     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 9, 1999


                                                      REGISTRATION NO. 333-78845
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                               AMENDMENT NO. 4 TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                        ALLIANCE RESOURCE PARTNERS, L.P.
             (Exact name of registrant as specified in its charter)

            DELAWARE                           1222                          73-1564280
(State or other jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
 incorporation or organization)    Classification Code Number)          Identification No.)

                           1717 SOUTH BOULDER AVENUE
                             TULSA, OKLAHOMA 74119
                                 (918) 295-7600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               THOMAS L. PEARSON
                SENIOR VICE PRESIDENT -- LAW AND ADMINISTRATION,
                         GENERAL COUNSEL AND SECRETARY
                           1717 SOUTH BOULDER AVENUE
                             TULSA, OKLAHOMA 74119
                                 (918) 295-7600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

             ANDREWS & KURTH L.L.P.                           BAKER & BOTTS, L.L.P.
             600 TRAVIS, SUITE 4200                              ONE SHELL PLAZA
              HOUSTON, TEXAS 77002                                910 LOUISIANA
                 (713) 220-4200                                HOUSTON, TEXAS 77002
             ATTN: DAVID P. OELMAN                                (713) 229-1234
                                                              ATTN: JOSHUA DAVIDSON

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED AUGUST 9, 1999


PROSPECTUS
                             8,969,335 COMMON UNITS

                        ALLIANCE RESOURCE PARTNERS, L.P.
                     REPRESENTING LIMITED PARTNER INTERESTS

                             $             PER UNIT
                               ------------------

     Alliance Resource Partners, L.P. is selling 8,969,335 common units which represent limited partner interests in our partnership. Alliance Resource Partners was recently formed to acquire, own and operate substantially all of the coal production and marketing business and assets of Alliance Resource Holdings, Inc. The underwriters named in this prospectus may purchase up to 1,345,400 additional common units from Alliance Resource Partners under certain circumstances.

     Common units are entitled to receive distributions of operating cash of $0.50 per quarter, or $2.00 on an annualized basis, before any distributions are paid on subordinated units. Subordinated units also represent limited partner interests in our partnership and will be owned by our special general partner. We expect that the priority of the common units will continue until at least September 30, 2004.

     This is an initial public offering of common units. Alliance Resource Partners currently expects the initial public offering price to be between $19.00 and $21.00 per share. The common units have been approved for quotation on the Nasdaq National Market under the symbol "ARLP".
                               ------------------


     INVESTING IN THE COMMON UNITS INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 20.


     These risks include the following:

     - Cash distributions on the common units are not assured.

     - The legal duties of our managing general partner to unitholders are limited.

     - Our business will be managed by our managing general partner. You will have limited voting rights and limited ability to remove the managing general partner.

     - Environmental regulations have changed consumption patterns by electric utility companies and may limit our ability to sell coal.

     - Competition within the coal industry and from other fuels may affect our ability to sell our coal.

     - We depend on a few customers for a significant portion of our revenues.

     - Our customers may choose not to extend existing or enter into new long-term contracts.

     - Our indebtedness may limit our ability to borrow additional funds, make distributions to unitholders or capitalize on business opportunities.

     - Purchasers of common units will experience immediate and substantial dilution.

     - You may be required to pay taxes on income from us even if you receive no cash distributions.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                               PER COMMON UNIT                  TOTAL
                                                             -------------------         -------------------
Public Offering Price                                        $                           $
Underwriting Discount                                        $                           $
Proceeds to Alliance Resource Partners (before expenses)     $                           $

     The underwriters are offering the common units subject to various conditions. The underwriters expect to deliver the common units to purchasers on
or about                     , 1999.
                               ------------------

SALOMON SMITH BARNEY                                  MORGAN STANLEY DEAN WITTER

                           A.G. EDWARDS & SONS, INC.

                                                                 LEHMAN BROTHERS

               , 1999

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. ALLIANCE RESOURCE PARTNERS HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. ALLIANCE RESOURCE PARTNERS IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                             ---------------------

                               TABLE OF CONTENTS


GUIDE TO READING THIS PROSPECTUS.................  (iii)
PROSPECTUS SUMMARY...............................     1
  Alliance Resource Partners.....................     1
  Partnership Structure and Management...........     5
  The Offering...................................     7
  Summary Historical and Pro Forma Financial and
    Operating Data of Alliance Resource
    Partners.....................................     9
  Summary of Risk Factors........................    11
  The Transactions...............................    14
  Summary of Conflicts of Interest and Fiduciary
    Responsibilities.............................    15
  Distributions and Payments to the General
    Partners and their Affiliates................    16
  Summary of Tax Considerations..................    18
RISK FACTORS.....................................    20
  Risks Inherent in an Investment in Alliance
    Resource Partners............................    20
  Risks Inherent in Our Business.................    22
  Regulatory Risks...............................    29
  Tax Risks to Common Unitholders................    31
USE OF PROCEEDS..................................    34
CAPITALIZATION...................................    35
DILUTION.........................................    36
CASH DISTRIBUTION POLICY.........................    37
  Quarterly Distributions of Available Cash......    37
  Available Cash.................................    37
  Operating Surplus and Capital Surplus..........    37
  Maintenance and Expansion Capital
    Expenditures.................................    38
  Distributions of Available Cash from Operating
    Surplus During the Subordination Period......    39
  Distributions of Available Cash from Operating
    Surplus After the Subordination Period.......    39
  Subordination Period; Conversion of
    Subordinated Units...........................    39
  Incentive Distribution Rights..................    40
  Distributions from Capital Surplus.............    42
  Adjustment of Minimum Quarterly Distribution
    and Target Distribution Levels...............    43
  Distributions of Cash Upon Liquidation.........    43
CASH AVAILABLE FOR DISTRIBUTION..................    46
SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND
  OPERATING DATA OF ALLIANCE RESOURCE PARTNERS...    48
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS............    50
  Results of Operations..........................    52
  Liquidity and Capital Resources................    55
  Inflation......................................    59
  Impact of Year 2000 Issue......................    59
  Recent Accounting Pronouncements...............    61
COAL INDUSTRY OVERVIEW...........................    62
  Demand for Coal................................    62
  Generation of Electricity......................    63
  Coal Imports and Exports.......................    64
  Coal Production................................    65
  Coal Types.....................................    65
  Coal Qualities.................................    66
  Coal Regions...................................    67
  Mining Methods.................................    68
  Coal Preparation...............................    69
  Coal Prices....................................    69
  Transportation.................................    70
  Deregulation of the Electric Utility
    Industry.....................................    70
BUSINESS.........................................    72
  Business Strategy..............................    72
  Competitive Strengths..........................    73
  Coal Reserves..................................    74
  Mining Methods.................................    75
  Mining Operations and Production...............    75
  Other Operations...............................    78
  Coal Transportation............................    78
  Customers......................................    79
  Coal Contracts.................................    79
  Employees and Labor Relations..................    80
  Competition....................................    81
  Legal Proceedings..............................    81
  Regulation.....................................    82
  Other Environmental, Health and Safety
    Regulation...................................    88
MANAGEMENT.......................................    89
  The Managing General Partner Will Manage
    Alliance Resource Partners...................    89
  Directors and Executive Officers of the
    Managing General Partner.....................    89
  Reimbursement of Expenses of the Managing
    General Partner..............................    91
  Executive Compensation.........................    91
  Compensation of Directors......................    92
  Employment Agreements..........................    92
  Long-Term Incentive Plan.......................    92
  Short-Term Incentive Plan......................    93
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
  AND MANAGEMENT.................................    94
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...    96
  Agreements Governing the Transactions..........    96
  Relationship with Alliance Resource Holdings...    96
  Purchase of Managing General Partner
    Interest.....................................    96
  Omnibus Agreement..............................    96
CONFLICTS OF INTEREST AND FIDUCIARY
  RESPONSIBILITIES...............................    98


                                       (i)

  Conflicts of Interest..........................         98
  Fiduciary Duties Owed to Unitholders by the
    General Partners are Prescribed by Law and
    the Partnership Agreement....................        101
DESCRIPTION OF THE COMMON UNITS..................        103
  The Units......................................        103
  Transfer Agent and Registrar...................        103
  Transfer of Common Units.......................        103
DESCRIPTION OF THE
  SUBORDINATED UNITS.............................        105
  Conversion of Subordinated Units...............        105
  Limited Voting Rights..........................        106
  Distributions upon Liquidation.................        106
THE PARTNERSHIP AGREEMENT........................        107
  Organization and Duration......................        107
  Purpose........................................        107
  Power of Attorney..............................        107
  Capital Contributions..........................        108
  Limited Liability..............................        108
  Issuance of Additional Securities..............        109
  Amendment of the Partnership Agreement.........        110
  Merger, Sale or Other Disposition of Assets....        112
  Termination and Dissolution....................        112
  Liquidation and Distribution of Proceeds.......        112
  Withdrawal or Removal of the General
    Partners.....................................        113
  Transfer of General Partner Interests and
    Incentive Distribution Rights................        114
  Change of Management Provisions................        115
  Limited Call Right.............................        115
  Meetings; Voting...............................        115
  Status as Limited Partner or Assignee..........        116
  Non-citizen Assignees; Redemption..............        116
  Indemnification................................        117
  Books and Reports..............................        117
  Right to Inspect Alliance Resource Partners'
    Books and Records............................        117
  Registration Rights............................        118
UNITS ELIGIBLE FOR FUTURE SALE...................        119
TAX CONSIDERATIONS...............................        121
  Legal Opinions and Advice......................        121
  Partnership Status.............................        122
  Limited Partner Status.........................        123
  Tax Consequences of Unit Ownership.............        124
  Tax Treatment of Operations....................        129
  Disposition of Common Units....................        132
  Tax-Exempt Organizations and Other Investors...        134
  Administrative Matters.........................        135
  State, Local and Other Tax Considerations......        138
INVESTMENT IN ALLIANCE RESOURCE PARTNERS BY
  EMPLOYEE BENEFIT
  PLANS..........................................        139
UNDERWRITING.....................................        140
VALIDITY OF THE COMMON UNITS.....................        142
EXPERTS..........................................        142
WHERE YOU CAN FIND MORE
  INFORMATION....................................        142
FORWARD-LOOKING STATEMENTS.......................        143
INDEX TO FINANCIAL STATEMENTS....................        F-1
Appendix A -- Form of Amended and Restated
  Agreement of Limited Partnership...............        A-1
Appendix B -- Form of Application for Transfer of
  Common Units...................................        B-1
Appendix C -- Glossary of Terms..................        C-1
Appendix D -- Pro Forma Available Cash from
  Operating Surplus..............................        D-1
Appendix E -- Coal Reserve Audit Summary Report
  of Weir International Mining Consultants.......        E-1


                             ---------------------

     Until             , 1999 (the 25th day after the date of this prospectus),
all dealers that buy, sell or trade the common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                      (ii)

                        GUIDE TO READING THIS PROSPECTUS

     The following information should help you understand some of the conventions used in this prospectus:

     - For ease of reference, a glossary of some of the terms used in this prospectus is included as Appendix C to this prospectus. Capitalized terms not otherwise defined have the meanings given in the glossary.

     - Unless otherwise indicated, the information set forth in this prospectus assumes: (1) an initial public offering price of $20.00 per common unit and (2) that the underwriters' over-allotment option has not been exercised.

     - Weir International Mining Consultants has audited the estimates of our coal reserves as of March 31, 1999 contained in this prospectus.

     - In this prospectus, we use three principal sources to provide coal industry data: Resource Data International, Inc., the National Mining Association and the Energy Information Administration of the U.S. Department of Energy. Occasionally, the data from one source may differ from the data provided from another source. We do not believe any of these differences are material.

                                      (iii)

                               PROSPECTUS SUMMARY

     The summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements.

                           ALLIANCE RESOURCE PARTNERS

     We are a diversified producer and marketer of coal to major United States utilities and industrial users. We began mining operations in 1971 and since then have grown through acquisitions and internal development to become the eighth largest coal producer in the eastern United States. At March 31, 1999, we had approximately 407 million tons of reserves in Illinois, Indiana, Kentucky, Maryland and West Virginia. In 1998, we produced 13.4 million tons of coal and sold 15.1 million tons of coal. The coal we produced in 1998 was approximately 18% low-sulfur coal, 23% medium-sulfur coal and 59% high-sulfur coal. In 1998, over 90% of our medium- and high-sulfur coal was sold to utility plants with installed pollution control devices, also known as "scrubbers," to remove sulfur dioxide.

     We currently operate six mining complexes in Illinois, Kentucky and Maryland and have one complex under development in Indiana. Five of our active mining complexes are underground and one has both surface and underground mines. Our mining activities are organized into three operating regions:

     - ILLINOIS BASIN OPERATIONS. Our three active Illinois Basin mining complexes are located in western Kentucky and southern Illinois. In 1998, they produced 7.9 million tons of high-sulfur coal, approximately 79% of which were sold under long-term contracts having a term of one year or more. Our reserves in the region were 307.4 million tons as of March 31, 1999. We have also commenced construction of a new underground mining complex for production from the low-sulfur portion of our Gibson County, Indiana reserves. We expect to begin operations at this mining complex in the fall of 2000.

     - EAST KENTUCKY OPERATIONS. Our two East Kentucky mining complexes produced
       2.5 million tons of low-sulfur coal in 1998, approximately 31% of which were sold under long-term contracts. Our reserves in the region were 53.5 million tons as of March 31, 1999.

     - MARYLAND OPERATIONS. Our Maryland mining complex produced 3.0 million tons of medium-sulfur coal in 1998, approximately 94% of which were sold under long-term contracts. Our reserves in the region were 46.5 million tons as of March 31, 1999.

CUSTOMERS AND CONTRACTS

     In 1998, approximately 84% of our production was consumed by electric utilities with the balance consumed by cogeneration plants and industrial users. Our largest customers in 1998 were Tennessee Valley Authority, Seminole Electric Cooperative, Inc. and Virginia Electric Power Company. We have had relationships with each of these customers for at least 15 years. In 1998, approximately 75% of our sales tonnage, including approximately 84% of our medium- and high-sulfur coal sales tonnage, was sold under long-term contracts. The balance of our sales were made on the spot market. In June 1999, we entered into a long-term contract to provide 23 million tons of low-sulfur coal to a subsidiary of Cinergy, Inc. through December 2012. Our long-term contracts contribute to our stability and profitability by providing more predictable sales volumes and sales prices. As of June 30, 1999, our significant long-term contracts represented total commitments of approximately 97.5 million tons of coal.

BUSINESS STRATEGY

     Our business strategy is to increase our profitability and to maximize our distributions to unitholders by:

     - continuing to make productivity improvements in order to be a low-cost producer in each region in which we operate;

     - offering our customers a broad range of coal qualities, transportation alternatives and customized services;

     - extending the lives of our mines through the development of currently undeveloped coal reserves using our existing infrastructure;

     - developing new mining complexes in locations with attractive market conditions;

     - engaging in strategic acquisitions of mining operations and reserves; and

     - developing strategic relationships to take advantage of opportunities created by the deregulation of the electric utility industry.

COMPETITIVE STRENGTHS

     We believe we are in a strong position to successfully execute our business strategy due to the following competitive strengths:

     - WE ARE A PROVEN OPERATOR WITH A TRACK RECORD OF STEADY GROWTH. Over the past five years, we have successfully increased our total coal production from 8.5 million tons in 1994 to 13.4 million tons in 1998.

     - WE HAVE SUCCESSFULLY INCREASED OUR PRODUCTIVITY. From 1994 through 1998, we achieved a 7% compound annual growth rate in our productivity, measured in tons produced per man hour. This resulted in a 16% reduction of the cost per ton of the coal we sold during this period.

     - WE HAVE AN ATTRACTIVE PORTFOLIO OF LONG-TERM CONTRACTS. Of the 97.5 million tons of coal committed under our significant long-term contracts as of June 30, 1999, a majority is committed to electric utilities with investment grade credit ratings.

     - WE POSSESS SUBSTANTIAL LONG-LIVED RESERVES WITH ADJACENT EXPANSION OPPORTUNITIES. Our total proven and probable reserves at March 31, 1999 were estimated to be approximately 407 million tons. In addition, there are substantial reserves on adjacent properties that we intend to acquire or lease as our mining operations approach these areas.

     - OUR MINING OPERATIONS ARE STRATEGICALLY LOCATED. Our mining operations are located near many of the major utility generating plants and the coal hauling railroads in the eastern United States. We believe this gives us a transportation cost advantage compared to many of our competitors.

     - WE PRODUCE AND SELL A WIDE VARIETY OF COALS TO SEVERAL GEOGRAPHIC REGIONS. Our product diversity allows us to participate in the major segments of the eastern United States coal markets while limiting our exposure to a downturn in any single market segment. In addition, our coal generally has a relatively high heat content for the regions in which it is produced, and as a result, sells at a premium price.

     - WE HAVE A STRONG MANAGEMENT TEAM WITH A SUCCESSFUL RECORD OF DEVELOPING AND ACQUIRING COAL PROPERTIES. Our senior management team has been with us for an average of 18 years. This management team has been responsible for the successful construction of three new mining complexes and the acquisition of two existing mining complexes.

     While we believe we have a number of competitive strengths, you should also be aware that our business is subject to a number of risks, including our high levels of indebtedness, dependence on a few significant customers and changing fuel consumption patterns by utilities. See "Risk Factors."

RECENT DEVELOPMENTS


     The following results of operations for the three months ended June 30, 1998 and June 30, 1999 are based on the unaudited accounting information currently available to us. The results of operations for interim periods are not necessarily indicative of the results for a full year. The amounts in the table below are in millions.



                                                  THREE MONTHS
                                                 ENDED JUNE 30
                                                ----------------
                                                1998       1999
                                                -----      -----
Total revenues................................  $90.9      $86.7
Net income....................................    0.7        4.9
Tons sold.....................................    3.8        3.8
EBITDA(1).....................................   11.8       16.6


---------------


(1) EBITDA is defined as income (loss) before interest expense, income taxes and depreciation, depletion and amortization. EBITDA should not be considered as an alternative to net income, income (loss) before income taxes, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles. EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution, but provides additional information for evaluating our ability to make the minimum quarterly distribution.



     The decrease in total revenues reflects reduced low margin brokerage volumes, partially offset by higher volumes from our Illinois Basin operations and a higher average sale price at our Pontiki/Excel mining complex, primarily due to a new long-term contract. The increase in net income is principally attributable to lower costs per ton sold at our Hopkins County Coal mining complex due to capital improvements made in 1998 and a higher average sales price at Pontiki/Excel. The increase in earnings before interest, income taxes and depreciation, depletion and amortization is attributable to the same factors that resulted in an increase in net income.


DEMAND FOR COAL

     Over the last two decades, total domestic coal consumption in the United States has increased at an average annual rate of 2.5% from approximately 625 million tons in 1978 to over one billion tons in 1998. The growth in demand for coal has been driven by a growth in electricity consumption. In 1998, electric utilities accounted for 90% of domestic coal consumption.

     We believe that demand for our coal will continue to grow for the following reasons:

     - DEMAND FOR ELECTRICITY WILL CONTINUE TO INCREASE AS THE ECONOMY CONTINUES TO GROW. Electricity production by domestic utilities increased 46% from 1978 through 1998. Over that same period, demand for coal increased 66%. We believe much of the projected increase in demand for electricity will be supplied by existing coal-fired plants because they possess excess capacity which can be utilized at low incremental costs.

     - DEREGULATION OF ELECTRIC UTILITY MARKETS WILL INCREASE DEMAND FOR
       COAL. We believe that competition and market-based pricing resulting from the deregulation of electric utility markets will cause power companies to consume more coal. This is because electricity generated from existing coal-fired plants is generally less expensive than electricity generated from readily available alternatives, including natural gas-fired plants.

     - AS NUCLEAR POWER PLANTS ARE RETIRED, EXISTING COAL-FIRED PLANTS WILL REPLACE A LARGE PART OF THE RETIRED NUCLEAR CAPACITY. We believe that electricity generation from nuclear plants will decline over the next 15 years because a number of nuclear plants are likely to be retired during that period. We believe that excess capacity at existing coal-fired plants will be used to replace a large part of the retired nuclear capacity.

     - COAL PRICES ARE LOWER AND MORE STABLE THAN NATURAL GAS PRICES. The market price of natural gas historically has been higher and more volatile than the market price of coal. While new natural gas-fired plants generally are less expensive to construct than new coal-fired plants, we believe that higher prices and volatility will continue to make natural gas a less attractive energy source than coal for many utilities, particularly for baseload electricity generation.

     - DEMAND FOR OUR MEDIUM- AND HIGH-SULFUR COAL PRODUCTION WILL
       CONTINUE. Over 90% of our current medium- and high-sulfur coal production is shipped to customers who operate power plants in which some or all of the generating units have scrubbers installed. Although the Clean Air Act emission requirements may cause a general shift in demand toward lower sulfur coal, we believe that we will experience continued demand for our medium- and high-sulfur coal for use in these scrubbed plants.

RELATIONSHIP WITH THE BEACON GROUP AND OWNERSHIP OF THE GENERAL PARTNERS

     The Beacon Group, LP, a Delaware limited partnership, together with its subsidiaries and affiliates, is a private investment and advisory partnership based in New York City with specific expertise in the energy industry. In 1996, The Beacon Group and management formed Alliance Resource Holdings, formerly known as Alliance Coal Corporation, to acquire the coal production and sales business of MAPCO Inc. Alliance Resource Holdings is owned 12.9% by management and 87.1% by funds managed by The Beacon Group and its affiliates. It is anticipated that management and the funds managed by The Beacon Group and its affiliates will purchase ownership interests in the managing general partner in similar proportions to their holdings in Alliance Resource Holdings. Our special general partner is a wholly-owned subsidiary of Alliance Resource Holdings. In addition to energy-related investments, The Beacon Group is engaged, through its affiliates, in a number of other activities, including merger and acquisition advisory work and non-energy principal investments. The Beacon Group has in excess of $2.0 billion of committed equity capital under management. After the completion of the offering, The Beacon Group will retain an interest in our operations through the funds it and its affiliates manage. These funds will have a direct interest in the managing general partner and an indirect interest in the special general partner. See "Security Ownership of Certain Beneficial Owners and Management."

                      PARTNERSHIP STRUCTURE AND MANAGEMENT

     Our operations will be conducted through, and our operating assets will be owned by, our subsidiaries. We will own our interests in our subsidiaries through an intermediate partnership, Alliance Resource Operating Partners, L.P. Upon consummation of the offering of the common units and the related transactions:

     - Alliance Resource Partners will own a 98.9899% limited partner interest in the intermediate partnership;

     - Alliance Resource Management GP, LLC, the managing general partner, will own a 0.99% general partner interest in Alliance Resource Partners, a 1.0001% general partner interest in the intermediate partnership and a 0.001% managing interest in Alliance Coal, LLC, the operating subsidiary;

     - Alliance Resource GP, LLC, the special general partner, will own a 0.01% general partner interest and a 41.3% limited partner interest in Alliance Resource Partners and a 0.01% general partner interest in the intermediate partnership; and

     - the intermediate partnership will own a 99.999% non-managing interest in Alliance Coal, LLC.

     The general partners, therefore, will own a combined 2% general partner/managing interest in Alliance Resource Partners, the intermediate partnership and the operating subsidiary on a combined basis. In this prospectus, we refer to this interest owned by the general partners as their combined 2% general partner interest.

     The managing general partner will have sole responsibility for conducting our business and managing our operations and will own all of the incentive distribution rights. The special general partner has no operational or managerial responsibilities under our partnership agreement, but will own all of the subordinated units. The senior executives who currently manage our business will manage and operate the business as the senior executives of the managing general partner. The managing general partner will not receive any management fee or other compensation in connection with its management of our business, but it will be reimbursed for all direct and indirect expenses incurred on our behalf.

     Our principal executive offices are located at 1717 South Boulder Avenue, Tulsa, Oklahoma 74119, and our phone number is (918) 295-7600.

     The chart on the following page depicts the organization and ownership of Alliance Resource Partners, the intermediate partnership and the operating subsidiary after giving effect to the offering of the common units and the related formation transactions. The percentages reflected in the organization chart represent the approximate ownership interest in Alliance Resource Partners, the intermediate partnership and the operating subsidiary individually and not on a combined basis, unlike the other presentations in this prospectus.

Organizational chart depicting the following organizational and ownership information.

Ownership of Alliance Resource Management GP, LLC (the Managing General Partner)

Percentage Interest                  Interest Held By
-------------------                  ----------------
          %             Management and funds affiliated with The Beacon Group

      Ownership of Alliance Resource GP, LLC (the Special General Partner)

Percentage Interest                  Interest Held By
-------------------                  ----------------
       100%                   Alliance Resource Holdings, Inc.


                 Ownership of Alliance Resource Partners, L.P.
                               (the Partnership)

Percentage/Type of Interest Held        Number/Type of Units Rights        Interest Held By
--------------------------------        ---------------------------        ----------------
    .99% general partner               incentive distribution rights      Alliance Resource Management GP, LLC
    .01% general partner               general partner interest           Alliance Resource GP, LLC
   41.3% limited partner               6,413,075 subordinated units       Alliance Resource GP, LLC
   57.7% limited partner               8,969,335 common units             public unitholders

                 Ownership of Alliance Operating Partners, L.P.
                         (the Intermediate Partnership)

Percentage Interest                 Interest Held By
-------------------                 ----------------
 0.01% general partner          Alliance Resource GP, LLC
1.0001% general partner         Alliance Resource Management GP, LLC
98.9899% limited partner        Alliance Resource Partners, L.P.


           Ownership of Alliance Coal, LLC (the Operating Subsidiary)

Percentage Interest                   Interest Held By
-------------------                   ----------------
  .001% managing               Alliance Resource Management GP, LLC
99.999% non-managing           Alliance Operating Partners, L.P.


                   Effective Aggregate Ownership of Alliance
 Resource Partners, the Intermediate Partnership and the Operating Subsidiary

     Public common unitholders ........................... 57.1%
     Alliance Resource GP, LLC's Subordinated Units ...... 40.9%
     Combined General Partner Interest ...................  2.0%

                                  THE OFFERING

Common units offered.......  8,969,335 common units.

                             10,314,735 common units if the underwriters' over-allotment option is exercised in full.

Units outstanding after
this offering..............  8,969,335 common units and 6,413,075 subordinated units, representing 57.1% and 40.9% limited partner interests in Alliance Resource Partners.

                             If the underwriters' over-allotment option is exercised in full:

                             - 1,345,400 additional common units will be issued
                               and 672,700 subordinated units will be redeemed; and

                             - 10,314,735 common units and 5,740,375
                               subordinated units, representing 63.0% and 35.0% limited partner interests in Alliance Resource Partners, will be outstanding.

Cash distributions.........  We are required to distribute all of our cash on hand at the end of each quarter, plus working capital borrowings after the end of the quarter, less reserves established by our managing general partner in its discretion. We refer to this cash as "available cash" and its meaning is precisely defined in our partnership agreement. We have also included this definition in our glossary in Appendix C. The amount of this cash may be greater than or less than the minimum quarterly distribution.

                             Prior to making quarterly distributions, our managing general partner will establish reserves for our operations.

                             In general, cash distributions each quarter will be based on the following priorities:

                             - first, 98% to the common units and 2% to the
                               general partners, until each common unit has received a minimum quarterly distribution of $0.50 plus any arrearages in the payment of the minimum quarterly distribution from prior quarters; and

                             - second, 98% to the subordinated units and 2% to
                               the general partners, until each subordinated unit has received a minimum quarterly distribution of $0.50.

                             If cash distributions per unit exceed target levels greater than $0.55 in a quarter, the managing general partner will receive incentive distributions.

                             Cash distributions will generally be made within 45 days after the end of each quarter. The first distribution to unitholders will be made within 45 days after the quarter ending September 30, 1999. The minimum quarterly distribution for the period from the closing of the offering through September 30, 1999 will be adjusted downward based on the actual length of the period.

                             Although we can provide no assurances, based on the assumptions listed on page 45 of the prospectus, we believe that we will generate sufficient cash to enable us to make the minimum quarterly distribution of $0.50 per quarter on the common units and the subordinated units through December 31, 2000. The amount of pro forma cash available for distribution generated during 1998 would have been sufficient to allow us to pay approximately 90% of the minimum quarterly distribution on the common units and would have been insufficient to make a distribution on the subordinated units. See "Cash Available for Distribution" for an explanation of this shortfall.

Subordination period.......  The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before September 30, 2004.

                             When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Early conversion of
subordinated units.........  If the financial tests in the partnership agreement have been met for any quarter on or after September 30, 2003, 50% of subordinated units will convert into common units.

Issuance of additional
units......................  In general, during the subordination period we can issue up to 4,484,668 additional common units without obtaining unitholder approval. We can also issue an unlimited number of common units for acquisitions which increase cash flow from operations per unit on a pro forma basis.

Voting rights..............  The managing general partner will manage and operate Alliance Resource Partners. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our managing general partner on an annual or other continuing basis. The managing general partner may not be removed except pursuant to the vote of the holders of at least 66 2/3% of the outstanding units, including units owned by the general partners and their affiliates.

Partnership termination....  Our existence will terminate on December 31, 2098, unless terminated sooner in accordance with the terms of our partnership agreement.

Quotation on Nasdaq
National Market............  The common units have been approved for quotation on the Nasdaq National Market under the symbol "ARLP".

            SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING
                       DATA OF ALLIANCE RESOURCE PARTNERS

     The following table sets forth summary historical and pro forma financial and operating data of Alliance Resource Partners for the periods and at the dates indicated. The results of operations for interim periods are not necessarily indicative of the results for a full year. This table is derived from, should be read in conjunction with, and is qualified in its entirety by reference to our historical and pro forma financial statements and the accompanying notes. The amounts in the table below, except for the per unit data and the per ton information, are in millions.


                                                                            THREE MONTHS      PRO FORMA
                                            YEAR ENDED       PRO FORMA          ENDED        THREE MONTHS
                                           DECEMBER 31,      YEAR ENDED       MARCH 31,         ENDED
                                          ---------------   DECEMBER 31,   ---------------    MARCH 31,
                                           1997     1998        1998        1998     1999        1999
                                          ------   ------   ------------   ------   ------   ------------
STATEMENT OF OPERATIONS:
Sales and operating revenues
  Coal sales............................  $305.3   $357.4      $357.4      $ 87.2   $ 82.8      $ 82.8
  Other sales and operating revenues....     8.5      4.5         4.5         1.1      0.3         0.3
                                          ------   ------      ------      ------   ------      ------
          Total revenues................   313.8    361.9       361.9        88.3     83.1        83.1
                                          ------   ------      ------      ------   ------      ------
Expenses
  Operating expenses....................   197.4    237.6       237.6        58.5     56.8        56.8
  Outside purchases.....................    49.8     51.2        51.2        11.0      8.5         8.5
  General and administrative............    15.4     15.3        15.3         4.2      3.6         3.6
  Depreciation, depletion and
     amortization.......................    33.7     39.8        39.8         9.9      9.9         9.9
  Interest expense......................      --      0.2        19.2          --       --         4.8
  Unusual item(1).......................      --      5.2         5.2          --       --          --
                                          ------   ------      ------      ------   ------      ------
          Total operating expenses......   296.3    349.3       368.3        83.6     78.8        83.6
                                          ------   ------      ------      ------   ------      ------
Income (loss) from operations...........    17.5     12.6        (6.4)        4.7      4.3        (0.5)
Other income (expense)..................     0.5     (0.1)       (0.1)        0.1       --          --
                                          ------   ------      ------      ------   ------      ------
Income (loss) before income taxes.......    18.0     12.5        (6.5)        4.8      4.3        (0.5)
Income tax expense (benefit)............     4.3      3.8          --         1.5      1.3          --
                                          ------   ------      ------      ------   ------      ------
Net income (loss)(2)....................  $ 13.7   $  8.7      $ (6.5)     $  3.3   $  3.0      $ (0.5)
                                          ======   ======      ======      ======   ======      ======
Pro forma net loss per unit.............                       $(0.42)                          $(0.03)
                                                               ======                           ======
BALANCE SHEET DATA:
Working capital(3)......................  $ 10.3   $  7.1                  $ 19.5   $ 13.0      $ 60.5
Total assets............................   245.8    261.1                   281.7    264.3       315.8
Long-term debt..........................     1.9      1.7                     1.9      1.7       230.3
Total liabilities.......................    87.0    108.3                   110.3    109.4       334.7
Net parent investment...................   158.8    152.8                   171.4    154.9          --
Pro forma partners' equity (deficit)....      --       --                      --       --       (18.9)
OTHER OPERATING DATA:
Tons sold...............................    12.4     15.1        15.1         3.6      3.6         3.6
Tons produced...........................    10.9     13.4        13.4         3.5      3.6         3.6
Revenues per ton sold...................  $25.31   $23.97      $23.97      $24.53   $23.08      $23.08
Cost per ton sold(4)....................  $21.18   $20.14      $20.14      $20.47   $19.14      $19.14
OTHER FINANCIAL DATA:
EBITDA(5)...............................  $ 51.7   $ 52.5      $ 52.5      $ 14.7   $ 14.2      $ 14.2
Net cash provided by operating
  activities............................    53.2     50.5                     4.1      6.3
Net cash used in investing activities...   (22.4)   (35.6)                  (13.3)    (5.4)
Net cash provided by (used in) financing
  activities............................   (30.8)   (14.9)                    9.2     (0.9)
Maintenance capital expenditures(6).....    15.2     17.2        17.2         4.8      5.0         5.0
Expansion and other capital
  expenditures(6).......................     7.2     18.6        18.6         8.5      0.7         0.7
Total capital expenditures..............    22.4     35.8        35.8        13.3      5.7         5.7
(footnotes on following page)

---------------

(1) Represents the net loss incurred during the temporary closing of one of our mining complexes in the second half of 1998.


(2) In calculating pro forma net loss, we have not included interest income that we would have received from the U.S. Treasury notes that we are required to purchase with the proceeds of our term loan facility. The interest cost associated with the term loan borrowings is reflected in our pro forma adjustments. Had interest from the U.S. Treasury notes been included, interest income of $2.6 million and $0.7 million would have been generated for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively.


(3) Excludes accounts receivable from affiliates.

(4) Cost per ton sold is based on the total of operating expenses, outside purchases and general and administrative expenses divided by tons sold.

(5) EBITDA is defined as income (loss) before interest expense, income taxes and depreciation, depletion and amortization. EBITDA has not been adjusted to add back unusual items. EBITDA should not be considered as an alternative to net income, income (loss) before income taxes, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles. EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution, but provides additional information for evaluating our ability to make the minimum quarterly distribution.

(6) Maintenance capital expenditures shown in this table reflect our historical designation of maintenance capital expenditures. Under the partnership agreement, certain of the expenditures shown under expansion and other capital expenditures will be treated as maintenance capital expenditures. For the definition of maintenance capital expenditures and expansion capital expenditures under the partnership agreement, see "Cash Distribution
    Policy -- Maintenance and Expansion Capital Expenditures."

                            SUMMARY OF RISK FACTORS

RISKS INHERENT IN AN INVESTMENT IN ALLIANCE RESOURCE PARTNERS

     - You will have limited voting rights and will not control our managing general partner.

     - Purchasers of common units will experience immediate and substantial dilution.

     - We may issue additional common units without your approval, which would dilute existing unitholders' interests.

     - Issuance of additional common units, including upon conversion of subordinated units or exercise of the underwriters' over-allotment option, will increase the risk that we will be unable to pay the full minimum quarterly distribution on all common units.

     - Cost reimbursements due to our general partners may be substantial and would reduce our cash available for distribution.

     - Our managing general partner has a limited call right that may require you to sell your units at an undesirable time or price.

     - You may not have limited liability in some circumstances.

RISKS INHERENT IN OUR BUSINESS

     - Competition within the coal industry may adversely affect our ability to sell coal, and excess production capacity in the industry could put downward pressure on coal prices.

     - We expect most newly constructed power plants to be fueled by natural gas. Any change in consumption patterns by utilities away from the use of coal could affect our ability to sell the coal we produce.

     - Current conditions in the coal industry may make it more difficult for us to extend existing or enter into new long-term contracts. This could affect the stability and profitability of our operations.


     - Some of our long-term contracts contain provisions allowing for the renegotiation of prices and, in some instances, the termination of the contract or the suspension of purchases by customers.


     - Some of our long-term contracts require us to supply all of our customers' coal needs. If these customers' coal requirements decline, our revenues under these contracts will also drop.

     - A substantial portion of our coal has a high-sulfur content. This coal may become more difficult to sell because the Clean Air Act limits the ability of electric utilities to burn high-sulfur coal.

     - We depend on a few customers for a significant portion of our revenues, and the loss of one or more significant customers could affect our ability to sell coal.

     - Litigation relating to disputes with our customers may result in substantial costs, liabilities and loss of revenues.

     - We are currently involved in litigation with respect to our Mt. Vernon transfer facility, the outcome of which is uncertain.

     - A loss of the benefit from state tax credits may affect adversely our ability to pay the minimum quarterly distribution.

     - Coal mining is subject to inherent risks that are beyond our control, and we cannot assure you that these risks will be fully covered under our insurance policies.

     - We depend on third party service providers to produce a portion of our coal. If these providers' services were no longer available, our ability to produce and sell coal would be adversely affected.

     - Although none of our employees are members of unions, we cannot assure you that our work force will remain union-free in the future.


     - Any significant increase in transportation costs or disruption of the transportation of our coal may impair our ability to sell coal.



     - We may not be able to grow successfully through future acquisitions, and we may not be able to effectively integrate the various businesses or properties we do acquire.


     - Our business may be adversely affected if we are unable to replace our coal reserves.

     - The estimates of our reserves may prove inaccurate, and you should not place undue reliance on these estimates.


     - Cash distributions are not guaranteed and may fluctuate with our performance. In addition, our managing general partner's discretion in establishing reserves may negatively impact your receipt of cash distributions.


     - Our indebtedness may limit our ability to borrow additional funds, make distributions to unitholders or capitalize on business opportunities.

     - We are required to place and maintain bonds to secure our obligations to return mined property to its original condition. The failure to do so could result in fines and the loss of our mining permits.

     - Our operations could be adversely affected by data processing failures after December 31, 1999. Failures could occur in our own systems as well as the systems of our customers or suppliers.

REGULATORY RISKS

     - We are subject to federal, state and local regulation on numerous matters. These regulations increase our costs of doing business and may discourage customers from buying our coal.

     - We have black lung benefits and workers' compensation obligations that could increase if new legislation is enacted.

     - The Clean Air Act affects our customers and could significantly influence their purchasing decisions.

     - The passage of legislation responsive to the Framework Convention on Global Climate Change could result in a reduced use of coal by electric power generators. This reduction in use could adversely affect our revenues and results of operations.

     - We are subject to the Clean Water Act, which imposes limitations and monitoring and reporting obligations on our discharge of pollutants into water.

     - We are subject to reclamation, mine closure and real property restoration regulations and must accrue for the estimated cost of complying with these regulations.

     - We could incur significant costs under federal and state Superfund and waste management statutes.

     - We may not be able to obtain consents to the transfer of some mining and environmental permits prior to closing of the offering.

TAX RISKS TO COMMON UNITHOLDERS

     - The IRS could treat us as a corporation, which would substantially reduce the cash available for distribution to unitholders.

     - We have not requested an IRS ruling with respect to our tax treatment.

     - You may be required to pay taxes on income from us even if you receive no cash distributions.

     - Tax gain or loss on disposition of common units could be different than expected.

     - Investors, other than individuals who are U.S. residents, may have adverse tax consequences from owning units.

     - We will register as a tax shelter. This may increase the risk of an IRS audit of Alliance Resource Partners or a unitholder.

     - We treat a purchaser of units as having the same tax benefits as the seller; the IRS may challenge this treatment which could adversely affect the value of the units.

     - You will likely be subject to state and local taxes as a result of an investment in units.

                                THE TRANSACTIONS

     Concurrently with the closing of the offering of the common units, the special general partner will:

     - issue $180 million principal amount of 8.31% senior notes due 2014 in a private placement to institutional investors;

     - enter into a senior credit facility of up to $100 million consisting of three tranches: a term loan facility of up to $50 million, a $25 million working capital facility and a $25 million revolving credit facility.

     The intermediate partnership will assume the special general partner's obligations under the senior notes and the credit facilities. At closing, the special general partner will borrow $48.6 million under the term loan facility. We do not anticipate that any amounts will be drawn at closing under the working capital facility or the revolving credit facility. The offering of the common units is conditioned upon the issuance of the senior notes and the borrowings under the term loan facility.

     The following table sets forth an estimated breakdown of the sources and uses of these transactions:

                                                                 AMOUNTS
                                                              -------------
                                                              (IN MILLIONS)
Sources of Funds:
  Common units offering(1)..................................     $167.9
  Senior notes private placement............................      180.0
  Term loan.................................................       48.6
  Sale of managing general partner interest.................        6.3
                                                                 ------
                                                                 $402.8
                                                                 ======
Uses of Funds:
  Amounts retained by the special general partner...........     $228.6
  Distribution to the special general partner(2)............       81.1
  Purchase of U.S. Treasury Notes...........................       48.6
  Payment of expenses.......................................        8.0
  Working capital and general corporate purposes............       36.5
                                                                 ------
                                                                 $402.8
                                                                 ======

---------------

(1) After deducting underwriting discounts and commissions, but before deducting our other transaction expenses.

(2) Represents a reimbursement of the special general partner for capital expenditures.

     All of the amounts distributed to or retained by the special general partner will be distributed to Alliance Resource Holdings. We will use one-half of the net proceeds from any exercise of the underwriters' over-allotment option to redeem an amount of subordinated units from our special general partner equal to one-half of the number of common units issued upon exercise of that option. We will use the balance of the net proceeds from any exercise of the underwriters' over-allotment option to fund future capital expenditures and for working capital and other general corporate purposes.

        SUMMARY OF CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

     Alliance Resource Management GP, our managing general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a "fiduciary" duty. However, because Alliance Resource Management GP is owned by management and funds affiliated with The Beacon Group, its officers and directors have fiduciary duties to manage its business in a manner beneficial to those parties. As a result of this relationship, conflicts of interest may arise in the future between Alliance Resource Partners and our unitholders, on the one hand, and the managing general partner and its affiliates, on the other hand.

     The following situations, among others, could give rise to conflicts of interest:

     - our managing general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional securities, and reserves, which can affect the amount of distributions to unitholders;

     - our managing general partner may take actions that have the effect of enabling it or its affiliates to receive distributions on their own units or incentive distribution rights, or hastening the expiration of the subordination period or the conversion of their subordinated units into common units; and

     - some of the officers of our managing general partner, who will provide services to us, are also officers of Alliance Resource Holdings and may devote time to the businesses of Alliance Resource Holdings. Accordingly, competition for their services may arise.

     Our managing general partner is permitted to resolve conflicts of interest by considering the interests of all the parties involved. Therefore, our managing general partner can consider the interests of its affiliates, including Alliance Resource Holdings, if a conflict of interest arises.

     Our managing general partner will have a conflicts committee, consisting of at least two independent members of its board of directors, that will be available to review matters involving conflicts of interest.

     Our partnership agreement limits the liability and reduces the fiduciary duties of our managing general partner to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our managing general partner's fiduciary duty. By purchasing a common unit, you are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.


     Alliance Resource Holdings will agree, and will cause its controlled affiliates to agree, for so long as management and funds affiliated with The Beacon Group control the managing general partner, not to engage in the business of mining, marketing or transporting coal in the United States unless it first offers us the opportunity to engage in this activity or acquire this business, and the board of directors of the managing general partner, with the concurrence of its conflicts committee, elects to cause us not to pursue the opportunity or acquisition. The restriction will not apply to the assets and businesses retained by Alliance Resource Holdings at the closing of the offering of common units. See "Certain Relationships and Related Transactions." Except as provided above, Alliance Resource Holdings and its controlled affiliates will not be prohibited from engaging in activities in which they compete directly with us. In addition, The Beacon Group, and the funds it manages, will not be prohibited from owning or engaging in businesses which compete with us.

    DISTRIBUTIONS AND PAYMENTS TO THE GENERAL PARTNERS AND THEIR AFFILIATES

     The following table summarizes the distributions and payments to be made by us to our general partners and their affiliates in connection with the formation, the ongoing operation and the liquidation of Alliance Resource Partners. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations.

                                FORMATION STAGE

The consideration received
  by our general partners
  for the transfer of
  their interests in the
  subsidiaries and a
  capital contribution.....  - 6,413,075 subordinated units;

                             - an aggregate 2% general partner interest in
                               Alliance Resource Partners, the intermediate partnership and the operating subsidiary on a combined basis;

                             - the incentive distribution rights;

                             - $309.7 million of the net proceeds of the
                               offering of the common units, the private placement of the senior notes and the borrowings under the term loan facility. All of these proceeds will be distributed by the special general partner to its parent, Alliance Resource Holdings, which is owned by management and funds managed by The Beacon Group and its affiliates. In addition, one-half of the net proceeds from any exercise of the underwriters' over-allotment option will be used to redeem an amount of subordinated units from the special general partner equal to one-half of the number of common units issued upon exercise of that option; and

                             - assumption by our intermediate partnership of the
                               special general partner's obligations under the senior notes and the senior credit facility.

                               OPERATIONAL STAGE

Distributions of available
  cash to our general
  partners.................  Cash distributions will generally be made 98% to the unitholders, including to the special general partner as holder of the subordinated units, and 2% to the general partners. In addition, if distributions exceed the target levels, our managing general partner will be entitled to increasing percentages of the distributions, up to 48% of the distributions above the highest target level.

                             Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partners would receive distributions of approximately $0.6 million on the combined 2% general partner interest and the special general partner would receive a distribution of approximately $12.8 million on the subordinated units.

Payments to our managing
  general partner and
  its affiliates...........  Our managing general partner and its affiliates will not receive any management fee or other compensation for the management of Alliance Resource Partners. Our managing general partner and its affiliates will be reimbursed, however, for all direct and indirect expenses incurred on behalf of Alliance Resource Partners. On a pro forma basis for 1998, we estimate that expense reimbursement to the managing general partner and its affiliates would have been approximately $2.6 million.

Withdrawal or removal of
our general partners.......  If either general partner withdraws or is removed, its general partner interest and, in the case of the managing general partner, its incentive distribution rights, will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. See "The Partnership Agreement -- Withdrawal or Removal of the General Partners."

                               LIQUIDATION STAGE

Liquidation................  Upon the liquidation of Alliance Resource Partners, the partners, including our general partners, will be entitled to receive liquidating distributions according to their particular capital account balances.

                         SUMMARY OF TAX CONSIDERATIONS

     We have included below a summary of the primary tax considerations associated with the ownership of common units. For a discussion of all of the material tax considerations associated with the ownership of common units, please see the discussion included under "Tax Considerations" which appears later in this prospectus.

WE WILL BE CLASSIFIED AS A PARTNERSHIP FOR TAX PURPOSES

     In the opinion of Andrews & Kurth L.L.P., our tax counsel, we are classified for federal income tax purposes as a partnership. Accordingly, we will pay no federal income taxes, and you will be required to report on your federal income tax return your share of our income, gains, losses and deductions without regard to distributions. An opinion of Andrews & Kurth L.L.P. is included as an exhibit to the registration statement of which this prospectus is a part.

ALLOCATIONS AND DISTRIBUTIONS ARE BASED ON YOUR PERCENTAGE INTEREST IN US

     In general, our income and loss will be allocated to the general partners and the unitholders for each taxable year according to their particular percentage interests in Alliance Resource Partners. You will be required to take into account, in determining your federal income tax liability, your share of our taxable income for each of our taxable years ending with or within your taxable year, even if cash distributions are not made to you. As a consequence, your share of our taxable income, and possibly the income tax payable for that income, may exceed the cash distributed to you.

THE RATIO OF TAXABLE INCOME TO DISTRIBUTIONS WILL BE LESS THAN 30 PERCENT

     We estimate that if you purchase common units in this offering and hold them through December 31, 2002, you will be allocated an amount of federal taxable income for that period which is less than 30% of the cash distributed for that period. We anticipate that for taxable years beginning after December 31, 2002, the taxable income allocable to you will constitute a significantly higher percentage of cash distributed to you. However, we cannot assure you that these estimates will be correct.

LOSSES ARE ONLY AVAILABLE TO OFFSET OUR FUTURE INCOME

     In the case of taxpayers subject to the passive loss rules, generally individuals and closely held corporations, our losses will only be available to offset our future income and cannot be used to offset income from other activities, including passive activities or investments, salary or other active business income. Any losses unused by virtue of these rules can be deducted when you dispose of all of your units in a fully taxable transaction with an unrelated party.

WE INTEND TO MAKE AN ELECTION TO PERMIT US TO ADJUST A PURCHASER'S TAX BASIS IN OUR ASSETS TO REFLECT THE PURCHASE PRICE OF A PURCHASER'S COMMON UNITS

     We intend to make the election provided for by Section 754 of the Internal Revenue Code. This election will generally permit us to adjust a common unit purchaser's tax basis in our assets to reflect the purchase price of his or her common units and will generally give the purchaser income and deductions calculated by reference to the portion of his or her purchase price attributable to each of our assets. This election does not apply to a person who purchases common units directly from us.

DISPOSITION OF COMMON UNITS WILL RESULT IN GAIN OR LOSS

     If you sell your common units you will recognize gain or loss equal to the difference between the amount realized and your adjusted basis in those common units. Thus, our distributions to you in excess of your share of our income will, in effect, become taxable income if you sell your units at a price greater than your adjusted tax basis, even if the price is less than your original cost.

OWNERSHIP OF COMMON UNITS BY TAX-EXEMPT ORGANIZATIONS AND OTHER INVESTORS RAISES TAX ISSUES

     An investment in units by tax-exempt organizations, including individual retirement accounts and other retirement plans, regulated investment companies and foreign persons raises issues unique to them. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to the unitholder. Furthermore, no significant amount of our gross income will be qualifying income for purposes of determining whether a unitholder will qualify as a regulated investment company. A unitholder who is a nonresident alien, foreign corporation or other foreign person will be subject to withholding on his or her distributions and will be required to file federal income tax returns and pay tax on his or her share of our taxable income.

WE WILL REGISTER AS A TAX SHELTER WITH THE IRS

     We have applied to register as a tax shelter with the Secretary of the Treasury. Please see the discussion appearing under the caption "Tax Considerations -- Administrative Matters; Registration as a Tax Shelter" for a more complete discussion of the consequences of this registration.

     THE ISSUANCE OF A REGISTRATION NUMBER BY THE SECRETARY OF THE TREASURY DOES NOT INDICATE THAT AN INVESTMENT IN ALLIANCE RESOURCE PARTNERS OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.

OTHER TAX CONSIDERATIONS

     In addition to federal income taxes, you will likely be subject to other taxes, including state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which you reside and in which we do business or own property. You will likely be required to file state income tax returns and to pay taxes in various states. You may also be subject to penalties for failure to comply with these requirements.

     The tax consequences of an investment in Alliance Resource Partners, including federal income tax consequences, will depend in part on your own tax circumstance. You should consult your own tax advisor to determine whether specific personal tax consequences apply to you, as well as about the state, local and foreign tax consequences of an investment in common units.

                                  RISK FACTORS

     Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in the common units.

     If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common units could decline and you may lose all or part of your investment.

RISKS INHERENT IN AN INVESTMENT IN ALLIANCE RESOURCE PARTNERS

     YOU WILL HAVE LIMITED VOTING RIGHTS AND WILL NOT CONTROL OUR MANAGING GENERAL PARTNER.

     The managing general partner will manage and operate Alliance Resource Partners. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our managing general partner on an annual or other continuing basis. Holders of units cannot remove the managing general partner without the vote of the holders of at least 66 2/3% of the outstanding units, including units owned by the general partners and their affiliates. The ownership of an aggregate of 41.7%, or 35.8% upon exercise of the underwriters' over-allotment option in full, of the outstanding units by the special general partner gives it the practical ability to prevent the removal of the managing general partner.

     In addition, the partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our managing general partner or otherwise changing the management of Alliance Resource Partners. These provisions may diminish the price at which the common units will trade under some circumstances. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management. All matters, other than removal of a general partner, requiring the approval of the unitholders during the subordination period must first be proposed by our managing general partner. See "The Partnership Agreement -- Withdrawal or Removal of the General Partners" and "-- Change of Management Provisions."

     PURCHASERS OF COMMON UNITS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     The assumed initial public offering price of $20.00 per unit exceeds pro forma negative tangible book value of $(1.21) per unit. You will incur immediate and substantial dilution of $21.21 per common unit. See "Dilution."

     WE MAY ISSUE ADDITIONAL COMMON UNITS WITHOUT YOUR APPROVAL, WHICH WOULD DILUTE EXISTING UNITHOLDERS' INTERESTS.


     During the subordination period, our managing general partner, without the approval of the unitholders, may cause us to issue common units in a number of circumstances. See "The Partnership Agreement -- Issuance of Additional Securities" for a discussion of these circumstances.


     After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of the unitholders. Based on the circumstances of each case, the issuance of additional common units or securities ranking senior to or on a parity with the common units may dilute the value of the interests of the then-existing holders of common units in the net assets of Alliance Resource Partners, dilute the interests of unitholders in distributions by Alliance Resource Partners and, if issued during the subordination period, reduce the support provided by the subordination feature of the subordinated units. Our partnership agreement does not give the unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

     ISSUANCE OF ADDITIONAL COMMON UNITS, INCLUDING UPON CONVERSION OF SUBORDINATED UNITS OR EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION, WILL INCREASE THE RISK THAT WE WILL BE UNABLE TO PAY THE FULL MINIMUM QUARTERLY DISTRIBUTION ON ALL COMMON UNITS.

     Our ability to pay the full minimum quarterly distribution on all the common units may be reduced by any increase in the number of outstanding common units. Additional common units would be issued as a result of:

     - the conversion of subordinated units;

     - the exercise of the underwriters' over-allotment option;

     - upon the conversion of the general partner interests and the incentive distribution rights as a result of the withdrawal of our general partners; or

     - other future issuances of common units.

     Any of these actions will increase the percentage of the aggregate minimum quarterly distribution payable to the common unitholders and decrease the percentage of the aggregate minimum quarterly distribution payable to the subordinated unitholders, which will in turn have the effect of:

     - reducing the amount of support provided by the subordination feature of the subordinated units; and

     - increasing the risk that we will be unable to pay the minimum quarterly distribution in full on all the common units.

     COST REIMBURSEMENTS DUE TO OUR GENERAL PARTNERS MAY BE SUBSTANTIAL AND WOULD REDUCE OUR CASH AVAILABLE FOR DISTRIBUTION.

     Prior to making any distribution on the common units, we will reimburse the general partners and their affiliates, including officers and directors of the general partners, for all expenses incurred on our behalf. The reimbursement of expenses and the payment of fees could adversely affect our ability to make distributions. The managing general partner has sole discretion to determine the amount of these expenses. In addition, our general partners and their affiliates may provide us services for which we will be charged reasonable fees as determined by the managing general partner.

     OUR MANAGING GENERAL PARTNER HAS A LIMITED CALL RIGHT THAT MAY REQUIRE YOU TO SELL YOUR UNITS AT AN UNDESIRABLE TIME OR PRICE.

     If our general partners and their affiliates own 80% or more of the common units, the managing general partner will have the right, which it may assign to any of its affiliates, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price generally equal to the then-current market price of the common units. As a result, you may be required to sell your common units at a time when you may not desire to sell them or at a price that is less than the price you would like to receive. You may also incur a tax liability upon a sale of your units. See "The Partnership Agreement -- Limited Call Right."

     YOU MAY NOT HAVE LIMITED LIABILITY IN SOME CIRCUMSTANCES.

     The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. You could be held liable in some circumstances for Alliance Resource Partners' obligations to the same extent as a general partner if a state or a court determined that:

     - Alliance Resource Partners had been conducting business in any state without compliance with the applicable limited partnership statute; or

     - the right or the exercise of the right by the unitholders as a group to remove or replace our managing general partner, to approve some amendments to the partnership agreement or to take other action under the partnership agreement constituted participation in the "control" of Alliance Resource Partners' business.

In addition, under some circumstances a unitholder may be liable to Alliance Resource Partners for the amount of a distribution for a period of three years from the date of the distribution. See "The Partnership Agreement -- Limited Liability" for a discussion of the implications of the limitations on liability to a unitholder.

RISKS INHERENT IN OUR BUSINESS

     COMPETITION WITHIN THE COAL INDUSTRY MAY ADVERSELY AFFECT OUR ABILITY TO SELL COAL, AND EXCESS PRODUCTION CAPACITY IN THE INDUSTRY COULD PUT DOWNWARD PRESSURE ON COAL PRICES.

     We compete with other large coal producers and hundreds of small coal producers in various regions of the United States for domestic sales. The industry has undergone significant consolidation since 1988, with the top ten producers increasing their share of total domestic coal production during that period from 37% to 61%. This consolidation has led to several competitors having significantly larger financial and operating resources than we do. In addition, we compete to some extent with western surface coal mining operations that have a much lower cost of production and produce lower sulfur coal. Over the last 20 years, growth in production from western coal mines has substantially exceeded growth in production from the east. The development of these western coal mines, as well as the implementation of more efficient mining techniques throughout the industry, has created excess production capacity in the industry, resulting in downward pressure on prices. Declining prices would reduce our revenues and would adversely affect our ability to make distributions to unitholders.

     In addition, recent adverse economic developments in Asia have reduced demand for coal in that region. In addition to reducing demand for U.S. export coals, this reduced demand has caused foreign producers who previously supplied coal to Asia to bid for contracts in the U.S. This could cause competition in the U.S. to intensify, potentially resulting in additional downward pressure on prices.

     WE EXPECT MOST NEWLY CONSTRUCTED POWER PLANTS TO BE FUELED BY NATURAL GAS. ANY CHANGE IN CONSUMPTION PATTERNS BY UTILITIES AWAY FROM THE USE OF COAL COULD AFFECT OUR ABILITY TO SELL THE COAL WE PRODUCE.

     We expect most new power plants built in the future to be units which would produce electricity during peak periods of demand for the applicable utility. These new power plants would be fueled by natural gas because of the cheaper construction costs compared to coal-fired plants and because natural gas is a cleaner burning fuel. The demand for natural gas is expected to increase at a faster rate than the demand for coal. In addition, the dramatic decline in oil prices in 1998 and early 1999 caused some utilities with power plants that have the capability to burn oil to switch at least temporarily from coal to oil. While the price of oil has recently increased, any subsequent declines could again cause utilities to switch from coal to oil to fuel their power plants.

     The domestic electric utility industry accounts for approximately 90% of domestic coal consumption. The amount of coal consumed by the domestic electric utility industry is affected primarily by the overall demand for electricity, the price and availability of competing fuels for power plants such as nuclear, natural gas and fuel oil as well as hydroelectric power, and environmental and other governmental regulations. Growth in demand for electricity over the past 20 years has averaged 1.9% per year nationally. Over the same period, demand for coal has grown an average of 2.6% per year nationally.

     CURRENT CONDITIONS IN THE COAL INDUSTRY MAY MAKE IT MORE DIFFICULT FOR US TO EXTEND EXISTING OR ENTER INTO NEW LONG-TERM CONTRACTS. THIS COULD AFFECT THE STABILITY AND PROFITABILITY OF OUR OPERATIONS.

     A substantial decrease in the amount of coal sold by us pursuant to long-term contracts would reduce the certainty of the price and amounts of coal sold by us and subject our revenue stream to increased volatility. If that were to happen, changes in spot market coal prices would have a greater impact on our results, and any decreases in the spot market price for coal could adversely affect our profitability. In 1998, we sold approximately 75% of our sales tonnage under contracts having a term greater than one year. We refer to these contracts as "long-term contracts". Long-term sales contracts have historically provided a relatively secure market for the amount of production committed under the terms of the contract. Current industry conditions, however, may make it more difficult for us to enter into long-term contracts with our electric utility customers in the future. As the electric utilities prepare themselves for compliance with the Phase II requirements of the Clean Air Act and the impending deregulation of their industry, they may become less willing to lock in price or quantity commitments for an extended period of time, choosing instead to purchase higher percentages of coal on the spot market. Accordingly, we cannot assure you that we will continue to be able to obtain long-term sales contracts with reliable customers as existing contracts expire.


     SOME OF OUR LONG-TERM CONTRACTS CONTAIN PROVISIONS ALLOWING FOR THE RENEGOTIATION OF PRICES AND, IN SOME INSTANCES, THE TERMINATION OF THE CONTRACT OR THE SUSPENSION OF PURCHASES BY CUSTOMERS.



     Some of our long-term contracts contain provisions which allow for the purchase price to be renegotiated at periodic intervals. These price reopener provisions may automatically set a new price based on the prevailing market price or, in some instances, require the parties to the contract to agree on a new price. Any adjustment or renegotiation leading to a significantly lower contract price could adversely affect our operating profit margins. Accordingly, long-term contracts may provide only limited protection during adverse market conditions. In some circumstances, failure of the parties to agree on a price under a reopener can also lead to early termination of a contract.



     Some of our long-term contracts also contain provisions which allow the customer to suspend or terminate performance under the contract upon the occurrence or continuation of some specified events. These events are called "force majeure" events. Some of these events which are specific to the coal industry include:



     - our inability to deliver the volumes or qualities of coal specified;



     - changes in the Clean Air Act rendering use of our coal inconsistent with the customer's pollution control strategies; and



     - the occurrence of events beyond the reasonable control of the affected party, including labor disputes, mechanical malfunctions and changes in government regulations.


     SOME OF OUR LONG-TERM CONTRACTS REQUIRE US TO SUPPLY ALL OF OUR CUSTOMERS' COAL NEEDS. IF THESE CUSTOMERS' COAL REQUIREMENTS DECLINE, OUR REVENUES UNDER THESE CONTRACTS WILL ALSO DROP.


     If our customers who have requirements contracts need less coal in the future, we could be affected adversely to the extent that we cannot find alternative customers at the same price and volume levels. Requirements contracts are contracts that obligate us to supply all of our customers' coal needs. In addition, one of our requirements contracts is an "above-market" contract with James River Cogeneration Company. James River Cogeneration's purchases under this contract have declined from approximately 324,000 tons in 1997 to approximately 121,000 tons in 1998 and 54,851 tons in the first six months of 1999. We cannot assure you that James River Cogeneration will not further reduce its purchases or cease purchasing altogether. This contract represented 5.1% of our revenues for 1997 and 1.7% of our revenues for both 1998 and the first six months of 1999. See "Business -- Coal Contracts."


     A SUBSTANTIAL PORTION OF OUR COAL HAS A HIGH-SULFUR CONTENT. THIS COAL MAY BECOME MORE DIFFICULT TO SELL BECAUSE THE CLEAN AIR ACT LIMITS THE ABILITY OF ELECTRIC UTILITIES TO BURN HIGH-SULFUR COAL.

     The Clean Air Act limits the amount of sulfur dioxide (SO(2)) emitted from coal-fired power plants, which has affected demand and prices for our high-sulfur coal. Accordingly, the ability of our utility customers to burn high-sulfur coal may be limited unless they:

     - have already installed or will install costly pollution control devices such as scrubbers;

     - purchase and use emission allowances; or

     - blend high-sulfur coal with low-sulfur coal.

     In 1998, 59% of our production was high-sulfur coal. Our ability to continue to sell high-sulfur coal will be dependent on our ability to enter into new contracts with electric utility companies that are able to burn high-sulfur coal. If our utility customers, or potential utility customers in our market areas, choose not to purchase our high-sulfur coal, we may be unable to find other buyers for this coal at our current price and volume levels.

     WE DEPEND ON A FEW CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES, AND THE LOSS OF ONE OR MORE SIGNIFICANT CUSTOMERS COULD AFFECT OUR ABILITY TO SELL COAL.

     During 1998, we derived approximately 51% of our total revenues from coal sales to our three largest customers, Seminole Electric Cooperative (19%), Virginia Electric Power Company (16%) and Tennessee Valley Authority (16%). We currently have six contracts with these customers with expiration dates ranging from 2000 to 2010. If we were to lose any of these customers or if they were to change the amounts of coal purchased or the terms, including pricing terms, on which they buy coal from us, it could have a material adverse effect on our business, financial condition and results of operations. As discussed below, we are engaged in litigation with Seminole Electric Cooperative on a matter unrelated to the coal supply contract.

     LITIGATION RELATING TO DISPUTES WITH OUR CUSTOMERS MAY RESULT IN SUBSTANTIAL COSTS, LIABILITIES AND LOSS OF REVENUES.

     From time to time we have disputes with our customers over the provisions of long-term coal supply contracts relating to, among other things, coal quality, pricing, quantity and the existence of specified conditions beyond our control which suspend performance obligations under the particular contract. We cannot assure you that disputes will not occur in the future or that we will be able to resolve those disputes in a satisfactory manner.

     WE ARE CURRENTLY INVOLVED IN LITIGATION WITH RESPECT TO OUR MT. VERNON TRANSFER FACILITY, THE OUTCOME OF WHICH IS UNCERTAIN.

     We are currently involved in litigation with Seminole Electric Cooperative with respect to a long-term contract for the annual transfer of 2.7 million tons of coal from rail to barge through our Mt. Vernon, Indiana terminal. Seminole has filed suit in Indiana state court to terminate this contract and is seeking a declaratory judgment as to the amount of damages it owes us in connection with the termination of the contract.

     We cannot assure you that the damages determined by the court will be sufficient to offset the loss of income from the contract. In addition, without the volumes provided by the Seminole contract, we may be forced to cease operating the Mt. Vernon terminal as a coal terminal. Accordingly, we are currently exploring our options with respect to this terminal, including shipping alternative products through the terminal or selling it.

     In response to Seminole's actions, we have ceased transporting any coal shipped to Seminole through the Mt. Vernon terminal. We now transport all of the coal we deliver to Seminole by rail. The dispute with Seminole regarding the terminal has not otherwise affected deliveries under our long-term coal supply contract with them. We cannot assure you that Seminole will not seek to terminate or renegotiate the coal supply contract. If the contract were terminated, we could be affected adversely to the extent we could not find alternative customers at the same price and volume levels. For more information concerning our dispute with Seminole, please see "Business -- Legal Proceedings."

     A LOSS OF THE BENEFIT FROM STATE TAX CREDITS MAY AFFECT ADVERSELY OUR ABILITY TO PAY THE MINIMUM QUARTERLY DISTRIBUTION.

     Several states in which we operate or our utility customers reside have established a statutory framework for tax credits against income, franchise, or severance taxes, which have benefited, directly or indirectly, coal operators or customers purchasing coal mine production from within the applicable state. In 1996, 1997 and 1998, the benefit of these credits to us has been approximately $5.0 million, $4.8 million, and $6.0 million. The state statutes authorizing these tax credits are scheduled to expire in accordance with their term provisions. Furthermore, these state statutes or our ability to benefit, directly or indirectly, from them may be subject to challenge by third parties. If any of these challenges were successful, we would lose the benefits of these credits. Although it is possible that the tax credit benefits will continue into future years, you should assume that substantially all of the benefits associated with these tax credit statutes will terminate by no later than June 2001. Therefore, if our operations do not produce increased cash flow sufficient to replace any lost benefits, we would not be able to make the minimum quarterly distribution on our outstanding common and subordinated units.

     COAL MINING IS SUBJECT TO INHERENT RISKS THAT ARE BEYOND OUR CONTROL, AND WE CANNOT ASSURE YOU THAT THESE RISKS WILL BE FULLY COVERED UNDER OUR INSURANCE POLICIES.

     Our mines are subject to conditions or events beyond our control that could disrupt operations and affect the cost of mining at particular mines for varying lengths of time. These risks include:

     - fires and explosions from methane;

     - natural disasters, such as heavy rains and flooding;

     - mining and processing equipment failures and unexpected maintenance problems;

     - mine flooding due to the failure of subsurface water seals or water removal equipment;

     - changes or variations in geologic conditions, such as the thickness of the coal deposits and the amount of rock and soil overlying the coal deposit;

     - inability to acquire mining rights or permits;

     - employee injuries or fatalities; and

     - labor-related interruptions.

     These conditions may increase the cost of mining and delay or halt production at particular mines for varying lengths of time. We do not carry business interruption insurance, but we do maintain property and general liability insurance policies which may mitigate some of the above risks. However, we cannot provide assurance that these risks will be fully covered by these insurance policies.

     WE DEPEND ON THIRD PARTY SERVICE PROVIDERS TO PRODUCE A PORTION OF OUR COAL. IF THESE PROVIDERS' SERVICES WERE NO LONGER AVAILABLE, OUR ABILITY TO PRODUCE AND SELL COAL WOULD BE ADVERSELY AFFECTED.

     We currently operate two mines using a third-party "contract miner" to which we pay a fee in exchange for their production from our coal reserves. We may elect to employ a contract miner at other operations in the future should they be economically justified. If the operators with whom we contract our mining operations were to suspend their operations due to labor stoppages, financial difficulties or other circumstances, our ability to produce coal would be impaired and our financial results would be adversely affected.

     ALTHOUGH NONE OF OUR EMPLOYEES ARE MEMBERS OF UNIONS, WE CANNOT ASSURE YOU THAT OUR WORK FORCE WILL REMAIN UNION-FREE IN THE FUTURE.

     None of our employees are represented under collective bargaining agreements. However, we cannot assure you that all of our work force will remain union-free in the future. If some or all of our currently union-free operations were to become unionized, it could adversely affect our productivity and increase the risk of work stoppages at our mining complexes. In addition, even if we remain union-free, our operations may still be adversely affected by work stoppages at unionized companies, particularly if union workers were to orchestrate boycotts against our operations.


     ANY SIGNIFICANT INCREASE IN TRANSPORTATION COSTS OR DISRUPTION OF THE TRANSPORTATION OF OUR COAL MAY IMPAIR OUR ABILITY TO SELL COAL.



     Transportation costs, which are generally borne directly by the customer, are a significant component of the total delivered cost of coal. If transportation costs incurred by our customers to take delivery of our coal were to increase relative to costs of transporting coal sold by our competitors it could impair our ability to sell coal. In addition, if the cost of transporting coal compared with competing power plant fuels, such as natural gas or oil, were to increase, it could have a material adverse effect on our business, financial condition or results of operations. In addition, we are dependent upon rail, barge, vessels and truck transport to deliver coal to our customers. Disruption of these transportation services could temporarily impair our ability to supply coal and, as a consequence, adversely affect our business, financial condition or results of operations. See
"Business - Coal Transportation."


     WE MAY NOT BE ABLE TO GROW SUCCESSFULLY THROUGH FUTURE ACQUISITIONS, AND WE MAY NOT BE ABLE TO EFFECTIVELY INTEGRATE THE VARIOUS BUSINESSES OR PROPERTIES WE DO ACQUIRE.

     Historically, our growth and operating results have been substantially dependent on the successful completion of acquisitions. Our future growth could be limited if we are unable to continue to make acquisitions, or if we are unable to successfully integrate the companies, businesses or properties we are able to acquire. We cannot predict whether we will be successful in consummating any of these acquisitions or what the consequences of any of these acquisitions would be. Moreover, we cannot assure you that any acquisitions will not be dilutive to earnings and distributions to unitholders or that any additional debt incurred to finance an acquisition will not affect our ability to make distributions to unitholders. Our ability to make acquisitions in the future could be limited by restrictions under our existing or future debt agreements, competition from other coal companies for attractive properties or the lack of suitable acquisition candidates.

     OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO REPLACE OUR COAL RESERVES.

     Our business depends, in part, upon our ability to find, develop or acquire additional coal reserves that we can recover economically. Our reserves will generally decline as they are depleted. We cannot assure you that our planned development projects and acquisition activities will increase our reserves significantly or that we will have continued success expanding existing and developing additional mines. We believe that there are substantial reserves on adjacent or neighboring properties that are unleased and otherwise available. However, we cannot assure you that we will be able to negotiate leases with the landowners on acceptable terms. An inability to expand our operations into adjacent or neighboring reserves under this strategy could have a material adverse effect on our business, financial condition or results of operations.

     THE ESTIMATES OF OUR RESERVES MAY PROVE INACCURATE, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE ESTIMATES.

     The estimates of our reserves may vary substantially from actual amounts of coal we are able to economically recover. The reserve data set forth in this prospectus represent our engineering estimates, as audited by Weir International Mining Consultants, an independent mining and geological consultant. All of the reserves presented in this prospectus constitute proven and probable reserves. We have included complete definitions of the terms proven reserves and possible reserves in our glossary. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. Estimates of coal reserves necessarily depend upon a number of variables and assumptions, any one of which may vary considerably from actual results. These factors and assumptions relate to:

     - geological and mining conditions, which may not be fully identified by available exploration data and/or differ from our experiences in areas where we currently mine;

     - the percentage of coal in the ground ultimately recoverable;

     - historical production from the area compared with production from other producing areas;

     - the assumed effects of regulation by governmental agencies; and

     - assumptions concerning future coal prices, operating costs, capital expenditures, severance and excise taxes and development and reclamation costs.

     For these reasons, estimates of the recoverable quantities of coal attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of future net cash flows expected from these properties as prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenue and expenditures with respect to our reserves will likely vary from estimates, and these variations may be material. As a result, you should not place undue reliance on the coal reserve data included herein.


     CASH DISTRIBUTIONS ARE NOT GUARANTEED AND MAY FLUCTUATE WITH OUR PERFORMANCE. IN ADDITION, OUR MANAGING GENERAL PARTNER'S DISCRETION IN ESTABLISHING RESERVES MAY NEGATIVELY IMPACT YOUR RECEIPT OF CASH DISTRIBUTIONS.


     Because distributions on the common units are dependent on the amount of cash generated through our coal sales, distributions may fluctuate based on the amount of coal we are able to produce and the price at which we are able to sell it. We cannot guarantee that the minimum quarterly distributions will be paid each quarter. The actual amount of cash that is available to be distributed each quarter will depend upon numerous factors, some of which are beyond our control and the control of our managing general partner. See "Cash Available for Distribution." Cash distributions are dependent primarily on cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

     The amount of Available Cash needed to pay the minimum quarterly distribution for four quarters on the common units, the subordinated units and the general partner interests to be outstanding immediately after the offering is approximately $31.4 million. If we had completed the transactions contemplated in this prospectus on January 1, 1998, pro forma Available Cash from Operating Surplus generated during 1998 would have been approximately $16.6 million. The amount of pro forma Available Cash from Operating Surplus generated during 1998 would have been sufficient to allow us to pay approximately 90% of the minimum quarterly distribution on the common units and would have been insufficient to make a distribution on the subordinated units. For a calculation of our ability to make distributions to unitholders based on our pro forma results in 1998 and for the first quarter of 1999, please see "Cash Available for Distribution" and Appendix D. The terms "Available Cash" and "Operating Surplus" are technical terms which are precisely defined in our partnership agreement. We have included these definitions in our glossary. "Available Cash" generally means cash on hand at the end of the quarter, including any working capital borrowings, less appropriate reserves. "Operating Surplus" generally means cash received from our operations, as opposed to long-term borrowings or major asset sales, less our operating expenses.


     The partnership agreement gives our managing general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution. Our managing general partner may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. In addition, the partnership agreement requires the managing general partner to deduct from operating surplus each year estimated maintenance capital expenditures as opposed to actual expenditures in order to reduce wide disparities in operating surplus caused by fluctuating maintenance capital expenditure levels. If estimated maintenance capital expenditures in a year are higher than actual maintenance capital expenditures, then the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus.


     OUR INDEBTEDNESS MAY LIMIT OUR ABILITY TO BORROW ADDITIONAL FUNDS, MAKE DISTRIBUTIONS TO UNITHOLDERS OR CAPITALIZE ON BUSINESS OPPORTUNITIES.

     Upon completion of the transactions contemplated in this prospectus, we expect our total long-term indebtedness to be $230.3 million, consisting of $180 million principal amount of 8.31% senior unsecured notes outstanding and approximately $48.6 million outstanding under our senior credit facility and $1.7 million of other partnership debt. Our leverage may:

     - adversely affect our ability to finance future operations and capital needs;

     - limit our ability to pursue acquisitions and other business opportunities;

     - make our results of operations more susceptible to adverse economic or operating conditions; and

     - make it more difficult to self-insure for our workers' compensation obligations.

Our indebtedness on a pro forma basis will exceed our total book capitalization. In addition, we will have $50.0 million of aggregate unused borrowing capacity under our senior credit facility at the closing of this offering. Future borrowings, under our credit facilities or otherwise, could result in a significant increase in our leverage.

     Our payment of principal and interest on the indebtedness will reduce the cash available for distribution on the units. We will be prohibited from making cash distributions:

     - during an event of default under any of our indebtedness; or

     - if either before or after such distribution, we fail to meet a coverage test based on the ratio of our consolidated debt to our consolidated cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity of Capital
       Resources -- Description of Senior Notes."

Various limitations in our indebtedness may reduce our ability to incur additional indebtedness, to engage in some transactions and to capitalize on business opportunities. Any subsequent refinancing of our current indebtedness or any new indebtedness could have similar or greater restrictions.

     WE ARE REQUIRED TO PLACE AND MAINTAIN BONDS TO SECURE OUR OBLIGATIONS TO RETURN MINED PROPERTY TO ITS ORIGINAL CONDITION. THE FAILURE TO DO SO COULD RESULT IN FINES AND THE LOSS OF OUR MINING PERMITS.

     Federal and state laws require us to place and maintain bonds to secure our obligations to repair and return property to its original state after it has been mined (often referred to as "reclaim"), to pay federal and state workers' compensation benefits and to satisfy other miscellaneous obligations. These bonds provide assurance that we will perform our statutorily required obligations and are referred to in this prospectus as "surety" bonds. These bonds are typically renewable on a yearly basis. We cannot assure you that surety bond holders will continue to renew the bonds or refrain from demanding collateral or additional collateral upon the renewal of the bonds. The failure to maintain or the inability to acquire sufficient surety bonds, as required by state and federal laws, could subject us to fines and other penalties as well as the loss of our mining permits. This failure could result from a variety of factors, including:

     - lack of availability, higher expense or unreasonable terms of new surety bonds;

     - restrictions on the ability of current and future third-party surety bond holders to have collateral due to terms of other current and future debt instruments; and

     - the exercise by third-party surety bond holders of their right to refuse to renew the surety.

As of December 31, 1998, we had outstanding surety bonds with third parties for reclamation expenses totaling $35.2 million. Surety bonds valued at an additional $19.2 million are in place for federal and state workers' compensation obligations and other miscellaneous obligations.

     Furthermore, the reorganization of our subsidiaries in connection with the formation of Alliance Resource Partners and the offering of the common units may require that we place and maintain additional surety bonds with respect to some reclamation obligations. We may not have all these bonds in place at the time of the closing of the offering of the common units.

     OUR OPERATIONS COULD BE ADVERSELY AFFECTED BY DATA PROCESSING FAILURES AFTER DECEMBER 31, 1999. FAILURES COULD OCCUR IN OUR OWN SYSTEMS AS WELL AS THE SYSTEMS OF OUR CUSTOMERS OR SUPPLIERS.

     The approach of the year 2000 presents significant issues for many financial information and operational computer systems. Many computer systems in use today use two digits rather than four to identify a year, with the result that these systems may be unable to distinguish the year 2000 from the year 1900. We have embedded microprocessor systems in certain of our mining equipment and in older hardware or software in our mining complexes which we are currently evaluating for Year 2000 compliance. If these systems contain deficiencies and appropriate modifications and replacements are not made, are not made properly or are not completed in a timely manner, the Year 2000 issue may interrupt our mining operations as well as our billing and collection processes and adversely affect our operating results.

     In addition, if any of our suppliers or customers do not successfully deal with the year 2000 issue, we could experience delays in receiving or shipping coal and equipment which could result in increased costs, lost revenues and customers and even claims for damages. Of particular concern is the ability of the railroads which ship our coal to continue to make timely deliveries to our customers. Customer problems with the year 2000 issue could also result in delays in invoicing our customers or in our receiving payments from them that would affect our liquidity. We are unable to predict the extent to which the Year 2000 issue will have an effect on us. The severity of these possible problems would depend on the nature of the problem and how quickly it could be corrected or an alternative implemented, which is unknown at this time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Year 2000 Issues."

REGULATORY RISKS

     WE ARE SUBJECT TO FEDERAL, STATE AND LOCAL REGULATION ON NUMEROUS MATTERS. THESE REGULATIONS INCREASE OUR COSTS OF DOING BUSINESS AND MAY DISCOURAGE CUSTOMERS FROM BUYING OUR COAL.

     Numerous governmental permits and approvals are required for coal mining operations. We may be required to prepare and present to federal, state and local authorities data describing the effect or impact that any proposed mining operations may have upon the environment. Any of these requirements may be costly and time-consuming and may delay commencement or continuation of mining operations.

     New legislation and new regulations under existing laws related to the protection of the environment, which would further regulate or tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. This type of legislation, if enacted, could have a material adverse effect on our business, financial condition and results of operations. See "Business -- Regulation."

     WE HAVE BLACK LUNG BENEFITS AND WORKERS' COMPENSATION OBLIGATIONS THAT COULD INCREASE IF NEW LEGISLATION IS ENACTED.

     Under black lung benefits legislation, each coal mine operator is required to make payments of pneumoconiosis, or black lung disease, benefits to current and former coal miners, survivors of a miner who dies from black lung disease and a trust fund for some qualified claimants. In addition to federal acts, we are also liable under various state statutes for black lung claims. We provide self-insured accruals for present and future liabilities for these benefits. We had accrued $17.0 million, $17.9 million and $22.7 million for these benefits at December 31, 1996, 1997 and 1998. The increase in 1998 is primarily attributable to the acquisition of Hopkins County Coal. The actual claims paid could change significantly if current legislation is amended or if new legislation is enacted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Accruals or Other Liabilities" and "Business -- Regulation -- Black Lung Legislation" and
"-- Workers' Compensation."

     Additionally, we are required to compensate employees for work-related injuries. We had accrued $16.9 million, $17.4 million and $18.1 million at December 31, 1996, 1997 and 1998 for these costs. Several states in which we operate consider changes to workers' compensation laws from time to time. These changes, if enacted, could adversely affect our business, financial condition and results of operations.

     THE CLEAN AIR ACT AFFECTS OUR CUSTOMERS AND COULD SIGNIFICANTLY INFLUENCE THEIR PURCHASING DECISIONS.

     The Clean Air Act extensively regulates the emission into the air of SO(2), particulate matter and other compounds, including nitrogen oxides and mercury, emitted by coal-fueled electric power generation plants. These emission restrictions could affect the demand for and price of coal, especially higher sulfur coal, for a number of years. The Clean Air Act provides for a two-phase process to reduce SO(2) emissions. Phase I began in 1995, and Phase II will require further emissions reductions beginning in the year 2000. The initiation of Phase II next year will subject additional coal-burning electric power generation plants to emission controls under the Clean Air Act. If we fail to secure new contracts for our higher sulfur coal production at favorable prices when our current contracts expire, our business, financial condition and results of operations could be materially adversely affected.


     The Clean Air Act also requires utilities that currently are major sources of nitrogen oxide, which are precursors to ozone, in moderate or higher ozone nonattainment areas to install reasonably available control technology. In July 1997, the U.S. Environmental Protection Agency adopted new, more stringent National Ambient Air Quality Standards for particulate matter and ozone which the Environmental Protection Agency expects to implement by 2003. In May 1999, a three judge panel of the United States Court of Appeals for the District of Columbia Circuit held these Standards invalid. The case is not yet final, and the specific provisions of these Standards could be subject to revision by the Environmental Protection Agency. These potential policies and control strategies could restrict our ability to develop new mines or could require us to modify our existing operations, which in turn may have a material adverse effect on our business, financial condition and results of operations. The effect which these regulations or other future requirements could have on the coal industry in general and on us in particular cannot be predicted with certainty. We cannot assure you that the implementation of the Clean Air Act, the new National Ambient Air Quality Standards or other future regulatory provisions to address air pollution will not materially adversely affect our business, financial condition and results of operations.


     THE PASSAGE OF LEGISLATION RESPONSIVE TO THE FRAMEWORK CONVENTION ON GLOBAL CLIMATE CHANGE COULD RESULT IN A REDUCED USE OF COAL BY ELECTRIC POWER GENERATORS. THIS REDUCTION IN USE COULD ADVERSELY AFFECT OUR REVENUES AND RESULTS OF OPERATIONS.

     The United States and more than 160 other nations are signatories to the 1992 Framework Convention on Global Climate Change which is intended to limit or capture emissions of greenhouse gases, such as carbon dioxide. Efforts to control greenhouse gas emissions could result in reduced use of coal if electric power generators switched to lower carbon sources of fuel. These restrictions could have a material adverse effect on our business, financial condition and results of operations. Although the United States Senate has neither ratified the 1992 Framework Convention on Global Climate Change, which is known as the Kyoto Protocol, nor enacted any law specifically controlling greenhouse gas emissions, the Environmental Protection Agency has some authority to regulate and restrict these emissions. See "Business -- Regulation -- Framework Convention on Global Climate Change" for a discussion of the Kyoto Protocol.

     WE ARE SUBJECT TO THE CLEAN WATER ACT, WHICH IMPOSES LIMITATIONS AND MONITORING AND REPORTING OBLIGATIONS ON OUR DISCHARGE OF POLLUTANTS INTO WATER.

     The federal Clean Water Act and state clean water laws affect coal mining operations by, among other things, imposing restrictions on discharge of pollutants into waters, and dredging and filling of wetlands. Coal mining operations can generate highly acidic or toxic water pollution discharges that, unless treated, can severely pollute surface and ground waters. Regular monitoring, as well as compliance with reporting requirements and performance standards, are preconditions for the issuance and renewal of permits governing the discharge of pollutants into water. We cannot assure you that requirements under the Clean Water Act will not materially adversely affect our business, financial condition and results of operations.

     WE ARE SUBJECT TO RECLAMATION, MINE CLOSURE AND REAL PROPERTY RESTORATION REGULATIONS AND MUST ACCRUE FOR THE ESTIMATED COST OF COMPLYING WITH THESE REGULATIONS.

     The federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that we obtain and periodically renew permits for mining operations and restore our mine property in accordance with specified standards and an approved plan. This restoration process is commonly referred to as "reclamation" in the industry. These laws also impose on mine operators the responsibility of repairing or compensating for some types of damages occurring on the surface as a result of mining operations.

     We have accrued for the estimated costs of reclamation and mine closing, including the cost of treating mine water discharge when necessary. The accrual for reclamation and mine closing costs is based upon permit requirements and the costs and timing of reclamation and mine closing procedures. Our reclamation and mine-closing cost accruals were $13.8 million at December 31, 1998. The amount that was included as an operating expense for the year ended December 31, 1998 was $0.7 million, while the related cash payment in 1998 for this liability was $1.5 million. Although management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures, future operating results would be adversely affected if we later determined these accruals to be insufficient.

     WE COULD INCUR SIGNIFICANT COSTS UNDER FEDERAL AND STATE SUPERFUND AND WASTE MANAGEMENT STATUTES.

     The Comprehensive Environmental Response, Compensation and Liability Act, known as CERCLA or "Superfund," and similar state laws create liabilities for investigation and remediation for releases of hazardous substances to the environment and damages to natural resources. Our current and former coal mining operations are incurring, and will continue to incur, expenditures associated with the investigation and remediation of environmental matters. These costs could increase substantially if our high-volume wastes, including utility fly ash and scrubber sludge, lose their existing exemption from federal regulations.


     Items which may require investigation under separate state and federal laws include underground petroleum and hazardous substance storage tanks, solid and hazardous waste disposal and other matters under CERCLA and state environmental laws. A number of these laws impose liability on us for the actions of prior owners and operators and provide for strict liability for violations.


     The magnitude of the liability and the cost of complying with these environmental laws cannot be predicted with certainty. As a result, material liabilities or costs related to environmental matters may be incurred in the future and we may be affected adversely by these environmental liabilities or costs. In addition, changes in laws or regulations may affect the manner in which these laws require us to conduct our operations. See
"Business -- Regulation."

     WE MAY NOT BE ABLE TO OBTAIN CONSENTS TO THE TRANSFER OF SOME MINING AND ENVIRONMENTAL PERMITS PRIOR TO CLOSING OF THE OFFERING.

     In connection with the formation of Alliance Resource Partners and the related reorganization of our subsidiaries, we will be required to transfer mining and environmental permits and approvals from federal, state or local regulatory authorities. In some instances, the process of transferring these permits and approvals will involve comment periods and public meetings. It is possible that we will not complete the transfer of all of the necessary permits and approvals prior to the completion of the offering of the common units. We cannot assure you that this will not have any material adverse effect on our business, financial condition or results of operations.

TAX RISKS TO COMMON UNITHOLDERS

     For a discussion of all of the expected material federal income tax consequences of owning and disposing of common units, see "Tax Considerations."

     THE IRS COULD TREAT US AS A CORPORATION, WHICH WOULD SUBSTANTIALLY REDUCE THE CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS.


     The federal income tax benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. If we were classified as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently 35%. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as an entity, the cash available for distribution to you would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of the common units.


     We cannot assure you that the law will not change and cause us to be taxed as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. The partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then specified provisions of the partnership agreement relating to distributions will be subject to change, including a decrease in distributions, to reflect the impact of that law on us.

     WE HAVE NOT REQUESTED AN IRS RULING WITH RESPECT TO OUR TAX TREATMENT.

     We have not requested a ruling from the IRS with respect to any matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions taken by us. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions taken by us. A court may not concur with some or all of our conclusions. Any contest with the IRS may materially and adversely impact the market for common units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by some of the unitholders and the general partners.

     YOU MAY BE REQUIRED TO PAY TAXES ON INCOME FROM US EVEN IF YOU RECEIVE NO CASH DISTRIBUTIONS.

     You will be required to pay any federal income taxes and, in some cases, state and local income taxes on your allocable share of our income, whether or not you receive cash distributions. We cannot assure you that you will receive cash distributions equal to your allocable share of our taxable income or even equal to the actual tax liability that results from this allocable share of income. Further, upon the sale of your units, you may incur a tax liability in excess of the amount of cash you receive.

     TAX GAIN OR LOSS ON DISPOSITION OF COMMON UNITS COULD BE DIFFERENT THAN EXPECTED.

     Upon the sale of common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income if the common unit is sold at a price greater than your tax basis in that common unit, even if the price is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. Furthermore, should the IRS successfully contest some conventions to be used by us, you could recognize more gain on the sale of units than would be the case under those conventions, without the benefit of decreased income in prior years.

     INVESTORS, OTHER THAN INDIVIDUALS WHO ARE U.S. RESIDENTS, MAY HAVE ADVERSE TAX CONSEQUENCES FROM OWNING UNITS.

     Investment in common units by tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to the unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes.

     WE WILL REGISTER AS A TAX SHELTER. THIS MAY INCREASE THE RISK OF AN IRS AUDIT OF ALLIANCE RESOURCE PARTNERS OR A UNITHOLDER.

     Our managing general partner has applied to register us with the Secretary of the Treasury as a "tax shelter." The Secretary of Treasury has required that some types of entities, including some partnerships, register as "tax shelters" in response to the perception that they claim to generate tax benefits that the IRS may believe to be unwarranted. We cannot assure unitholders that we will not be audited by the IRS or that tax adjustments will not be made. Any unitholder owning less than a 1% profit interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expense incurred in connection with an examination of his or her personal tax return.

     WE TREAT A PURCHASER OF UNITS AS HAVING THE SAME TAX BENEFITS AS THE SELLER; THE IRS MAY CHALLENGE THIS TREATMENT WHICH COULD ADVERSELY AFFECT THE VALUE OF THE UNITS.

     Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization conventions that do not conform with all aspects of specified proposed and final Treasury regulations. A successful IRS challenge to those conventions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to your tax returns.

     YOU WILL LIKELY BE SUBJECT TO STATE AND LOCAL TAXES AS A RESULT OF AN INVESTMENT IN UNITS.

     In addition to federal income taxes, you will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own assets and do business in Illinois, Indiana, Kentucky, Maryland, Oklahoma and West Virginia. Each of these states currently impose a personal income tax. It is your responsibility to file all United States federal, state and local tax returns. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the common units.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from this offering of common units will be approximately $167.9 million. We anticipate using the net proceeds of this offering and the sale of a general partner interest to the managing general partner, together with the gross proceeds of the private placement of the senior notes, which are estimated to be approximately $180.0 million, and the $48.6 million of term loan borrowings under the senior credit facility, to:

     - pay $8.0 million in fees and expenses incurred in connection with this offering and the related transactions;

     - purchase $48.6 million of U.S. Treasury Notes which will be assigned as collateral to secure the term loan borrowings under our senior credit facility;

     - make a distribution of $81.1 million to the special general partner; and

     - have approximately $36.5 million available to fund future capital expenditures and for working capital and other general corporate purposes.

     The balance of the proceeds, approximately $228.6 million, will be retained by the special general partner, which is the original borrower under the term loan and senior credit facility. All of the amounts distributed to or retained by the special general partner will be distributed to Alliance Resource Holdings, which is owned by management and funds managed by The Beacon Group and its affiliates. One-half of the proceeds from any exercise of the underwriters' over-allotment option will be used to redeem an amount of subordinated units from the special general partner equal to one-half of the number of common units issued upon the exercise of that option. The balance of the proceeds from any exercise of the underwriters' over-allotment option will be used to fund future capital expenditures and for working capital and other general corporate purposes. We cannot assure you that the cash retained for capital expenditures and working capital purposes will ultimately be spent in a manner which proves beneficial to holders of common units.

                                 CAPITALIZATION

     The following table shows (1) our historical capitalization as of March 31, 1999 on an actual basis and (2) our pro forma capitalization as of March 31, 1999, adjusted to reflect the offering of the common units, the private placement of the 8.31% senior notes due 2014, the borrowings under the term loan facility and the application of the net proceeds we receive in the offering and these financings in the manner described under "Use of Proceeds." This table is derived from, should be read in conjunction with and is qualified in its entirety by reference to our historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus.


                                                               AS OF MARCH 31, 1999
                                                              -----------------------
                                                                          PRO FORMA,
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Cash, cash equivalents and U.S. Treasury Notes..............  $     --     $  85,142
                                                              ========     =========
Long-term debt:
  Term loan facility........................................  $     --     $  48,619
  Working capital facility..................................        --            --
  Revolving credit facility.................................        --            --
  8.31% senior notes due 2014...............................        --       180,000
  Other debt................................................     1,727         1,727
                                                              --------     ---------
          Total long-term debt..............................     1,727       230,346
                                                              --------     ---------
Total net parent investment/partners' capital (deficit):
  Net parent investment.....................................   154,860            --
  Common unitholders........................................        --       164,051
  Subordinated unitholders..................................        --       147,633
  General partners..........................................        --      (330,635)
                                                              --------     ---------
          Total net parent investment/partners' capital
            (deficit).......................................   154,860       (18,951)
                                                              --------     ---------
          Total capitalization..............................  $156,587     $ 211,395
                                                              ========     =========

                                    DILUTION

     On a pro forma basis as of March 31, 1999 after giving effect to the offering of common units and the related transactions, our negative tangible book value was $(18.9) million, or $(1.21) per common unit (assuming an initial public offering price of $20 per common unit). Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit.......   $20.00
Less: Pro forma negative tangible book value per common unit
  after the offering(1).....................................    (1.21)
                                                               ------
Immediate dilution in tangible net book value per common
  unit to new investors.....................................   $21.21
                                                               ======

     The following table sets forth the number of units that we will issue and the total consideration contributed to Alliance Resource Partners by the general partners and their affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

                                                                                  TOTAL
                                                          UNITS ACQUIRED      CONSIDERATION
                                                       --------------------   -------------
                                                         NUMBER     PERCENT   (IN MILLIONS)
                                                       ----------   -------   -------------
General Partners and their affiliates(2)(3)..........   6,727,002     42.9%      $(182.9)
New Investors........................................   8,969,335     57.1         164.0
                                                       ----------    -----       -------
          Total......................................  15,696,337    100.0%      $ (18.9)
                                                       ==========    =====       =======

---------------

(1) Determined by dividing the total number of units (8,969,335 common units, 6,413,075 subordinated units and the combined 2% general partner interest, which has a dilutive effect equivalent to 313,927 units) to be outstanding after the offering into the pro forma negative tangible book value of Alliance Resource Partners, after giving effect to the application of the net proceeds of the offering.

(2) Upon the consummation of the transactions contemplated by this prospectus, the special general partner will own an aggregate of 6,413,075 subordinated units and our general partners will own a 2% general partner interest in Alliance Resource Partners having a dilutive effect equivalent to 313,927 units.

(3) The assets contributed and sold by the general partners will be recorded at historical cost in accordance with generally accepted accounting principles. Book value of the consideration provided by the general partners and their affiliates, as of March 31, 1999, after giving effect to the application of the net proceeds of the offering, is as follows:


                                                              (IN MILLIONS)
                                                              -------------
Book value of net assets contributed by Alliance Resource
  Holdings..................................................     $ 154.9
Add: Sale of managing general partner interest..............         6.3
Less: Receivables and income taxes retained by Alliance
  Resource Holdings.........................................       (34.4)
Less: Distribution of a portion of the net proceeds from the sale of common units and private placement of senior
  notes.....................................................      (309.7)
                                                                 -------
          Total consideration...............................     $(182.9)
                                                                 =======

                            CASH DISTRIBUTION POLICY

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

     We will make distributions to our partners for each of our fiscal quarters before liquidation in an amount equal to all of Available Cash that quarter. Available Cash is defined below in "-- Available Cash" and in our glossary. We expect to make distributions of all Available Cash within approximately 45 days after the end of each quarter, beginning with the quarter ending September 30, 1999, to holders of record on the applicable record date. The minimum quarterly distribution and the target distribution levels for the period from the closing of the offering through September 30, 1999 will be adjusted downward based on the actual length of this period.

     For each quarter during the subordination period, to the extent there is sufficient Available Cash, the holders of common units will have the right to receive the minimum quarterly distribution of $0.50 per unit, plus any arrearages on the common units, before any distribution is made to the holders of subordinated units. This subordination feature will enhance our ability to distribute the minimum quarterly distribution on the common units during the subordination period. There is no guarantee, however, that the minimum quarterly distribution will be made on the common units.

     If distributions from Available Cash on the common units for any quarter during the subordination period are less than the minimum quarterly distribution of $0.50 per common unit, holders of common units will be entitled to arrearages. Common unit arrearages will accrue and be paid in a future quarter if there is Available Cash remaining after the minimum quarterly distribution on the common units is paid for that quarter. Common units will not accrue arrearages after the subordination period, and subordinated units will not accrue any arrearages at any time.

     The holders of subordinated units will have the right to receive the minimum quarterly distribution only after the common units have received the minimum quarterly distribution plus any arrearages in payment of the minimum quarterly distribution. Upon expiration of the subordination period, which will generally not occur before September 30, 2004, the subordinated units will convert into common units on a one-for-one basis. The subordinated units will then participate pro rata with the other common units in distributions of Available Cash. Under the circumstances described below, up to 50% of the subordinated units may convert into common units before the expiration of the subordination period.

AVAILABLE CASH

     Available Cash is defined in the glossary and generally means, for any of our fiscal quarters, all cash on hand at the end of the quarter less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the managing general partner to:

          (1) provide for the proper conduct of our business;

          (2) comply with applicable law, any of our debt instruments or other agreements; or

          (3) provide funds for distributions to unitholders and the general partners for any one or more of the next four quarters,

plus Working Capital Borrowings after the end of the quarter. Working Capital Borrowings are generally borrowings used solely for working capital purposes or to pay distributions to partners made under our working capital facility or pursuant to another arrangement.

OPERATING SURPLUS AND CAPITAL SURPLUS

     Cash distributions will be characterized as distributions from either Operating Surplus or Capital Surplus. This distinction affects the amounts distributed to unitholders relative to the general partners, and also determines whether holders of subordinated units receive any distributions.

     Operating Surplus is defined in the glossary and generally means:

          (1) our cash balance on the closing date plus $20 million, plus all of our cash receipts from our operations since the closing date, excluding cash from borrowings other than Working Capital Borrowings, sales of equity and debt securities and sales of assets outside the ordinary course of business, less

          (2) all of our operating expenses (other than reclamation and mine closing costs), the repayment of Working Capital Borrowings, estimated maintenance capital expenditures and reserves established for future operations, in each case since the closing of the transactions contemplated in this prospectus.

     All Available Cash distributed from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since we began operations equals the Operating Surplus as of the end of the quarter before that distribution. This method of cash distribution avoids the difficulty of trying to determine whether Available Cash is distributed from Operating Surplus or Capital Surplus. Any excess of Available Cash, irrespective of its source, will be treated as Capital Surplus, which would represent a return of capital. Capital Surplus is defined in the glossary.

     If Capital Surplus is distributed on a common unit issued in the offering in an aggregate amount equal to the initial public offering price of the common units, plus any arrearages in the payment of minimum quarterly distributions on the common units, then the distinction between Operating Surplus and Capital Surplus will cease. All subsequent distributions of Available Cash will be made from Operating Surplus. See "-- Distributions from Capital Surplus" below. We do not anticipate that there will be significant distributions of Capital Surplus.

     Adjusted Operating Surplus for any period generally means Operating Surplus generated during that period, less:

          (1) any net increase in Working Capital Borrowings during that period; and

          (2) any net reduction in cash reserves for operating expenditures during that period not relating to an operating expenditure made during that period; plus

             (a) any net decrease in Working Capital Borrowings during that period; and

             (b) any net increase in cash reserves for operating expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

Generally speaking, Adjusted Operating Surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted Operating Surplus is used in the test of whether subordinated units can convert into common units.

MAINTENANCE AND EXPANSION CAPITAL EXPENDITURES

     Operating Surplus is reduced by the amount of our maintenance capital expenditures, but not our expansion capital expenditures. For our purposes, maintenance capital expenditures are those capital expenditures required to maintain, over the long term, the operating capacity of our capital assets, and expansion capital expenditures are those capital expenditures that increase, over the long term, the operating capacity of our capital assets. Examples of maintenance capital expenditures include the replacement of equipment and the replacement of reserves, whether through the expansion of an existing mine or the acquisition or development of a new mine. Because these expenditures can be very large and irregular, the amount of actual maintenance capital expenditures may differ substantially from period to period, causing similar fluctuations in the amount of Operating Surplus, Adjusted Operating Surplus and Available Cash.

     To eliminate these large fluctuations, the partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of our capital assets over the long-term be subtracted from Operating Surplus each quarter as opposed to the actual amounts spent. For purposes of this estimate, reclamation and mine closing costs will be treated as maintenance capital expenditures. The determination of the estimate will be made by the board of directors of the managing general partner in any manner it determines is reasonable in its sole discretion. The conflicts committee must concur with this determination. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures over the long-term, such as a major acquisition. Any adjustment to this estimate will be prospective only. We currently expect that our average annual maintenance capital expenditures will be approximately $23.5 million.

     The use of estimated maintenance capital expenditures in calculating Operating Surplus will reduce the risk that Available Cash from Operating Surplus in any one quarter will be insufficient to pay the minimum quarterly distribution on all the units. The use of estimated maintenance capital expenditures in calculating Adjusted Operating Surplus, by evening out the amount of Adjusted Operating Surplus over consecutive periods, will make it less likely that a large capital expenditure in a period will prevent the special general partner from being able to convert some or all of its subordinated units into common units.

DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS DURING THE SUBORDINATION PERIOD

     Distributions of Available Cash from Operating Surplus for any quarter during the subordination period will be made in the following manner:

     - First, 98% to the common unitholders, pro rata, and 2% to the general partners, pro rata, until we have distributed for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

     - Second, 98% to the common unitholders, pro rata, and 2% to the general partners, pro rata, until we have distributed for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

     - Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partners, pro rata, until we have distributed for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

     - Thereafter, in the manner described in "-- Incentive Distributions Rights" below.

DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS AFTER THE SUBORDINATION PERIOD

     Distributions of Available Cash from Operating Surplus for any quarter after the subordination period will be made in the following manner:

     - First, 98% to all unitholders, pro rata, and 2% to the general partners, pro rata, until we have distributed for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

     - Thereafter, in the manner described in "-- Incentive Distribution Rights" below.

SUBORDINATION PERIOD; CONVERSION OF SUBORDINATED UNITS

     The subordination period is defined in the glossary and will generally extend until the first day of any quarter beginning after September 30, 2004 that each of the following three events occur:

          (1) distributions of Available Cash from Operating Surplus on the common units and the subordinated units equal or exceed the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the three non-overlapping four-quarter periods immediately preceding that date;

          (2) the Adjusted Operating Surplus generated during each of the three immediately preceding non-overlapping four-quarter periods equals or exceeds the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

          (3) there are no arrearages in payment of the minimum quarterly distribution on the common units.

     Before the end of the subordination period, half of the subordinated units (up to 3,206,538 subordinated units) will convert into common units on a one-for-one basis on the first day after the record date established for the distribution for any quarter ending on or after September 30, 2003, if at the end of the applicable quarter each of the following three events occurs:

          (1) distributions of Available Cash from Operating Surplus on the common units and the subordinated units equal or exceed the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the three non-overlapping four-quarter periods immediately preceding that date;

          (2) the Adjusted Operating Surplus generated during each of the two immediately preceding non-overlapping four-quarter periods equals or exceeds 110% of the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

          (3) there are no arrearages in payment of the minimum quarterly distribution on the common units.

     For purposes of determining whether the criteria in each clause (2) above has been satisfied, Adjusted Operating Surplus will be adjusted upwards or downwards if the conflicts committee of the board of directors of the managing general partner determines in good faith that the estimated amount of maintenance capital expenditures used in the determination of Adjusted Operating Surplus in either clause (2) was materially incorrect, based on circumstances prevailing at the time of original determination of the estimate for any one or more of the preceding three four-quarter periods.

     Upon expiration of the subordination period, all remaining subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other common units in distributions of Available Cash. In addition, if the managing general partner is removed as managing general partner of Alliance Resource Partners under circumstances where cause does not exist and units held by the general partners and their affiliates are not voted in favor of that removal:

          (1) the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

          (2) any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

          (3) the managing general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

INCENTIVE DISTRIBUTION RIGHTS

     Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of Available Cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The managing general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. The target distribution levels are the amounts of Available Cash from Operating Surplus distributed in excess of the payments made for the minimum quarterly distribution and arrearages on the common units, if any, and the related 2% distribution to the general partners.

     If for any quarter:

          (1) we have distributed Available Cash from Operating Surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

          (2) we have distributed Available Cash from Operating Surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional Available Cash from Operating Surplus for that quarter among the unitholders and the general partners in the following manner:

     - First, 98% to all unitholders and 2% to the general partners, pro rata, until each unit has received a total of $0.55 per unit for that quarter (the "First Target Distribution");

     - Second, 85% to all unitholders, pro rata, 2% to the general partners, pro rata, and 13% to the managing general partner, until each unitholder has received a total of $0.625 per unit for that quarter (the "Second Target Distribution");

     - Third, 75% to all unitholders, pro rata, 2% to the general partners, pro rata, and 23% to the managing general partner, until each unitholder has received a total of $0.75 per unit for that quarter (the "Third Target Distribution"); and

     - Thereafter, 50% to all units, pro rata, 2% to the general partners, pro rata, and 48% to the managing general partner.

In each case, the amount of the Target Distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution on the common units.

     The following table illustrates the amount of Available Cash from Operating Surplus that would be distributed on a yearly basis to the unitholders and the general partners at each of the target distribution levels. This table is based on the 8,969,335 common units and the 6,413,075 subordinated units to be outstanding immediately after the offering and assumes that there are no arrearages in payment of the minimum quarterly distribution on the common units. The "Percentage" columns under "Yearly Distributions" in the table below show the percentage interest of the unitholders and the general partners in Available Cash from Operating Surplus that would be distributed on a yearly basis between the indicated target distribution levels. The "Amount" columns under "Yearly Distribution" in the table below show the cumulative amount that would be distributed on a yearly basis to the unitholders and the general partners if Available Cash from Operating Surplus equaled the indicated target distribution level.

                                                                        YEARLY DISTRIBUTIONS
                                                   --------------------------------------------------------------
                                                         UNITHOLDERS            GENERAL PARTNERS         TOTAL
                                     QUARTERLY     -----------------------   -----------------------   ----------
                                     AMOUNT PER      AMOUNT                    AMOUNT                    AMOUNT
TARGET DISTRIBUTION                     UNIT       (MILLIONS)   PERCENTAGE   (MILLIONS)   PERCENTAGE   (MILLIONS)
-------------------                 ------------   ----------   ----------   ----------   ----------   ----------
Minimum Quarterly Distribution....         $0.50     $30.8          98%         $0.6           2%        $31.4
First Target Distribution.........          0.55      33.8          98           0.7           2          34.5
Second Target Distribution........         0.625      38.5          85           1.5          15          40.0
Third Target Distribution.........          0.75      46.1          75           4.1          25          50.2
Thereafter........................   above $0.75                    50                        50

The amounts and percentages shown under "Yearly Distributions -- General Partner" include the general partners' combined 2% general partner interest and the managing general partner's incentive distribution rights. The amounts and percentages shown under "Yearly Distributions -- Unitholders" include amounts distributable on both the common units and the subordinated units. Assuming the special general partner continues to own 6,413,075 subordinated units and other persons own 8,969,335 common units, the special general partner will receive, in the aggregate, 41.7% of each amount shown as distributable to common and subordinated unitholders.

DISTRIBUTIONS FROM CAPITAL SURPLUS

     We will make distributions of Available Cash from Capital Surplus in the following manner:

     - First, 98% to all unitholders, pro rata, and 2% to the general partners, pro rata, until we have distributed for each common unit that was issued in this offering, an amount of Available Cash from Capital Surplus equal to the initial public offering price;

     - Second, 98% to the common unitholders, pro rata, and 2% to the general partners, pro rata, until we have distributed for each common unit that was issued in the offering, an amount of Available Cash from Capital Surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

     - Thereafter, all distributions of Available Cash from Capital Surplus will be distributed as if they were from Operating Surplus.

     When a distribution is made from Capital Surplus, it is treated as if it were a repayment of the unit price from this initial public offering. To reflect repayment, we will adjust the minimum quarterly distribution and the target distribution levels downward by multiplying each amount by a fraction. This fraction is determined as follows:

     - the numerator is the unrecovered initial public unit price of the common units immediately after giving effect to the repayment; and

     - the denominator is the unrecovered initial unit price of the common units immediately before the repayment.

The unrecovered initial unit price is generally the initial public offering price per unit less any distributions from Capital Surplus.

     This adjustment to the minimum quarterly distribution may make it more likely that subordinated units will be converted into common units, whether upon the termination of the subordination period or the early conversion of some subordinated units. This adjustment may also accelerate the dates at which these conversions occur.

     A "payback" of the unit price from this initial public offering occurs when the unrecovered initial unit price of the common units is zero. At that time, the minimum quarterly distribution and the target distribution levels each will have been reduced to zero. All distributions of Available Cash from all sources after that time will be treated as if they were from Operating Surplus. Because the minimum quarterly distribution and the target distribution levels will have been reduced to zero, the managing general partner, in its capacity as holder of the incentive distribution rights, will then be entitled to receive 48% of all distributions of Available Cash. This is in addition to any distributions to which it may be entitled as a holder of units or its general partner interest.

     Distributions from Capital Surplus will not reduce the minimum quarterly distribution or target distribution levels for the quarter in which they are distributed. We do not anticipate that there will be significant distributions from Capital Surplus.

ADJUSTMENT OF MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

     In addition to adjustments made upon a distribution of Available Cash from Capital Surplus, we will adjust the following proportionately upward or downward, as appropriate, if any combination or subdivision of units should occur:

          (1) the minimum quarterly distribution;

          (2) the target distribution levels;

          (3) the unrecovered initial unit price;

            (4) the number of additional common units issuable during the subordination period without a unitholder vote;

          (5) the number of common units issuable upon conversion of the subordinated units; and

          (6) other amounts calculated on a per unit basis.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

     We may also adjust the minimum quarterly distribution and target distribution levels if legislation is enacted or if existing law is modified or interpreted in a manner that causes us, the intermediate partnership or the operating subsidiary to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In this event, the minimum quarterly distribution and target distribution levels for each quarter after that time would be reduced to amounts equal to the product of:

          (1) the minimum quarterly distribution and each of the target distribution levels; multiplied by

          (2) one minus the sum of:

             (x) the highest marginal federal corporate income tax rate which could apply; plus

             (y) any increase in the effective overall state and local income tax rate that would have been applicable to us, the intermediate partnership or the operating subsidiary in the preceding calendar year as a result of the new imposition of the entity level tax, after taking into account the benefit of any deduction allowable for federal income tax purposes for the payment of state and local income taxes, but only to the extent of the increase in rates resulting from that legislation or interpretation.

For example, assuming we are not previously subject to state and local income tax, if we were to become taxable as an entity for federal income tax purposes and we became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the minimum quarterly distribution and the target distribution levels would each be reduced to 62% of the amount thereof immediately before the adjustment.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

     Following the beginning of our dissolution and during the process of selling all our assets, we will sell or otherwise dispose of assets and the partners' capital account balances will be adjusted to reflect any resulting gain or loss. Our dissolution and the process of selling all of our assets is referred to as "liquidation." The proceeds of liquidation will first be applied to the payment of our creditors in the order of priority provided in the partnership agreement and by law. After that, we will distribute the proceeds to the unitholders and the general partners in accordance with their capital account balances, as so adjusted.

     Partners are entitled to liquidating distributions in accordance with capital account balances. The allocations of gains and losses upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon the liquidation of Alliance Resource Partners, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. Thus, net losses recognized upon liquidation of Alliance Resource Partners will be allocated to the holders of the subordinated units to the extent of their capital account balances before any loss is allocated to the holders of the common units. Also net gains recognized upon liquidation will be allocated first to restore negative balances in the capital accounts of the general partners and any unitholders and then to the common unitholders until their capital account balances equal their unrecovered initial unit price plus unpaid arrearages in payment of the minimum quarterly distribution of the common units. However, we cannot assure you that there will be sufficient gain upon liquidation of Alliance Resource Partners to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain as recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the managing general partner.

     The manner of the adjustment is as provided in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain, or unrealized gain attributable to assets distributed in kind, to the partners in the following manner:

     - First, to the general partners and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

     - Second, 98% to the common unitholders, pro rata, and 2% to the general partners, pro rata, until the capital account for each common unit is equal to the sum of:

          (1) the unrecovered initial unit price for that common unit; plus

          (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; plus

          (3) any unpaid arrearages in payment of the minimum quarterly distribution on that common unit;

     - Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partners, pro rata, until the capital account for each subordinated unit is equal to the sum of:

          (1) the unrecovered initial unit price on that subordinated unit; and

          (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

     - Fourth, 98% to all unitholders, pro rata, and 2% to the general partners, pro rata, until there has been allocated under this paragraph an amount per unit equal to:

          (1) the sum of the excess of the First Target Distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

          (2) the cumulative amount per unit of any distributions of Available Cash from Operating Surplus in excess of the minimum quarterly distribution per unit that was distributed 98% to the units, pro rata, and 2% to the general partners, pro rata, for each quarter of our existence;

     - Fifth, 85% to all unitholders, pro rata, 2% to the general partners, pro rata and 13% to the managing general partner, until there has been allocated under this paragraph an amount per unit equal to:

          (1) the sum of the excess of the Second Target Distribution per unit over the First Target Distribution per unit for each quarter of our existence; less

          (2) the cumulative amount per unit of any distributions of Available Cash from Operating Surplus in excess of the First Target Distribution per unit that was distributed 85% to the units, pro rata, 2% to the general partners, pro rata, and 13% to the managing general partner for each quarter of our existence;

     - Sixth, 75% to all unitholders, pro rata, 2% to the general partners, pro rata, and 23% to the managing general partner, until there has been allocated under this paragraph an amount per unit equal to:

          (1) the sum of the excess of the Third Target Distribution per unit over the Second Target Distribution per unit for each quarter of our existence; less

          (2) the cumulative amount per unit of any distributions of Available Cash from Operating Surplus in excess of the Second Target Distribution per unit that was distributed 75% to the units, pro rata, 2% to the general partners, pro rata, and 23% to the managing general partner for each quarter of our existence; and

     - Thereafter, 50% to all unitholders, pro rata, 2% to the general partners, pro rata, and 48% to the managing general partner.

     If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second priority above and all of the third priority above will no longer be applicable.

     Upon our liquidation, we will generally allocate any loss to the general partners and the unitholders in the following manner:

     - First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partners, pro rata, until the capital accounts of the holders of the subordinated units have been reduced to zero;

     - Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partners, pro rata, until the capital accounts of the common unitholders have been reduced to zero; and

     - Thereafter, 100% to the general partners, pro rata.

     If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first priority above will no longer be applicable.

     In addition, we will make interim adjustments to capital accounts at the time we issue additional interests in Alliance Resource Partners or make distributions of property. These adjustments will be based on the fair market value of the interests or the property distributed. We will allocate any gain or loss resulting from the adjustments to the unitholders and the general partners in the same manner as gain or loss is allocated upon liquidation. In the event that positive interim adjustments are made to the capital accounts, any later negative adjustments to the capital accounts resulting from the issuance of additional Alliance Resource Partners' interests, our distributions of property or upon our liquidation, will be allocated in a manner which results, to the extent possible, in the capital account balances of the general partners equaling the amount which would have been the general partners' capital account balances if no earlier positive adjustments to the capital accounts have been made.

                        CASH AVAILABLE FOR DISTRIBUTION


     We believe that, following completion of the offering, we will have sufficient Available Cash from Operating Surplus (each as defined in our glossary) for each quarter through December 31, 2000 to allow us to make the full minimum quarterly distribution on all the outstanding units. The inclusion of this belief does not constitute an undertaking that we will provide updates based on future developments. Available Cash for any quarter will consist generally of all cash on hand at the end of that quarter, plus Working Capital Borrowings after the end of the quarter, as adjusted for reserves. The definition of Available Cash is in the glossary. Operating Surplus generally consists of cash on hand at closing, cash generated from operations after deducting related expenditures and other items, plus working capital borrowings after the end of the quarter, plus $20 million.


     Assumptions. Our belief is based on a number of assumptions, including the assumptions that:

          (1) we will experience productivity levels in line with our current performance;

          (2) we will not experience any material decline in the margins we earn from the sale of our coal;

          (3) we will not experience any unanticipated loss of, or material changes in the terms for, any significant customer contracts;

          (4) we will not experience any unanticipated increases in labor costs or adverse changes in work rules;

          (5) we will not be obligated to pay any unexpected cash payments associated with post-mine reclamation, workers' compensation claims, or environmental litigation or cleanup;


          (6) we will not have any major mine-related accidents or interruptions; and



          (7) we will not experience a major adverse change in the domestic coal industry, in the electric utility industry, or in general economic conditions.


     Although we believe our assumptions are reasonable, most of our assumptions are not within our control and cannot be predicted with any degree of certainty. If our assumptions are not realized, the actual Available Cash from Operating Surplus that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make cash distributions at the levels described above. Accordingly, we cannot assure you that distributions of the minimum quarterly distribution or any other amounts will be made.

     Alliance Resource Partners' Pro Forma Available Cash. The amount of Available Cash constituting Operating Surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units, the subordinated units and the general partner interests to be outstanding immediately after the transactions is approximately:

                                                             ONE         FOUR
                                                           QUARTER     QUARTERS
                                                           --------    --------
                                                              (IN THOUSANDS)
Common units.............................................   $4,485     $17,939
Subordinated units.......................................    3,207      12,826
Combined 2% general partner interest.....................      157         628
                                                            ------     -------
          Total..........................................   $7,849     $31,393
                                                            ======     =======

     If we had completed the transactions contemplated in this prospectus on January 1, 1998, pro forma Available Cash from Operating Surplus generated during 1998 would have been approximately $16.6 million. This amount would have been sufficient to allow us to pay approximately 90% of the minimum quarterly distribution on the common units and would have been insufficient to make a distribution on the subordinated units. Consistent with the requirements of the partnership agreement, in calculating pro forma Available Cash from Operating Surplus, we have deducted $18 million of maintenance capital expenditures. This amount represents the average maintenance capital expenditures which we determined would have been appropriate for our level of operations in 1998.

     Our financial performance in 1998 was adversely affected by a net loss incurred in connection with the temporary suspension of operations at Pontiki/Excel in the second half of 1998. If we:

     - add back the $5.2 million unusual net loss at Pontiki/Excel;

     - add back $2.6 million in interest income which would have been generated from the U.S. Treasury notes we are obligated to purchase with the proceeds of the term loan;

     - subtract $5.5 million of additional maintenance capital expenditures which we believe will be appropriate for our targeted level of operations for the four quarters following completion of this offering; and

     - subtract $1 million in additional annual administrative expense we expect to incur as a public entity, then our pro forma Available Cash from Operating Surplus would have been approximately $17.9 million. This amount would have been sufficient to allow us to pay approximately 98% of the minimum quarterly distribution on the common units and would have been insufficient to allow us to make a distribution on the subordinated units.


     If we had completed the transaction contemplated in this prospectus on January 1, 1999, pro forma Available Cash from Operating Surplus generated during the first quarter of 1999 would have been approximately $4.8 million. This amount would have been sufficient to allow us to pay the minimum quarterly distribution on the common units and a portion of the minimum quarterly distribution on the subordinated units.



     Consistent with the adjustments described above, if we recognize higher levels of maintenance capital expenditures and administrative expenses and interest income generated by the U.S. Treasury notes expected to be appropriate for the quarter, our pro forma Available Cash from Operating Surplus for the first quarter of 1999 would have been $4.6 million, which amount would have been sufficient to allow us to pay approximately 99% of the minimum quarterly distribution on the common units and would have been insufficient to allow us to make a distribution on the subordinated units.


     In 1998 and early 1999, our financial performance was also adversely impacted by low productivity at Hopkins County Coal as well as the closing and subsequent reopening of Pontiki/Excel. Based on the performance of our operations at current production levels, we believe we would have generated sufficient operating surplus to make the minimum quarterly distribution on the common units, the subordinated units and the 2% general partner interest for the twelve-month period ended December 31, 1998 and the three-month period ended March 31, 1999.

     We derived the amounts of pro forma Available Cash from Operating Surplus shown above from our pro forma financial statements in the manner described in Appendix D. The pro forma adjustments are based upon currently available information and specific estimates and assumptions. The pro forma financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, Available Cash from Operating Surplus as defined in the partnership agreement is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, the amount of pro forma Available Cash from Operating Surplus should only be viewed as a general indication of the amount of Available Cash from Operating Surplus that we might have generated had Alliance Resource Partners been formed in earlier periods. For definitions of Available Cash and Operating Surplus, see the glossary.

           SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING
                       DATA OF ALLIANCE RESOURCE PARTNERS

     The following table sets forth selected historical and pro forma financial and operating data of Alliance Resource Partners for the periods and at the dates indicated. Effective August 1, 1996, we were acquired in a business combination using the purchase method of accounting, and the purchase price was allocated to the assets acquired and liabilities assumed based on their fair value. Accordingly, the predecessor financial data is not necessarily comparable to the successor financial data. Our selected historical financial data below as of and for the seven months ended July 31, 1996 for the predecessor entity, the five months ended December 31, 1996, and the years ended December 31, 1997 and 1998 for the successor entity is derived from our audited financial statements. The selected historical financial data below as of and for the years ended December 1994 and 1995 and for the three-month periods ended March 31, 1998 and 1999 is derived from our unaudited financial statements. In our opinion, each of the unaudited financial statements includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the unaudited periods. The results of operations for the interim periods are not necessarily indicative of the results for a full year. The pro forma balance sheet data below assumes that the offering and the transactions occurred as of March 31, 1999. The summary pro forma financial and operating data below for the year ended December 31, 1998 and the three months ended March 31, 1999 are derived from our unaudited pro forma financial statements and assumes this offering and the related transactions occurred on January 1, 1998. This table is derived from, should be read in conjunction with, and is qualified in its entirety by reference to our historical and pro forma financial statements and the accompanying notes. The amounts in the table below, except for the per unit data and the per ton information, are in millions.

                                                   PREDECESSOR                             SUCCESSOR
                                            --------------------------   ---------------------------------------------
                                                               SEVEN         FIVE
                                              YEAR ENDED       MONTHS       MONTHS        YEAR ENDED       PRO FORMA
                                             DECEMBER 31,      ENDED        ENDED        DECEMBER 31,      YEAR ENDED
                                            ---------------   JULY 31,   DECEMBER 31,   ---------------   DECEMBER 31,
                                             1994     1995      1996         1996        1997     1998        1998
                                            ------   ------   --------   ------------   ------   ------   ------------
STATEMENT OF OPERATIONS:
Sales and operating revenues
 Coal sales...............................  $278.6   $294.6..  $184.1       $133.9      $305.3   $357.4      $357.4
 Other sales and operating revenues.......     4.5     16.4       7.5          4.4         8.5      4.5         4.5
                                            ------   ------    ------       ------      ------   ------      ------
       Total revenues.....................   283.1    311.0     191.6        138.3       313.8    361.9       361.9
                                            ------   ------    ------       ------      ------   ------      ------
Expenses
 Operating expenses.......................   183.4    173.1     110.7         79.2       197.4    237.6       237.6
 Outside purchases........................    43.5     69.7      45.7         34.7        49.8     51.2        51.2
 General and administrative...............    10.5     10.9       7.3          5.9        15.4     15.3        15.3
 Depreciation, depletion and
   amortization...........................    25.7     24.8       7.7         11.9        33.7     39.8        39.8
 Interest expense.........................      --       --        --           --          --      0.2        19.2
 Unusual items(1).........................      --    107.5        --           --          --      5.2         5.2
                                            ------   ------    ------       ------      ------   ------      ------
       Total expenses.....................   263.1    386.0     171.4        131.7       296.3    349.3       368.3
                                            ------   ------    ------       ------      ------   ------      ------
Income (loss) from operations.............    20.0    (75.0)     20.2          6.6        17.5     12.6        (6.4)
Other income (expense)....................      --       --        --          0.3         0.5     (0.1)       (0.1)
                                            ------   ------    ------       ------      ------   ------      ------
Income (loss) before income taxes.........    20.0    (75.0)     20.2          6.9        18.0     12.5        (6.5)
Income tax expense (benefit)..............     3.5    (32.2)      5.5         (0.9)        4.3      3.8          --
                                            ------   ------    ------       ------      ------   ------      ------
Net income (loss)(2)......................  $ 16.5   $(42.8)   $ 14.7       $  7.8      $ 13.7   $  8.7      $ (6.5)
                                            ======   ======    ======       ======      ======   ======      ======
Pro forma net loss per unit...............                                                                   $(0.42)
                                                                                                             ======
BALANCE SHEET DATA:
Working capital(3)........................  $ 22.9   $ 32.4    $ 24.6       $ 15.9      $ 10.3   $  7.1
Total assets..............................   326.4    254.9     270.7        262.0       245.8    261.1
Long-term debt............................      --       --        --           --         1.9      1.7
Total liabilities.........................   114.7     83.9      85.0         85.8        87.0    108.3
Net Parent investment.....................   211.7    171.0     185.7        176.2       158.8    152.8
Partners' equity (deficit)................      --       --        --           --          --       --          --

                                                      SUCCESSOR
                                            ------------------------------
                                                               PRO FORMA
                                             THREE MONTHS        THREE
                                                 ENDED           MONTHS
                                               MARCH 31,         ENDED
                                            ---------------    MARCH 31,
                                             1998     1999        1999
                                            ------   ------   ------------
STATEMENT OF OPERATIONS:
Sales and operating revenues
 Coal sales...............................  $ 87.2   $ 82.8      $ 82.8
 Other sales and operating revenues.......     1.1      0.3         0.3
                                            ------   ------      ------
       Total revenues.....................    88.3     83.1        83.1
                                            ------   ------      ------
Expenses
 Operating expenses.......................    58.5     56.8        56.8
 Outside purchases........................    11.0      8.5         8.5
 General and administrative...............     4.2      3.6         3.6
 Depreciation, depletion and
   amortization...........................     9.9      9.9         9.9
 Interest expense.........................      --       --         4.8
 Unusual items(1).........................      --       --          --
                                            ------   ------      ------
       Total expenses.....................    83.6     78.8        83.6
                                            ------   ------      ------
Income (loss) from operations.............     4.7      4.3        (0.5)
Other income (expense)....................     0.1       --          --
                                            ------   ------      ------
Income (loss) before income taxes.........     4.8      4.3        (0.5)
Income tax expense (benefit)..............     1.5      1.3          --
                                            ------   ------      ------
Net income (loss)(2)......................  $  3.3   $  3.0      $ (0.5)
                                            ======   ======      ======
Pro forma net loss per unit...............                       $(0.03)
                                                                 ======
BALANCE SHEET DATA:
Working capital(3)........................  $ 19.5   $ 13.0      $ 60.5
Total assets..............................   281.7    264.3       315.8
Long-term debt............................     1.9      1.7       230.3
Total liabilities.........................   110.3    109.4       334.7
Net Parent investment.....................   171.4    154.9          --
Partners' equity (deficit)................      --       --       (18.9)

                                                   PREDECESSOR                             SUCCESSOR
                                            --------------------------   ---------------------------------------------

                                                               SEVEN         FIVE
                                              YEAR ENDED       MONTHS       MONTHS        YEAR ENDED       PRO FORMA
                                             DECEMBER 31,      ENDED        ENDED        DECEMBER 31,      YEAR ENDED
                                            ---------------   JULY 31,   DECEMBER 31,   ---------------   DECEMBER 31,
                                             1994     1995      1996         1996        1997     1998        1998
                                            ------   ------   --------   ------------   ------   ------   ------------
OTHER OPERATING DATA:
Tons sold.................................    10.0     10.9       6.9          5.1        12.4     15.1        15.1
Tons produced.............................     8.5      8.8       5.3          3.9        10.9     13.4        13.4
Revenues per ton sold.....................  $28.31   $28.53    $27.77       $27.12      $25.31   $23.97      $23.97
Cost per ton sold(4)......................  $23.74   $23.28    $23.72       $23.49      $21.18   $20.14      $20.14
OTHER FINANCIAL DATA:
EBITDA(5).................................  $ 45.7   $(50.2)   $ 27.9       $ 18.8      $ 51.7   $ 52.5      $ 52.5
Net cash provided by operating
 activities...............................    37.9     16.0      16.7         23.0        53.2     50.5
Net cash used in investing activities.....   (16.4)   (17.7)    (16.7)       (13.0)      (22.4)   (35.6)
Net cash provided by (used in) financing
 activities...............................   (21.5)     1.7        --        (10.0)      (30.8)   (14.9)
Maintenance capital expenditures(6).......    16.3     14.9      10.8          2.7        15.2     17.2        17.2
Expansion and other capital
 expenditures(6)..........................     1.2      2.9       5.9         10.3         7.2     18.6        18.6
Total capital expenditures................    17.5     17.8      16.7         13.0        22.4     35.8        35.8

                                                      SUCCESSOR
                                            ------------------------------
                                                               PRO FORMA
                                             THREE MONTHS        THREE
                                                 ENDED           MONTHS
                                               MARCH 31,         ENDED
                                            ---------------    MARCH 31,
                                             1998     1999        1999
                                            ------   ------   ------------
OTHER OPERATING DATA:
Tons sold.................................     3.6      3.6         3.6
Tons produced.............................     3.5      3.6         3.6
Revenues per ton sold.....................  $24.53   $23.08      $23.08
Cost per ton sold(4)......................  $20.47   $19.14      $19.14
OTHER FINANCIAL DATA:
EBITDA(5).................................  $ 14.7   $ 14.2      $ 14.2
Net cash provided by operating
 activities...............................     4.1      6.3
Net cash used in investing activities.....   (13.3)    (5.4)
Net cash provided by (used in) financing
 activities...............................     9.2     (0.9)
Maintenance capital expenditures(6).......     4.8      5.0         5.0
Expansion and other capital
 expenditures(6)..........................     8.5      0.7         0.7
Total capital expenditures................    13.3      5.7         5.7


---------------

(1) Represents impairment of long lived assets in 1995 and the net loss incurred during the temporary closing of one of our mining complexes in the second half of 1998. The impairment of long-lived assets in 1995 represents the impairment loss recorded in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" to reduce the net book value of the predecessor entity to the estimated purchase price, net of related transaction fees, from the sale to The Beacon Group and management. The letter of intent for the sale was entered into in December 1995, and the related stock purchase agreement was finalized with an effective date beginning August 1, 1996.


(2) In calculating pro forma net loss, we have not included interest income that we would have received from the U.S. Treasury notes that we are required to purchase with the proceeds of our term loan facility. The interest cost associated with the term loan borrowings is reflected in our pro forma adjustments. Had interest from the U.S. Treasury notes been included, interest income of $2.6 million and $0.7 million would have been generated for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively.


(3) Excludes accounts receivable from affiliates for the predecessor company. The successor company did not have any of these receivables.

(4) Cost per ton is based on the total of operating expenses, outside purchases and general and administrative expenses divided by tons sold.

(5) EBITDA is defined as income (loss) before interest expense, income taxes and depreciation, depletion and amortization. EBITDA has not been adjusted to add back unusual items. EBITDA should not be considered as an alternative to net income, income (loss) before income taxes, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles. EBITDA is not intended to represent cash flow and does not represent the measure of cash available for distribution, but provides additional information for evaluating our ability to make the minimum quarterly distribution.

(6) Maintenance capital expenditures shown in this table reflect our historical designation of maintenance capital expenditures. Under the partnership agreement, certain of the expenditures shown under expansion and other capital expenditures will be treated as maintenance capital expenditures. For the definition of maintenance capital expenditures and expansion capital expenditures under the partnership agreement, see "Cash Distribution
    Policy -- Maintenance and Expansion Capital Expenditures."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations for Alliance Resource Partners and its predecessor entities should be read in conjunction with the historical and pro forma financial statements and notes thereto included elsewhere in this prospectus. For more detailed information regarding the basis of presentation for the following financial information, see the notes to the pro forma and historical financial statements.

     We are a diversified producer and marketer of coal to major United States utilities and industrial users. We began mining operations in 1971 and since then have grown through acquisitions and internal development to become the eighth largest coal producer in the eastern United States. In 1998, our total production was 13.4 million tons and our total sales were 15.1 million tons. The coal we produced in 1998 was approximately 18% low-sulfur coal, 23% medium-sulfur coal and 59% high-sulfur coal.

     At March 31, 1999, we had 407 million tons of proven and probable coal reserves in Illinois, Indiana, Kentucky, Maryland and West Virginia. We believe we control adequate reserves to implement our currently contemplated mining plan. In addition, there are substantial unleased reserves on adjacent properties that we intend to acquire or lease as our mining operations approach these areas.

     In 1998, approximately 84% of our production was consumed by electric utilities with the balance consumed by cogeneration plants and industrial users. Our largest customers in 1998 were Tennessee Valley Authority, Seminole Electric Cooperative and Virginia Electric Power Company. We have had relationships with each of these customers for at least 15 years. In 1998, approximately 75% of our sales tonnage, including approximately 84% of our medium- and high-sulfur coal sales tonnage, was sold under long-term contracts. The balance of our sales were made on the spot market. In June 1999, we entered into a long-term contract to provide 23 million tons of low-sulfur coal to a subsidiary of Cinergy through December 2012. Our long-term contracts contribute to our stability and profitability by providing greater predictability of sales volumes and sales prices. As of June 30, 1999, our significant long-term contracts represented total commitments of approximately 97.5 million tons of coal. In 1998, over 90% of our medium- and high-sulfur coal was sold to utility plants with installed pollution control devices, also known as scrubbers, to remove sulfur dioxide.

     One of our business strategies is to continue to make productivity improvements to be a low cost producer in each region in which we operate. Our principal expenses related to the production of coal are labor and benefits, materials and supplies, maintenance, royalties and excise taxes. Unlike most of our competitors in the eastern United States, we employ a totally union-free work force. Many of the benefits of the union-free work force are not necessarily reflected in direct costs, but are related to higher productivity. In addition, while we do not pay our customers' transportation costs, they may be a substantial, and often the determining factor in a coal consumer's contracting decision. Our mining operations are located near many of the major eastern utility generating plants and on major coal hauling railroads in the eastern United States. We believe this gives us a transportation cost advantage compared to many of our competitors.

     The following table sets forth production data and reserve information about each of our mining complexes.

                                                                    TOTAL
                                                                 PROVED AND       YEAR
                                                       1998       PROBABLE     COMMENCED
OPERATIONS                        LOCATION          PRODUCTION    RESERVES     OPERATIONS
----------                        --------          ----------   -----------   ----------
                                                       (TONS IN MILLIONS)
                                                       ------------------
Illinois Basin
  Dotiki                   Webster County, KY           3.5          53.0         1971
  Pattiki                  White County, IL             2.1          72.7         1980
  Hopkins County Coal      Hopkins County, KY           2.3          39.7         1998
  Gibson County (North)    Gibson County, IN             --          37.8           --
  Gibson County (South)    Gibson County, IN             --         104.2           --
                                                       ----         -----
        Region Total                                    7.9         307.4
East Kentucky
  Pontiki/Excel            Martin County, KY            1.6          28.7(1)      1977
  MC Mining                Pike County, KY              0.9          24.8         1996
                                                       ----         -----
        Region Total                                    2.5          53.5
Maryland
  Mettiki                  Garrett County, MD,
                           Grant County, WV and
                           Tucker County, WV            3.0          46.5         1977
                                                       ----         -----
        Total                                          13.4         407.4
                                                       ====         =====

---------------

(1) Includes 1.3 million tons of low-sulfur reserves at our inactive Toptiki mine. See "Mining Operations and Production -- East Kentucky
    Operations -- Toptiki."

     See "Business -- Mining Operations and Production" for a detailed description of each of our mining complexes.

     In 1998 and early 1999, our financial performance was impacted by the following:

     - In January 1998, we acquired Hopkins County Coal for approximately $7.3 million in cash and direct acquisition costs of $0.8 million. In accordance with our acquisition plan, we spent approximately $9.4 million to rebuild older equipment and purchase new or refurbished equipment. We began to realize higher productivity as a result of these capital investments beginning in the third quarter of 1998. We expect to realize the full impact of these efficiencies in 1999.


     - In September 1998, we suspended operations at Pontiki and terminated all 267 members of our workforce due to adverse market conditions. While we had originally intended to idle the mine for an indefinite period, we were able to procure a new long-term coal supply agreement with AEI Coal Sales, Inc., which then resells the coal it purchases from us to Carolina Power & Light, that justified the re-opening of the mine beginning in late 1998. The coal supply agreement provides for the shipment of 1.1 million tons in 1999 and up to 1.5 million tons per year during the seven-year period of January 1, 2000 to December 31, 2006. As a result, this operation was restructured with a new mine plan, operating structure, and workforce hired by Excel Mining, LLC, an affiliate of Pontiki. While idled, the mine incurred a net loss of approximately $5.2 million, consisting of workers' compensation accruals of $1.2 million and severance payments consistent with the federal Worker Adjustment and Retraining Notification, or "WARN," Act, of $1.2 million as well as the costs associated with maintaining an idled mine of $2.8 million. The $1.2 million of wage costs associated with the WARN Act have already been paid. The $1.2 million of workers' compensation accruals is management's estimate of amounts which may be required to be paid to certain former Pontiki miners who may pursue worker compensation claims. Of this estimated amount, approximately $400,000 is expected to be paid over three years, $500,000 over eight years and $300,000 over thirty years. The timing of these payments is governed by the level and type of award (for example, permanent total disability, permanent partial disability and legal and medical expenses) which management has estimated based on past experience. Other than the $1.2 million of workers' compensation accruals already recorded by Pontiki, we do not believe that there are any additional workers' compensation costs to be accrued in connection with the suspension of operations at Pontiki and the termination of its work force. During late 1998 and early 1999, Pontiki/Excel's cost per ton was adversely impacted by reduced production as the new mine plan was implemented and the mine moved toward its current production level. Despite operating at reduced production volumes, our current productivity levels are approximately 9% higher than what we achieved during the first three quarters of 1998. We expect to reach full production at Pontiki/Excel during the second half of 1999.


     - We conduct a coal brokerage business which markets both steam and metallurgical coals. Because our coal brokerage operations generate lower margins than our direct coal sales, changes in our levels of brokerage activity have a greater impact on revenues than on margins. Since 1996, we have experienced a steady decline in brokerage sales, most of which are for export. These declining volumes are largely attributable to competition from lower cost foreign production. The brokerage business is not expected to be a material part of our business in the future.

     Several states in which we operate or our utility customers reside have established a statutory framework for tax credits against income, franchise, or severance taxes, which have benefited, directly or indirectly, coal operators or customers purchasing coal mine production from within the applicable state. In 1996, 1997 and 1998, the benefit of these credits to us has been approximately $5.0 million, $4.8 million, and $6.0 million. The state statutes authorizing these tax credits are scheduled to expire in accordance with their term provisions. Furthermore, these state statutes or our ability to benefit, directly or indirectly, from them may be subject to challenge by third parties. If any of these challenges were successful, we would lose the benefits of these credits. Although it is possible that the tax credit benefits will continue into future years, you should assume that substantially all of the benefits associated with these tax credit statutes will terminate by June 2001.

RESULTS OF OPERATIONS

 THREE MONTHS ENDED MARCH 31, 1999 COMPARED WITH THREE MONTHS ENDED MARCH 31,
 1998

     Coal sales. Coal sales decreased 5.1% to $82.8 million for the first quarter of 1999 from $87.2 million for the first quarter of 1998. Total tons sold in the first quarter of 1998 and 1999 were approximately 3.6 million. The decrease of $4.4 million in coal sales is primarily due to:

     - lower coal sales of $5.1 million reflecting reduced volumes at Pontiki/Excel during the start-up period following the temporary closing of that mine in September 1998;

     - lower coal sales of $3.5 million at Mettiki due to timing differences in customer shipments; and

     - lower coal sales of $2.5 million reflecting decreased brokerage sales volumes due to weak export markets.

     These reductions were partially offset by increased coal sales of $6.1 million reflecting increased shipments of lower-priced coal from the Illinois Basin region. Tons produced in the first quarter of 1999 increased 2.9% to 3.6 million tons from 3.5 million tons in the first quarter of 1998.


     Other sales and operating revenues. Other sales and operating revenues, which consist primarily of revenues from our terminal at Mt. Vernon and other materials handling services, decreased 72.7% to $0.3 million for the first quarter of 1999 compared with $1.1 million for the first quarter of 1998. The decrease of $0.8 million was primarily due to lower volumes at Mount Vernon due to the dispute with Seminole over their contract with us for that terminal. The provisions of the contract stipulate the calculation of damages to be paid in the event of breach. Rather than pay the amount of damages stipulated in the contract, Seminole is seeking the court's agreement that the proper damage award should be calculated based on our loss of net profits from the Mt. Vernon facility for the term of the agreement. We fully intend to pursue the damages stipulated in the contract and have filed pleadings to that effect. We intend to vigorously pursue our contract rights and believe we will prevail in our interpretation of the contract provision concerning the amount of damages Seminole owes as a result of its breach of the contract. We also believe that, even under Seminole's theory of the level of appropriate damages to be awarded to Mt. Vernon, we will receive damages in an amount sufficient to offset the loss of income from the contract. At a minimum, we believe the damages recovered from Seminole will be in excess of the net book value of the terminal. We are exploring our options with respect to the Mt. Vernon terminal, including loading coal or aggregate products for other parties or a sale of the facility. See "Business -- Legal Proceedings."

     Operating expenses. Operating expenses decreased 2.9% to $56.8 million for the first quarter of 1999 from $58.5 million in the first quarter of 1998. The $1.7 million decrease in operating expenses is mostly due to:

     - lower aggregate operating expenses of $4.5 million at Pontiki/Excel because of lower production and sales volumes; and

     - lower aggregate operating expenses of $1.8 million at Mettiki because of lower volumes.

     Although aggregate operating expenses were lower at these operations, the costs per ton were higher principally because of the lower volumes. The lower aggregate operating expenses were offset by higher aggregate operating expenses of $4.5 million reflecting higher volumes from the Illinois Basin region operations. Although aggregate operating expenses were higher in the Illinois Basin region, the region's cost per ton was lower reflecting improved productivity, including the efficiencies gained from rebuilt and new mining equipment for Hopkins County Coal.

     Outside purchases. Outside purchases primarily represent purchases of coal for resale through our brokerage operations. Outside purchases decreased 22.7% to $8.5 million in the first quarter of 1999 from $11.0 million in the first quarter of 1998. The decrease of $2.5 million was the result of lower coal export brokerage volumes, largely due to weak export market conditions.

     General and administrative. General and administrative expenses declined 16.7% to $3.5 million in the first quarter of 1999 from $4.2 million in the first quarter of 1998. This decrease is attributable to a decline in expenditures for outside consultants and services. These expenses and services were necessary as we established an administrative structure independent of MAPCO Inc.

  1998 COMPARED WITH 1997

     Coal sales. Coal sales increased 17.1% to $357.4 million for 1998 from $305.3 million for 1997. Total tons sold increased 21.8% to 15.1 million tons for 1998 from 12.4 million tons for 1997. The increase of $52.1 million in coal sales is attributable primarily to:

     - the acquisition of Hopkins County Coal in January 1998 which accounted for $41.1 million of our increased sales;

     - increased volumes at MC Mining which accounted for $6.8 million of our increased sales; and

     - increased shipments at Dotiki, Pattiki and Mettiki which accounted for $16.1 million of our increased sales.

     The increase in coal sales was partially offset by lower sales at Pontiki/Excel of $16.7 million reflecting lower productivity during 1998 and the temporary suspension of operations in September 1998. Tons produced in 1998 increased 22.9% to 13.4 million tons from 10.9 million tons in 1997.

     Other sales and operating revenues. Other sales and operating revenues decreased 47.7% to $4.5 million for 1998 compared with $8.6 million for 1997. In 1997, other sales included the sale of coke to a foreign steel producer. The decrease of $4.1 million was primarily due to a reduction in these coke sales.

     Operating expenses. Operating expenses increased 20.4% to $237.6 million for 1998 from $197.4 million in 1997. The increase of $40.2 million in operating expenses is attributable primarily to:

     - the acquisition of Hopkins County Coal in January 1998, which accounted for $42.9 million of our increased operating expenses; and

     - increased volumes at MC Mining, which accounted for $6.8 million of our increased operating expenses.

     The increase in operating expenses was partially offset by a reduction of operating expenses of $10.9 million at Pontiki/Excel reflecting lower production during 1998 and the temporary suspension of operations in September 1998. Operating expense per ton sold decreased 4.9% to $20.14 in 1998 from $21.18 in 1997, primarily due to increased productivity at Dotiki and Pattiki, offset by the higher cost per ton at Pontiki.

     Outside purchases. Outside purchases of coal and coke increased 2.8% to $51.2 million in 1998 from $49.8 million in 1997. The increase of $1.4 million was the result of higher coal brokerage volumes offset by a reduction in coke sales.

     Depreciation, depletion and amortization. Depreciation, depletion and amortization increased 18.1% to $39.8 million for 1998 compared with $33.7 million for 1997. The increase of $6.1 million was primarily due to the acquisition of Hopkins County Coal.

     Unusual item. Pontiki/Excel ceased operations from September to November 1998. While idled, the mine incurred a net loss of approximately $5.2 million, consisting of workers' compensation accruals and severance payments consistent with the federal WARN Act, as well as the costs associated with maintaining an idled mine.

     Income tax expense. Income tax expense was $3.9 million for 1998 and $4.3 million for 1997. The effective rate increased to 31% in 1998 compared with 24% in 1997. The increase in the effective rate is primarily attributable to an increase in the deferred tax asset valuation allowance partially offset by additional benefit of excess of tax over book depletion.

 1997 COMPARED WITH SEVEN MONTHS ENDED JULY 31, 1996 AND FIVE MONTHS ENDED DECEMBER 31, 1996

     Effective August 1, 1996, we were acquired from MAPCO Inc. in a business combination using the purchase method of accounting. The purchase price was allocated to the assets acquired and liabilities assumed based on their fair value. Accordingly, the predecessor financial data for the seven months ended July 31, 1996 is not comparable to the successor financial data for the five months ended December 31, 1996.

     Significant assets and liabilities to which we assigned a fair value included, among others, property, plant and equipment, advance royalties, coal supply agreements, accrued black lung benefits, accrued workers' compensation and accrued reclamation and mine closing expenses. Therefore, the depreciation and amortization of these assets and the ongoing accrual of these liabilities have been charged to expenses at different amounts in the 1996 predecessor and successor statements of income.

     In comparing 1997 to 1996, revenues and expense categories for the respective seven and five month periods have been aggregated. Although this aggregated information is not necessarily comparable and may not be indicative of the successor company's results of operations, management believes this information may be helpful in understanding the past operations and in evaluating an investment in the common units.

     Coal sales. Coal sales decreased 4.0% to $305.3 million compared with $317.9 million in 1996. Tons sold for 1997 increased 3.3% to 12.4 million tons compared to 12.0 million tons in 1996. The $12.6 million decrease is principally attributable to lower brokerage sales of $24.4 million, reflecting $18.4 million of domestic volumes that did not continue after 1996, and a softening foreign market, partially offset by increased sales of $15.3 million from the initiation of production at MC Mining.

     Other sales and operating revenues. Other sales and operating revenues decreased 27.7% to $8.6 million compared with $11.9 million in 1996. The $3.3 million decrease was primarily attributable to lower sales on a brokerage arrangement for the sale of coke to a foreign steel producer.

     Operating expenses. Operating expenses increased 4.0% to $197.4 million in 1997 compared with $189.9 million in 1996. The increase of $7.5 million was attributable to:

     - $10.4 million related to the initial full year of operations at MC Mining; and

     - $3.5 million related to additional production at Pontiki/Excel.

     The increases in operating expenses were partially offset by lower costs of $7.9 million at Mettiki reflecting improved mining conditions and productivity.

     Outside purchases. Outside purchases decreased 38.1% to $49.8 million compared with $80.4 million in 1996. The decrease of $30.6 million from 1996 to 1997 was the result of lower coal brokerage volumes and lower sales of coke to a foreign steel producer.

     General and administrative. General and administrative expenses increased 16.7% to $15.4 million compared with $13.2 million. The increase of $2.2 million reflects a period of duplicate costs as we established an administrative structure independent of MAPCO Inc.

     Depreciation, depletion and amortization. Depreciation, depletion and amortization increased 71.9% to $33.7 million from $19.6 million. The increase of $14.1 million reflects the impact of purchase accounting on the allocation of the purchase price to property, plant and coal supply agreements.

LIQUIDITY AND CAPITAL RESOURCES

  Cash Flows

     Net cash provided by operating activities was $39.7 million for 1996, $53.2 million in 1997 and $50.5 million in 1998. The decrease in 1998 compared to 1997 reflects slightly lower operating results and the initial funding of $2.9 million of our defined benefit plan for operating employees.

     Net cash used in investing activities was $29.7 million for 1996, $22.4 million in 1997 and $35.6 million in 1998. The change in net cash used in investing activities from 1997 to 1998 primarily reflects the purchase of Hopkins County Coal and related capital expenditures.

     Net cash used in financing activities was $10.0 million for 1996, $30.8 million in 1997 and $14.9 million in 1998. The differences between periods are due to differing levels of distributions to Alliance Resource Holdings.

  Capital Expenditures

     Capital expenditures were $13.0 million in the five months ended December 31, 1996, $22.4 million in 1997 and $35.8 million in 1998. We made these expenditures in order to replace mining equipment, expand mining capacity and improve the efficiency of mining operations. In 1998, we spent approximately $16.2 million in order to acquire Hopkins County Coal as well as to purchase and refurbish mining equipment for that operation. For each of the periods discussed, we used cash generated from operations to fund capital expenditures. We currently anticipate making cash capital expenditures of approximately $34 million during 1999 and approximately $35 million during 2000, primarily for maintenance and replacement of mining equipment and operations and for mine development. To eliminate the effect of fluctuations in maintenance capital expenditures on Operating Surplus, the partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of our capital assets over the long-term be subtracted from Operating Surplus each quarter, as opposed to the actual amounts spent. We currently expect that our average annual maintenance capital expenditures will be approximately $23.5 million. See "Cash Distribution
Policy -- Maintenance and Expansion Capital Expenditures." We currently expect to fund our anticipated capital expenditures with cash generated by operations and the utilization of the revolving credit facility described below.

  Description of Senior Notes

     The following is a summary of the material terms of the $180 million aggregate principal amount of unsecured senior notes our special general partner expects to issue in connection with the closing of the offering of the common units. The intermediate partnership will then assume and the restricted subsidiaries of the intermediate partnership will guarantee the special general partner's obligations under the senior notes. A copy of the note purchase agreement is filed as an exhibit to the registration statement of which this prospectus is a part. The indebtedness of the intermediate partnership under the note purchase agreement is unsecured and non-recourse to the managing general partner. The senior notes will mature in 2014 and will carry a fixed interest rate of 8.31%. Interest on the notes will be paid semi-annually.

     The senior notes will rank equally with all the outstanding unsecured and unsubordinated debt of the intermediate partnership. The senior notes provide for nine annual mandatory prepayments of $18 million of the principal amount, subject to adjustment for any prepayments, without any premium, beginning on the sixth anniversary of their issuance. We may at any time optionally prepay the notes in whole or in part upon not less than 30 nor more than 60 days' notice. The amount of any optional prepayment will be at 100% of the principal amount to be prepaid plus interest accrued and unpaid through the date of the prepayment and a premium generally equal to the excess of the present value of the remaining interest and principal payments on the senior notes. This premium will be calculated by using a discount rate equal to the yield on the U.S. Treasury obligation having a maturity date corresponding to the then remaining weighted average life of the senior notes being prepaid plus a spread of 50 basis points over the principal amount of the senior notes, plus accrued and unpaid interest.

     The note purchase agreement contains various restrictive and affirmative covenants, including restrictions on:

     - the incurrence of other debt:

           - prior to December 31, 1999, if the aggregate amount of all debt of the intermediate partnership and our other subsidiaries exceeds $230,000,000;

           - subsequent to December 31, 1999, unless consolidated cash flow would be greater than 225% of consolidated interest expense and consolidated debt would not be greater than 400% of consolidated cash flow, for the periods specified in the note purchase agreement.

     - incurrence of debt that is senior to the notes in an amount greater than 15% of total assets;

     - certain intercompany debt;

     - liens, investments, lines of business, and mergers, consolidation, or sales or assets; and

     - transactions with affiliates, with some exceptions and except on an arm's-length basis.

     In addition, the note purchase agreement will contain a requirement that the intermediate partnership maintain mining reserves, not permit its subsidiaries to agree to restrictions on their ability to pay dividends or make loans to or investments in the intermediate partnership.

     Under the note purchase agreement, the intermediate partnership is permitted to make cash distributions so long as:

     - the amount of the cash distributions does not exceed Available Cash for the immediately preceding fiscal quarter;

     - no default or event of default, as defined in the note purchase agreement, exists before or after the cash distribution; and

     - after giving effect to the distribution, consolidated debt would not be greater than 425% of consolidated cash flow for the periods specified in the note purchase agreement.

     If an event of default exists on the senior notes, the holders of senior notes may accelerate the maturity of the senior notes and exercise other rights and remedies. Events of default include:

     - failure to pay any principal or premium when due, or interest within five business days of when due;

     - failure to perform or otherwise comply with the covenants in the note purchase agreement;

     - failure of any representation or warranty to be materially true and correct;

     - default by the intermediate partnership or our subsidiaries under some other indebtedness;

     - unsatisfied final judgments;

     - bankruptcy or insolvency events involving the general partners, the intermediate partnership or our subsidiaries;

     - any guarantee of the intermediate partnership's obligations ceasing to be in full force and effect; and

     - various failures to comply with employee benefit plans.

     - amendments of the partnership agreements in any manner that would have a material adverse effect on us, the intermediate partnership or the holders of senior notes.

  Description of Senior Credit Facility

     We expect that the special general partner will also enter into a senior credit facility of up to $100 million with Citicorp USA, Inc., The Chase Manhattan Bank, or any of their affiliates, and other lenders in connection with the closing of the offering of the common units. The intermediate partnership will then assume the special general partner's obligations under the senior credit facility. The following is a summary of the material terms of the senior credit facility, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

     The senior credit facility is expected to consist of three tranches:

     - a term loan facility of up to $50 million;

     - a $25 million working capital facility; and

     - a $25 million revolving credit facility, with availability to be reduced to $15 million after four years.

     Approximately $48.6 million will be drawn under the term loan facility at closing and used to purchase approximately $48.6 million of U.S. Treasury Notes which will secure the term loan. The U.S. Treasury Notes may be liquidated for the sole purpose of funding capital expenditures. The working capital facility will be used to provide working capital and, if necessary, to fund distributions to unitholders. The revolving credit facility will be used for general business purposes, including capital expenditures and acquisitions. The intermediate partnership's obligations under the working capital facility and the revolving credit facility will be unsecured. The indebtedness under the senior credit facility will rank equally with all the outstanding unsecured and unsubordinated debt of the intermediate partnership and will be non-recourse to the managing general partner. The obligations of the intermediate partnership under the senior credit facility will be guaranteed by some of its subsidiaries.

     The term loan facility will amortize quarterly, commencing on October 31, 2001 in an amount equal to 7.5% of the principal amount of the term loan facility outstanding on that date to and including July 31, 2003 and thereafter, commencing on October 31, 2003, in an amount equal to 10% of the outstanding principal amount. On July 31, 2004 the term loan will mature and the working capital facility and revolving credit facility will terminate and all amounts outstanding will become due and payable. All loans may be prepaid at any time without penalty. All borrowings under the working capital facility must be reduced to no more than $5 million on average for a period of 30 consecutive days once during each fiscal year.

     The senior credit facility will bear interest at our option at either the base rate or the eurodollar rate, as those terms are defined in the bank credit agreement, in either case plus an applicable margin. The intermediate partnership will incur a commitment fee on the unused portion of the working capital facility and the revolving credit facility.

     The senior credit facility is expected to contain a prohibition on distributions by the intermediate partnership in excess of available cash or if any default or event of default, as defined in the senior credit facility, is continuing. In addition, the senior credit facility will contain various covenants limiting its ability and the ability of its subsidiaries to:

     - incur indebtedness;

     - grant liens;

     - engage in transactions with affiliates;

     - make investments;

     - enter into a merger, consolidation or sale of assets; or

     - optionally prepay or redeem the senior notes.

     In addition, the senior credit facility is expected to contain the following financial covenants:

     - a ratio of consolidated net debt to consolidated cash flow;

     - a cumulative asset writedowns/impairments test;

     - a ratio of consolidated cash flow to consolidated interest expense; and

     - a ratio of consolidated current assets to consolidated current liabilities.

     If an event of default exists under the senior credit facility, the lenders may accelerate the maturity of the senior credit facility and exercise other rights and remedies. Events of default include:

     - failure to pay any principal or premium when due, or interest within five days of when due;

     - failure of any representation or warranty to be materially true and correct;

     - failure to perform or otherwise comply with the covenants in the bank credit agreement or other related loan document;

     - default by the intermediate partnership or any of our subsidiaries on any payment in excess of $10 million under any debt obligation;

     - bankruptcy or insolvency events involving the general partners, the intermediate partnership or our other subsidiaries;

     - any unsatisfied final judgment in excess of $10 million over the amount covered by insurance;

     - any guarantee of the intermediate partnership's obligations, or other document relating to the bank credit agreement, ceasing to be in full force and effect;

     - various failures to comply with employee benefit plans and environmental defaults;

     - amendment of our partnership agreement or the intermediate partnership's partnership agreement in a manner that materially affects the intermediate partnership's business or its ability to perform its obligations under the bank credit agreement, or the remedies of the lenders under the agreement; and


     - (1) funds managed by The Beacon Group and its affiliates ceasing to own, directly or indirectly, at least 51% of the managing ownership interest in the managing general partner or the managing general partner of the intermediate partnership or (2) the managing general partner ceasing to be our managing general partner or the managing general partner of the intermediate partnership.


  Accruals of Other Liabilities

     We have accrued for the costs we will incur in the future to satisfy obligations. We had accrued $46.3 million, $49.3 million and $65.3 million at December 31, 1996, 1997 and 1998 for deferred credits and other liabilities, including current obligations. These accruals are chiefly comprised of workers' compensation benefits, black lung benefits and costs associated with reclamation and mine closing. These obligations are self-insured and are funded at the time the expense is incurred. The accruals of these items are based on estimates of future liabilities, plans and legislation and other developments. Thus, from time to time, Alliance Resource Partners' results of operations may be significantly affected by changes to these deferred credits and other liabilities. See Notes 10 and 11 of Notes to Consolidated Financial Statements.

     We are required to pay black lung benefits to eligible and former employees under the Black Lung Benefits Act of 1969, the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977. We also are liable under various state statutes for similar claims. We provide self-insured accruals for present and future liabilities for these benefits. We had accrued $17.0 million, $17.9 million and $22.7 million for these benefits at December 31, 1996, 1997 and 1998. The actual claims paid could change significantly if current legislation is amended or if new legislation is enacted. The increase in 1998 is primarily attributable to the acquisition of Hopkins County Coal.

     We have accrued for costs associated with reclamation and mine closing. We have estimated the costs and timing of future reclamation and mine closing costs and recorded those estimates on a present value basis. We had accrued $5.3 million, $5.4 million and $13.8 million at December 31, 1996, 1997 and 1998 for these costs. The increase in 1998 is primarily attributable to the acquisition of Hopkins County Coal.

     We accrue for workers' compensation claims resulting from traumatic injuries based on actuarial valuations and periodically adjust these estimates based on the estimated costs of claims made. We had accrued $16.9 million, $17.4 million and $18.1 million at December 31, 1996, 1997 and 1998 for these costs.

INFLATION

     Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 1996, 1997 or 1998.

IMPACT OF YEAR 2000 ISSUE

     Year 2000 Issue. The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any software, hardware and equipment and embedded chip systems that are date-sensitive may recognize a date using "-00" as the year 1900 rather than the year 2000. Our failure or the failure of any other entity with which we interact to correct this problem could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Because we substantially replaced all of our hardware and software following our separation from MAPCO Inc. in 1996, we believe that most of our critical hardware and software is Year 2000 compliant. However, we may have embedded chip systems in certain of our mining equipment and in older hardware or software in our mining complexes which we are currently evaluating for Year 2000 compliance. We believe that with modification and replacement of some of our existing software, hardware and equipment and embedded chip systems, the year 2000 issue can be mitigated substantially. If these modifications and replacements are not made or are not completed on a timely basis, the Year 2000 issue could have a material impact on our operations.

     Compliance Program. As part of our compliance program, we have performed an evaluation of our state of readiness. Our evaluation included examination of our information technology systems and our operating equipment. Our key information technology systems consist of:

     - financial systems applications;

     - human resources and payroll systems applications;

     - hardware and equipment; and

     - third-party developed software.

     Our key operating equipment consists of coal mining, processing and loadout equipment. We are also evaluating major equipment used in our mining operations. Our evaluation also includes the evaluation of the exposure of third parties material to our operations. We have not hired independent contractors to verify our assessment and estimates related to the year 2000 issue.

     State of Readiness. We have completed an assessment of all material information technology systems that would be affected by the year 2000 issue if not modified and have initiated a program to modify or replace portions of our software and hardware so that our computer systems will function properly in the year 2000 and thereafter. We are in the process of assessing our operating equipment which contains embedded chip systems to determine the extent that it is at risk for year 2000 problems. The remediation of operating equipment depends primarily on the manufacturers of that equipment for modifications. We expect this remediation, testing and implementation to be completed by the third quarter of 1999. We are also in the process of assessing the extent to which our customers and suppliers of products and services will be affected by year 2000 issues. We have initiated formal communications with all of our significant customers and equipment vendors and other suppliers. The responses to date from these third parties to our inquiries indicate that these third parties expect, at this time, to be compliant by the year 2000 based on their progress to date. We have received written assurances from substantially all of our significant customers and third party service providers. These assurances include specific letters to us responding to our Y2K inquiries. In addition, we have verified the Y2K readiness of much of our specific mining equipment, software, and hardware through vendor published product bulletins. These assurances provide comfort that our third party vendors are aware of and are addressing their Y2K issues, but they cannot guarantee us that they will not encounter Y2K problems that could negatively impact our business. We are not aware of any contract provisions or agreements that would limit our legal remedies due to Y2K non-compliance of any of our products or services. We have not obtained timetables of expected completion dates or modification, testing and implementation from all of these third parties. We do not control our customers, suppliers and vendors. Furthermore, we cannot assure you that our customers, suppliers or vendors will not experience material business disruptions that could affect us as a result of the year 2000 problem. We plan to complete communications with these third parties as to their year 2000 readiness in the third quarter of 1999.

     Costs to Address Year 2000 Compliance. Although many of our critical financial and production application systems, hardware and software are year 2000 compliant, some systems and equipment remain to be converted. We do not expect the cost in connection with these modifications and replacements to be material. We currently estimate that the cost of these modifications will not exceed $500,000. We expect to fund these costs through cash from operations or borrowings.

     Risks of Non-Compliance and Contingency Plans. We believe that it is difficult to fully assess the risks of the year 2000 issue due to numerous uncertainties surrounding the issue. We believe that the primary risks are external to us and relate to the year 2000 readiness of customers, suppliers, transportation suppliers such as railroads, barge lines, terminal operators, ocean vessel brokers, and others. In the worst case scenario, our utility customers may not purchase coal if their generators fail to operate, we may not be able to access our bank accounts or make or receive payments and our transportation providers may not be able to make timely coal shipments to customers. Our mines and processing plants are highly mechanized and employ equipment that incorporates embedded chip systems. The failure of these embedded chip systems in critical equipment due to the year 2000 problem could cause significant coal mining and processing disruptions.

     We have not established contingency plans in case of failure of our information technology systems since we expect to have our material systems in place by the third quarter of 1999. Some of these systems may be interrelated with systems outside of our control and we cannot assure you that all implementations will be successful. Accordingly, contingency plans will be developed to respond to any failures as they occur. In connection with our assessment of our operating equipment and third party readiness, we will evaluate the necessity of contingency plans based on the level of uncertainty regarding compliance in the third quarter of 1999. In the event our intermediaries or vendors or the manufacturers of our operating equipment do not expect to be year 2000 compliant, our contingency plan will include replacing the non-compliant intermediaries or vendors or operating equipment. Based on information available at this time, we cannot conclude that our failure or the failure of third parties to achieve year 2000 compliance will not adversely affect us. Our inability or the inability of third parties to adequately address the year 2000 issues on a timely basis could result in a material financial risk, including loss of revenue, substantial unanticipated costs and service interruptions.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We have not determined the impact on our financial statements that may result from adoption of SFAS 133, which was revised during June 1999 to be implemented no later than January 1, 2001.

                             COAL INDUSTRY OVERVIEW

DEMAND FOR COAL

     Growing Domestic Consumption. Over the last two decades, total coal consumption in the United States has increased at an average annual rate of 2.5% from approximately 625 million tons in 1978 to over 1 billion tons in 1998. The growth in the demand for coal has coincided with a similar growth in the electric utility industry, which in 1998 accounted for 90% of domestic coal consumption. We believe this growth in domestic coal consumption will continue because of:

     - Demand for electricity will continue to increase as the economy continues to grow. Electricity production by domestic utilities increased 46% from 1978 through 1998. Over that same period, demand for coal increased 66%. In 1998, coal combustion accounted for 56% of the electricity generated by domestic electric utilities. We believe that much of the projected increase in demand for electricity will be supplied by existing coal-fired plants because they possess excess capacity which can be utilized at low incremental costs. According to Resource Data International, domestic coal-fired generating plants currently run at 68% of capacity on average. The optimal sustainable capacity utilization over time is approximately 80% for a typical plant. We believe utilities with coal-fired power plants will seek to meet the increased demand for electricity by using available capacity at those coal-fired plants rather than by building new plants.

     - Deregulation of electric utility markets will increase demand for coal. The electric utility industry in the United States has undergone deregulation at the wholesale, generation and transmission levels, and numerous states have initiated plans for deregulation at the retail level. We believe the resulting competition and market-based pricing will cause power companies to utilize generating plants with low fuel costs. We believe this will cause utilities to consume more coal because electricity generated from existing coal-fired plants is generally less expensive than electricity generated from readily available alternatives, including natural gas-fired plants.

     - As nuclear power plants are retired, existing coal-fired plants will replace a large part of the retired nuclear capacity. After experiencing growth in the mid-1990s, electricity generation from nuclear plants has leveled off in recent years. In 1998, generating plants using nuclear fuel accounted for approximately 21% of the electricity generated in the United States. We believe that electricity generation from nuclear plants will decline over the next 15 years because a number of nuclear plants are likely to be retired during that period as their operating licenses are not renewed. We believe that excess capacity at existing coal-fired plants will be used to replace a large part of the retired nuclear capacity.

     - Coal prices are lower and more stable than natural gas prices. The market price of natural gas has historically been significantly higher and more volatile than the market price of coal. In 1998, natural gas accounted for only approximately 10% of the electricity generated by domestic utilities. Notwithstanding the higher and more volatile price of gas, most new construction power plants are likely to be natural gas-fired because the construction costs are significantly less expensive than for coal-fired plants. However, we believe that higher prices and volatility will continue to make natural gas a less attractive energy source than coal for many utilities, particularly for baseload generation.

     - Demand for our medium- and high-sulfur coal production will continue. According to Resource Data International, in 1998, approximately 36% of all the coal delivered to domestic electric utilities, or 331 million tons of coal, was supplied to generating plants with scrubbers installed in at least one of their units. Over 90% of our current medium- and high-sulfur coal production is shipped to customers who operate power plants in which some or all of the generating units have scrubbers installed. Although the Clean Air Act emission requirements may cause a general shift in demand toward lower sulfur coal, we believe that we will experience continued demand for our medium- and high-sulfur coal for use in these scrubbed plants.

     Impact of the Clean Air Act. The Clean Air Act indirectly affects the coal industry by limiting emissions of various air contaminants from coal-fired power plants. The most significant of these contaminants are sulfur dioxide (SO(2)) and nitrogen oxides (NO(x)). Other pollutants of concern are particulate matter, some toxic metals, including mercury, and dioxins.

     The amount of SO(2) produced by a power plant depends on the chemical composition and sulfur content of the coal burned as fuel. High-sulfur coal produces larger amounts of SO(2) when burned compared to low-sulfur coal. The 1990 Clean Air Act Amendments implemented a two-phase process to reduce SO(2) emissions. Phase I began in 1995, and Phase II will require further emission reductions in the year 2000. Coal-fueled utilities may meet these standards by:

     - burning lower sulfur coal, either exclusively or mixed with higher sulfur coal;

     - installing pollution control devices such as scrubbers which reduce the emissions from high-sulfur coal;


     - reducing electricity generating levels; or


     - purchasing and utilizing emission allowances.

     Utilities earn emission credits by burning coal with a sulfur content below the compliance requirements. There is an active market in buying and selling sulfur emission allowances. As a result, utilities can purchase credits which allow them to burn coal with a sulfur content higher than the compliance requirements.

     The amount of NO(x) produced by a power plant depends on the composition and energy content of the fuel burned and the nature of the combustion equipment employed. As a result of Clean Air Act programs designed to achieve ambient air quality standards for ozone, the Environmental Protection Agency and the states are requiring substantial reductions in NO(x) emissions from existing coal-fired power plants over the next 3-10 years. It is likely that these requirements will make it more expensive for these power plants to continue to burn coal. Some plants may consider shifting to other sources of energy.

     We do not believe that the Clean Air Act Amendments will significantly affect the demand for the varieties of coal we produce and sell. Demand for low-sulfur coal has grown substantially in recent years and may continue to increase as many coal-fired plants increase the amount of lower sulfur coal they burn in order to comply with the more stringent Phase II emission requirements which go into effect next year. In addition, we believe demand for medium- and high-sulfur coal will also remain strong as many coal-fired power plants continue to burn medium- and high-sulfur coal, either exclusively or mixed with lower sulfur coal, for the following principal reasons:

     - the geographic proximity of many of our customers' coal-fired power plants to medium- and high-sulfur coal reserves makes the associated transportation costs substantially lower than the costs associated with shipping lower sulfur coal over greater distances; and


     - the current use and additional installation of scrubbing equipment by some power plant operators to reduce emissions, which will allow them to burn medium- and high-sulfur coal in compliance with the Clean Air Act.


GENERATION OF ELECTRICITY

     Coal is the predominant fuel used in the generation of electricity. Over the past 20 years, the electric utility industry has increased its coal consumption from 481 million tons per year in 1978 to 912 million tons in 1998. Coal's share of the fuel market for electricity generation has risen from 44% to 56% during that period. The increase in coal consumption began with a shift in attitudes toward fuel supply security following the Arab oil embargoes during the 1970s.

     The following table shows fuel source comparisons for the generation of electricity by electric utilities in terms of kilowatts generated for the years 1995 through 1998:

                  DOMESTIC ELECTRICITY FUEL SOURCES COMPARISON

                                                      1995    1996    1997    1998 (EST.)
                                                      ----    ----    ----    -----------
Coal................................................    55%     56%     57%        56%
Nuclear.............................................    22      22      20         21
Hydro...............................................    10      11      11         10
Natural Gas.........................................    10       9       9         10
Other...............................................     3       2       3          3
                                                      ----    ----    ----        ---
          Total.....................................   100%    100%    100%       100%
                                                      ====    ====    ====        ===

---------------

Source: Department of Energy, Energy Information Administration Monthly Energy
        Review, March 1999.

     Coal consumption has continued to increase because coal-fired electricity generation is less expensive, on average, than generation from natural gas or nuclear power. Hydroelectric power is less expensive than coal, but its growth potential is limited due to a lack of suitable new dam sites. Resource Data International expects generators of electricity to increase their demand for coal as demand for electricity increases. Because coal-fired generation is used in most cases to meet baseload requirements, coal consumption has generally grown at the pace of growth in demand for electricity. For power generators, daily demand for electricity is categorized as either baseload demand or peak demand. Baseload demand is the amount of power that is consistently required 24 hours per day. Peak demand is the maximum amount of power that is required in a 24-hour period.

     The following table shows a comparison of the average production costs of electricity for each primary fuel for each of the years set forth below:

              AVERAGE PRODUCTION COSTS FOR U.S. ELECTRIC UTILITIES

                                                             $/MEGAWATT HOUR
                                                  --------------------------------------
                                                   1995     1996     1997    1998 (EST.)
                                                  ------   ------   ------   -----------
Coal............................................  $19.26   $18.82   $18.40     $17.31
Natural Gas.....................................   27.69    34.03    35.63      30.68
Nuclear.........................................   19.84    19.15    19.85      18.44
Hydro...........................................    6.63     6.03     5.82       6.44

---------------

Source: Resource Data International, April 20, 1999.

COAL IMPORTS AND EXPORTS

     Coal imports into the United States represent a small percentage of the total U.S. market for coal. In 1998, total consumption of coal in the United States was 1,016 million tons while imports of coal were 9 million tons, or approximately 1%. The largest exporter of coal to the United States was Colombia with 3 million tons in 1997. Imported coal typically competes only in coastal markets in the eastern United States.

     The Energy Information Administration estimates that the United States exported 77 million tons of coal in 1998, or 7% of total domestic production of 1,110 million tons. Metallurgical coal, used in steel making, historically has been the principal type of coal exported from the United States. In 1998, an estimated 63% of the coal exported was metallurgical coal. Coal exports have steadily declined since 1981 when export volumes reached an all-time high of 113 million tons. Export volumes have declined as the metallurgical coal market has softened due to competition from lower cost foreign producers. The remainder of the export coal was used for the generation of electricity, cement making and other industrial processes. In 1997, the three largest export purchasers of U.S. coal were Canada, Japan, and Brazil.

COAL PRODUCTION

     Domestic coal production in 1998 is estimated by Energy Information Administration to have been a record 1,110 million tons. Domestic coal producers have significantly improved the efficiency of their operations over the last decade. Production in the U.S. increased 8% from 1990 to 1998, while the number of operating mines declined approximately 49% during the same period. This reflects the shift in domestic production from smaller, high-cost operations to larger, technologically advanced, lower-cost operations.

     This shift has been accompanied by significant consolidation. In most cases, coal operations were sold by oil, steel and utility companies that viewed these businesses as non-core assets. The ten largest producers in 1988 accounted for 37% of total domestic coal production, while the ten largest producers in 1998 accounted for 61% of total domestic coal production. Major coal producers have pursued acquisitions, creating consolidation, for one or more of the following reasons:

     - to increase economies of scale;

     - to reduce capital costs;

     - to utilize management or technical expertise at underperforming operations;

     - to acquire attractive long-term contracts;

     - to diversify their asset and customer bases;

     - to increase their presence in a particular coal-producing region; or

     - to enter new markets.

     The following table shows principal U.S. coal production statistics for the period 1990 to 1998:

                        U.S. COAL PRODUCTION STATISTICS

CATEGORY                          1990      1991      1992      1993      1994      1995      1996      1997     1998(EST.)
--------                         -------   -------   -------   -------   -------   -------   -------   -------   ----------
Total Tons (in millions).......  1,029.1     996.0     997.5     945.4   1,033.5   1,033.0   1,063.9   1,089.9    1,109.8
Percentage of Total Tons
  Underground..................     41.3%     40.9%     40.8%     37.1%     38.6%     38.4%     38.5%     38.6%      38.6%
  Surface......................     58.7%     59.1%     59.2%     62.9%     61.4%     61.6%     61.5%     61.4%      61.4%
Number of Mines
  Total........................    3,430     3,022     2,746     2,475     2,354     2,104     1,903     1,828      1,750
  Underground..................    1,690     1,489     1,354     1,196     1,143       977       885       874        860
  Surface......................    1,740     1,533     1,392     1,279     1,211     1,127     1,018       954        890
Number of Mine Employees
  Total........................  131,306   120,602   110,196   101,322    97,500    90,252    83,462    81,516     80,000
  Underground..................   84,154    78,050    70,907    64,604    61,652    57,879    53,796    52,487     51,000
  Surface......................   47,152    42,552    39,289    36,718    35,938    32,373    29,666    29,029     29,000
Average Production Per Mine (in
  thousands of tons)
  Total........................      300       330       363       382       439       491       559       596        634
  Underground..................      251       273       301       293       349       406       463       481        498
  Surface......................      347       384       424       465       524       565       642       701        766

---------------

Source: Energy Information Administration/National Mining Association

COAL TYPES

     The four basic types of coal are lignite, subbituminous, bituminous and anthracite. Heat value is commonly measured in British Thermal Units or "Btus." Coal is also generally classified as "steam" coal or "metallurgical" coal. Steam coal is used by utilities for electricity generation and by industrial entities to produce steam, electricity, or both. Metallurgical coal is converted to coke, which is used in the production of molten iron or in foundries to heat metal. All types of coal may be used as steam coal. Only bituminous coals that satisfy particular characteristics qualify for use as metallurgical coal.

     - Lignite Coal. Lignite coal is a brownish-black coal with a heat content that generally ranges from 3,500 to 8,300 Btus per pound. Major lignite operations are located in Texas, North Dakota, Montana and Louisiana. Lignite coal is used almost exclusively in power plants adjacent to mines because the addition of any transportation costs to the mining costs would exceed the price a customer would pay for this low-heat content coal.

     - Subbituminous Coal. Subbituminous coal is a "soft" black coal with a heat content that ranges from approximately 8,300 to 10,500 Btus per pound. Most subbituminous reserves are found in Montana, Wyoming, Colorado, New Mexico, Washington and Alaska. Subbituminous coal is used primarily by electric utilities and some industrial consumers.

     - Bituminous Coal. Bituminous coal is a "soft" black coal with a heat content that ranges from 10,500 to 14,000 Btus per pound. This coal is found in the Appalachia area, the Midwest, Colorado and Utah, and is the type most commonly used for electric power generation in the United States. Bituminous coal is used by electric utility and industrial users to generate steam, and as a feedstock to produce coke. Coal used in metallurgical processes has characteristics that facilitate coke production.

     - Anthracite Coal. Anthracite coal is a "hard" black coal with a heat content as high as 15,000 Btus per pound. Anthracite deposits are found primarily in eastern Pennsylvania, and are used primarily for utility, industrial and home heating purposes.

COAL QUALITIES

     The primary factors considered in determining the value and marketability of steam coal include heat content, sulfur content, and the percentage of ash, moisture and volatile matter. Most coal supply contracts require that these factors must fall within a specified range.

     - Heat or Btu content. The heat content is the amount of energy contained in a given weight of coal. Coal is used to produce steam which drives turbines to generate electricity. The capacity of a steam boiler is limited by the amount of coal it can burn. High heat content coal allows for more efficient use of boiler capacity. The operators of coal-fired generating plants frequently blend coals with varying heat contents to optimize their fuel efficiencies.

     - Sulfur. Coal is commonly described with reference to its sulfur content because environmental regulations dictate allowable sulfur dioxide emissions when coal is burned. These emissions are measured on a percentage basis or in terms of pounds per million Btu. Compliance coal meets or exceeds the requirements of Phase I and the prospective requirements of Phase II of the Clean Air Act Amendments. For purposes of the Clean Air Act, compliance coal is coal with a sulfur content of up to
       1.2 pounds of sulfur dioxide per million Btus. Compliance coal is desirable for some utility consumers because they can burn it without blending and earn sulfur emission credits or blend it with higher-sulfur, non-compliance coal even under Phase II requirements without having to install scrubbers.

     - Ash. Ash is a non-combustible material contained in coal, which diminishes the heating value. Since it is non-combustible, it is a waste product of the combustion process and must be disposed afterwards. Electric utilities typically require coal with an ash content ranging from 4% to 17%, depending on individual power plant specifications. While the ash content of raw coal typically exceeds these specifications, the ash content can be reduced at a coal preparation plant.

     - Moisture Content. Moisture also diminishes the heating value of coal. Like ash, a high percentage of moisture increases the weight of the coal, making it more expensive to transport, and causes handling difficulties. Moisture can be removed through thermal drying or mechanical processes. The moisture content of coal varies by the type of coal and the region where it is mined.

     - Volatile Matter. Volatile matter is combustible matter that vaporizes easily during combustion. It is important for electric utilities because most utility power plant boilers are designed to burn coal having a medium to high percentage of volatile matter.

COAL REGIONS

     The United States has the world's largest reserve base with approximately 24% of the world's coal reserves. The majority of U.S. coal production comes from the Appalachia, the Interior or the Western regions of the country.
                                      LOGO

  Appalachia Region

     - Northern Appalachia. Northern Appalachia includes Maryland, Ohio, Pennsylvania and northern West Virginia. Coal from this region generally has a high heat content (12,000-13,000 Btus per pound of coal). However, its sulfur content (1.5%-2.5%) generally does not meet the Phase II requirements. Production in the region was approximately 158 million tons in 1998, up from 155 million tons in 1997. In 1998, 125 million tons were sold to electric utilities.

     - Central Appalachia. Central Appalachia includes eastern Kentucky, Virginia and southern West Virginia. Coal from this region generally has a low-sulfur content (0.7%-1.5%) and a high heat content (12,000-13,500 Btus per pound of coal). Much of this coal complies with Phase II requirements. Production in central Appalachia was 278 million tons in 1998 compared with 287 million tons in 1997. In 1998, 177 million tons produced in Central Appalachia were sold to electric utilities principally in the southeast United States.

     - Southern Appalachia. Southern Appalachia includes Alabama and Tennessee. Coal from this region also has a low-sulfur content (0.7%-1.5%) and a high heat content (12,000-13,000 Btus per pound of coal). Much of this coal complies with Phase II requirements. Production in the region was approximately 24 million tons in 1998, compared to 25 million tons in 1997. In 1998, 17 million tons were sold to electric utilities.

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

  Interior Region

     - Illinois Basin. The Illinois Basin includes Illinois, Indiana and western Kentucky. Coal from this region varies in heat content (10,000-12,500 Btus per pound of coal) and has a high-sulfur content (2.5%-3.5%). Generally, Illinois Basin coal does not satisfy the Phase II standards. However, Illinois Basin coal can be burned in plants equipped with scrubbers, blended with low-sulfur coal or burned by plants with SO(2) emission credits. Production in the basin was 111 million tons in 1998 and 112 million tons in 1997. In 1998, 98 million tons were sold to electric utilities.

  Western Region

     - Rocky Mountains. The Rocky Mountain region consists primarily of Colorado and Utah. The coal from this region has a low-sulfur content (0.4%-0.6%) and varies in heat content (10,500-12,800 Btus per pound of coal). Most of this coal complies with Phase II standards. Production in the region was approximately 55 million tons in 1998, compared to 53 million tons in 1997. In 1998, 41 million tons were sold to electric utilities.

     - Powder River Basin. The Powder River Basin consists mainly of southeastern Montana and northeastern Wyoming. This coal has a very low-sulfur content (0.25% to 0.65%), a low-heat content (8,000-9,200 Btus per pound of coal) and is very high in moisture content (20%-35%). Most of this coal complies with the Phase II standards, but many utilities cannot burn it without reducing the capacity of their plants, unless it is blended with higher Btu coal. Production in 1998 was 340 million tons compared with 305 million tons in 1997. In 1998, 331 million tons were sold to electric utilities throughout the country.

     The following table presents U.S. coal production by region for the six-year period 1993 through 1998:

                                1993     1994      1995      1996      1997     1998 (EST.)
                                -----   -------   -------   -------   -------   -----------
                                                    (TONS IN MILLIONS)
Appalachia....................  409.7     445.4     434.9     451.9     467.8       468.0
Interior......................  167.2     179.9     168.5     172.8     170.8       165.0
Western.......................  368.5     408.3     429.6     439.1     451.3       480.0
                                -----   -------   -------   -------   -------     -------
          Total...............  945.4   1,033.6   1,033.0   1,063.8   1,089.9     1,113.0
                                =====   =======   =======   =======   =======     =======

---------------

Source: National Mining Association

MINING METHODS

     Coal is mined using either surface or underground methods. The method used depends upon several factors, including the proximity of the target coal seam to the earth's surface, and the geology of the surrounding area. Underground mining methods typically are used for deeper seams. In 1998, surface mining accounted for approximately 61% of total U.S. coal production, with underground mining account for the balance of production.

  Underground Mining Methods

     - Continuous Mining. Continuous mining is a form of room and pillar mining that uses remote-controlled continuous miners to cut a network of interconnected passages as high as the coal seam. Roof bolters stabilize the mine roof and pillars are left to provide overall roof support. As a result of significant technological advances, this mining method has become the most common method of deep mining. Room and pillar mining is used as a primary recovery method in smaller mines and for developing a network of panels for longwall mining. Typically, the coal is loaded onto shuttle cars which transport the coal to a conveyor belt or rail cars for transport to the surface. The efficiency of continuous mining can be enhanced through use of "synchronized" mining. Synchronized mining entails the operation of continuous miners in pairs to minimize down time.

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

     - Longwall Mining. Longwall mining is more efficient than room and pillar mining, but it is more expensive to install and can only be used if the geologic conditions of the coal seam are suitable. Longwall mining uses powerful hydraulic jacks, varying from four feet to 12 feet in height, to support the roof of the mine while mobile shearing machines extract the coal. A chain conveyor then moves the coal from the working face to a high capacity mine belt system for delivery to the surface. The longwall machine generally cuts blocks of coal, referred to as longwall panels, that have a width of up to 900 feet and a length of up to 11,000 feet. Longwall mining is a low-cost, high-output method of deep mining that results in the recovery of approximately 60% of coal reserves.

  Surface Mining Methods

     Surface mining consists of the following operations: removal of the covering layer of rock and soil, called overburden, extraction of the coal using power shovels, which load the coal into trucks to transport the coal from the "pit," backfilling the excavation with earth, and restoring the site to its approximate original vegetation and appearance. In smaller surface mines, bulldozers and front-end loaders are often used to remove overburden. Front-end loaders can also be used to load coal.

COAL PREPARATION

     Depending on coal quality and customer requirements, raw coal may be shipped directly from the mine to the customer or upgraded in a coal preparation plant. Most raw coal requires processing in a preparation plant to meet customer specifications. Preparation plants size coal, wash it in a water solution, remove waste materials and separate coal into grades. This processing increases the quality and heat content of the coal, and ultimately the value, by reducing sulfur, ash and moisture content. However, this process results in additional expense and the loss of some coal. Coals of various quality can be mixed or "blended" at a preparation plant or loading facility to meet specific customer requirements. Coal blending can increase profit margins by reducing the cost of meeting quality specifications for individual customer contracts.

COAL PRICES

     Coal prices vary dramatically among coals and are affected primarily by the required coal quality specifications, marginal cost of production and transportation costs to the customer.

     The following table summarizes average yearly open market steam coal prices for the generation of electricity for selected regions:

                                                                                                      AVERAGE DOLLARS PER TON
                                             BTU/                         POUNDS SO(2)/            ------------------------------
                                           POUNDS(1)                      MILLION BTU(1)            1996      1997     1998(EST.)
                                -------------------------------    ----------------------------    ------    ------    ----------
Appalachia Region

Central Appalachia              greater than or equal to 12,500       less than or equal to 1.2    $26.35    $25.01      $26.93
                                greater than or equal to 12,500                      1.21 - 1.7     25.46     24.89       25.84
                                greater than or equal to 12,500                      1.71 - 2.5     24.62     23.92       24.63
                                               less than 12,500       less than or equal to 1.2     22.31     23.22       24.77
                                               less than 12,500                      1.21 - 1.7     21.77     22.85       23.31
                                               less than 12,500                      1.71 - 2.5     21.20     21.24       22.99

Southern Appalachia             greater than or equal to 12,000                      1.21 - 2.5     25.93     26.68       26.86
                                               less than 12,000       less than or equal to 1.2     27.36     27.81       23.53
                                               less than 12,000                      1.21 - 2.5     25.06     23.72       22.08

Northeastern Appalachia         greater than or equal to 12,750                      1.21 - 2.5     25.98     25.83       24.52
                                greater than or equal to 12,750                greater than 2.5     22.91     24.12       23.20
                                               less than 12,750                greater than 2.5     22.14     22.07       21.64

Interior Region

Illinois Basin                  greater than or equal to 11,000                      1.21 - 2.5     23.34     22.73       22.48
                                greater than or equal to 11,000                greater than 2.5     19.55     19.69       20.47
                                               less than 11,000                greater than 2.5     17.50     18.89       18.26

Western Region

Southern Powder River Basin      greater than or equal to 8,600       less than or equal to 1.2      4.27      4.04        4.40
                                                less than 8,600       less than or equal to 1.2      3.23      3.25        3.30

Northern Powder River Basin      greater than or equal to 8,800       less than or equal to 1.2      6.24      6.14        6.73
                                                less than 8,800       less than or equal to 1.2      4.33      4.32        5.41

Rockies -- Colorado             greater than or equal to 11,500    greater than or equal to 1.2     13.44     14.48       15.88
                                               less than 11,500       less than or equal to 1.2     11.36     11.92       12.51

Rockies -- Utah                 greater than or equal to 11,500       less than or equal to 1.2     15.40     16.45       16.65
                                               less than 11,500       less than or equal to 1.2     14.47     15.36       15.96

---------------

Source: Resource Data International Inc., Outlook for Coal, Winter 1998-1999.

(1) Average Btu/lb and lb SO(2)/MMBtu for spot coals in each quality category over the 1996-1998 period.

TRANSPORTATION

     Coal for domestic consumption generally is sold at the mine and transportation costs are normally borne by the purchaser. Coal for electricity generation is purchased on the basis of its delivered cost per million Btus. Most utilities arrange long-term shipping contracts with rail, barge or truck companies to assure stable transportation costs.

     Transportation is often a large component of the delivered cost of coal. Although the customer pays the freight, transportation cost is still important to coal mining companies because the customer may choose a supplier largely based on the cost of transportation. According to Resource Data International, in 1998, transportation costs represented 57% of the overall delivered cost of coal produced in the western United States, 24% in the eastern United States and 19% in the midwestern United States.

     According to the National Mining Association, in 1997 approximately 77% of all domestically produced coal was shipped by rail or barge. Trucks and overland conveyors are used to haul coal over shorter distances. Ships transport coal to export markets. Railroads move more coal than any other commodity, and in 1997 coal accounted for 22% of total U.S. rail freight revenue and 45% of total rail freight tonnage.

DEREGULATION OF THE ELECTRIC UTILITY INDUSTRY

     In October 1992, the National Energy Policy Act went into effect, giving both utility and non-utility power generators access to the electricity transmission system. In April 1996, the Federal Energy

Regulatory Commission issued orders establishing rules which encouraged competition among power generators by providing for open access to the electricity transmission system and enabling power generators to have access to a much broader national market. While broad deregulation legislation is still being considered at the federal level, a number of states have undertaken significant deregulation initiatives which would provide for greater competition among power generators. Deregulation of the electric utility industry, if and where implemented, would enable industrial, commercial and residential customers to shop for the lowest cost supply of power. This fundamental change in the industry is expected to compel electric utilities to be more aggressive in developing and defending market share, to be more focused on their cost and pricing structure and to be more flexible in reacting to changes in the market.

     Federal deregulation of the electricity industry at the wholesale level combined with the opening of the transmission system has had a substantial impact on the market for wholesale power. An active electricity futures trading market has developed and there has been considerable activity in the sale of electricity generating assets in the last several years. This has generally been in response to mandates by state public utility regulatory commissions for electricity utilities to "unbundle" generation of power from their distribution and transmission activities. For the period from January 1997 through March 1999, according to Cambridge Energy Research Associates, a total of 59 power generation sale transactions have been completed totaling an aggregate sale amount of $22.9 billion and 28% of the total generating capacity sold during this period has been coal-fired capacity.

     Recent sale transactions of existing coal-fired power plants have demonstrated that buyers have attributed a high value to these plants. According to data from Cambridge Energy Research Associates, Resource Data International and Utility Data Institute, coal-fired power plants sold since 1997 averaged a price per kilowatt of capacity of $665 versus $240 per kilowatt for gas-fired plants and $113 per kilowatt for nuclear plants. We believe that the higher price per kilowatt for coal-fired plants versus gas-fired and nuclear plants reflects the view by buyers that the coal-fired plants, even after complying with the mandates of the Clean Air Act and environmental requirements of electric utility deregulation legislation, will have lower fuel and operating costs per kilowatt hour of power than other fossil fuel and nuclear plants. We also believe that the higher purchase price reflects confidence that these plants will have long operating lives in a market for coal-fired power plants that previously has not existed.

     We believe that the move toward a competitive market for electricity should prove beneficial to coal demand. According to Resource Data International, 22 of the 25 lowest cost baseload electric generating stations are coal fired. As deregulation occurs and competition among generators increases, electricity generators will become increasingly sensitive to fuel costs because these costs typically represent about 78% of the variable cost of generating electricity from fossil fuels.

                                    BUSINESS

     We are a union-free, diversified producer and marketer of steam coal to major United States electric utilities and industrial corporations. We began mining operations in 1971 with the purchase of the Dotiki mining complex in the Illinois Basin mining region in western Kentucky. Since then, over the past 28 years, we have constructed three new mining complexes, acquired two existing mining complexes and are currently developing a new mining complex from which we expect to begin production in the fall of 2000. We are the eighth largest coal producer in the eastern United States. At March 31, 1999, we had approximately 407 million tons of reserves. In 1998, we produced 13.4 million tons of coal and sold 15.1 million tons of coal.

BUSINESS STRATEGY

     Our business strategy is to increase our profitability and to maximize our distributions to unitholders by:

     - Continuing to make productivity improvements in order to be a low-cost producer in each region in which we operate. We are continually working to improve our mining methods and the efficiency of our operations in an effort to reduce our production costs. We believe that the deregulation of the electric utility industry will cause utilities to become more aggressive in seeking low cost supplies of coal. Accordingly, we believe that our focus on lowering our production costs will enable us to bid more successfully for contracts and to increase our profitability.

     - Offering our customers a broad range of coal qualities, transportation alternatives and customized services. Some utilities will operate scrubbed generating units, which can burn high-sulfur coal, and unscrubbed generating units, which require low-sulfur coal, at the same power plant. We believe it is important to produce coals with a broad range of qualities to satisfy customer demand. In addition, we also work with customers to provide customized additional services, such as scrubber sludge removal and alternative transportation arrangements, to meet particular needs.

     - Extending the lives of our mines through the development of currently undeveloped coal reserves using our existing infrastructure. We expect to be able to extend production from our existing reserves. As we secure additional coal supply contracts, we believe we will be able to expand existing mines or develop new mines on our existing properties. In addition, we believe favorable geological conditions will allow us to begin using a longwall miner, the most efficient underground mining technique currently available, at a second mining complex. The longwall mining method is described under "Coal Industry Overview -- Mining Methods."

     - Developing new mining complexes in locations with attractive market conditions. We have recently initiated plans to construct a new mining complex in Gibson County, Indiana. We entered into a contract with PSI Energy, Inc. a subsidiary of Cinergy, in June 1999 to supply low-sulfur coal to the unscrubbed generating units at Gibson Generating Station in Gibson County, Indiana. We anticipate that production from this mine will commence in the fall of 2000.

     - Engaging in strategic acquisitions of mining operations and reserves. When attractive opportunities exist, we intend to acquire coal reserves and mining operations that are adjacent or otherwise complementary to our existing operations. In May 1999, we exercised an option to acquire approximately 14.6 million tons of reserves in Grant and Tucker Counties in West Virginia in accordance with the mining plan at our Mettiki mining complex. We will continue to acquire additional reserves at or adjacent to existing producing mines in order to replace reserves on a cost-efficient basis.

     - Developing strategic relationships to take advantage of opportunities created by the deregulation of the electric utility industry. We believe the deregulation of the electric industry will offer the opportunity to enter into strategic relationships with some utility customers. In addition to supplying coal, we may coordinate transportation alternatives and provide other customized services. Using these successful relationships, we believe we will have the opportunity to supply our utility customers with an increasing portion of their aggregate coal requirements.

COMPETITIVE STRENGTHS

     We believe we are in a strong position to successfully execute our business strategy due to the following competitive strengths:

     - We are a proven operator with a track record of steady growth. Over the past five years, we have successfully grown our operations by increasing our total coal production from 8.5 million tons in 1994 to 13.4 million tons in 1998. Over the same period, our earnings before interest, income taxes, depreciation, depletion and amortization has increased from $45.7 million in 1994 to $52.5 million in 1998. Earnings before interest, income taxes, depreciation, depletion and amortization is presented to provide additional information related to our ability to service debts and pay the minimum quarterly distribution and should not be interpreted as an alternative measure of operating results or cash flow from operations.

     - We have successfully increased our productivity. From 1994 through 1998, we have achieved a 7% compound annual growth rate in our productivity, measured in tons produced per man hour. This resulted in a 16% reduction of the cost per ton of the coal we sold during this period. Our improved productivity is primarily a result of improvements in mining methods, prior capital expenditures, increased operational expertise and favorable geological conditions. We believe our cost competitiveness gives us an advantage in winning contracts and increases the profitability of these contracts.

     - We have an attractive portfolio of long-term contracts. In 1998, approximately 75% of our sales tonnage was sold under long-term contracts with maturities extending through 2010, generally at market prices. Of the 97.5 million tons of coal committed under our significant long-term contracts as of June 30, 1999, a majority is committed under long-term contracts with electric utilities with investment grade credit ratings. Accordingly, unlike some other coal companies, we do not have a large portfolio of long-term contracts with above-market prices that will be difficult to match as those contracts expire. We believe that our domestic utility customers are among the most efficient electricity producers in the country and should be in a strong competitive position as the electric utility industry deregulates. In addition, many of our domestic utility customers operate power plants with scrubbed generating units that burn medium- and high-sulfur coal. Medium- and high-sulfur coal make up approximately 64.7% of our total volumes committed under our significant long-term contracts.

     - We possess substantial long-lived reserves with adjacent expansion opportunities. Our total proven and probable reserves at March 31, 1999 were estimated to be approximately 407 million tons. This includes approximately 142.0 million tons of undeveloped reserves in Gibson County, Indiana, approximately one-third of which are low-sulfur coal. We believe that we control adequate reserves to implement our currently contemplated mining plans. In addition, there are substantial reserves on adjacent properties that we intend to acquire or lease as our mining operations approach these areas. We believe that we are the most logical buyer for these properties because of our nearby operations and that we will be able to buy most of these properties on attractive terms.

     - Our mining operations are strategically located. Our mining operations are located near many of the major utility generating plants and on or near the coal hauling railroads in the eastern United States. Transportation costs, which are generally incurred directly by a customer, can represent a significant portion of that customer's total delivered cost of coal. Accordingly, the availability and cost of transportation significantly impacts the marketability of coal. We believe our strategic geographic location gives us a transportation cost advantage compared to many of our competitors.

     - We produce and sell a wide variety of coals to several geographic regions. Our product diversity allows us to participate in the major segments of the eastern United States coal markets while limiting our exposure to a downturn in any single market segment. In 1998, our production was approximately 18% low-sulfur coal, 23% medium-sulfur coal and 59% high-sulfur coal. In addition, our coal generally has a relatively high heat content for the regions in which it is produced, and as a result, sells at a premium price.

     - We have a strong management team with a successful record of developing and acquiring coal properties. Our senior management team has been with us for an average of 18 years. This management team has been responsible for the successful construction of three new mining complexes and the acquisition of two existing mining complexes. Most recently, we acquired the Hopkins County Coal mining complex in 1998 and have successfully integrated it into our Illinois Basin operations on schedule and in accordance with our business plan.

COAL RESERVES

     As of March 31, 1999, we had approximately 407 million tons of coal reserves. All of the estimates of reserves which are presented in this prospectus are of proven and probable reserves. Proven and probable reserves are reserves that we can economically produce using current extraction technology from acreage we own, lease or have an option to purchase or lease. We have included a more complete definition of these terms in our glossary.

     The following table sets forth production data and reserve information, as of March 31, 1999, about each of our mining complexes.

                                                                                      TYPICAL CLEAN COAL
                                                                                           QUALITY
                                                                                  --------------------------
                                                                        1998         HEAT
                                                                     PRODUCTION    CONTENT
                                                                     (MILLIONS      (BTUS      SULFUR   ASH
OPERATIONS                       LOCATION               MINE TYPE     OF TONS)    PER POUND)    (%)     (%)
----------                       --------               ---------    ----------   ----------   ------   ----

Illinois Basin
 Dotiki                Webster County, KY              Underground       3.5        12,500      2.9      8.1
 Pattiki               White County, IL                Underground       2.1        11,700      3.0      7.9
 Hopkins County Coal   Hopkins County, KY              Surface/
                                                       Underground       2.3        11,300      3.2     12.4
 Gibson County
   (North)             Gibson County, IN               Underground        --        11,600      1.0      7.0
 Gibson County
   (South)             Gibson County, IN               Underground        --        11,600      2.1       NA
                                                                        ----
       Region Total                                                      7.9
                                                                        ----
East Kentucky
 Pontiki/Excel         Martin County, KY               Underground       1.6        12,800      0.7      6.7
 MC Mining             Pike County, KY                 Underground       0.9        12,800      0.7      7.2
                                                                        ----
       Region Total                                                      2.5
                                                                        ----
Maryland
 Mettiki               Garrett County, MD,             Underground       3.0        13,000      1.6     10.0
                       Grant County, WV
                       and Tucker County, WV
                                                                        ----
       Total                                                            13.4
                                                                        ====
       % of Total


                             PROVEN AND PROBABLE RESERVES
                       -----------------------------------------

                          LOW       MEDIUM       HIGH
OPERATIONS             SULFUR(1)   SULFUR(1)   SULFUR(1)   TOTAL
----------             ---------   ---------   ---------   -----
                              (TONS IN MILLIONS)
Illinois Basin
 Dotiki                     --          --        53.0      53.0
 Pattiki                    --          --        72.7      72.7
 Hopkins County Coal
                            --          --        39.7      39.7
 Gibson County
   (North)                37.8          --          --      37.8
 Gibson County
   (South)                10.9        44.1        49.2     104.2
                         -----       -----       -----     -----
       Region Total       48.7        44.1       214.6     307.4
                         -----       -----       -----     -----
East Kentucky
 Pontiki/Excel            28.7(2)       --          --      28.7(2)
 MC Mining                24.8          --          --      24.8
                         -----       -----       -----     -----
       Region Total       53.5          --          --      53.5
                         -----                             -----
Maryland
 Mettiki                    --        46.5          --      46.5
                         -----       -----       -----     -----
       Total             102.2        90.6       214.6     407.4
                         =====       =====       =====     =====
       % of Total         25.1%       22.2%       52.7%    100.0%
                         =====       =====       =====     =====

---------------

(1) We classify low-sulfur coal as coal with a sulfur content of less than 1%, medium-sulfur coal as coal with a sulfur content between 1% and 2% and high-sulfur coal as coal with a sulfur content of greater than 2%.

(2) Includes 1.3 million tons of low-sulfur reserves at our inactive Toptiki mine. See "Mining Operations and Production -- East Kentucky
    Operations -- Toptiki."

     Our reserve estimates are prepared from geological data assembled and analyzed by our staff of geologists and engineers. This data is obtained through our extensive, ongoing exploration drilling and in-mine channel sampling programs. Reserve estimates will change from time to time in reflection of mining activities, analysis of new engineering and geological data, acquisition or divestment of reserve holdings, modification of mining plans or mining methods and other factors. Weir International Mining Consultants, an independent mining and geological consultant, has audited our estimates of our coal reserves. The audit included a review of reserve base maps, data from drill holes, our reserve calculation methodology and assumptions and available quality trend maps. See Appendix E, "Coal Reserve Audit Summary Report of Weir International Mining Consultants."

     We estimate that approximately 73 million tons of our reserves, or approximately 71% of our low-sulfur reserves and 18% of our reserves at March 31, 1999, meet compliance standards for Phase II of the Clean Air Act Amendments. Compliance coal consists of coal that emits less than 1.2 pounds of SO(2) per million Btu.

     We lease almost all of our reserves and generally have the right to maintain the lease in force until the exhaustion of minable and merchantable coal located within the leased premises or a larger coal reserve area. These leases provide for royalties to be paid to the lessor at a fixed amount per ton or as a percentage of the sales price. Many leases require payment of minimum royalties, payable either at the time of the execution of the lease or in periodic installments, even if no mining activities have begun. These minimum royalties are normally credited against the production royalties owed to a lessor once coal production has commenced. We made lease payments to third party surface and mineral owners of $13.2 million in 1998.

     Consistent with industry practices, we conduct only limited investigations of title to third-party coal properties prior to leasing these properties. The title of the lessors or grantors and the boundaries of our leased properties are not fully verified until we prepare to mine the reserves contained in these properties. If defects in title or boundaries of undeveloped reserves arise in the future, our right to mine these reserves could be materially adversely affected. In connection with our reorganization in preparation for this offering, we have obtained the consents of our lessors or determined that obtaining such consents is not required. Although we believe we have obtained all necessary consents, in the event that we have failed to obtain a necessary consent, our operations may be adversely impacted if we experience any disruption of our mining operations as a consequence. We have requested that the lessor of a portion of our reserves at the MC Mining and Pontiki mines, Big Sandy Management Company, Inc., confirm that a consent to this transaction is not necessary. As of the date of this Prospectus, Big Sandy has not responded to this request. While we believe that this consent is not required, we cannot assure you what the outcome will be with respect to this matter.

     For economic and other operational reasons, a portion of our reserves described above may be mined only after the construction of additional mining facilities. The extent to which we will eventually mine our reserves will depend on the price and demand for coal of the quality and type we control, the price and supply of alternative fuels and future mining practices and regulations.

MINING METHODS

     We mine coal using both underground and surface methods. Approximately 88% of the coal we produced in 1998 came from underground mines and 12% came from surface mines. We use the continuous mining method in all of our underground mines. In several of these mines we have synchronized these units with two continuous miners to improve productivity and reduce unit costs. We also use the longwall method at Mettiki. All of our surface mining operations are at Hopkins County Coal.

MINING OPERATIONS AND PRODUCTION

     We produce a diverse range of steam coals with varying sulfur and heat contents which enables us to satisfy the broad range of specifications demanded by our customers. In 1998, we produced 13.4 million tons of coal from our existing mines and sold approximately 15.1 million tons of coal, including brokered tonnage. The following chart illustrates our production by region for the last four years.

OPERATING REGION AND MINES                                     1995    1996    1997    1998
--------------------------                                     ----    ----    ----    ----
                                                                    (TONS IN MILLIONS)
Illinois Basin Operations:
  Dotiki, Pattiki, Hopkins County Coal......................   4.4     4.3      5.2     7.9
East Kentucky Operations:
  Pontiki/Excel, MC Mining..................................   1.8     2.0      2.8     2.5
Maryland Operations:
  Mettiki...................................................   2.6     2.7      2.9     3.0
                                                               ---     ---     ----    ----
          Total.............................................   8.8     9.0     10.9    13.4
                                                               ===     ===     ====    ====

  Illinois Basin Operations

     Our Illinois Basin mining operations are located in western Kentucky and southern Illinois. We have 760 employees in the Illinois Basin. We operate three mining complexes and a rail-to-barge transloading terminal in the Illinois Basin.

     Dotiki. Dotiki is an underground mining operation located in Webster County, Kentucky. The mine was opened in 1966, and we purchased the mine in 1971. Our Dotiki operation utilizes continuous mining units employing room and pillar mining techniques. As a result of more efficient mining methods and certain capital improvements, from 1994 to 1998 we have achieved a compound annual growth rate in the productivity of the mine of approximately 12%. We expect to begin synchronous mining during 1999. We are in the process of increasing the throughput capacity of our preparation plant from 650 to 1,000 tons of raw coal an hour. We expect these improvements to increase productivity and reduce unit costs. Production from the mine is shipped via the CSX railroad, the Paducah & Louisville railroad and by truck. Our primary customers for coal produced at Dotiki are Seminole Electric Cooperative, Tennessee Valley Authority and West Kentucky Energy, who purchase our coal pursuant to long-term contracts for use in their scrubbed generating units.

     Pattiki. Pattiki is an underground mining operation located in White County, Illinois. We constructed the mine in 1980 and have operated it since its inception. Our Pattiki operation utilizes continuous mining units employing room and pillar mining techniques. Half of our continuous mining units are engaged in synchronous mining. The preparation plant has a throughput capacity of 1,000 tons of raw coal an hour. Production from the mine is shipped via the CSX railroad. Our primary customers for coal produced at Pattiki are Seminole Electric Cooperative and Tennessee Valley Authority, who purchase our coal pursuant to long-term contracts for use in their scrubbed generating units.

     Hopkins County Coal. Hopkins County Coal is a mining complex located in Hopkins County, Kentucky. The operation has three surface mines, one of which is currently idle, and one underground mine. We acquired Hopkins County Coal in January 1998. Following the acquisition, we completed extensive equipment rebuilds and purchases. In accordance with our acquisition plan, we incurred substantial start-up costs in early 1998, while we completed extensive rebuilds of older equipment and purchases of new or refurbished equipment. We began to realize higher productivity as a result of these capital investments beginning in the third quarter of 1998. We expect to realize the full impact of these efficiencies in 1999. The surface operations utilize dragline mining, and the underground operations utilize continuous mining units employing room and pillar mining techniques. The preparation plant has a throughput capacity of 1,000 tons of raw coal an hour. Production from the complex is shipped via the CSX and the Paducah & Louisville railroads and by truck. Our primary customers for coal produced at the Hopkins County Coal complex include Louisville Gas & Electric, Tennessee Valley Authority and Western Kentucky Energy.

     Gibson County. Over the last 19 years, we have acquired and leased 37.8 million tons of low-sulfur coal reserves located in Gibson County, Indiana, situated in the southwestern portion of the state. We refer to these reserves as the Gibson County "north" reserves, all of which are low-sulfur coal. In 1997, we acquired an additional 104.2 million tons of reserves in Gibson County. We refer to these reserves as the Gibson County "south" reserves. Approximately 10.9 million tons of our Gibson County south reserves are low-sulfur coal. We believe that the low-sulfur quality of our Gibson County properties is uncommon in the Illinois Basin. We recently entered into a long-term contract with PSI Energy, a subsidiary of Cinergy, for production from our new development project for our Gibson County north reserves. We have commenced construction of a new mining complex adjacent to these reserves to supply this contract. We plan to utilize continuous mining units in the mine upon construction. We expect production from the new mine to commence in the fall of 2000 and have contractual commitments for an aggregate of 23 million tons of production from this mine through 2012.

  East Kentucky Operations

     Our East Kentucky mining operations are located in the central Appalachia coal fields. Our East Kentucky mines are currently our principal source for low-sulfur coal. We have 230 employees and operate two mining complexes in East Kentucky. We also have one inactive mining complex in East Kentucky.

     Pontiki/Excel. Pontiki/Excel is an underground mining complex located in Martin County, Kentucky. In 1977, we constructed the mine and operated it continuously until September 1998, when we suspended operations and terminated substantially all of our workforce due to adverse market conditions. While we had intended originally to idle the mine for an indefinite period, we were able to procure a new long-term supply agreement that justified the re-opening of the mine beginning in late 1998. As a result, this operation was restructured with a new mine plan, operating structure, and workforce hired by Excel, an affiliate of Pontiki. Pontiki owns the mining complex and reserves and Excel is responsible for conducting all mining operations. While idled, the mine incurred a net loss of approximately $5.2 million, consisting of workers' compensation accruals and severance payments consistent with the federal WARN Act, as well as the costs associated with maintaining an idled mine. During late 1998 and early 1999, we incurred substantial start-up costs to bring Pontiki/Excel up to its current production level. Despite operating at reduced production volumes, our current productivity levels are approximately 9% higher than what we achieved during the first three quarters of 1998. We expect to reach full production at Pontiki/Excel during the second half of 1999. All of the coal produced at Pontiki/Excel meets or exceeds the compliance requirements of Phase II of the Clean Air Act Amendments. Our Pontiki/Excel operation utilizes continuous mining units employing room and pillar mining techniques. The preparation plant has a throughput capacity of 800 tons of raw coal an hour. Production from the mine is shipped via the Norfolk Southern railroad and by truck. Our primary customers for coal produced at Pontiki are Cogentrix and AEI Coal Sales, which resells the coal it purchases from us to Carolina Power & Light.

     MC Mining. MC Mining is an underground mining facility located in Pike County, Kentucky which we acquired in 1989. MC Mining began production in December 1996 and is expected to reach full capacity in 1999. The mine is operated by a contract mining company. The operation utilizes continuous mining units employing room and pillar mining techniques. The preparation plant has a throughput capacity of 850 tons of raw coal an hour. An upgrade of the preparation plant is planned for 1999 and is expected to increase yields approximately 3% and to reduce unit operating costs. Production from the mine is shipped via the CSX railroad and by truck. MC Mining sells its production primarily to industrial customers.

     Toptiki. Toptiki is a surface and underground mining complex located in Martin County, Kentucky which we acquired in 1978. After conducting surface mining operations through 1982 and underground operations through 1996, we discontinued mining at the complex. Reclamation activities at the mine are still ongoing and approximately 1.3 million tons of low-sulfur reserves remain in place. We are currently evaluating a number of options with respect to this property, including a potential sale.

  Maryland Operations


     Our Maryland operations are located in the northern Appalachia coal fields. We have 242 employees in Maryland.


     Mettiki. Mettiki is an underground longwall mining operation located in Garrett County, Maryland. We constructed Mettiki in 1977 and have operated it since its inception. As a result of more efficient mining methods and certain capital improvements, from 1994 to 1998 we have achieved a compound annual growth rate in the productivity of the mine of approximately 7%. The operation utilizes a longwall miner for the majority of the coal extraction plus continuous mining units to prepare the mine for future longwall mining operation areas. The preparation plant has a throughput capacity of 1,350 tons of raw coal an hour. Production from the mine is shipped via trucks and the CSX railroad. Our primary customer for coal produced at Mettiki is Virginia Electric Power Company which purchases the coal pursuant to a long-term contract for use in the generating units at its Mt. Storm, West Virginia power plant located less than 30 miles away. We also process coal at Mettiki for Anker Energy Corporation and one of its affiliates, which is sold to Virginia Electric Power Company for use at the Mt. Storm facility.


OTHER OPERATIONS

  Coal Brokerage

     We buy coal from independent producers throughout the eastern United States, which we then sell directly and indirectly to steam, metallurgical and industrial customers. We purchased and sold 1.6 million tons of coal in 1998. We have a policy of matching our purchases and sales to minimize market risks associated with buying and selling coal.

  Mt. Vernon Terminal

     Mt. Vernon terminal is a rail-to-barge loading terminal on the Ohio River in Mt. Vernon, Indiana. The terminal has a capacity of 5.5 million tons per year with existing ground storage. Our primary customer at Mt. Vernon is Seminole Electric Cooperative, with whom we have a contract to load up to 2.7 million tons of coal annually. However, Seminole has filed suit in Indiana state court to terminate this contract and is seeking a declaratory judgment as to the damages they owe us in connection with the termination of the contract. We are currently not loading any volumes for Seminole. We are currently exploring our options with respect to this terminal, including loading agriculture products or aggregate or a potential sale of the facility. See "-- Legal Proceedings."

  Additional Services

     We aggressively develop and market additional services in order to establish ourselves as the supplier of choice for our customers. Examples of the kind of services we have offered to date include ash and scrubber sludge removal, coal yard maintenance and arranging alternate transportation services. We will continue to think proactively in providing additional services for customers and believe that this approach will give us a competitive advantage in obtaining coal supply contracts in the future.

COAL TRANSPORTATION

     Our coal is transported to our customers by rail, barge and truck. Depending on the proximity of the customer to the mine and the transportation available for delivering coal to that customer, transportation costs can range from 10% to 60% of the delivered cost of a customer's coal. As a consequence, the availability and cost of transportation constitute important factors in the marketability of coal. We believe our mines are located in favorable geographic locations that minimize transportation costs for our customers.

     We generally pay truck charges to deliver coal to a barge or rail loadout facility, and customers typically pay the transportation costs from the loadout facilities to the customer's plant. At the Mettiki mine, we operate a truck delivery system that transports the coal from the mine to Virginia Electric Power Company's Mt. Storm power plant.

     In 1998, the largest volume transporter of our coal production was CSX which moved approximately 50% of our tonnage over its rail system. The practices of and rates set by the railroad serving a particular mine might affect, either adversely or favorably, our marketing efforts with respect to coal produced from the relevant mine.

CUSTOMERS

     In 1998, approximately 84% of our production was consumed by electric utilities with the balance consumed by cogeneration plants and industrial users. Our three largest customers are Tennessee Valley Authority, Seminole Electric Cooperative and Virginia Electric Power Company. Shipments to these customers accounted for approximately 52% of our 1998 sales tonnage. Each of these customers has purchased coal regularly from us for more than 15 years.

     The following chart sets forth our major customers, the tons sold to those customers (contract and spot), the percentage of total sales represented by those sales and the date we began supplying coal to each customer:

                                       1998         1998        1998        1998
                                    CONTRACTUAL     SPOT        TOTAL      % TOTAL    CUSTOMER
MAJOR CUSTOMERS                      TONS SOLD    TONS SOLD   TONS SOLD   TONS SOLD   SINCE(1)
---------------                     -----------   ---------   ---------   ---------   --------
                                                       (TONS IN THOUSANDS)
TVA...............................     2,592          161       2,753         18%       1971
Seminole Electric.................     2,396          286       2,682         18%       1982
VEPCO.............................     2,338           90       2,428         16%       1977
Louisville Gas & Electric.........     1,083          628       1,711         11%       1997
Anker/VEPCO(2)....................       419           --         419          3%       1990
Cogentrix(3)......................       278           --         278          2%       1978
Other (71 customers)..............     2,359        2,523       4,882         32%
                                      ------        -----      ------        ---
  Total...........................    11,465        3,688      15,153        100%

---------------

(1) Represents the year we first began supplying coal to that particular customer. However, for some of our customers, there were periods lasting up to several years where we did not supply any coal.

(2) Represents coal processed under contract to Anker which is sold to Virginia Electric Power Company.

(3) Includes sales to James River Cogeneration Company, a joint venture between Cogentrix of Virginia and a subsidiary of Southern California Edison Company.

COAL CONTRACTS

     As is customary in the coal industry, we have entered into long-term contracts with many of our customers. These arrangements are mutually beneficial. Our utility customers secure a fuel supply for their power plants for years into the future. Our long-term contracts contribute to our stability and profitability by providing greater predictability of sales volumes and sales prices. In 1998, approximately 85% of our production and 75% of our sales were made under long-term contracts. Historically, approximately 70% of our sales have been made pursuant to long-term contracts. We believe our long-term contract position compares favorably to that of our competitors.

     By providing a diverse range of coals with varying sulfur and heat contents, we can satisfy the demanding specifications of a broad customer base. Our diversity of coals enables us to serve a broader market and more readily secure long-term contracts.

     The terms of long-term contracts are the results of both bidding procedures and extensive negotiations with the customer. As a result, the terms of these contracts vary significantly in many respects, including price adjustment features, price and contract reopener terms, permitted sources of supply, force majeure provisions, coal qualities, quantity, flexibility and adjustments. Virtually all of our long-term contracts are subject to price adjustment provisions which permit an increase or decrease periodically in the contract price to reflect changes in specified price indices or items such as taxes or royalties or increases and decreases in actual production costs. These provisions, however, may not assure that the contract price will reflect every change in production or other costs. Failure of the parties to agree on a price pursuant to an adjustment or a reopener provision can lead to early termination of a contract. Some of the long-term contracts also permit the contract to be reopened to renegotiate terms and conditions in addition to price or to terminate the contract. The long-term contracts typically stipulate procedures for quality control, sampling and weighing. Most contain provisions requiring us to deliver coal within ranges for specific coal characteristic such as heat, sulfur, ash, moisture, grindability, volatility and other qualities. Failure to meet these specifications can result in economic penalties or termination of the contracts. While most of the contracts specify the approved seams and/or approved locations from which the coal is to be mined, some contracts allow the coal to be sourced from more than one mine or location. Although the volume to be delivered pursuant to a long-term contract is stipulated, the buyers often have the option to vary the volume within specified limits.

     The table below sets forth information about our significant long-term contracts as of June 30, 1999. The total commitment of coal under contract is an approximate number because, in some instances, the contract contains provisions which could cause the nominal total commitment to increase or decrease by as much as 20%.


                                                 NOMINAL COMMITMENT
                                                   UNDER CONTRACT
           CUSTOMER               SULFUR TYPE    (TONS IN MILLIONS)      EXPIRATION
           --------              -------------   ------------------   ----------------
Seminole.......................   High sulfur           28.7          December 2010
Cinergy(1).....................   Low sulfur            22.8          December 2012
VEPCO..........................  Medium sulfur          16.9          December 2006
AEI/Carolina Power & Light.....   Low sulfur            11.0(2)       December 2006
TVA............................   High sulfur            6.0(3)       June 2003
LG&E...........................   High sulfur            3.7          December 2001
TVA............................   High sulfur            2.4          June 2001
West Kentucky Energy...........   High sulfur            2.2          December 2001
Anker Energy/VEPCO.............  Medium sulfur           1.5          December 2002
TVA............................   High sulfur            0.9          June 2000
VEPCO-North Branch.............   High sulfur            0.5(4)       June 2001
Owensboro Municipal............   High sulfur            0.3          December 2001
James River Cogeneration
  Company......................   Low sulfur             0.3(5)       October 2002
Cogentrix of North Carolina....   Low sulfur             0.3(6)       December 2002
                                                        ----
          Total Tons...........                         97.5
                                                        ====


---------------
(1) Represents a contract with PSI Energy, a subsidiary of Cinergy. Deliveries under this contract are not scheduled to begin until the fall of 2000.
(2) Includes our option to sell an additional 400,000 tons per year or an aggregate 2.8 million tons.
(3) Represents two contracts contained in one requisition order from TVA.

(4) Represents a contract with deliverable quantities between 175,000 and 350,000 tons per year at the option of the purchaser. The sulfur type designated for this contract is "high sulfur" because the volumes delivered under this contract represent a blend of Mettiki's regular medium-sulfur coal and a high-sulfur, low-Btu byproduct of the cleaning process.


(5) James River Cogeneration Company is a joint venture between Cogentrix of Virginia and a subsidiary of Southern California Edison Company. Represents an estimate of 80,000 tons annually through the term of the contract. This requirements contract obligates James River Cogeneration Company to purchase an amount of coal from us equal to the amount burned at the Hopewell Station power plant. In 1998, James River Cogeneration Company purchased approximately 121,000 tons pursuant to this agreement.


(6) Represents an estimate of 100,000 tons annually through the term of the contract. This requirements contract obligates Cogentrix of North Carolina to purchase an amount of coal from us equal to the amount burned at the Roxboro and Southport Station power plants. In 1998, Cogentrix of North Carolina purchased approximately 157,000 tons pursuant to this agreement.


EMPLOYEES AND LABOR RELATIONS


     We have approximately 1,332 employees, including 100 corporate employees and 1,232 in active operations. Our work force is entirely union-free. Relations with employees are generally good, and there have been no recent work stoppages or union organizing campaigns among the employees since the unsuccessful campaigns to organize Mettiki in 1992 and Pontiki in 1993.


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

COMPETITION

     The United States coal industry is highly competitive with numerous producers in all coal producing regions. We compete with other large producers and hundreds of small producers in the United States. The largest coal company is estimated to have sold less than 15% of the total 1998 tonnage sold in the United States market. We compete with other coal producers primarily on the basis of coal price at the mine, coal quality (including sulfur content), transportation cost from the mine to the customer and the reliability of supply. Continued demand for our coal and the prices that we obtain are also affected by demand for electricity, environmental and government regulations, technological developments and the availability and price of alternative fuel supplies, including nuclear, natural gas, oil and hydroelectric power.

LEGAL PROCEEDINGS

     We are subject to various types of litigation in the ordinary course of our business. Disputes with our customers over the provisions of long-term coal supply contracts arise occasionally and generally relate to, among other things, coal quality, pricing, quantity, and the existence of force majeure conditions. Although we are not currently involved in any litigation involving our long-term coal supply contracts, we cannot assure you that disputes will not occur in the future or that we will be able to resolve those disputes in a satisfactory manner. Other than the litigation with Seminole Electric Cooperative described immediately below, we are not engaged in any litigation which we believe is material to our operations. In addition, we are not aware of any legal proceedings against us under the various environmental protection statutes to which we are subject. See "-- Regulation" below for a more complete discussion of our material environmental obligations.


     We are currently involved in litigation with Seminole Electric Cooperative with respect to a long-term contract for the annual transloading of 2.7 million tons of coal from rail to barge through our Mt. Vernon, Indiana terminal. Seminole has filed suit to terminate this contract and is seeking a declaratory judgment as to the amount of damages it owes us in connection with the termination of the contract. This action, styled Seminole Electric Cooperative, Inc. v. Mount Vernon Coal Transfer Co., Case No. IP 98-1732-C Y/F was filed in the federal court for the Southern District of Indiana in December of 1998. We filed an answer and a counterclaim in February of 1999 and Seminole moved to dismiss the counterclaim in March of 1999. We responded to the motion to dismiss in March of 1999. We amended our counterclaim in June of 1999 and Seminole moved to dismiss our amended counterclaim in July of 1999. Discovery is proceeding.



     Seminole has admitted in a filing with the trial court that its actions are in breach of the contract. The provisions of the contract stipulate the calculation of damages to be paid in the event of breach. Rather than pay the amount of damages stipulated in the contract, Seminole is seeking the court's agreement that the proper damage award should be calculated based on our loss of net profits from the Mt. Vernon facility for the term of the agreement. We fully intend to pursue the damages stipulated in the contract and have filed pleadings to that effect. Additionally, while we believe that under either interpretation of the contract we are entitled to receive damages in an amount sufficient to offset the loss of income from the contract, we cannot assure you that the court will agree with our interpretation or that the damages determined by the court will be sufficient to offset the loss of income from the contract. In addition, without the volumes provided by the Seminole contract, the continued operation of the Mt. Vernon terminal may become uneconomic. Accordingly, we are currently exploring our options with respect to this terminal, including shipping alternative products through the terminal or selling it.


     In response to Seminole's actions, we have ceased transloading any coal shipments to Seminole through the Mt. Vernon terminal. We now transport all of the coal we deliver to Seminole by rail. The dispute with Seminole regarding the terminal has not otherwise affected deliveries under our long-term coal supply contract with them, and we do not anticipate that the coal supply contract will be affected. However, we cannot assure you that Seminole will not seek to terminate or renegotiate that contract. If the contract were terminated, we could be affected adversely to the extent we could not find alternative customers at the same price and volume levels.

REGULATION

     The coal mining industry is subject to regulation by federal, state and local authorities on matters such as:

     - employee health and safety;

     - mine permits and other licensing requirements;

     - air quality standards;

     - water pollution;


     - storage of petroleum products and substances which are regarded as hazardous under applicable laws;


     - plant and wildlife protection;

     - reclamation and restoration of mining properties after mining is completed;

     - the discharge of materials into the environment;

     - management of solid wastes generated by mining operations;

     - protection of wetlands;

     - management of electrical equipment containing polychlorinated biphenyls, or PCBs;

     - surface subsidence from underground mining;

     - the effects that mining has on groundwater quality and availability; and

     - legislatively mandated benefits for current and retired coal miners.

In addition, the utility industry is subject to extensive regulation regarding the environmental impact of its power generation activities which could affect demand for our coal. The possibility exists that new legislation or regulations may be adopted which may have a significant impact on our mining operations or our customers' ability to use coal and may require us or our customers to change our or their operations significantly or incur substantial costs.

     We try to conduct mining operations in compliance with all applicable federal, state and local laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations during mining operations are not unusual in the industry and, notwithstanding compliance efforts, we do not believe these violations can be eliminated completely. None of the violations to date or the monetary penalties assessed have been material.

     While it is not possible to quantify the costs of compliance with all applicable federal and state laws, those costs have been and are expected to continue to be significant. Capital expenditures for environmental matters have not been material in recent years. We have accrued for the estimated costs of reclamation and mine closing, including the cost of treating mine water discharge when necessary. The accrual for reclamation and mine closing costs is based upon permit requirements and the costs and timing of reclamation and mine closing procedures. Our accrued reclamation and mine-closing costs were $13.8 million at December 31, 1998. The amount that was included as an operating expense for the year ended December 31, 1998 was $0.7 million, while the related cash payment in 1998 for this liability was $1.5 million. Although management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures, future operating results would be adversely affected if we later determined these accruals to be insufficient. Under the partnership agreement, estimated reclamation and mine closing costs will be included in the estimate of maintenance capital expenditures that will be deducted from Operating Surplus. Actual reclamation and mine closing costs will not be deducted from Operating Surplus. Compliance with these laws has substantially increased the cost of coal mining for all domestic coal producers.

     As part of a restructuring undertaken in connection with the offering of the common units, substantially all of our operating subsidiaries will be merged into new limited liability companies. As a matter of law, each of these limited liability companies will assume the liabilities of their respective predecessors, including liability for any past or present environmental regulatory infractions by either entity and including their subsidiaries, and for environmental cleanup, or recovery of environmental cleanup costs, associated with land or water areas where these corporations' wastes have been disposed. The regulatory infractions or waste management practices giving rise to this liability could be associated with the predecessors' mining activities or they could relate to property or mining operations that were formerly owned or operated by the predecessors, or that have been owned or operated by other corporations which have been previously acquired by or merged into the predecessors.


     Mining Permits and Approvals. Numerous governmental permits or approvals are required for mining operations. We may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed production of coal may have upon the environment. All requirements imposed by any of these authorities may be costly and time-consuming and may delay commencement or continuation of mining operations. Future legislation and administrative regulations may emphasize the protection of the environment and, as a consequence, our activities may be more closely regulated. Legislation and regulations, as well as future interpretations of existing laws, may require substantial increases in equipment and operating costs and delays, interruptions or a termination of operations, the extent of which cannot be predicted.

     Before commencing mining on a particular property, we must obtain mining permits and approval by state regulatory authorities of a reclamation plan for restoring upon the completion of mining the mined property to its prior condition, productive use or other permitted condition. Typically we commence actions to obtain permits between 18 and 24 months before we plan to mine a new area. In our experience, permits generally are approved within 12 months after a completed application is submitted. We have already secured all of the material permits and approvals necessary to begin mining operations in Gibson County. We have not experienced difficulties in obtaining mining permits in the areas where our reserves are currently located. However, we cannot assure you that we will not experience difficulty in obtaining mining permits in the future.

     In connection with the formation of Alliance Resource Partners and the related reorganization of our subsidiaries, which conduct our mining operations, we will be required to transfer mining permits and approvals from state and local regulatory authorities. In some instances, the process of transferring these permits and approvals will involve comment periods and public meetings. While we do not anticipate any difficulty in ultimately transferring all of the required permits and approvals, it is possible that we will not be able to transfer all of the necessary permits and approvals prior to the completion of the offering of the common units. We do not anticipate that this will have any material adverse effect on our business, financial condition or results of operations or on our ability to pay the minimum quarterly distribution to our unitholders.

     Under some circumstances, substantial fines and penalties, including revocation of mining permits, may be imposed under the laws described above. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws. Regulations also provide that a mining permit can be refused or revoked if an officer, director or a shareholder with a 10% or greater interest in the entity is affiliated with another entity which has outstanding permit violations. Although we have been cited for violations in the ordinary course of our business, we have never had a permit suspended or revoked because of any violation, and the penalties assessed for these violations have not been material.

     Mine Health and Safety Laws. Stringent safety and health standards have been imposed by federal legislation since 1969 when the federal Coal Mine Health and Safety Act of 1969 was adopted. The Mine Health and Safety Act of 1969 resulted in increased operating costs and reduced productivity. The federal Mine Safety and Health Act of 1977, which significantly expanded the enforcement of health and safety standards of the Mine Health and Safety Act of 1969, imposes comprehensive safety and health standards on all mining operations. Regulations are comprehensive and affect numerous aspects of mining operations, including training of mine personnel, mining procedures, blasting, the equipment used in mining operations and other matters. The Mine Safety and Health Administration monitors compliance with these federal laws and regulations. In addition, as part of the Mine Health and Safety Act of 1969 and the Mine Safety and Health Act of 1977, the Black Lung Acts require payments of benefits by all businesses conducting current mining operations to coal miners with black lung and to some survivors of a miner who dies from this disease. Most of the states where we operate have state programs for mine safety and health regulation and enforcement. In combination, federal and state safety and health regulation in the coal mining industry is perhaps the most comprehensive and pervasive system for protection of employee safety and health affecting any segment of the industry. Even the most minute aspects of mine operations, particularly underground mine operations, are subject to extensive regulation. This regulation has a significant effect on our operating costs. However, our competitors in all of the areas in which we operate are subject to the same laws and regulations.

     One of our goals is to achieve excellent health and safety performance as measured by accident frequency rates and other measures. We believe that attainment of this goal is inherently tied to the attainment of productivity and financial goals. We try to achieve this goal by:

     - training employees in safe work practices;

     - openly communicating with employees;

     - establishing, following, and improving safety standards;

     - involving employees in establishing safety standards; and

     - recording, reporting and investigating all accidents, incidents and losses to avoid reoccurrences.

     Black Lung Legislation. The Black Lung Acts levy a tax on production of $1.10 per ton for deep-mined coal and $0.55 per ton for surface-mined coal, but not to exceed 4.4% of the sales price in order to compensate miners who are totally disabled due to black lung and some survivors of miners who died from this disease and who were last employed as miners prior to 1970 or subsequently where no responsible coal mine operator has been identified for claims. In addition, the Black Lung Acts provide that some claims for which coal operators had previously been responsible will be obligations of the government trust funded by the tax. The Revenue Act of 1987 extended the termination date of the tax from January 1, 1996 to the earlier of January 1, 2014, or the date on which the government trust becomes solvent. For miners last employed as miners after 1969 who are determined to have contracted black lung, we self insure against potential cost using actuarially determined estimates of the cost of present and future claims. We are also liable under state statutes for black lung claims.

     In the past, legislation on black lung reform has been introduced in Congress, but not enacted. This legislation has been recently reintroduced. If enacted, this legislation could:

     - restrict the evidence that can be offered by a mining company;

     - establish a standard for evaluation of evidence that greatly favors black lung claimants;

     - allow claimants who have been denied benefits at any time since 1981 to refile their claims for consideration under the new law;

     - make surviving spouse benefits significantly easier to obtain; and

     - retroactively waive repayment of preliminarily awarded benefits that are later determined to have been improperly paid.

If this or similar legislation is passed, the number of claimants who are awarded benefits could significantly increase. We cannot assure you that this proposed legislation or other proposed changes in black lung legislation will not have an adverse effect on our business.

     The U.S. Department of Labor has issued proposed amendments to the regulations implementing the federal black lung laws which, among other things, establish a presumption in favor of a claimant's treating physician, allow previously denied claimants to challenge benefit determinations in some circumstances, increase the time period required for self-insured operations to pay benefits to black lung claimants and limit a coal operator's ability to introduce medical evidence regarding the claimant's medical condition. If adopted, the amendments could have an adverse impact on us, the extent of which cannot be accurately predicted.

     Workers' Compensation. We are required to compensate employees for work-related injuries. Several states in which we operate consider changes in workers compensation laws from time to time. These changes, if enacted, could adversely affect our financial condition and results of operation.

     Retiree Health Benefits Legislation. The Coal Industry Retiree Health Benefits Act of 1992 was enacted to provide for the funding of health benefits for some United Mine Workers of America retirees. The act merged previously established union benefit plans into a newly created fund into which "signatory operators" and "related persons" are obligated to pay annual premiums for beneficiaries. The act also created a second benefit fund for miners who retired between July 21, 1992 and September 30, 1994 and whose former employers are no longer in business. Because of our union-free status, we are not required to make any payments to retired miners under the Coal Industry Retiree Health Benefits Act of 1992, with the exception of limited payments on behalf of MC Mining. In addition, in connection with their sale of Alliance Resource Holdings in 1996, MAPCO Inc. has agreed to indemnify us for liabilities under the Coal Industry Retiree Health Benefits Act of 1992.

     Surface Mining Control and Reclamation Act. The Surface Mining Control and Reclamation Act establishes operational, reclamation and closure standards for all aspects of surface mining as well as many aspects of deep mining. The act requires that comprehensive environmental protection and reclamation standards be met during the course of and upon completion of mining activities. In conjunction with mining the property, we reclaim and restore the mined areas by grading, shaping and preparing the soil for seeding. Upon completion of the mining, reclamation generally is completed by seeding with grasses or planting trees for use as pasture or timberland, as specified in the approved reclamation plan. We believe that we are in compliance in all material respects with applicable regulations relating to reclamation.


     The Surface Mining Control and Reclamation Act and similar state statutes, require, among other things, that mined property be restored in accordance with specified standards and approved reclamation plans. The act requires us to restore the surface to approximate the original contours as contemporaneously as practicable with the completion of surface mining operations. The mine operator must submit a bond or otherwise secure the performance of these reclamation obligations. The earliest a reclamation bond can be released is five years after reclamation has been achieved. Federal law and some states impose on mine operators the responsibility for repairing or compensating for damage occurring on the surface as a result of mine subsidence, a consequence of longwall mining and possibly other mining operations. In addition, the Abandoned Mine Lands Act, which is part of the Surface Mining Control and Reclamation Act, imposes a tax on all current mining operations, the proceeds of which are used to restore mines closed before 1977. The maximum tax is $0.35 per ton on surface-mined coal and $0.15 per ton on underground-mined coal. We have accrued for the estimated costs of reclamation and mine closing, including the cost of treating mine water discharge when necessary. See "-- Regulation" above.


     Under the Surface Mining Control and Reclamation Act, responsibility for unabated violations, unpaid civil penalties and unpaid reclamation fees of independent contract mine operators and other third parties can be imputed to other companies which are deemed, according to the regulations, to have "owned" or "controlled" the contract mine operator. Sanctions against the "owner" or "controller" are quite severe and can include being blocked from receiving new permits and revocation of any permits that have been issued since the time of the violations or, in the case of civil penalties and reclamation fees, since the time their amounts became due. We are not aware of any currently pending or asserted claims relating to the "ownership" or "control" theories discussed above. However, we cannot assure you that their claims will not develop in the future.

     Clean Air Act. The federal Clean Air Act and similar state laws, which regulate emissions into the air, affect coal mining and processing operations primarily through permitting and/or emissions control requirements. The Clean Air Act also indirectly affects coal mining operations by extensively regulating

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the air emissions of coal-fueled electric power generating plants. For example, the Clean Air Act requires reduction of SO(2) emissions from electric power generation plants in two phases. Only some facilities are subject to the Phase I requirements. By the year 2000, Phase II requires nearly all facilities to reduce emissions. The affected utilities will be able to meet these requirements by;

     - switching to lower sulfur fuels;

     - by installing pollution control devices such as scrubbers;

     - by reducing electricity generating levels; or

     - by purchasing or trading so-called pollution "credits."

     Specific emissions sources receive these "credits" which utilities and industrial concerns can trade or sell to allow other units to emit higher levels of SO(2). In addition, the Clean Air Act requires a study of utility power plant emission of some toxic substances and their eventual regulation, if warranted. The effect of the Clean Air Act cannot be completely ascertained at this time, although the SO(2) emissions reduction requirement is projected generally to increase the demand for lower sulfur coal and potentially decrease demand for higher sulfur coal.


     The Clean Air Act also indirectly affects coal mining operations by requiring utilities that currently are major sources of nitrogen oxides in moderate or higher ozone nonattainment areas to install reasonably available control technology for nitrogen oxides, which are precursors of ozone. The Environmental Protection Agency recently announced a proposal that would require 22 eastern states to make substantial reductions in nitrogen oxide emissions by the year 2003. Both the content and the timetable for adoption of this proposal is uncertain at this time. The Environmental Protection Agency expects these states will achieve reductions by requiring power plants to make substantial reductions in their nitrogen oxide emissions. This in turn will require power plants to install reasonably available control technology and additional control measures. Installation of reasonably available control technology and additional measures required under the Environmental Protection Agency proposal will make it more costly to operate coal-fired plants and, depending on the requirements of individual state implementation plans and the development of revised new source performance standards, could make coal a less attractive fuel alternative in the planning and building of utility power plants in the future. Any reduction in coal's share of the capacity for power generation could have a material adverse effect on our business, financial condition and results of operations. The effect these regulations, or other requirements that may be imposed in the future, could have on the coal industry in general and on our business in particular cannot be predicted with certainty. We cannot assure you that the implementation of the Clean Air Act, the new National Ambient Air Quality Standards or any other future regulatory provisions will not materially adversely affect our business, financial condition or results of operations.


     In addition, the U.S. Environmental Protection Agency has already issued and is considering further regulations relating to fugitive dust and emissions of other coal-related pollutants such as mercury, nickel, dioxin and fine particulates. These regulations could restrict our ability to develop new mines or require us or our customers to modify our operations. For example, in July 1997, the Environmental Protection Agency adopted new, more stringent National Ambient Air Quality Standards for particulate matter which may require some states to change existing implementation plans. These National Ambient Air Quality Standards are expected to be implemented by 2003, although a recent decision by the U.S. Court of Appeals for the D.C. Circuit could delay or modify the Environmental Protection Agency's implementation of the new standards. Because coal mining operations emit particulate matter, our mining operations and utility customers are likely to be directly affected when the revisions to the National Ambient Air Quality Standards are implemented by the states. These and other regulatory developments may restrict our ability to develop new mines or could require us to modify our existing operations, and may have a material adverse effect on our financial condition and results of operations.

     Framework Convention On Global Climate Change. The United States and more than 160 other nations are signatories to the 1992 Framework Convention on Global Climate Change which is intended to limit or capture emissions of greenhouse gases, such as carbon dioxide. In the Kyoto Protocol, the

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signatories to the Framework Convention on Global Climate Change established a binding set of emissions targets for developed nations. The specific limits vary from country to country. Under the terms of Kyoto Protocol, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. The Clinton Administration signed the protocol in November 1998. Although the U.S. Senate has not ratified the Kyoto Protocol and no comprehensive regulations focusing on greenhouse gas emissions have been enacted, efforts to control greenhouse gas emissions could result in reduced use of coal if electric power generators switch to lower carbon sources of fuel. These restrictions, if established through regulation or legislation, could have a material adverse effect on our business, financial condition and results of operations.

     Clean Water Act. The federal Clean Water Act affects coal mining operations by imposing restrictions on effluent discharge into waters. Regular monitoring, as well as compliance with reporting requirements and performance standards, are preconditions for the issuance and renewal of permits governing the discharge of pollutants into water. We are also subject to Section 404 of the Clean Water Act, which imposes permitting and mitigation requirements associated with the dredging and filling of wetlands. The federal Clean Water Act and equivalent state legislation, where such equivalent state legislation exists, affect coal mining operations that impact wetlands. We believe we have obtained all necessary wetlands permits required under Section 404. However, mitigation requirements under those existing, and possible future, wetlands permits may vary considerably. For that reason, the setting of accruals for such mitigation projects is difficult to ascertain with certainty. We believe that we have obtained all permits required under the Clean Water Act and that compliance with the Clean Water Act will not materially adversely affect our business, financial condition and results of operations.


     Comprehensive Environmental Response, Compensation and Liability
Act. CERCLA and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Under CERCLA, and similar state laws, joint and several liability may be imposed on waste generators, site owners and operators and others regardless of fault or the legality of the original disposal activity. Where the Environmental Protection Agency deems waste substances generated by coal mining and processing operations to constitute high volume, but low-risk wastes, it generally does not regard those wastes to constitute a hazardous substances for the purposes of CERCLA. However, some products used by coal companies in operations, such as chemicals, are governed by the statute. Thus, coal mines that we currently own or have previously owned or operated, and sites to which we sent waste materials, may be subject to liability under CERCLA and similar state laws. We have been, from time to time, the subject of administrative proceedings, litigation and investigations relating to environmental matters, none of which has had a material adverse effect on our financial condition or results of operations. However, we cannot assure you that we will not become involved in future proceedings, litigation or investigations or that these liabilities will not be material.



     Resource Conservation and Recovery Act. The federal Resource Conservation and Recovery Act affects coal mining operations by imposing requirements for the generation, transportation, treatment, storage, disposal and cleanup of hazardous wastes. Although many mining wastes are excluded from the regulatory definition of hazardous waste, and coal mining operations covered by the Surface Mining Control and Reclamation Act permits are exempted from regulation under the Resource Conservation and Recovery Act by statute, the Environmental Protection Agency may consider the possibility of expanding regulation of mining wastes under the Resource Conservation and Recovery Act. This expansion could have a material adverse affect on our results of operations and financial condition.


     Safe Drinking Water Act. The federal Safe Drinking Water Act and its state equivalents affects coal mining operations by imposing requirements on the underground injection of fine coal slurries, fly ash, and flue gas scrubber sludge, and by requiring a permit to conduct such underground injection activities. While unlikely, the inability to obtain these permits could have a material impact on our acid mine discharge treatment activities at some of our underground mines due to the need to inject alkaline materials such as fly ash or flue gas scrubber sludge as neutralizing agents.

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     In addition to establishing the underground injection control program, the federal Safe Drinking Water Act also imposes regulatory requirements on owners and operators of "public water systems." This regulatory program could impact our reclamation operations where subsidence, or other mining-related problems require the provision of drinking water to affected adjacent homeowners. However, the federal Safe Drinking Water Act defines a "public water system" for purposes of regulatory jurisdiction as a system for the provision to the public of water for human consumption through pipes or other constructed conveyances, if the system has at least fifteen service connections or regularly serves at least twenty-five individuals. It is unlikely that any of our reclamation activities would require the provision of such a "public water system." In addition, we have at least one drinking water supply well for our employees and contractors which is subject to Safe Drinking Water Act regulation. Hence, the federal Safe Drinking Water Act is unlikely to have a material impact on our operations.


     Toxic Substances Control Act. The federal Toxic Substances Control Act regulates, among other things, electrical equipment containing polychlorinated biphenyls (PCBs) in excess of 50 parts-per-million. Specifically, the Toxic Substances Control Act's PCB rules require that all PCB-containing equipment be properly labeled, stored, and disposed of, and requires the maintenance on-site of annual records regarding the presence and use of equipment containing PCBs in excess of 50 parts-per-million. Because the regulated PCB-containing electrical equipment in use in our operations is owned by the utilities that serve the operations where they are located, and because the use of PCB-containing fluids in such equipment is in the process of being phased out, we do not believe the Toxic Substances Control Act will have a material impact on our operations.

     Impact of Possible Changes to Regulatory Status of Coal Combustion Byproducts Used as Minefill. Pursuant to a consent decree entered into by the Environmental Protection Agency, the agency is tentatively considering the option of subjecting to hazardous waste regulatory control the practice of using coal combustion byproducts as minefill. Such a regulatory classification may materially impact our reclamation activities due to the use of flyash from some of our customers' electricity generation plants to neutralize acid mine drainage and as fill material for reclamation projects. At this time, the Environmental Protection Agency has noted that it currently lacks sufficient information with which to assess adequately the risks associated with this practice. Therefore, the Environmental Practice Agency has solicited comment on whether there are some minefill practices that are universally poor and warrant specific attention.

     While we cannot predict the ultimate outcome of the Environmental Protection Agency's assessment, we believe that the beneficial usages of coal combustion byproducts we employ do not constitute such a universally poor practice due to, among other things, the fact that our Clean Water Act discharge permits for treated acid mine drainage contain parameters for pollutants of concern, such as metals, and those permits require monitoring and reporting of effluent quality data.

OTHER ENVIRONMENTAL, HEALTH AND SAFETY REGULATION

     In addition to the laws and regulations described above, we are subject to regulations regarding underground and above ground storage tanks where we may store petroleum or other substances. Some monitoring equipment that we use is subject to licensing under the federal Atomic Energy Act. Water supply wells located on our property are subject to federal, state and local regulation. The costs of compliance with these requirements should not adversely affect our business, financial condition or results of operations.

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                                   MANAGEMENT

THE MANAGING GENERAL PARTNER WILL MANAGE ALLIANCE RESOURCE PARTNERS

     The managing general partner will manage our operations and activities. Unitholders will not directly or indirectly participate in our management or operation. The managing general partner owes a fiduciary duty to the unitholders. The managing general partner and the special general partner will be liable, as general partners, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically non-recourse to them. However, whenever possible, the general partners intend to incur indebtedness or other obligations that are non-recourse.

     At least two members of the board of directors of the managing general partner will serve on a conflicts committee to review specific matters which the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to Alliance Resource Partners. The members of the conflicts committee may not be officers or employees of the general partners or directors, officers or employees of their affiliates. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by the managing general partner of any duties it may owe Alliance Resource Partners or our unitholders. In addition, the members of the conflicts committee will also serve on an audit committee which will review our external financial reporting, recommend engagement of our independent auditors and review procedures for internal auditing and the adequacy of our internal accounting controls. The members of the conflicts committee will also serve on the compensation committee, which will oversee compensation decisions for the officers of the managing general partner as well as the compensation plans described below.

     As is commonly the case with publicly-traded limited partnerships, we are managed and operated by the directors and officers of our managing general partner. Most of our operational personnel will be employees of Alliance Resource Partners' subsidiaries.

     Some officers of our managing general partner may spend a substantial amount of time managing the business and affairs of Alliance Resource Holdings and its affiliates. These officers may face a conflict regarding the allocation of their time between our business and the other business interests of Alliance Resource Holdings. Our managing general partner intends to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

DIRECTORS AND EXECUTIVE OFFICERS OF THE MANAGING GENERAL PARTNER

     The following table shows information for the directors and executive officers of the managing general partner. Executive officers and directors are elected for one-year terms.

                      NAME                        AGE     POSITION WITH THE MANAGING GENERAL PARTNER
                      ----                        ---     ------------------------------------------
Joseph W. Craft, III............................  48    President, Chief Executive Officer and Director
Thomas L. Pearson...............................  45    Senior Vice President -- Law and
                                                        Administration, General Counsel and Secretary
Michael L. Greenwood............................  43    Senior Vice President -- Chief Financial
                                                        Officer and Treasurer
Charles R. Wesley...............................  45    Senior Vice President -- Operations
Gary J. Rathburn................................  48    Senior Vice President -- Marketing
John J. MacWilliams.............................  43    Director
Preston R. Miller, Jr. .........................  50    Director
John P. Neafsey.................................  59    Director

     Joseph W. Craft, III has worked for us since 1980. He is the President and Chief Executive Officer of our managing general partner, Alliance Resource Holdings, MAPCO Coal Inc. and various other

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subsidiary corporations. Prior to the formation of Alliance Resource Holdings,
Mr. Craft was Senior Vice President of MAPCO Inc., serving as General Counsel and Chief Financial Officer and since 1986 President of MAPCO Coal Inc. Prior to working with us, Mr. Craft was an attorney at Falcon Coal Corporation and Diamond Shamrock Corporation. Mr. Craft holds a Bachelor of Science degree in Accounting and a Doctor of Jurisprudence from the University of Kentucky. Mr. Craft also is a graduate of the Senior Executive program of the Alfred P. Sloan School of Management at Massachusetts Institute of Technology. Mr. Craft has held numerous industry leadership positions and is the immediate past Chairman of the National Coal Council, a Board and Executive Committee member of the National Mining Association, and a Director of the Center for Energy and Economic Development.

     Thomas L. Pearson is the Senior Vice President -- Law and Administration, General Counsel and Secretary of our managing general partner and Alliance Resource Holdings and Senior Vice President -- Law and Administration and Secretary of MAPCO Coal Inc. and other subsidiary companies. Mr. Pearson has worked for us since 1989. Prior to the formation of Alliance Resource Holdings, he was Assistant General Counsel of MAPCO Inc. and served as General Counsel of MAPCO Coal Inc. from 1989-1996 and has served as secretary since 1989. Previously, Mr. Pearson was the General Counsel and Secretary of McLouth Steel Products Corporation, one of the largest integrated steel producers in the United States; and corporate counsel of Midland-Ross Corporation, a multi-national company with numerous international joint venture companies and projects. Prior to working with us, he was a senior associate with Arter & Hadden in Cleveland, Ohio. In addition to his responsibility at Alliance Resource Holdings, Mr. Pearson is or has been active in a number of educational, charitable and business organizations, including the following: Vice Chairman, Legal Affairs Committee, National Mining Association; Member, Dean's Committee, University of Iowa College of Law; and Contributions Committee, Greater Cleveland United Way. Mr. Pearson holds a Bachelor of Arts degree in History and Communications from DePauw University and a Doctor of Jurisprudence from the University of Iowa.

     Michael L. Greenwood has worked for us since 1986. He is the Senior Vice President -- Chief Financial Officer and Treasurer of our managing general partner, Alliance Resource Holdings, MAPCO Coal Inc. and other subsidiary companies. Prior to the formation of Alliance Resource Holdings, Mr. Greenwood served in various financial management capacities, including General
Manager -- Finance of MAPCO Coal Inc., General Manager of Planning and Financial Analysis and Manager -- Mergers and Acquisitions of MAPCO Inc. Prior to working for us, Mr. Greenwood held financial planning and business development management positions in the energy industry with Davis Investments, The Williams Companies and Penn Central Corporation. Mr. Greenwood holds a Bachelor of Science degree in Business Administration from Oklahoma State University and a Master of Business Administration degree from the University of Tulsa. Mr. Greenwood has also completed executive programs at Northwestern University, Southern Methodist University and The Center for Creative Leadership.

     Charles R. Wesley has worked for us since 1974. He is Senior Vice
President -- Operations of our managing general partner, Alliance Resource Holdings, MAPCO Coal Inc. and various other subsidiary companies. Mr. Wesley joined the company's Webster County Coal Subsidiary in 1974 as an engineering co-op student and worked through the ranks to become General Superintendent. In 1992 he became Vice President of Operations for Mettiki Coal Corp. He has held his position as Senior Vice President of Operations since 1996. Mr. Wesley has served the industry as past president of the West Kentucky Mining Institute and National Mine Rescue Association Post 11. He has also served on the board of the Kentucky Mining Institute. Mr. Wesley holds a Bachelor of Science degree in Mining Engineering from the University of Kentucky.

     Gary J. Rathburn has worked for us since 1980 when he joined MAPCO Coal Inc. as Manager of Brokerage Coals. He is Senior Vice President -- Marketing of our managing general partner and Alliance Resource Holdings, MAPCO Coal Inc. and various other subsidiary companies. Since 1980, Mr. Rathburn has managed all phases of the marketing group involving transportation and distribution, international sales and the brokering of coal. Prior to working for us, Mr. Rathburn was employed by Eastern Associated Coal Corporation in its International Sales and Brokerage groups for seven years. Mr. Rathburn has been active in industry groups such as the Maryland Coal Association, North Carolina Coal Institute and the
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National Mining Association. Mr. Rathburn was a Director of NCA and Chairman of
the Coal Exporters Association for several years. Mr. Rathburn holds a Bachelor of Arts degree in Political Science from the University of Pittsburgh and has participated in industry-related programs at the World Trade Institute, Princeton University and the Colorado School of Mines.

     John J. MacWilliams will serve as a director of our managing general partner. He has been a general partner of The Beacon Group, LP since May 1993. Prior to the formation of The Beacon Group, Mr. MacWilliams was an Executive Director of Goldman Sachs International in London, where he was responsible for heading the firm's International Structured Financing Group. Prior to moving to London, Mr. MacWilliams was a Vice President in the Investment Banking Division of Goldman, Sachs & Co. in New York. Prior to joining Goldman Sachs, Mr. MacWilliams was an attorney at Davis Polk & Wardwell in New York, where he worked on international bank financings, partnership financings, and mergers and acquisitions. Mr. MacWilliams is a graduate of Harvard Law School (J.D.), Massachusetts Institute of Technology (M.S.), and Stanford University (B.A.).

     Preston R. Miller, Jr. will serve as a director of our managing general partner. He has been a general partner of The Beacon Group, LP since June 1993. Prior to the formation of The Beacon Group, Mr. Miller was employed for fourteen years by Goldman, Sachs & Co., New York City, New York, where he was a Vice President in the Structured Finance Group and had global responsibility for the coverage of the independent power industry and for asset-backed power generation and oil and gas financings. Mr. Miller also has a background in credit analysis, and was head of the revenue bond rating group at Standard & Poor's Corp. prior to joining Goldman Sachs. Mr. Miller is a graduate of Harvard University (M.P.A.) and Yale University (B.A.).

     John P. Neafsey will serve as a director of our managing general partner. He has served as Chairman of Alliance Resource Holdings since September 1996 and has served as President of JN Associates, an investment consulting firm, since January 1994. Prior to the formation of Alliance Resource Holdings, Mr. Neafsey served as President and CEO of Greenwich Capital Markets and served on its board of directors since its founding in 1983. In addition, Mr. Neafsey held numerous other positions during his twenty-three years at The Sun Company, including:
Executive Vice President responsible for Canadian operations, Sun Coal Company and Helios Capital Corporation; Chief Financial Officer; and other executive management positions with numerous subsidiary companies. In addition to his responsibilities at Alliance Resource Holdings, Mr. Neafsey is or has been active in a number of educational, charitable and business organizations, including the following: Member of the board of directors of The West Company and the Provident Mutual Life Insurance Company; Trustee of Cornell University; Board Member, Crozer-Chester Medical Center, the Drama Guild, and The American Petroleum Institute. Mr. Neafsey is a graduate of Cornell University (A.B.S./M.S. (Engineering) and M.B.A. (Finance)).

REIMBURSEMENT OF EXPENSES OF THE MANAGING GENERAL PARTNER

     The managing general partner will not receive any management fee or other compensation for its management of Alliance Resource Partners. The managing general partner and its affiliates, including Alliance Resource Holdings will be reimbursed for all expenses incurred on our behalf. These expenses include the costs of employee, officer and director compensation and benefits properly allocable to Alliance Resource Partners, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, Alliance Resource Partners. The partnership agreement provides that the managing general partner will determine the expenses that are allocable to Alliance Resource Partners in any reasonable manner determined by the managing general partner in its sole discretion.

EXECUTIVE COMPENSATION

     Alliance Resource Partners was formed in May 1999, and the managing general partner was formed in June 1999. Accordingly, the managing general partner paid no compensation to its directors and officers with respect to the 1998 fiscal year. No obligations were accrued in respect of management incentive or retirement benefits for the directors and officers with respect to the 1998 fiscal year. Officers and employees of the managing general partner may participate in employee benefit plans and arrangements
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

sponsored by the managing general partner or its affiliates, including plans which may be established by the managing general partner or its affiliates in the future.

COMPENSATION OF DIRECTORS

     No additional remuneration will be paid to officers or employees of the managing general partner who also serve as directors. The managing general partner anticipates that each independent director will receive a combination of cash and units for attending meetings of the board of directors as well as committee meetings. In addition, each independent director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by Alliance Resource Partners for his actions associated with being a director to the extent permitted under Delaware law.

EMPLOYMENT AGREEMENTS


     The executive officers of the managing general partner and some additional members of senior management will enter into employment agreements among the executive officer or member of senior management, on the one hand, and the managing general partner and Alliance Resource Holdings, on the other, to become effective upon the consummation of the offering of the common units. We will reimburse the managing general partner for the compensation and benefits to be paid under these agreements. This summary of the terms of the employment agreements does not purport to be complete but outlines their material provisions. A form of the agreements with each of Messrs. Craft, Pearson, Greenwood, Wesley and Rathburn is filed as an exhibit to the registration statement of which this prospectus is a part.


     Each of the employment agreements will have an initial term that expires on December 31, 2001, but will automatically be extended for successive one-year terms unless either party gives 12 months prior notice to the other party. The employment agreements provide for a base salary of $292,950, $177,000, $151,400, $187,000 and $152,000 for Messrs. Craft, Pearson, Greenwood, Wesley and Rathburn. The employment agreements will provide for continued salary payments, bonus and benefits for a period of three years, in the case of Mr. Craft, and 18 months, in the case of Messrs. Pearson, Greenwood, Wesley and Rathburn, following termination of employment, except in the case of a change of control of the managing general partner.


     In the case of a "change of control" as defined in the agreements, in lieu of the continuation of salary and benefits, that executive will be entitled to a lump sum payment in an amount equal to three times base salary plus bonus, in the case of Mr. Craft, and two times base salary plus bonus in the case of Messrs. Pearson, Greenwood, Wesley and Rathburn. Unless the executive waives his or her right to the continuation of base salary and bonus, the agreements provide for a noncompetition period of 18 months. The noncompetition period does not apply after a change in control. Amounts paid by the managing general partner pursuant to the employment agreements will be reimbursed by Alliance Resource Partners.


     The executives who are subject to employment agreements will also participate in the short-term and long-term incentive plans of the managing general partner described below with other members of management. They will also be entitled to participate in the other employee benefit plans and programs that the managing general partner provides for its employees.

LONG-TERM INCENTIVE PLAN

     The managing general partner intends to adopt the long-term incentive plan for employees and directors of the managing general partner and its affiliates who perform services for us. The summary of the long-term incentive plan contained herein does not purport to be complete but outlines its material provisions.

     The long-term incentive plan will be administered by the compensation committee of the managing general partner's board of directors. Annual grant levels for designated employees will be recommended by the chief executive officer of the managing general partner, subject to the review and approval of the compensation committee. We will reimburse the managing general partner for all payments made pursuant to the programs described below. Grants may be made either of restricted units, which are "phantom"

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units that entitle the grantee to receive a Common Unit or an equivalent amount of cash upon the vesting of a phantom unit or options to purchase Common Units. Common Units to be delivered upon the vesting of restricted units or to be issued upon exercise of a unit option will be acquired by the managing general partner in the open market at a price equal to the then-prevailing price on the principal national securities exchange upon which the common units are then traded, or directly from Alliance Resource Holdings or any other third party, including units newly issued by us, or use units already owned by the managing general partner, or any combination of the foregoing. The managing general partner will be entitled to reimbursement by us for the cost incurred in acquiring these common units or in paying cash in lieu of Common Units upon vesting of the restricted units. If we issue new common units upon payment of the restricted units or unit options instead of purchasing them, the total number of common units outstanding will increase. The aggregate number of units reserved for issuance under the long-term incentive plan is 600,000. We anticipate making initial grants of up to 138,000 restricted phantom units following the closing of the offering of the common units to the members of senior management.

     Restricted Units. Restricted units will vest ratably over a three-year period from the grant date. However, if a grantee's employment is terminated for any reason prior to the vesting of any restricted units, those restricted units will be automatically forfeited, unless the compensation committee, in its sole discretion, provides otherwise. In addition, vested restricted units will not be payable before the conversion of any subordinated units and will only become payable upon, and in the same proportion as, the conversion of subordinated units into common units.

     The issuance of the common units pursuant to the restricted unit plan is intended to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation in respect of the common units. Therefore, no consideration will be payable by the plan participants upon receipt of the common units, and we will receive no remuneration for these units.

     Unit Options. Initially, we will not make any grants of unit options. The compensation committee may, in the future, determine to make option grants to employees and directors containing the specific terms that they determine. When granted, unit options will have an exercise price equal to the fair market value of a common unit on the date of grant. Unit options, if any, granted during the subordination period will become exercisable upon, and in the same proportions as, the conversion of the subordinated units to common units, or a later date as determined by the compensation committee in its sole discretion.

     The managing general partner's board of directors, in its discretion, may terminate the long-term incentive plan at any time with respect to any common units for which a grant has not theretofore been made. The managing general partner's board of directors will also have the right to alter or amend the long-term incentive plan or any part of it from time to time, subject to unitholder approval as required by the exchange upon which the common units may be listed at that time; provided, however, that no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the affected participant. In addition, the managing general partner may, in its discretion, establish such additional compensation and incentive arrangements as it deems appropriate to motivate and reward its employees. The managing general partner will be reimbursed for all compensation expenses incurred on our behalf.

SHORT-TERM INCENTIVE PLAN

     The managing general partner also intends to adopt a short-term incentive plan for management and other salaried employees. The short-term incentive plan is designed to enhance the financial performance by rewarding management and salaried employees with cash awards for achieving an annual financial performance objective. The annual performance objective for each year will be recommended by the president of the managing general partner and approved by the compensation committee of its board of directors prior to January 1 of that year. The short-term incentive plan will be administered by the compensation committee. Individual participants and payments each year will be determined by and in the discretion of the compensation committee, and the managing general partner will be able to amend the plan at any time. The managing general partner will be entitled to reimbursement by us for payments and costs incurred under the short-term incentive plan.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of units that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by directors of the managing general partner and by all directors and executive officers of the managing general partner as a group. The managing general partner is owned by funds affiliated with The Beacon Group and members of management. The special general partner is a wholly-owned subsidiary of Alliance Resource Holdings. The address of Alliance Resource Holdings, Alliance Resource Management GP, LLC and Alliance Resource GP, LLC is 1717 South Boulder Avenue, Tulsa, Oklahoma 74119. If the over-allotment option is exercised in full, the special general partner will own 5,740,375 subordinated units.

                                                   PERCENTAGE OF                  PERCENTAGE OF    PERCENTAGE
                                       COMMON         COMMON       SUBORDINATED   SUBORDINATED      OF TOTAL
                                    UNITS TO BE     UNITS TO BE    UNITS TO BE     UNITS TO BE    UNITS TO BE
                                    BENEFICIALLY   BENEFICIALLY    BENEFICIALLY   BENEFICIALLY    BENEFICIALLY
     NAME OF BENEFICIAL OWNER          OWNED           OWNED          OWNED           OWNED          OWNED
     ------------------------       ------------   -------------   ------------   -------------   ------------
Alliance Resource GP LLC(1)(2)....          --            --         6,413,075          100%          41.7%
Joseph W. Craft, III(1)(3)........          --            --                --           --             --
Thomas L. Pearson(1)(3)...........          --            --                --           --             --
Michael L. Greenwood(1)(3)........          --            --                --           --             --
Charles R. Wesley(1)(3)...........          --            --                --           --             --
Gary J. Rathburn(1)(3)............                                          --           --
John J. MacWilliams(4)............          --            --                --           --             --
Preston R. Miller, Jr.(4).........          --            --                --           --             --
John P. Neafsey(1)................          --            --                --           --             --
All directors and executive
  officers as a group (8
  persons)........................          --            --                --           --             --

---------------

  * Less than one percent.

(1) The address of Messrs. Craft, Pearson, Greenwood, Wesley, Rathburn and Neafsey is also 1717 South Boulder Avenue, Tulsa, Oklahoma 74119.

(2) Alliance Resource Holdings may be deemed to beneficially own the subordinated units held by the special general partner as a result of Alliance Resource Holdings' ownership of all of the member interests in the special general partner. MPC Partners, LP may also be deemed to beneficially own the subordinated units held by the special general partner as a result of MPC Partners, LP's ownership of 86.2% of Alliance Resource Holdings's outstanding common stock. MPC Partners, LP is an affiliate of The Beacon Group.

(3) We anticipate making initial grants of up to a total of 138,000 restricted phantom units following the closing of the offering to members of senior management, including the named executive officers. See
    "Management -- Long-term Incentive Plan."

(4) The address of Messrs. MacWilliams and Miller is 399 Park Avenue, New York, New York 10022.

     The following table sets forth the beneficial ownership of Alliance Resource Holdings (the sole member of the special general partner) held by directors and executive officers of the managing general partner as of June 30, 1999. It is currently anticipated that management and the funds managed by The Beacon Group and its affiliates will purchase ownership interests in the managing general partner in similar proportion to their holdings in Alliance Resource Holdings.


                                                                 ALLIANCE RESOURCE
                                                                      HOLDINGS
                                                              ------------------------
                                                                 SHARES        PERCENT
                                                              BENEFICIALLY       OF
                  NAME OF BENEFICIAL OWNER                       OWNED          CLASS
                  ------------------------                    ------------     -------
MPC Partners, LP(1) ........................................    507,870         86.2%
The Beacon Group Investors II, LLC(1).......................      5,130            *
Joseph W. Craft, III(2).....................................     28,783          4.9%
Thomas L. Pearson(2)........................................      4,990            *
Michael L. Greenwood(2).....................................      3,990            *
Charles R. Wesley(2)........................................      4,822            *
Gary J. Rathburn(2).........................................      4,190            *
John J. MacWilliams(3)......................................    513,000         87.1%
Preston R. Miller, Jr.(3)...................................    513,000         87.1%
John P. Neafsey(2)..........................................     10,758          1.8%
Directors and executive officers as a group (8
  persons)(3)...............................................    570,533         96.9%

---------------

* Less than one percent.

(1) The address of MPC Partners, LP and The Beacon Group Investors II, LLC is 399 Park Avenue, New York, New York 10022.

(2) Includes shares subject to options which will be exercised at the completion of this offering.

(3) Messrs. MacWilliams and Miller may be deemed to share beneficial ownership of these shares of common stock owned of record by MPC Partners, LP and The Beacon Group Investors II, LLC by virtue of their status as partners of The Beacon Group, an affiliate of MPC Partners, LP and The Beacon Group Investors II, LLC. Messrs. MacWilliams and Miller disclaim beneficial ownership of the shares of common stock owned by MPC Partners, LP and The Beacon Group Investors II, LLC.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     After this offering, the special general partner will own 6,413,075 subordinated units representing an aggregate 40.9% limited partner interest in Alliance Resource Partners, or 35.0% if the underwriters' over-allotment option is exercised in full. In addition, the general partners will own an aggregate 2% general partner interest in Alliance Resource Partners, the intermediate partnership and the subsidiaries on a combined basis. The managing general partner's ability, as managing general partner, to manage and operate Alliance Resource Partners and the special general partner's ownership of 6,413,075 subordinated units, effectively gives the general partners the ability to veto some actions of Alliance Resource Partners and to control the management of Alliance Resource Partners.

AGREEMENTS GOVERNING THE TRANSACTIONS

     Alliance Resource Partners, the general partners, the intermediate partnership and some other parties will enter into the various documents and agreements that will effect some transactions, including the vesting of assets in, and the assumption of liabilities by, the subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm's-length negotiations, and we cannot assure you that they, or that any of the transactions which they provide for, will be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets into our subsidiaries, will be paid from the proceeds of this offering.

RELATIONSHIP WITH ALLIANCE RESOURCE HOLDINGS

     The special general partner will distribute $309.7 million in proceeds retained or received by it in the transactions described in this prospectus to Alliance Resources Holdings, which is owned by management and funds managed by The Beacon Group and its affiliates.

     We will have extensive ongoing relationships with Alliance Resource Holdings and its stockholders. These relationships will include Alliance Resource Holdings' wholly owned subsidiary, Alliance Resource GP, LLC, which serves as our special general partner, and the ownership of Alliance Resource Management GP, LLC, which serves as our managing general partner, by the stockholders of Alliance Resource Holdings. See "Conflicts of Interest and Fiduciary Responsibilities -- Conflicts of Interest -- The general partners' affiliates may compete with Alliance Resource Partners."


     In connection with this offering, Alliance Resource Holdings will make 60-day unsecured loans in an aggregate amount of up to $2.5 million at an annual interest rate of 6.84% to some of the officers and employees of our general partners and its subsidiaries who will use the funds to purchase common units in this offering. See "Underwriting".


PURCHASE OF MANAGING GENERAL PARTNER INTEREST

     It is anticipated that management and the funds managed by The Beacon Group and its affiliates will purchase ownership interests in the managing general partner in similar proportions to their holdings in Alliance Resource Holdings for approximately $6.3 million. In turn, the managing general partner will purchase its general partner interest in us for the same amount.

OMNIBUS AGREEMENT

     Concurrent with the closing of the offering of the common units, we will enter into an agreement with Alliance Resource Holdings and the general partners, which will govern potential competition among us and the other parties to the agreement. Alliance Resource Holdings will agree, and will cause its controlled affiliates to agree, for so long as management and funds managed by The Beacon Group and its affiliates control the managing general partner, not to engage in the business of mining, marketing or transporting coal in the United States unless it first offers Alliance Resource Partners the opportunity to engage in this activity or acquire this business, and the board of directors of the managing general partner, with the concurrence of its conflicts committee, elects to cause us not to pursue such opportunity or acquisition. In addition, Alliance Resource Holdings will be able to purchase businesses the majority value of which is not mining, marketing or transporting coal, provided Alliance Resource Holdings offers Alliance Resource Partners the opportunity to purchase the coal assets following their acquisition. The restriction will not apply to the assets retained and business conducted by Alliance Resource Holdings at the closing of the offering of common units. Except as provided above, Alliance Resource Holdings and its controlled affiliates will not be prohibited from engaging in activities in which they compete directly with us. In addition, The Beacon Group, and the funds it manages, will not be prohibited from owning or engaging in businesses which compete with Alliance Resource Partners.

              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

CONFLICTS OF INTEREST

     Conflicts of interest exist and may arise in the future as a result of the relationships between the general partners and their affiliates (including Alliance Resource Holdings), on the one hand, and Alliance Resource Partners and its limited partners, on the other hand. The directors and officers of the managing general partner and the special general partner have fiduciary duties to manage each general partner in a manner beneficial to its owners. At the same time, the general partners have a fiduciary duty to manage Alliance Resource Partners in a manner beneficial to Alliance Resource Partners and the unitholders.

     The partnership agreement contains provisions that allow the managing general partner to take into account the interests of parties in addition to Alliance Resource Partners in resolving conflicts of interest. In effect, these provisions limit the general partners' fiduciary duties to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken that might, without those limitations, constitute breaches of fiduciary duty. Whenever a conflict arises between a general partner or its affiliates, on the one hand, and Alliance Resource Partners or any other partner, on the other, the managing general partner will resolve that conflict. A conflicts committee of the board of directors of the managing general partner will, at the request of the managing general partner, review conflicts of interest. The managing general partner will not be in breach of its obligations under the partnership agreement or its duties to Alliance Resource Partners or the unitholders if the resolution of the conflict is considered to be fair and reasonable to Alliance Resource Partners. Any resolution is considered to be fair and reasonable to Alliance Resource Partners if that resolution is:

     - approved by the conflicts committee, although no party is obligated to seek approval and the managing general partner may adopt a resolution or course of action that has not received approval;

     - on terms no less favorable to Alliance Resource Partners than those generally being provided to or available from unrelated third parties; or

     - fair to Alliance Resource Partners, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to Alliance Resource Partners.

     In resolving a conflict, the managing general partner may, unless the resolution is specifically provided for in the partnership agreement, consider:

     - the relative interests of the parties involved in the conflict or affected by the action;

     - any customary or accepted industry practices or historical dealings with a particular person or entity; and

     - generally accepted accounting practices or principles and other factors it considers relevant, if applicable.

     Conflicts of interest could arise in the situations described below, among others:

     ACTIONS TAKEN BY THE MANAGING GENERAL PARTNER MAY AFFECT THE AMOUNT OF CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS OR ACCELERATE THE RIGHT TO CONVERT SUBORDINATED UNITS.

     The amount of cash that is available for distribution to unitholders is affected by decisions of the managing general partner regarding matters, including:

     - amount and timing of asset purchases and sales;

     - cash expenditures;

     - borrowings;

     - issuance of additional units; and

     - the creation, reduction or increase of reserves in any quarter.

     In addition, borrowings by Alliance Resource Partners do not constitute a breach of any duty owed by the managing general partner to the unitholders, including borrowings that have the purpose or effect of:

     - enabling the general partners to receive distributions on any subordinated units held by them or the incentive distribution rights; or

     - hastening the expiration of the subordination period.

     The partnership agreement provides that Alliance Resource Partners, the intermediate partnership and the subsidiaries may borrow funds from the general partners and their affiliates. The general partners and their affiliates may not borrow funds from Alliance Resource Partners, the intermediate partnership or the subsidiaries.

     We will not have any officers or employees and will rely solely on officers and employees of the managing general partner, affiliates and the employees of the subsidiaries. Affiliates of the general partners will conduct businesses and activities of their own in which we will have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to the general partners. The officers of the managing general partner will not be required to work full time on our affairs. These officers may devote significant time to the affairs of Alliance Resource Holdings or its affiliates and will be compensated by these affiliates for the services rendered to them.

     ALLIANCE RESOURCE PARTNERS WILL REIMBURSE THE MANAGING GENERAL PARTNER AND ITS AFFILIATES FOR EXPENSES.

     Alliance Resource Partners will reimburse the managing general partner and its affiliates for costs incurred in managing and operating Alliance Resource Partners, including costs incurred in rendering corporate staff and support services to Alliance Resource Partners. The partnership agreement provides that the managing general partner will determine the expenses that are allocable to Alliance Resource Partners in any reasonable manner determined by the managing general partner in its sole discretion.

     THE MANAGING GENERAL PARTNER INTENDS TO LIMIT THE LIABILITY OF THE GENERAL PARTNERS REGARDING ALLIANCE RESOURCE PARTNERS' OBLIGATIONS.

     The managing general partner intends to limit the liability of the general partners under contractual arrangements so that the other party has recourse only to all or particular assets of Alliance Resource Partners, and not against the general partners or their assets. The partnership agreement provides that any action taken by the managing general partner to limit its liability, or that of the special general partner or Alliance Resource Partners, is not a breach of the managing general partners' fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

     COMMON UNITHOLDERS WILL HAVE NO RIGHT TO ENFORCE OBLIGATIONS OF THE MANAGING GENERAL PARTNER AND ITS AFFILIATES UNDER AGREEMENTS WITH ALLIANCE RESOURCE PARTNERS.

     Any agreements between Alliance Resource Partners on the one hand, and the managing general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from Alliance Resource Partners, the right to enforce the obligations of the managing general partner and its affiliates in favor of Alliance Resource Partners.

     CONTRACTS BETWEEN ALLIANCE RESOURCE PARTNERS, ON THE ONE HAND, AND THE MANAGING GENERAL PARTNER AND ITS AFFILIATES, ON THE OTHER, WILL NOT BE THE RESULT OF ARM'S-LENGTH NEGOTIATIONS.

     The partnership agreement allows the managing general partner to pay itself or its affiliates for any services rendered, provided these services are rendered on terms that are fair and reasonable to us. The managing general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between Alliance Resource Partners, on the one hand, and the managing general partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

     All of these transactions entered into after the sale of the common units offered in this offering are to be on terms which are fair and reasonable to Alliance Resource Partners.

     The managing general partner and its affiliates will have no obligation to permit us to use any facilities or assets of the managing general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There will not be any obligation of the managing general partner and its affiliates to enter into any contracts of this kind.

     COMMON UNITS ARE SUBJECT TO THE MANAGING GENERAL PARTNER'S LIMITED CALL RIGHT.

     The managing general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. The managing general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a consequence, a common unitholder may have his common units purchased from him at an undesirable time or price. For a description of this right, see "The Partnership Agreement -- Limited Call Right."

     ALLIANCE RESOURCE PARTNERS MAY NOT CHOOSE TO RETAIN SEPARATE COUNSEL FOR ITSELF OR FOR THE HOLDERS OF COMMON UNITS.

     The attorneys, independent auditors and others who have performed services for us regarding the offering have been retained by the general partners, their affiliates and us and may continue to be retained by the general partners, their affiliates and us after the offering. Attorneys, independent auditors and others who will perform services for us in the future will be selected by the managing general partner or the conflicts committee and may also perform services for the general partners and their affiliates. Alliance Resource Partners may retain separate counsel for Alliance Resource Partners or the holders of common units in the event of a conflict of interest arising between the general partners and their affiliates, on the one hand, the Alliance Resource Partners or the holders of common units, on the other, after the sale of the common units offered in this prospectus, depending on the nature of the conflict. Alliance Resource Partners does not intend to do so in most cases.

     THE GENERAL PARTNERS' AFFILIATES MAY COMPETE WITH ALLIANCE RESOURCE
PARTNERS.


     The partnership agreement provides that the general partners will be restricted from engaging in any business activities other than those incidental to their ownership of interests in Alliance Resource Partners. Alliance Resource Holdings will agree, and will cause its controlled affiliates to agree, for so long as management and funds managed by The Beacon Group and its affiliates control the managing general partner, not to engage in the business of mining, marketing or transporting coal in the United States unless it first offers us the opportunity to engage in this activity or acquire this business, and the board of directors of the managing general partner, with the concurrence of its conflicts committee, elects to cause us not to pursue such opportunity or acquisition. In addition, Alliance Resource Holdings will be able to purchase businesses the majority value of which is not mining, marketing or transporting coal, provided Alliance Resource Holdings offers us the opportunity to purchase the coal-related assets following their acquisition. The restriction will not apply to the assets retained and business conducted by Alliance Resource Holdings at the closing of the offering of common units. Except as provided above, Alliance Resource Holdings and its controlled affiliates will not be prohibited from engaging in activities in which they compete directly with us. In addition, The Beacon Group, and the funds it manages, will not be prohibited from owning or engaging in businesses which compete with us.

FIDUCIARY DUTIES OWED TO UNITHOLDERS BY THE GENERAL PARTNERS ARE PRESCRIBED BY LAW AND THE PARTNERSHIP AGREEMENT

     The general partners are accountable to us and the Alliance Resource Partners unitholders as fiduciaries. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by general partners to limited partners and the partnership.

     In order to induce the managing general partner to manage the business of Alliance Resource Partners, the partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by the general partners. The following is a summary of the material restrictions of the fiduciary duties owed by the general partners to the limited partners:

State-law fiduciary duty
standards..................  Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on their own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

                             The Delaware Act generally provides that a limited partner may institute legal action on our behalf to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement
modified standards.........  The partnership agreement contains provisions that waive or consent to conduct by the general partners and their affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the partnership agreement permits the managing general partner to make a number of decisions in its "sole discretion." This entitles the managing general partner to consider only the interests and factors that it desires and it shall have no duty or obligation to give any consideration to any interest of, or factors affecting, Alliance Resource Partners, its affiliates or any limited partner. Other provisions of the partnership agreement provide that the managing general partner's actions must be made in its reasonable discretion. These standards reduce the obligations to which the managing general partner would otherwise be held.

                             The partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be "fair and reasonable" to Alliance Resource Partners under the factors previously set forth. In determining whether a transaction or resolution is "fair and reasonable" the managing general partner may consider interests of all parties involved, including its own. Unless the managing general partner has acted in bad faith, the action taken by the managing general partner shall not constitute a breach of its fiduciary duty. These standards reduce the obligations to which the managing general partner would otherwise be held.

                             In addition to the other more specific provisions limiting the obligations of the general partners, the partnership agreement further provides that the general partners and their officers and directors will not be liable for monetary damages to Alliance Resource Partners, the limited partners or assignees for errors of judgment or for any acts or omissions if the general partners and those other persons acted in good faith.

     In order to become a limited partner of Alliance Resource Partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

     Alliance Resource Partners is required to indemnify the general partners and their officers, directors, employees, affiliates, partners, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the general partners or these other persons. This indemnification is required if the general partners or these persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than the general partners) not opposed to, the best interests of Alliance Resource Partners. Indemnification is required for criminal proceedings if the general partners or these other persons had no reasonable cause to believe their conduct was unlawful. Thus, the general partners could be indemnified for their negligent acts if they met these requirements concerning good faith and the best interests of Alliance Resource Partners. See "The Partnership Agreement -- Indemnification."

                        DESCRIPTION OF THE COMMON UNITS

     Once this offering is complete, the common units will be registered under the Exchange Act and Alliance Resource Partners will be subject to the reporting and other requirements of the Exchange Act. Alliance Resource Partners will be required to file periodic reports containing financial and other information with the Securities and Exchange Commission.

THE UNITS

     The common units and the subordinated units represent limited partner interests in Alliance Resource Partners. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under the Alliance Resource Partners partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, see "Cash Distribution Policy" and "Description of Subordinated Units." For a description of the rights and privileges of limited partners under the Alliance Resource Partners partnership agreement, see "The Partnership Agreement."

TRANSFER AGENT AND REGISTRAR

  Duties


     American Stock Transfer & Trust Company will serve as registrar and transfer agent for the common units and will receive a fee from Alliance Resource Partners. All fees charged by the transfer agent for transfers of common units will be borne by Alliance Resource Partners, except the following will be paid by unitholders:


     - surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

     - special charges for services requested by a holder of a common unit; and

     - other similar fees or charges.

     There will be no charge to holders for disbursements of Alliance Resource Partners cash distributions. Alliance Resource Partners will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

  Resignation or Removal

     The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon the appointment by Alliance Resource Partners of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, the managing general partner is authorized to act as the transfer agent and registrar until a successor is appointed.

TRANSFER OF COMMON UNITS

     The transfer of the common units to persons that purchase directly from the underwriters will be accomplished through the completion, execution and delivery of a transfer application by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by Alliance Resource Partners unless the transferee executes and delivers a transfer application. The form of transfer application is set forth as Appendix B to this prospectus and is also set forth on the reverse side of the certificates representing units. By executing and delivering a transfer application, the transferee of common units:

          (1) becomes the record holder of the common units and is an assignee until admitted into Alliance Resource Partners as a substituted limited partner;

          (2) automatically requests admission as a substituted limited partner in Alliance Resource Partners;

          (3) agrees to be bound by the terms and conditions of, and executes, the Alliance Resource Partners partnership agreement;

          (4) represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

          (5) grants powers of attorney to officers of the managing general partner and any liquidator of Alliance Resource Partners as specified in the partnership agreement; and

          (6) makes the consents and waivers contained in the partnership agreement.

     An assignee will become a substituted limited partner of Alliance Resource Partners for the transferred common units upon the consent of the managing general partner and the recording of the name of the assignee on the books and records of Alliance Resource Partners. The managing general partner may withhold its consent in its sole discretion.

     Transfer applications may be completed, executed and delivered by a transferee's broker, agent or nominee. Alliance Resource Partners is entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders' rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

     Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in Alliance Resource Partners for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

     - the right to assign the common unit to a purchaser or other transferee;
       and

     - the right to transfer the right to seek admission as a substituted limited partner in Alliance Resource Partners for the transferred common units.

     Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

     - will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application; and

     - may not receive some federal income tax information or reports furnished to record holders of common units.

     The transferor of common units will have a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor will not have a duty to insure the execution of the transfer application by the transferee and will have no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. See "The Partnership Agreement -- Status as Limited Partner or Assignee."

     Until a common unit has been transferred on the books of Alliance Resource Partners, Alliance Resource Partners and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

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                     DESCRIPTION OF THE SUBORDINATED UNITS


     The subordinated units are a separate class of limited partner interests in Alliance Resource Partners, and the rights of holders to participate in distributions to partners differ from, and are subordinated to, the rights of the holders of common units. For any given quarter, any Available Cash will first be distributed to the general partners and to the holders of common units, until the holders of common units have received the minimum quarterly distribution plus any arrearages, and then will be distributed to the holders of subordinated units. See "Cash Distribution Policy."


CONVERSION OF SUBORDINATED UNITS

     The subordination period will generally extend from the closing of this offering until the first day of any quarter beginning after September 30, 2004 in which each of the following events occur:

          (1) distributions of Available Cash from Operating Surplus on the common units and the subordinated units equal or exceed the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the three non-overlapping four-quarter periods immediately preceding that date;

          (2) the Adjusted Operating Surplus generated during each of the three immediately preceding non-overlapping four-quarter periods equals or exceeds the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

          (3) there are no arrearages in payment of the minimum quarterly distribution on the common units.

     Before the end of the subordination period, half of the subordinated units (up to 3,206,538 subordinated units) will convert into common units on a one-for-one basis on the first day after the record date established for the distribution for any quarter ending on or after September 30, 2003, if at the end of the applicable quarter each of the following three events occurs:

          (1) distributions of Available Cash from Operating Surplus on the common units and the subordinated units equal or exceed the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the three non-overlapping four-quarter periods immediately preceding that date;

          (2) the Adjusted Operating Surplus generated during each of the two immediately preceding non-overlapping four-quarter periods equals or exceeds 110% of the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

          (3) there are no arrearages in payment of the minimum quarterly distribution on the common units.

     For purposes of determining whether the criteria in each clause (2) above has been satisfied, Adjusted Operating Surplus will be adjusted upwards or downwards if the conflicts committee of the board of directors of the managing general partner determines in good faith that the estimated amount of maintenance capital expenditures used in the determination of Adjusted Operating Surplus in either clause (2) was materially incorrect, based on circumstances prevailing at the time of original determination of the estimate for any one or more of the preceding three four-quarter periods.

     Upon expiration of the subordination period, all remaining subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other common units in distributions of Available Cash. In addition, if the managing general partner is removed as managing

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general partner of Alliance Resource Partners under circumstances where cause does not exist and units held by the general partners and their affiliates are not voted in favor of that removal:

          (1) the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

          (2) any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

          (3) the managing general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

LIMITED VOTING RIGHTS

     Holders of subordinated units will sometimes vote as a single class together with the common units and sometimes vote as a class separate from the holders of common units and, as in the case of holders of common units, will have very limited voting rights. During the subordination period, common units and subordinated units each vote separately as a class on the following matters:

          (1) a sale or exchange of all or substantially all of our assets;

          (2) the election of a successor managing general partner in connection with the removal of the managing general partner;

          (3) a dissolution or reconstitution of Alliance Resource Partners;

          (4) a merger of Alliance Resource Partners;

          (5) issuance of limited partner interests in some circumstances; and

          (6) some amendments to the partnership agreement, including any amendment that would cause Alliance Resource Partners to be treated as an association taxable as a corporation.

The subordinated units are not entitled to vote on approval of the withdrawal of the managing general partner or the transfer by the managing general partner of its managing general partner interest or incentive distribution rights under some circumstances. Removal of the managing general partner requires:

     - a two-thirds vote of all outstanding units voting as a single class; and

     - the election of a successor managing general partner by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

Under the partnership agreement, the managing general partner generally will be permitted to effect amendments to the partnership agreement that do not materially adversely affect unitholders without the approval of any unitholders.

DISTRIBUTIONS UPON LIQUIDATION

     If Alliance Resource Partners liquidates during the subordination period, in some circumstances holders of outstanding common units will be entitled to receive more per unit in liquidating distributions than holders of outstanding subordinated units. The per unit difference will be dependent upon the amount of gain or loss recognized by Alliance Resource Partners in liquidating its assets. Following conversion of the subordinated units into common units, all units will be treated the same upon liquidation of Alliance Resource Partners.

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                           THE PARTNERSHIP AGREEMENT

     The following is a summary of the material provisions of the Alliance Resource Partners partnership agreement. The form of the partnership agreement is included in this prospectus as Appendix A. The form of partnership agreement of the intermediate partnership is included as an exhibit to the registration statement of which this prospectus constitutes a part. Alliance Resource Partners will provide prospective investors with a copy of the forms of these agreements upon request at no charge. Unless the context otherwise requires, references in this prospectus to the "partnership agreement" constitute references to the partnership agreement of Alliance Resource Partners and the partnership agreement of the intermediate partnership, collectively.

     The following provisions of the partnership agreement are summarized elsewhere in this prospectus.

     - With regard to the transfer of common units, see "Description of the Common Units -- Transfer of Common Units."

     - With regard to distributions of Available Cash, see "Cash Distribution Policy."

     - With regard to allocations of taxable income and taxable loss, see "Tax Considerations."

ORGANIZATION AND DURATION

     Alliance Resource Partners was organized in May, 1999. Alliance Resource Partners will dissolve on December 31, 2098 unless sooner dissolved under the terms of the partnership agreement.

PURPOSE

     Our purpose under the partnership agreement is limited to serving as the limited partner of the intermediate partnership and engaging in any business activities that may be engaged in by the intermediate partnership or that is approved by the managing general partner. The partnership agreement of the intermediate partnership provides that the intermediate partnership may, directly or indirectly, engage in:

          (1) their operations as conducted immediately before the offering;

          (2) any other activity approved by the managing general partner but only to the extent that the managing general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates "qualifying income" as this term is defined in
     Section 7704 of the Internal Revenue Code; or

          (3) any activity that enhances the operations of an activity that is described in (1) or (2) above.

     Although the managing general partner has the ability to cause Alliance Resource Partners, the intermediate partnership and the operating subsidiary to engage in activities other than the production and marketing of coal, the managing general partner has no current plans to do so. The managing general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

POWER OF ATTORNEY

     Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to the managing general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for the qualification, continuance or dissolution of Alliance Resource Partners. The power of attorney also grants the authority for the amendment of, and to make consents and waivers under, the partnership agreement.

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CAPITAL CONTRIBUTIONS

     For a description of the initial capital contributions to be made to us, see "Prospectus Summary -- The Transactions." Unitholders are not obligated to make additional capital contributions, except as described below under "-- Limited Liability."

LIMITED LIABILITY

     Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

     - to remove or replace the general partners;

     - to approve some amendments to the partnership agreement; or

     - to take other action under the partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partners. This liability would extend to persons who transacts business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partners if a limited partner were to lose limited liability through any fault of the general partners. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of a claim in Delaware case law.

     Under the Delaware Act, a limited partnership may not make a distribution to a partner if after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from the partnership agreement.

     Our subsidiaries will initially conduct business in five states. Maintenance of limited liability for Alliance Resource Partners, as a limited partner of the intermediate partnership, may require compliance with legal requirements in the jurisdictions in which the intermediate partnership conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest in the intermediate partnership or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partners, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as

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the general partners under the circumstances. We will operate in a manner as the managing general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

ISSUANCE OF ADDITIONAL SECURITIES

     The partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by the managing general partner in its sole discretion without the approval of any limited partners. During the subordination period, however, except as set forth in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 4,484,668 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

     During the subordination period or thereafter, we may issue an unlimited number of common units as follows:

          (1) upon exercise of the underwriters' overallotment option;

          (2) upon conversion of the subordinated units;

          (3) under employee benefit plans;

          (4) upon conversion of the general partner interests and incentive distribution rights as a result of a withdrawal of the general partners;

          (5) in the event of a combination or subdivision of common units;

          (6) to finance an acquisition or a capital improvement that would have resulted, on a pro forma basis, in an increase in Adjusted Operating Surplus on a per unit basis for the preceding four-quarter period; or

          (7) to repay up to $40 million of debt, provided that the interest cost of such debt is greater than the cost of the additional distributions which would have been made on the newly issued units had these units been outstanding for the prior four-quarter period.

     It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of Available Cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

     In accordance with Delaware law and the provisions of the partnership agreement, we may also issue additional partnership securities interests that, in the sole discretion of the managing general partner, may have special voting rights to which the common units are not entitled.

     Upon issuance of additional partnership securities, other than upon exercise of the underwriters' over-allotment option, the general partners will be required to make additional capital contributions to the extent necessary to maintain their combined 2% general partner interest in us, the intermediate partnership and the operating subsidiary. Moreover, the general partners will have the right, which they may from time to time assign in whole or in part to any of their affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than the general partners and their affiliates, to the extent necessary to maintain their percentage interest, including their interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

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AMENDMENT OF THE PARTNERSHIP AGREEMENT

     Amendments to the partnership agreement may be proposed only by or with the consent of the managing general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, the managing general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment except as described below.

     Prohibited Amendments. No amendment may be made that would:

          (1) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

          (2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by Alliance Resource Partners to either of the general partners or any of their affiliates without the consent of the affected general partner, which may be given or withheld in its sole discretion;

          (3) change the term of Alliance Resource Partners;

          (4) provide that Alliance Resource Partners is not dissolved upon the expiration of its term or upon an election to dissolve Alliance Resource Partners by the managing general partner that is approved by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes; or

          (5) give any person the right to dissolve Alliance Resource Partners other than the managing general partner's right to dissolve Alliance Resource Partners with the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

The provision of the partnership agreement preventing the amendments having the effects described in clauses (1) - (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

     No Unitholder Approval. The managing general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

          (1) a change in the name of Alliance Resource Partners, the location of the principal place of business of Alliance Resource Partners, the registered agent or the registered office of Alliance Resource Partners;

          (2) the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;

          (3) a change that, in the sole discretion of the managing general partner, is necessary or advisable to qualify or continue the qualification of Alliance Resource Partners as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that none of Alliance Resource Partners, the intermediate partnership nor the operating subsidiary will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

          (4) an amendment that is necessary, in the opinion of counsel to Alliance Resource Partners, to prevent Alliance Resource Partners or the managing general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

          (5) subject to the limitations on the issuance of additional common units or other limited or general partner interests described above, an amendment that in the discretion of the managing

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

     general partner is necessary or advisable for the authorization of additional limited or general partner interests;

          (6) any amendment expressly permitted in the partnership agreement to be made by the managing general partner acting alone;

          (7) an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

          (8) any amendment that, in the discretion of the managing general partner, is necessary or advisable for the formation by Alliance Resource Partners of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

          (9) a change in the fiscal year or taxable year of Alliance Resource Partners and related changes; and

          (10) any other amendments substantially similar to any of the matters described in (1) - (9) above.

     In addition, the managing general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of the managing general partner:

          (1) do not adversely affect the limited partners in any material respect;

          (2) are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

          (3) are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which the managing general partner deems to be in the best interests of Alliance Resource Partners and the limited partners;

          (4) are necessary or advisable for any action taken by the managing general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

          (5) are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

     Opinion of Counsel and Unitholder Approval. The managing general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in Alliance Resource Partners being treated as an entity for federal income tax purposes if one of the amendments described above under "-- No Unitholder Approval" should occur. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the units unless Alliance Resource Partners obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner in Alliance Resource Partners or cause Alliance Resource Partners, the intermediate partnership or the operating subsidiary to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

     Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

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MERGER, SALE OR OTHER DISPOSITION OF ASSETS

     The managing general partner is generally prohibited, without the prior approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, from causing Alliance Resource Partners to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on behalf of Alliance Resource Partners the sale, exchange or other disposition of all or substantially all of the assets of the subsidiaries; provided that the managing general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of Alliance Resource Partners' assets without that approval. The managing general partner may also sell all or substantially all of Alliance Resource Partners' assets under a foreclosure or other realization upon the encumbrances above without that approval. Furthermore, provided that conditions specified in the partnership agreement are satisfied, the managing general partner may merge Alliance Resource Partners or any of its subsidiaries into, or convey some or all of their assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form of Alliance Resource Partners into another limited liability entity. The unitholders are not entitled to dissenters' rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of Alliance Resource Partners' assets or any other transaction or event.

TERMINATION AND DISSOLUTION

     We will continue until December 31, 2098, unless terminated sooner under the partnership agreement. We will dissolve upon:

          (1) the election of the managing general partner to dissolve us, if approved by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes;

          (2) the sale, exchange or other disposition of all or substantially all of the assets and properties of Alliance Resource Partners and the subsidiaries;

          (3) the entry of a decree of judicial dissolution of Alliance Resource Partners; or

          (4) the withdrawal or removal of the managing general partner or any other event that results in its ceasing to be the managing general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

     Upon a dissolution under clause (4), the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute Alliance Resource Partners and continue its business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as managing general partner an entity approved by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to receipt by Alliance Resource Partners of an opinion of counsel to the effect that:

          (1) the action would not result in the loss of limited liability of any limited partner; and

          (2) neither Alliance Resource Partners, the reconstituted limited partnership, nor the operating subsidiary would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

     Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of the managing general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy -- Distributions of Cash upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of

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time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNERS

     Except as described below, our managing general partner has agreed not to withdraw voluntarily as managing general partner of either Alliance Resource Partners or the intermediate partnership or as the managing member of the operating subsidiary prior to September 30, 2009 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partners and their affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2009, our managing general partner may withdraw as managing general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our managing general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partners and their affiliates. Our special general partner may withdraw as a general partner without unitholder approval at any time upon 90 day's written notice and furnishing an opinion of counsel regarding limited liability and tax matters. In addition, the partnership agreement permits the general partners in some instances to sell or otherwise transfer all of their general partner interests in Alliance Resource Partners without the approval of the unitholders. See
"-- Transfer of General Partner Interest and Incentive Distribution Rights." Our special general partner shall withdraw as a general partner at any time after a transfer of its general partner interest upon obtaining the consent of the managing general partner. If our special general partner is removed or withdraws and no successor is appointed, the managing general partner will continue the business of Alliance Resource Partners.

     Upon the withdrawal of the managing general partner under any circumstances, other than as a result of a transfer by the managing general partner of all or a part of its general partner interest in Alliance Resource Partners, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing managing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, Alliance Resource Partners will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue the business of Alliance Resource Partners and to appoint a successor managing general partner. See
"-- Termination and Dissolution."

     Neither the managing general partner nor the special general partner may be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by the general partners and their affiliates, and Alliance Resource Partners receives an opinion of counsel regarding limited liability and tax matters. Any removal of the managing general partner is also subject to the approval of a successor managing general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of an aggregate of 41.7% of the outstanding units by the special general partner gives it the practical ability to prevent its removal and the removal of the managing general partner.

     The partnership agreement also provides that if the managing general partner is removed as a general partner of Alliance Resource Partners under circumstances where cause does not exist and units held by the general partners and their affiliates are not voted in favor of that removal:

          (1) the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

          (2) any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

          (3) the managing general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

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     Withdrawal or removal of the managing general partner as a general partner of Alliance Resource Partners also constitutes withdrawal or removal, as the case may be, of the managing general partner as the managing general partner of the intermediate partnership and as managing member of the operating subsidiary.

     In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interests and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interests of the departing general partner and its incentive distribution rights for the fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

     If the above-described option is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

     In addition, Alliance Resource Partners will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner for the benefit of Alliance Resource Partners.

TRANSFER OF GENERAL PARTNER INTERESTS AND INCENTIVE DISTRIBUTION RIGHTS

     Except for transfer by either general partner of all, but not less than all, of its general partner interests in Alliance Resource Partners and the intermediate partnership and the managing interest in the operating subsidiary to:

          (a) an affiliate of either general partner; or

          (b) another person as part of the merger or consolidation of either of the general partners with or into another person or the transfer by either of the general partners of all or substantially all of their assets to another person, the general partners may not transfer all or any part of their general partner interest in Alliance Resource Partners and the intermediate partnership and the managing interest in the operating subsidiary to another person prior to September 30, 2009, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partners and their affiliates. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of the partnership agreement, furnish an opinion of counsel regarding limited liability and tax matters, agree to acquire all of the general partners' interests in the intermediate partnership and managing interest in the operating subsidiary and agree to be bound by the provisions of the partnership agreement of the intermediate partnership and the limited liability company agreement of the operating subsidiary. The general partners and their affiliates may at any time, however, transfer subordinated units to one or more persons, other than Alliance Resource Partners, without unitholder approval. At any time, the member(s) of either general partner may sell or transfer all or part of their member interests in the general partner to an affiliate without the approval of the unitholders. The managing general partner or its affiliates or a later holder may transfer its incentive distribution rights to an affiliate or another person as part of its merger or consolidation with or into, or sale of all or substantially all of its assets to, that person without the prior approval of the

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unitholders; provided that, in each case, the transferee agrees to be bound by the provisions of the partnership agreement. Prior to September 30, 2009, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units and subordinated units, voting as separate classes. On or after September 30, 2009, the incentive distribution rights will be freely transferable.

CHANGE OF MANAGEMENT PROVISIONS

     The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Alliance Resource Management GP as managing general partner of Alliance Resource Partners or otherwise change management. If any person or group other than the general partners and their affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partners or their affiliates and any transferees of that person or group approved by our managing general partner.

     The partnership agreement also provides that if the managing general partner is removed under circumstances where cause does not exist and units held by the general partners and their affiliates are not voted in favor of that removal:

          (1) the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

          (2) any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

          (3) the managing general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

LIMITED CALL RIGHT

     If at any time not more than 20% of the then-issued and outstanding limited partner interests of any class are held by persons other than the general partners and their affiliates, the managing general partner will have the right, which it may assign in whole or in part to any of its affiliates or to Alliance Resource Partners, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by the managing general partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of this purchase is the greater of:

          (1) the highest cash price paid by either of the general partners or any of their affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which the managing general partner first mails notice of its election to purchase those limited partner interests; and

          (2) the current market price as of the date three days before the date the notice is mailed.

     As a result of the managing general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See "Tax Considerations -- Disposition of Common Units."

MEETINGS; VOTING

     Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of limited partners of Alliance Resource Partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, shall be voted by the managing general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by the managing general partner on

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behalf of non-citizen assignees, the managing general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

     The managing general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by the managing general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

     Each record holder of a unit has a vote according to his percentage interest in Alliance Resource Partners, although additional limited partner interests having special voting rights could be issued. See "-- Issuance of Additional Securities." However, if at any time any person or group, other than the general partners and their affiliates, or a direct or subsequently approved transferee of the general partners or their affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as otherwise provided in the partnership agreement, subordinated units will vote together with common units as a single class.

     Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by Alliance Resource Partners or by the transfer agent.

STATUS AS LIMITED PARTNER OR ASSIGNEE

     Except as described above under "-- Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions.

     An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from Alliance Resource Partners, including liquidating distributions. The managing general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substitute limited partner at the written direction of the assignee. See "-- Meetings; Voting." Transferees who do not execute and deliver a transfer application will be treated neither as assignees nor as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. See "Description of the Common Units -- Transfer of Common Units."

NON-CITIZEN ASSIGNEES; REDEMPTION

     If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of the managing general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, the managing general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about this nationality, citizenship or other related status within 30 days after a request for the information or the managing general partner
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determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

INDEMNIFICATION

     Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

          (1) the general partners;

          (2) any departing general partner;

          (3) any person who is or was an affiliate of a general partner or any departing general partner;

          (4) any person who is or was a member, partner, officer, director, employee, agent or trustee of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner; or

          (5) any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.

     Any indemnification under these provisions will only be out of our assets. The general partners shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

BOOKS AND REPORTS

     The managing general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

     We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

     We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

RIGHT TO INSPECT ALLIANCE RESOURCE PARTNERS' BOOKS AND RECORDS

     The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

          (1) a current list of the name and last known address of each partner;

          (2) a copy of our tax returns;

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          (3) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

          (4) copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

          (5) information regarding the status of our business and financial condition; and

          (6) any other information regarding our affairs as is just and reasonable.

     The managing general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the managing general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

REGISTRATION RIGHTS

     Under the partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by the general partners or any of their affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partners as the general partners of Alliance Resource Partners. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. See "Units Eligible for Future Sale."

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                         UNITS ELIGIBLE FOR FUTURE SALE

     After the sale of the common units offered hereby, the special general partner will hold 6,413,075 (or 5,740,375 if the underwriters' over-allotment option is exercised in full) subordinated units. All of these subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

     The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an "affiliate" of Alliance Resource Partners may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

          (1) 1% of the total number of the securities outstanding; or

          (2) the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

     Sales under Rule 144 are also subject to specific manner of sale provisions, notice requirements and the availability of current public information about Alliance Resource Partners. A person who is not deemed to have been an affiliate of Alliance Resource Partners at any time during the three months preceding a sale, and who has beneficially owned his or her common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

     Prior to the end of the subordination period, Alliance Resource Partners may not issue equity securities of the partnership ranking prior or senior to the common units or an aggregate of more than 4,484,668 additional common units or an equivalent amount of securities ranking on a parity with the common units, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The 4,484,668 number is subject to adjustment in the event of a combination or subdivision of common units and shall exclude common units issued:

     - upon exercise of the underwriters' over-allotment option;

     - upon conversion of subordinated units;

     - in connection with Alliance Resource Partner's making acquisitions or capital improvements that are accretive to our cash flow on a per-unit basis;

     - under an employee benefit plan; or

     - upon conversion of the general partner interests and incentive distribution rights as a result of the withdrawal of the general partners.

     The partnership agreement provides that, after the subordination period, Alliance Resource Partners may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. The partnership agreement does not restrict Alliance Resource Partners' ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in Alliance Resource Partners represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See "The Partnership Agreement -- Issuance of Additional Securities."

     Under the partnership agreement, the general partners and their affiliates have the right to cause Alliance Resource Partners to register under the Securities Act and state laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow the general partners and their affiliates or their assignees holding any units to require

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registration of any of these units and to include any of these units in a registration by Alliance Resource Partners of other units, including units offered by Alliance Resource Partners or by any unitholder. Each general partner will continue to have these registration rights for two years following its withdrawal or removal as a general partner of Alliance Resource Partners. In connection with any registration of this kind, Alliance Resource Partners will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. Alliance Resource Partners will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, the general partners and their affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

     Alliance Resource Holdings, Alliance Resource Partners, various subsidiaries, the general partners and the officers and directors of the general partners have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any common units or subordinated units of Alliance Resource Partners or any securities convertible into or exchangeable for, or that represent the right to receive, common units or subordinated units or any securities that are senior to or on a parity with common units or grant any options or warrants to purchase common units or subordinated units, other than pursuant to our long-term incentive plan or the redemption of the subordinated units in the event the over-allotment option is exercised.

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                               TAX CONSIDERATIONS

     This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, to the extent set forth below under "-- Legal Opinions and Advice," expresses the opinion of Andrews & Kurth L.L.P., special counsel to the general partners and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect thereto. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to us are references to Alliance Resource Partners, the intermediate partnership and the operating subsidiary.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, IRAs, REITs or mutual funds. Accordingly, each prospective unitholder should consult, and should depend on, his or her own tax advisor in analyzing the federal, state, local and foreign tax consequences to him or her of the ownership or disposition of common units.

LEGAL OPINIONS AND ADVICE

     Counsel is of the opinion that, based on the accuracy of representations and covenants and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes:

          (1) Alliance Resource Partners, the intermediate partnership and the operating subsidiary will each be treated as a partnership; and

          (2) owners of common units, with some exceptions, as described in "-- Limited Partner Status" below, will be treated as partners of Alliance Resource Partners, but not in the intermediate partnership or the operating subsidiary.

In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, are the opinion of counsel.

     No ruling has been or will be requested from the IRS regarding our classification as a partnership for federal income tax purposes, whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code or any other matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, we cannot assure you that the opinions and statements made here would be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partners. Furthermore, we cannot assure you that the treatment of Alliance Resource Partners, or an investment in Alliance Resource Partners, will not be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

     For the reasons described below, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

          (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (see "-- Tax Consequences of Unit Ownership -- Treatment of Short Sales");

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          (2) whether a unitholder acquiring common units in separate transactions must maintain a single aggregate adjusted tax basis in his or her common units (see "-- Disposition of Common Units -- Recognition of Gain or Loss");

          (3) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "-- Disposition of Common Units -- Allocations Between Transferors and Transferees"); and

          (4) whether our method for depreciating Section 743 adjustments is sustainable (see "-- Tax Consequences of Unit Ownership -- Section 754 Election").

PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his or her allocable share of items of income, gain, loss and deduction of the partnership in computing his or her federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his or her partnership interest.

     No ruling has been or will be sought from the IRS and the IRS has made no determination as to the status of Alliance Resource Partners, the intermediate partnership or the operating subsidiary as partnerships for federal income tax purposes. Instead, we have relied on the opinion of counsel that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, each of Alliance Resource Partners, the intermediate partnership and the operating subsidiary will be classified as a partnership for federal income tax purposes.

     In rendering its opinion, counsel has relied on factual representations and covenants made by us and the general partners. The representations and covenants made by us and our general partners upon which counsel has relied are:

          (a) None of Alliance Resource Partners, the intermediate partnership or the operating subsidiary will elect to be treated as an association or corporation;

          (b) Alliance Resource Partners and the intermediate partnership will be operated in accordance with

             (1) all applicable partnership statutes,

             (2) the applicable partnership agreement, and

             (3) their description in this prospectus;

          (c) The operating subsidiary will be operated in accordance with

             (1) all applicable limited liability company statutes,

             (2) its limited liability company agreement, and

             (3) its description in this prospectus;

          (d) For each taxable year, more than 90% of our gross income will be derived from:

             (1) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas, its products and naturally occurring carbon dioxide, or

             (2) other items of income as to which counsel has or will opine are "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

     Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income
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for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation and marketing of coal, crude oil, natural gas and products thereof. Other types of qualifying income include interest (from other than a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partners and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our gross income constitutes qualifying income.

     If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Alliance Resource Partners so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

     If Alliance Resource Partners, the intermediate partnership or the operating subsidiary were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the unitholders, and its net income would be taxed to Alliance Resource Partners, the intermediate partnership or the operating subsidiary at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his or her common units, or taxable capital gain, after the unitholder's tax basis in his or her common units is reduced to zero. Accordingly, treatment of Alliance Resource Partners, the intermediate partnership or the operating subsidiary as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

     The discussion below is based on the assumption that we will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

     Unitholders who have become limited partners of Alliance Resource Partners will be treated as partners of Alliance Resource Partners for federal income tax purposes. Counsel is also of the opinion that

          (a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

          (b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Alliance Resource Partners for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel's opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.
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     A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his or her status as a partner with respect to these units for federal income tax purposes. See
"-- Tax Consequences of Unit Ownership -- Treatment of Short Sales."

     Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in Alliance Resource Partners for federal income tax purposes.

TAX CONSEQUENCES OF UNIT OWNERSHIP

     Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his or her income tax return his or her allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, a unitholder may be allocated income from us even if he or she has not received a cash distribution. Each unitholder will be required to include in income his or her allocable share of Alliance Resource Partners income, gain, loss and deduction for the taxable year of Alliance Resource Partners ending with or within the taxable year of the unitholder.

     Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his or her tax basis in his or her common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "-- Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partners, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he or she must recapture any losses deducted in previous years. See "-- Limitations on Deductibility of Losses."

     A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his or her share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his or her tax basis in his or her common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he or she will be treated as having been distributed his or her proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him or her. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under Section 751(b) of the Internal Revenue Code. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of
Section 751 Assets deemed relinquished in the exchange.

     Ratio of Taxable Income to Distributions. We estimate that a purchaser of common units in the offering who holds those common units from the date of closing of the offering through December 31, 2002, will be allocated an amount of federal taxable income for that period that will be less than 30% of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2002, the ratio of taxable income allocable to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax

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law and tax reporting positions that we intend to adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

     Basis of Common Units. A unitholder's initial tax basis for his or her common units will be the amount he or she paid for the common units plus his or her share of our nonrecourse liabilities. That basis will be increased by his or her share of our income and by any increases in his or her share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his or her share of our nonrecourse liabilities and by his or her share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt which is recourse to the general partners, but will have a share, generally based on his or her share of profits, of our nonrecourse liabilities. See
"-- Disposition of Common Units -- Recognition of Gain or Loss."

     Limitations on Deductibility of Losses. The deduction by a unitholder of his or her share of our losses will be limited to the tax basis in his or her units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his or her tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his or her at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his or her tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

     In general, a unitholder will be at risk to the extent of the tax basis of his or her units, excluding any portion of that basis attributable to his or her share of our nonrecourse liabilities, reduced by any amount of money he or she borrows to acquire or hold his or her units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his or her share of our nonrecourse liabilities.

     The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's income generated by us may be deducted in full when he or she disposes of his or her entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

     A unitholder's share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued that characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

     Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." As noted,
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a unitholder's share of our net passive income will be treated as investment income for this purpose. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

          (1) interest on indebtedness properly allocable to property held for investment;

          (2) our interest expense attributed to portfolio income; and

          (3) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

     The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

     Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partners or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

     Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partners and the unitholders in accordance with their particular percentage interests in us. At any time that distributions are made to the common units and not to the subordinated units, or that incentive distributions are made to the managing general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, the amount of that loss will be allocated first, to the general partners and the unitholders in accordance with their particular percentage interests in us to the extent of their positive capital accounts and, second, to the general partners.

     As required by Section 704(c) of the Internal Revenue Code and as permitted by its Regulations, specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the special general partner referred to in this discussion as "Contributed Property." The effect of these allocations to a unitholder will be essentially the same as if the tax basis of the Contributed Property were equal to its fair market value at the time of contribution. In addition, specified items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     Treasury regulations provide that an allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's

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distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in us, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to us, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

     Counsel is of the opinion that, with the exception of the issues described in "-- Tax Consequences of Unit Ownership -- Section 754 Election" and
"-- Disposition of Common Units -- Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction.

     Treatment of Short Sales. A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of ownership of those units. If so, he or she would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

     - any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

     - any cash distributions received by the unitholder for those units would be fully taxable; and

     - all of these distributions would appear to be treated as ordinary income.

     Unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. See also "-- Disposition of Common Units -- Recognition of Gain or Loss."

     Alternative Minimum Tax. Although it is not expected that we will generate significant tax preference items or adjustments, each unitholder will be required to take into account his or her distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.


     Tax Rates. In general the highest effective United States federal income tax rate for individuals for 1999 is 39.6% and the maximum United States federal income tax rate for net capital gains of an individual for 1999 is 20% if the asset disposed of was held for more than 12 months at the time of disposition.


     Section 754 Election. We intend to make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his or her purchase price. This election does not apply to a person who purchases common units directly from us. The
Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his or her share of our tax basis in our assets ("common basis") and (2) his or her Section 743(b) adjustment to that basis.

     Proposed Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we intend to do), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the
Section 704(c) built-in gain. Nevertheless, Proposed Treasury Regulation Section 1.197-2(g)(3) indicates that the Section 743(b) adjustment attributable to an amortizable Section 197 intangible should

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be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Although the proposed regulations under Section 743 will likely eliminate many of the problems if finalized in their current form, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment may differ from the methods and useful lives generally used to depreciate the common basis in these properties. Under our partnership agreement, the managing general partner is authorized to adopt a convention to preserve the uniformity of units even if that convention is not consistent with specified Treasury Regulations. See "-- Tax Treatment of Operations -- Uniformity of Units."

     Although counsel is unable to opine as to the validity of this approach, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the proposed regulations under
Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) and Proposed Treasury Regulation Section 1.197-2(g)(3), neither of which is expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. See "-- Tax Treatment of Operations -- Uniformity of Units."

     The allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment to goodwill not so allocated by us. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets.

     A Section 754 election is advantageous if the transferee's tax basis in his or her units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his or her share of our assets for purposes of calculating, among other items, his or her depreciation and depletion deductions and his or her share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his or her units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex and we will make them on the basis of assumptions as to the value of our assets and other matters. We cannot assure you that the determinations made by us will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

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TAX TREATMENT OF OPERATIONS

     Accounting Method and Taxable Year. We will use the year ending December 31 as our taxable year and we will adopt the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his or her allocable share of our income, gain, loss and deduction for our taxable year ending within or with his or her taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his or her units following the close of our taxable year but before the close of his or her taxable year must include his or her allocable share of our income, gain, loss and deduction in income for his or her taxable year, with the result that he or she will be required to include in income for his or her taxable year his or her share of more than one year of our income, gain, loss and deduction. See "-- Disposition of Common
Units -- Allocations Between Transferors and Transferees."

     Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of property contributed to us and the tax basis established for that property will be borne by the special general partner. See "-- Tax Consequences of Unit Ownership -- Allocation of Income, Gain, Loss and Deduction."

     To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We will not be entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property subsequently acquired or constructed by us may be depreciated using accelerated methods permitted by the Internal Revenue Code.

     If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture those deductions as ordinary income upon a sale of his or her interest in us. See "-- Tax Consequences of Unit Ownership -- Allocation of Income, Gain, Loss and Deduction" and "-- Disposition of Common Units -- Recognition of Gain or Loss."

     Costs incurred in organizing Alliance Resource Partners may be amortized over any period selected by us not shorter than 60 months. The costs incurred in promoting the issuance of units (i.e. syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon termination of Alliance Resource Partners. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized. Under recently adopted regulations, the underwriting discounts and commissions would be treated as a syndication cost.

     Coal Depletion. In general, we are entitled to depletion deductions with respect to coal mined from the underlying mineral property. We are generally entitled to the greater of cost depletion limited to the basis of our property or percentage depletion based on the gross income of our property. The percentage depletion rate for coal is 10%. In general, depletion deductions we claim will reduce the tax basis of the mineral property. However, depletion deductions can exceed the total tax basis of the mineral property. The excess of our percentage depletion deduction over the adjusted cost basis of the property at the end of the taxable year is subject to tax preference treatment in computing the alternative minimum tax. See "-- Tax Consequences of Unit Ownership -- Alternative Minimum Tax." Upon the disposition of the mineral property, a portion of the gain, if any, equal to the lesser of the deductions for depletion which reduce the adjusted tax basis of the mineral property plus deductible development and mining exploration expenses, or the amount of gain recognized upon the disposition, will be treated as ordinary income to us.

     A corporate partner's allocable share of the amount allowable as a percentage depletion deduction for any property will be reduced by 20% of the amount of the excess, if any, of that partner's allocable share

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of the amount of percentage depletion deductions for the taxable year over the adjusted tax basis of the mineral property as of the close of the taxable year.

     Mining Exploration and Development Expenditures. We will elect to currently deduct mining exploration expenditures that we pay or incur to determine the existence, location, extent or quality of coal deposits prior to the time the existence of coal in commercially marketable quantities has been disclosed.

     Amounts we deduct for mine exploration expenditures must be recaptured and included in our taxable income at the time a mine reaches the production stage, unless we elect to reduce future depletion deductions by the amount of the recapture. A mine reaches the producing stage when the major part of the coal production is obtained from working mines other than those opened for the purpose of development or the principal activity of the mine is the production of developed coal rather than the development of additional coal for mining. This recapture is accomplished through the disallowance of both cost and percentage depletion deductions on the particular mine reaching the producing stage. This disallowance of depletion deductions continues until the amount of adjusted exploration expenditures with respect to the mine have been fully recaptured. This recapture is not applied to the full amount of the previously deducted exploration expenditures. Instead, these expenditures are reduced by the amount of percentage depletion, if any, that was lost as a result of deducting these exploration expenditures.

     We will also generally deduct currently mine development expenditures incurred in making coal accessible for extraction, after the exploration process has disclosed the existence of coal in commercially marketable quantities. To increase the allowable percentage depletion deduction for a mine or mines, we may however, elect to defer mine development expenses and deduct them on a ratable basis as the coal benefitted by the expenses is sold. This election can be made on a mine-by-mine and year-by-year basis.

     Mine exploration and development expenditures are subject to recapture as ordinary income to the extent of any gain upon a sale or other disposition of our property or of your common units. See "-- Disposition of Common Units." Corporate unitholders are subject to an additional rule that requires them to capitalize a portion of their otherwise deductible mine exploration and development expenditures. Corporate unitholders, other than some S corporations, are required to reduce their otherwise deductible exploration expenditures by 30%. These capitalized mine exploration and development expenditures must be amortized over a 60 month period, beginning in the month paid or incurred, using a straight-line method and may not be treated as part of the basis of the property for purposes of computing depletion.

     When computing the alternative minimum tax, mine exploration and development expenditures are capitalized and deducted over a ten year period. Unitholders may avoid this alternative minimum tax adjustment of their mine exploration and development expenditures by electing to capitalize all or part of the expenditures and deducting them over ten years for regular income tax purposes. You may select the specific amount of these expenditures for which you wish to make this election.

     Sales of Coal Reserves. If we sell or otherwise dispose of coal reserves in a taxable transaction, we will recognize gain or loss measured by the difference between the amount realized, including the amount of any indebtedness assumed by the purchaser upon the disposition or to which the property is subject, and the adjusted tax basis of the property. Generally, the character of any gain or loss we recognize upon that disposition will depend upon whether we held the reserves:

          (i) for sale to customers in the ordinary course of business, i.e., we are a "dealer" with respect to the property;

          (ii) for "use in a trade or business" within the meaning of Section 1231 of the Internal Revenue Code; or

          (iii) as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code.

     In determining dealer status with respect to real estate, the courts have identified a number of factors for distinguishing between a particular property held for sale in the ordinary course of business and one

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held for investment. Any determination must be based on all the facts and circumstances surrounding the particular property and sale in question.

     We intend to hold coal reserves primarily for use in a trade or business and for the purpose of achieving long-term capital appreciation. Although the managing general partner may consider strategic sales of coal reserves consistent with achieving long-term capital appreciation, the managing general partner does not anticipate frequent sales. Thus, the managing general partner does not believe we will be viewed as a dealer. However, in light of the factual nature of this question, we cannot assure you that we will not be viewed by the IRS as a "dealer" in coal reserves.

     If we are not a dealer with respect to particular coal reserves and we have held the coal reserves for a one-year period primarily for use in a trade or business, the character of any gain or loss realized from the disposition of the coal reserves will be determined under Section 1231 of the Internal Revenue Code. Net Section 1231 gains are generally treated as long-term capital gain. If we have not held the coal reserves for more than one year at the time of sale, gain or loss from the sale will be ordinary.

     If we are not a dealer with respect to the coal reserves, and the coal reserves are not used in a trade or business, those coal reserves will be a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code. We will recognize gain or loss from the disposition of those coal reserves which will be taxable as capital gain or loss, and the character of this capital gain or loss as long-term or short-term will be based upon our holding period in this property at the time of its sale.

     Since amounts we realize upon the sale, exchange or other disposition of coal reserves may be used to reduce any liability to which the coal reserves are subject, it is possible, although not anticipated, that our gain on the sale of these reserves would exceed the distributive proceeds of the sale, and a unitholder's income taxes payable on the sale could exceed his distributive share of these proceeds.

     Uniformity of Units. Because we cannot match transferors and transferees of units, uniformity of the economic and tax characteristics of the units to a purchaser of these units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Proposed Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the units. See "-- Tax Consequences of Unit Ownership -- Section 754 Election."

     We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property or adjusted property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the proposed regulations under Section 743, but despite its inconsistency with Treasury Regulation Section 1.167(c)-1(a)(6) and Proposed Treasury Regulation
Section 1.197-2(g)(3), neither of which is expected to directly apply to a material portion of our assets. See "-- Tax Consequences of Unit
Ownership -- Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this type of position cannot reasonably be taken, we may adopt a depreciation and amortization convention under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this kind of an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This convention will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any units that
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would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this type of challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. See "-- Disposition of Common Units -- Recognition of Gain or Loss."

     Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

DISPOSITION OF COMMON UNITS

     Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his or her share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

     Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than his or her original cost.

     Should the IRS successfully contest our convention to amortize only a portion of the Section 743(b) adjustment, described under "-- Tax Consequences of Unit Ownership -- Section 754 Election," attributable to an amortizable
Section 197 intangible after a sale by the special general partner of units, a unitholder could realize additional gain from the sale of units than had our convention been respected. In that case, the unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to him or her of greater overall taxable income than appropriate. Counsel is unable to opine as to the validity of the convention but believes a contest by the IRS is unlikely because a successful contest could result in substantial additional deductions to other unitholders.

     Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed a maximum rate of 20%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by us. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the unit and may be recognized even if there is a net taxable loss realized on the sale of the unit. Deductions for mine exploration and development expenditures are also subject to recapture as ordinary income to the extent of any gain recognized on the sale or disposition of units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

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     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of common units, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock. It is not clear whether the ruling applies to us, because, similar to corporate stock, interests in us are evidenced by separate certificates. Accordingly, counsel is unable to opine as to the effect this ruling will have on the unitholders. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions should consult his or her tax advisor as to the possible consequences of this ruling.

     Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

          (1) a short sale;

          (2) an offsetting notional principal contract; or

          (3) a futures or forward contract with respect to the partnership interest or substantially identical property.

     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

     Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the NYSE on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

     A unitholder who owns units at any time during a quarter and who disposes of these units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

     Notification Requirements. A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen
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of the United States and who effects the sale or exchange through a broker.
Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

     Constructive Termination. Alliance Resource Partners, the intermediate partnership and the operating subsidiary will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. If we elect to be treated as a large partnership, which we do not currently intend to do, we will not terminate by reason of the sale or exchange of interests in us. A termination of Alliance Resource Partners will cause a termination of the intermediate partnership and the operating subsidiary. A termination of us will result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months' of our taxable income or loss being includable in his or her taxable income for the year of termination. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made after a termination, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

TAX-EXEMPT ORGANIZATIONS AND OTHER INVESTORS

     Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to the unitholder.

     A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

     Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States on account of ownership of units. As a consequence they will be required to file federal tax returns for their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income that is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to these partners. However, under rules applicable to publicly traded partnerships, we will withhold (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

     Because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that a corporation may be subject to United States branch profits tax a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of

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unitholder is subject to special information reporting requirements under
Section 6038C of the Internal Revenue Code.

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

     Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes each unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned earlier, to determine the unitholder's share of income, gain, loss and deduction. We cannot assure you that any of those conventions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those accounting and reporting conventions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

     The IRS may audit our federal income tax information returns. Adjustments resulting from any audit of this kind may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of that unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The partnership agreement appoints the managing general partner as the Tax Matters Partner of Alliance Resource Partners.

     The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, a unitholder will not have the right to participate in settlement conferences with the IRS or to seek a refund.

     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. However, if we elect to be treated as a large partnership, the unitholders would be required to treat all partnership items in a manner consistent with our return.

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     If we elect to be treated as a large partnership, each partner would take into account separately his share of the following items, determined at the partnership level:

          (1) taxable income or loss from passive loss limitation activities;

          (2) taxable income or loss from other activities (including portfolio income or loss);

          (3) net capital gains to the extent allocable to passive loss limitation activities and other activities;

          (4) tax exempt interest;

          (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities;

          (6) general credits;

          (7) low-income housing credit;

          (8) rehabilitation credit;

          (9) foreign income taxes;

          (10) credit for producing fuel from a nonconventional source; and

          (11) any other items the Secretary of Treasury deems appropriate.

Moreover, miscellaneous itemized deductions would not be passed through to the partners and 30% of those deductions would be used at the partnership level.

     A number of other changes have been made to the tax compliance and administrative rules relating to electing large partnerships. Adjustments relating to partnership items for a previous taxable year are generally taken into account by those persons who were partners in the previous taxable year. Each partner in an electing large partnership, however, must take into account his share of any adjustments to partnership items in the year that adjustments are made. Alternatively, an electing large partnership could elect to or, in some circumstances could be required to, directly pay the tax resulting from any adjustments of this kind. In either case, therefore, unitholders could bear significant costs associated with tax adjustments relating to periods predating their acquisition of units. It is not expected that we will elect to have the large partnership provisions apply to us because of the cost of their application.

     Nominee Reporting. Persons who hold an interest in Alliance Resource Partners as a nominee for another person are required to furnish to us:

          (a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

          (b) whether the beneficial owner is

             (1) a person that is not a United States person,

             (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

             (3) a tax-exempt entity;

          (c) the amount and description of units held, acquired or transferred for the beneficial owner; and

          (d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their
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own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

     Registration as a Tax Shelter. The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, the managing general partner, as the principal organizer of us, has applied to register us as a tax shelter with the Secretary of Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken.

     ISSUANCE OF THIS REGISTRATION NUMBER DOES NOT INDICATE THAT INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.

     We will furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his or her return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

     Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

          (1) for which there is, or was, "substantial authority"; or

          (2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

     More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

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STATE, LOCAL AND OTHER TAX CONSIDERATIONS

     In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his or her investment in us. We will initially own property or do business in Illinois, Indiana, Kentucky, Maryland, Oklahoma and West Virginia. Each of these states currently imposes a personal income tax. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Specifically, Indiana requires us to withhold Indiana income taxes on a nonresident's distributive share of our income. Kentucky has proposed withholding amendments to its statutes but these proposals have not been enacted. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See "-- Tax Consequences of Unit Ownership -- Entity-Level Collections." Based on current law and our estimate of our future operations, the managing general partner anticipates that any amounts required to be withheld will not be material. We may also own property or do business in other states in the future.

     IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO INVESTIGATE THE LEGAL AND TAX CONSEQUENCES, UNDER THE LAWS OF PERTINENT STATES AND LOCALITIES, OF HIS OR HER INVESTMENT IN US. ACCORDINGLY, EACH PROSPECTIVE UNITHOLDER SHOULD CONSULT, AND MUST DEPEND UPON, HIS OR HER OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THOSE MATTERS. FURTHER, IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO FILE ALL STATE AND LOCAL, AS WELL AS UNITED STATES FEDERAL TAX RETURNS THAT MAY BE REQUIRED OF HIM OR HER. COUNSEL HAS NOT RENDERED AN OPINION ON THE STATE OR LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN US.

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       INVESTMENT IN ALLIANCE RESOURCE PARTNERS BY EMPLOYEE BENEFIT PLANS

     An investment in Alliance Resource Partners by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

          (a) whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

          (b) whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

          (c) whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

     The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in Alliance Resource Partners is authorized by the appropriate governing instrument and is a proper investment for the plan.

     Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibits employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

     In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in Alliance Resource Partners, be deemed to own an undivided interest in the assets of Alliance Resource Partners, with the result that the general partners also would be fiduciaries of the plan and the operations of Alliance Resource Partners would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

     The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things,

          (a) the equity interests acquired by employee benefit plans are publicly offered securities -- i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws,

          (b) the entity is an "operating company,"-- i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries, or

          (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by the general partners, their affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

     Alliance Resource Partners' assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

     Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each of the underwriters named below have severally agreed to purchase, and Alliance Resource Partners has agreed to sell to the underwriters, the number of common units set forth opposite the name of the underwriters.

                                                                NUMBER OF
NAME                                                           COMMON UNITS
----                                                           ------------
Salomon Smith Barney Inc....................................
Morgan Stanley & Co. Incorporated...........................
A.G. Edwards & Sons, Inc....................................
Lehman Brothers Inc.........................................
                                                                ---------
     Total..................................................    8,969,335
                                                                =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the over-allotment option described below) if they purchase any of the common units.

     The underwriters, for whom Salomon Smith Barney Inc., Morgan Stanley & Co. Incorporated, A.G. Edwards & Sons, Inc. and Lehman Brothers Inc. are acting as representatives, propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus and some of the common units to dealers at the public offering price
less a concession not in excess of $     per common unit. The underwriters may
allow, and the dealers may reallow, a concession not in excess of $     per
common unit on sales to other dealers. If all of the common units are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised Alliance Resource Partners that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     Alliance Resource Partners has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,345,400 additional common units at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will be obligated, subject to conditions, to purchase a number of additional common units approximately proportionate to the underwriter's initial purchase commitment.

     Alliance Resource Holdings, Alliance Resource Partners, various subsidiaries, the general partners and the officers and directors of the general partners have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any common units or subordinated units of Alliance Resource Partners or any securities convertible into or exchangeable for, or that represent a right to receive, common units or subordinated units or any securities that are senior to or on a parity with the common units or grant any options or warrants to purchase common units or subordinated units, other than pursuant to our long-term incentive plan or the redemption of the subordinated units in the event the over-allotment option is exercised.

     Prior to this offering, there has been no public market for the common units. Consequently, the initial public offering price will be negotiated by the managing general partner and the representatives. Among the factors to be considered in determining the initial public offering price of the common units, in addition to prevailing market conditions, will be Alliance Resource Partners' pro forma historical performance, estimates of the business potential and earnings prospects of Alliance Resource Partners, an assessment of Alliance Resource Partners' management and consideration of the above factors in relation to market value of companies in related businesses.

     The common units have been approved for quotation on the Nasdaq National Market under the symbol "ARLP."

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by Alliance Resource Partners in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common units.

                                                           PAID BY ALLIANCE RESOURCE PARTNERS
                                                           -----------------------------------
                                                            NO EXERCISE         FULL EXERCISE
                                                           -------------       ---------------
Per common unit..........................................     $                    $
Total....................................................     $                    $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common units in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common units in excess of the number of common units to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of bids or purchases of common units made for the purpose of preventing or retarding a decline in the market price of the common units while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common units to be higher than the price that otherwise would exist in the open market in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Because the National Association for Securities Dealers, Inc., or the NASD, views the common units offered hereby as an interest in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.


     The underwriters have reserved for sale, at the initial public offering price, up to 157,894 common units for officers and directors of our general partners and affiliates that we have designated and who have expressed an interest in purchasing our common units. The number of common units available for sale to the general public in this offering will be reduced to the extent those persons purchase the reserved common units. Any reserved common units not so purchased will be offered to the general public on the same basis as other common units offered hereby. Alliance Resource Holdings is making short-term loans to a number of these designated purchasers to fund their purchase of the common units. See "Certain Relationships and Related
Transactions -- Relationship with Alliance Resource Holdings".



     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2,720,000.


     Alliance Resource Holdings, Alliance Resource Partners, the general partners and various subsidiaries have agreed to indemnify the several underwriters against various liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     Some of the underwriters engage in transactions with, and, from time to time, have performed services for, the managing general partner and its subsidiaries in the ordinary course of business and have received customary fees for performing these services. Salomon Smith Barney Inc. and Lehman Brothers Inc. are acting as placement agents in connection with the private placement of the senior notes for which they will receive customary compensation. Citicorp USA, Inc., an affiliate of Salomon Smith Barney, Inc., will be a lender under the senior credit facility to be entered into by the special general partner and assumed by the intermediate partnership. In addition, Lehman Brothers Inc. has provided and will continue to provide general investment banking and financial advisory services to the managing general partner and its subsidiaries for which it has received and will continue to receive customary compensation.

                          VALIDITY OF THE COMMON UNITS

     The validity of the common units will be passed upon for Alliance Resource Partners by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS


     The combined balance sheets of Alliance Resource Group as of December 31, 1997 and 1998 and the related combined statements of income and cash flows for the seven months ended July 31, 1996 (predecessor), the five months ended December 31, 1996 and the years ended December 31, 1997 and 1998 (successor) and the balance sheet of Alliance Resource Partners, L.P. as of May 17, 1999 and the balance sheet of Alliance Resource GP, LLC as of May 17, 1999 and the balance sheet of Alliance Resource Management GP, LLC as of July 19, 1999 included in this prospectus and in the Registration Statement filed with the Securities and Exchange Commission for the registration of common units representing limited partner interests offered hereby, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in the Registration Statement, and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.


     The reserve report and estimates of our proven and probable coal reserves included in this prospectus have, to the extent described in this prospectus, been prepared by us and audited by Weir International Mining Consultants. A summary of these estimates contained in the coal reserve audit summary report of Weir International Mining Consultants has been included in this prospectus as Appendix E in reliance upon that firm as an experts with respect to the measurement of coal reserves.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1, regarding the common units offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Alliance Resource Partners and the common units offered hereby in this prospectus, you may desire to review the registration statement, including its exhibits and schedules. You may desire to review the full text of any contracts, agreements or other documents filed as exhibits to the registration statement for a more complete description of the matter involved. The registration statement, including the exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or from the SEC's web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

     As a result of the offering, we will file periodic reports and other information with the SEC. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or obtained from the SEC's web site on the Internet at http://www.sec.gov.

     We intend to furnish our unitholders annual reports containing audited financial statements and furnish or make available quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year of Alliance Resource Partners.

                           FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including "may," "believe," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
ALLIANCE RESOURCE PARTNERS, L.P.
  UNAUDITED PRO FORMA FINANCIAL STATEMENTS:
     Introduction...........................................  F-2
     Unaudited Pro Forma Balance Sheet at March 31, 1999....  F-3
     Unaudited Pro Forma Statement of Operations -- Year
      Ended December 31, 1998...............................  F-4
     Unaudited Pro Forma Statement of Operations -- Three
      Months Ended March 31, 1999...........................  F-5
     Notes to Unaudited Pro Forma Financial Statements......  F-6
ALLIANCE RESOURCE GROUP
  UNAUDITED COMBINED INTERIM FINANCIAL STATEMENTS:
     Combined Balance Sheet at March 31, 1999...............  F-9
     Combined Statements of Income for the Three Months
      Ended March 31, 1998 and 1999.........................  F-10
     Combined Statements of Cash Flows for the Three Months
      Ended March 31, 1998 and 1999.........................  F-11
     Notes to the Unaudited Combined Financial Statements...  F-12
ALLIANCE RESOURCE GROUP
  AUDITED COMBINED FINANCIAL STATEMENTS:
     Independent Auditors' Report...........................  F-13
     Combined Balance Sheets at December 31, 1997 and
      1998..................................................  F-14
     Combined Statements of Income for the Seven Months
      Ended July 31, 1996 (predecessor), the Five Months
      Ended December 31, 1996, and the Years Ended December
      31, 1997 and 1998 (successor).........................  F-15
     Combined Statements of Cash Flows for the Seven Months
      Ended July 31, 1996 (predecessor), the Five Months
      Ended December 31, 1996, and the Years Ended December
      31, 1997 and 1998 (successor).........................  F-16
     Notes to Combined Financial Statements.................  F-17
ALLIANCE RESOURCE MANAGEMENT GP, LLC
  AUDITED BALANCE SHEET:
     Independent Auditors' Report...........................  F-28
     Balance Sheet at July 19, 1999.........................  F-29
     Note to Balance Sheet..................................  F-30
ALLIANCE RESOURCE GP, LLC
  AUDITED BALANCE SHEET:
     Independent Auditors' Report...........................  F-31
     Balance Sheet at May 17, 1999..........................  F-32
     Note to Balance Sheet..................................  F-33
ALLIANCE RESOURCE PARTNERS, L.P.
  AUDITED BALANCE SHEET:
     Independent Auditors' Report...........................  F-34
     Balance Sheet at May 17, 1999..........................  F-35
     Note to Balance Sheet..................................  F-36

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     Following are the unaudited pro forma financial statements of Alliance Resource Partners, L.P. ("Alliance Resource Partners"), a newly formed limited partnership, as of March 31, 1999 and for the year ended December 31, 1998 and the three months ended March 31, 1999. The unaudited pro forma balance sheet assumes that the offering and the transactions occurred as of March 31, 1999, and the statements of operations assume the offering and transactions occurred on January 1, 1998. These transaction adjustments are presented in the notes to the unaudited pro forma financial statements. The unaudited pro forma financial statements and accompanying notes should be read together with the Financial Statements and related notes included elsewhere in this Prospectus.

     Alliance Resource Partners believes that the accounting treatment used to reflect these transactions provides a reasonable basis on which to present this unaudited pro forma financial data. The pro forma balance sheet and the pro forma statements of operations are unaudited and were derived by adjusting the historical financial statements of Alliance Resource Partners. Alliance Resource Partners is providing unaudited pro forma financial statements for informational purposes only. They should not be construed as indicative of Alliance Resource Partners' financial position or results of operations had the transactions been consummated on the dates assumed. Moreover, they do not project Alliance Resource Partners' financial position or results of operations for any future date or period.

                        ALLIANCE RESOURCE PARTNERS, L.P.

                       UNAUDITED PRO FORMA BALANCE SHEET
                                 MARCH 31, 1999
                             (DOLLARS IN THOUSANDS)


                                                                           OFFERING AND
                                                                           TRANSACTIONS      PRO FORMA
                                                               ACTUAL      ADJUSTMENTS      AS ADJUSTED
                                                              --------     ------------     -----------
                                                ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................                $ 179,387(A)     $ 36,523
                                                                              180,000(B)
                                                                               48,619(C)
                                                                              (48,619)(C)
                                                                              (19,361)(D)
                                                                             (309,753)(E)
                                                                                6,250(E)

  U.S. Treasury Notes.......................................                   48,619(C)       48,619
  Trade receivables.........................................  $ 37,166        (37,166)(F)          --
  Income tax receivable.....................................       508           (508)(F)          --
  Inventories...............................................    22,322                         22,322
  Advance royalties.........................................     2,499                          2,499
  Prepaid expenses and other assets.........................       887                            887
                                                              --------                       --------
        Total current assets................................    63,382                        110,850
                                                              --------                       --------
PROPERTY, PLANT AND EQUIPMENT, AT COST......................   244,866                        244,866
LESS - ACCUMULATED DEPRECIATION, DEPLETION AND
  AMORTIZATION..............................................   (77,354)                       (77,354)
                                                              --------                       --------
                                                               167,512                        167,512
                                                              --------                       --------
OTHER ASSETS:
  Advance royalties.........................................     8,375                          8,375
  Deferred financing costs, net.............................         0          4,025(D)        4,025
  Coal supply agreements, net...............................    23,163                         23,163
  Other long-term assets....................................     1,866                          1,866
                                                              --------                       --------
                                                              $264,298                       $315,791
                                                              ========                       ========

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
  Current maturities, long-term debt........................  $    350                       $    350
  Accounts payable..........................................    24,094                         24,094
  Accrued taxes other than income taxes.....................     5,018                          5,018
  Accrued payroll and related expenses......................     9,970                          9,970
  Workers' compensation and pneumoconiosis benefits.........     4,848                          4,848
  Other current liabilities.................................     6,101                          6,101
                                                              --------                       --------
        Total current liabilities...........................    50,381                         50,381
                                                              --------                       --------
LONG-TERM LIABILITIES:
  Long-term debt, excluding current maturities..............     1,727        180,000(B)      230,346
                                                                               48,619(C)
  Deferred income taxes.....................................     3,315         (3,315)(F)           0
  Accrued pneumoconiosis benefits...........................    22,456                         22,456
  Workers' compensation.....................................    13,480                         13,480
  Reclamation and mine closing..............................    12,824                         12,824
  Other liabilities.........................................     5,255                          5,255
                                                              --------                       --------
        Total liabilities...................................   109,438                        334,742
                                                              --------                       --------
EQUITY
  Net Parent Investment.....................................   154,860       (154,860)(G)          --
  Common units (8,969,335 common units).....................        --        179,387(A)      164,051
                                                                              (15,336)(D)
  Subordinated units (6,413,075 subordinated units).........        --        147,633(G)      147,633
  General partners interest.................................        --          7,227(G)     (330,635)
                                                                             (309,753)(E)
                                                                                6,250(E)
                                                                              (34,359)(F)
                                                              --------                       --------
        Total equity (deficit)..............................   154,860                        (18,951)
                                                              --------                       --------
                                                              $264,298                       $315,791
                                                              ========                       ========


             See Notes to Unaudited Pro Forma Financial Statements

                        ALLIANCE RESOURCE PARTNERS, L.P.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1998
                             (DOLLARS IN THOUSANDS)


                                                                   OFFERING AND
                                                                   TRANSACTIONS        PRO FORMA
                                                         ACTUAL    ADJUSTMENTS        AS ADJUSTED
                                                        --------   ------------       -----------
SALES AND OPERATING REVENUES:
  Coal sales..........................................  $357,440                      $   357,440
  Other sales and operating revenues..................     4,453                            4,453
                                                        --------                      -----------
          Total revenues..............................   361,893                          361,893
                                                        --------                      -----------
EXPENSES:
  Operating expenses..................................   237,576                          237,576
  Outside purchases...................................    51,151                           51,151
  General and administrative..........................    15,301                           15,301
  Depreciation, depletion and amortization............    39,838                           39,838
  Interest expense....................................       169     $19,092(H,I)          19,261
  Unusual item........................................     5,211                            5,211
                                                        --------                      -----------
          Total operating expenses....................   349,246                          368,338
                                                        --------                      -----------
INCOME (LOSS) FROM OPERATIONS.........................    12,647                           (6,445)
OTHER INCOME (EXPENSE)................................      (113)                            (113)
                                                        --------                      -----------
INCOME (LOSS) BEFORE INCOME TAXES.....................    12,534                           (6,558)
INCOME TAX EXPENSE....................................     3,866      (3,866)(J,K)             --
                                                        --------                      -----------
NET INCOME (LOSS).....................................  $  8,668                      $    (6,558)
                                                        ========
GENERAL PARTNER'S INTEREST IN NET LOSS................                                       (131)
                                                                                      -----------
LIMITED PARTNERS' INTEREST IN NET LOSS................                                $    (6,427)
                                                                                      ===========
NET LOSS PER UNIT.....................................                                $     (0.42)
                                                                                      ===========
WEIGHTED AVERAGE LIMITED PARTNERS' UNITS
  OUTSTANDING(L)......................................                                 15,382,410
                                                                                      ===========


             See Notes to Unaudited Pro Forma Financial Statements

                        ALLIANCE RESOURCE PARTNERS, L.P.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1999
                             (DOLLARS IN THOUSANDS)


                                                                    OFFERING AND
                                                                    TRANSACTIONS        PRO FORMA
                                                          ACTUAL    ADJUSTMENTS        AS ADJUSTED
                                                          -------   ------------       -----------
SALES AND OPERATING REVENUES:
  Coal sales............................................  $82,798                      $    82,798
  Other sales and operating revenues....................      264                              264
                                                          -------                      -----------
          Total revenues................................   83,062                           83,062
                                                          -------                      -----------
EXPENSES:
  Operating expenses....................................   56,843                           56,843
  Outside purchases.....................................    8,464                            8,464
  General and administrative............................    3,549                            3,549
  Depreciation, depletion and amortization..............    9,933                            9,933
  Interest expense......................................       40     $ 4,773(H,I)           4,813
                                                          -------                      -----------
          Total operating expenses......................   78,829                           83,602
                                                          -------                      -----------
INCOME (LOSS) FROM OPERATIONS...........................    4,233                             (540)
OTHER INCOME............................................       41                               41
                                                          -------                      -----------
INCOME (LOSS) BEFORE INCOME TAXES.......................    4,274                             (499)
INCOME TAX EXPENSE......................................    1,305      (1,305)(J,K)             --
                                                          -------                      -----------
NET INCOME (LOSS).......................................  $ 2,969                             (499)
                                                          =======
GENERAL PARTNER'S INTEREST IN NET LOSS..................                                       (10)
                                                                                       -----------
LIMITED PARTNERS' INTEREST IN NET LOSS..................                               $      (489)
                                                                                       ===========
NET LOSS PER UNIT.......................................                               $      (.03)
                                                                                       ===========
WEIGHTED AVERAGE LIMITED PARTNERS' UNITS
  OUTSTANDING(L)........................................                                15,382,410
                                                                                       ===========


             See Notes to Unaudited Pro Forma Financial Statements

                        ALLIANCE RESOURCE PARTNERS, L.P.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS
                      DECEMBER 31, 1998 AND MARCH 31, 1999


     The pro forma financial statements are based upon the historical financial position and results of operations of the wholly owned subsidiaries of Alliance Resource Holdings (the "Alliance Resource Group" or the "Group") that will be contributed to Alliance Resource Partners, L.P. ("Alliance Resource Partners"), a newly formed limited partnership. Alliance Resource Partners will include all the assets and liabilities of the entities currently included in Alliance Resource Group's historical financial statements, except for approximately $37,166,000 of trade receivables, $508,000 of income tax receivable, and $3,315,000 of deferred income tax liabilities. The assets and liabilities of Alliance Resource Group will be transferred at historical cost to Alliance Resource Partners, L.P.


     The pro forma financial statements reflect the simultaneous closing of the following transactions: (i) the public offering by Alliance Resource Partners of 8,969,335 Common Units at the initial public offering price of $20.00 per Common Unit resulting in aggregate gross proceeds to Alliance Resource Partners of $179,387,000, (ii) the issuance by Alliance Resource Partners of 6,413,075 Subordinated Units to Alliance Resource GP, LLC, the special general partner of Alliance Resource Partners, (iii) the purchase by the managing general partner of its general partner interests in exchange for approximately $6.3 million,
(iv) the issuance by Alliance Resource Partners of an aggregate 2% general partner interest to the general partners, (v) the assumption by a subsidiary of Alliance Resource Partners of $180,000,000 of senior unsecured notes (the "Notes") from the special general partner, (vi) the assumption by a subsidiary of Alliance Resource Partners from the special general partner of $100,000,000 of bank credit facilities, of which $48,619,000 will be drawn down under the term loan facility, (vii) the purchase by Alliance Resource Partners of $48,619,000 of U.S. Treasury Notes, (viii) receipt by the special general partner of and ultimate distribution to Alliance Resource Holdings of approximately $309,753,000, representing both amounts borrowed and retained by the special general partner as well as a distribution from Alliance Resource Partners, and (ix) the payment of underwriting fees and commissions, and other fees and expenses associated with the transactions, expected to be approximately $19,361,000.

     Upon completion of the offering, Alliance Resource Partners anticipates incurring incremental general and administrative costs (e.g. cost of tax return preparation and quarterly reports to unitholders, investor relations and registrar and transfer agent fees) at an annual rate of approximately $1,000,000. The pro forma financial statements do not reflect any adjustments for these estimated incremental costs.

     The adjustments are based upon currently available information and certain estimates and assumptions, and therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial statements. The unaudited pro forma financial statements do not purport to present the financial position or results of operations of Alliance Resource Partners had the transactions to be effected at the closing actually been completed as of the dates indicated.

OFFERING AND TRANSACTIONS ADJUSTMENTS

     The pro forma offering and transaction adjustments have been prepared as if the transactions had taken place on March 31, 1999, in the case of the pro forma balance sheet, or as of January 1, 1998 in case of the pro forma statements of operations for the year ended December 31, 1998 and the three month period ended March 31, 1999.

BALANCE SHEET

(A) Reflects the proceeds to Alliance Resource Partners of $179,387,000 from the issuance and sale of 8,969,335 Common Units at an assumed initial public offering price of $20.00 per unit.

                        ALLIANCE RESOURCE PARTNERS, L.P.

(B) Reflects the proceeds from the private placement of senior unsecured notes of $180,000,000 at an assumed annual interest rate of 8.31%.

(C) Reflects the proceeds from the term loan facility of $48,619,000 and the corresponding purchase of U.S. Treasury Notes of $48,619,000.

(D) Reflects the payment of debt financing and underwriting commissions and fees of $4,025,000 and $15,336,000, respectively. The debt financing fees will be capitalized as deferred financing costs, and the syndication fees will be allocated to the common units.

(E) Represents receipt by the special general partner of, and ultimate distribution to Alliance Resource Holdings of approximately $309,753,000, representing both amounts borrowed and retained by the special general partner, including $6,250,000 of consideration paid by the managing general partner for its general partner interest, as well as a distribution from Alliance Resource Partners.


(F) Represents the retention by Alliance Resource Holdings of trade receivables of $37,166,000, an income tax receivable of $508,000, and deferred income taxes of $3,315,000.



(G) Represents the allocation of the net assets of the Group of $154,860,000, of which $147,633,000 is allocated to the subordinated unitholders and $7,227,000 to the general partners.


STATEMENTS OF OPERATIONS

(H) Reflects interest expense for the year ended December 31, 1998 and the three months ended March 31, 1999 as if the senior unsecured notes were issued and the term loan was drawn down on January 1, 1998. The pro forma interest expense applicable to Alliance Resource Partners is as follows (in thousands):

                                                                                 THREE MONTHS
                                                                  YEAR ENDED        ENDED
                                                                 DECEMBER 31,     MARCH 31,
                                                                     1998            1999
                                                                 ------------    ------------
   Pro Forma Interest Expense
     Notes ($180,000 principal balance), at an assumed annual
        interest rate of 8.31%.................................    $14,958          $3,739
     Bank Debt ($48,619 principal drawn under term loan
        facility) at an assumed annual interest rate of
        6.81%..................................................      3,311             828
     Fee on the unused portion of the working capital facility
        and revolving credit facility ($50,000 unused portion)
        at an assumed annual rate of 0.75%.....................        375              94
                                                                   -------          ------
     Pro Forma Interest Expense................................    $18,644          $4,661

(I) Reflects the amortization of deferred debt offering fees and expenses for the year ended December 31, 1998 and the three months ended March 31, 1999 as if the senior unsecured notes were issued and the term loan was drawn down on January 1, 1998. The pro forma amortization of

                        ALLIANCE RESOURCE PARTNERS, L.P.

       deferred debt offering fees and expenses applicable to Alliance Resource Partners is as follows (in thousands):

                                                                                 THREE MONTHS
                                                                  YEAR ENDED        ENDED
                                                                 DECEMBER 31,     MARCH 31,
                                                                     1998            1999
                                                                 ------------    ------------
   Pro Forma Amortization Expense
     Amortization of $2,673 deferred financing fees over 15
        year term for the senior unsecured notes...............      $178            $ 45
     Amortization of $1,352 deferred financing fees over 5 year
        term for the bank debt.................................       270              67
                                                                     ----            ----
     Pro Forma Amortization Expense............................      $448            $112


(J) Represents the retention by Alliance Resource Holdings of income taxes of $3,866,000 for the year ended December 31, 1998, and $1,305,000 for the three months ended March 31, 1999.


(K) Pro forma net income excludes federal and state income taxes as income taxes will be the responsibility of the unitholders and not Alliance Resource Partners.

(L) The weighted average limited partners' units outstanding used in the income (loss) per unit calculation includes the limited partners' Common and Subordinated Units and excludes the general partners' interest.


SUPPLEMENTAL DISCLOSURE



       The proceeds from the term loan facility will be immediately invested in U.S. Treasury Notes. In calculating pro forma net loss, we have not included interest income from the U.S. Treasury Notes. Assuming the U.S. Treasury Notes were purchased on January 1, 1998 the pro forma interest income applicable to Alliance Resources Partners for the year ended December 31, 1998 and the three months ended March 31, 1999 is as follows (in thousands):




                                                                                 THREE MONTHS
                                                                  YEAR ENDED        ENDED
                                                                 DECEMBER 31,     MARCH 31,
                                                                     1998            1999
                                                                 ------------    ------------
   Pro Forma Interest Income
     One year U.S. Treasury Notes -- $8,050 bearing interest at
        an assumed annual rate of 4.94%........................     $  398           $ 99
     Two year U.S. Treasury Notes -- $40,569 bearing interest
        at an assumed annual rate of 5.44%.....................      2,207            552
                                                                    ------           ----
     Pro Forma Interest Income.................................     $2,605           $651

                            ALLIANCE RESOURCE GROUP

                             COMBINED BALANCE SHEET
                           MARCH 31, 1999 (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)

                                     ASSETS


CURRENT ASSETS:
  Trade receivables.........................................  $ 37,166
  Income tax receivable.....................................       508
  Inventories...............................................    22,322
  Advance royalties.........................................     2,499
  Prepaid expenses and other assets.........................       887
                                                              --------
          Total current assets..............................    63,382
                                                              --------
PROPERTY, PLANT AND EQUIPMENT, AT COST......................   244,866
LESS ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION...   (77,354)
                                                              --------
                                                               167,512
                                                              --------
OTHER ASSETS:
  Advance royalties.........................................     8,375
  Coal supply agreements, net...............................    23,163
  Other long-term assets....................................     1,866
                                                              --------
                                                              $264,298
                                                              ========

                LIABILITIES AND NET PARENT INVESTMENT

CURRENT LIABILITIES:
  Current maturities, long-term debt........................  $    350
  Accounts payable..........................................    24,094
  Accrued taxes other than income taxes.....................     5,018
  Accrued payroll and related expenses......................     9,970
  Workers' compensation and pneumoconiosis benefits.........     4,848
  Other current liabilities.................................     6,101
                                                              --------
          Total current liabilities.........................    50,381
                                                              --------
LONG-TERM LIABILITIES:
  Long-term debt, excluding current maturities..............     1,727
  Deferred income taxes.....................................     3,315
  Accrued pneumoconiosis benefits...........................    22,456
  Workers' compensation.....................................    13,480
  Reclamation and mine closing..............................    12,824
  Other liabilities.........................................     5,255
                                                              --------
          Total liabilities.................................   109,438
COMMITMENTS AND CONTINGENCIES
NET PARENT INVESTMENT.......................................   154,860
                                                              --------
                                                              $264,298
                                                              ========


             See notes to unaudited combined financial statements.

                            ALLIANCE RESOURCE GROUP

                         COMBINED STATEMENTS OF INCOME
             THREE MONTHS ENDED MARCH 31, 1998 AND 1999 (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)


                                                                  MARCH 31,
                                                              -----------------
                                                               1998      1999
                                                              -------   -------
SALES AND OPERATING REVENUES:
  Coal sales................................................  $87,226   $82,798
  Other sales and operating revenues........................    1,096       264
                                                              -------   -------
          Total revenues....................................   88,322    83,062
EXPENSES:
  Operating expenses........................................   58,480    56,843
  Outside purchases.........................................   11,048     8,464
  General and administrative................................    4,187     3,549
  Depreciation, depletion and amortization..................    9,857     9,933
  Interest expense..........................................       44        40
                                                              -------   -------
          Total operating expenses..........................   83,616    78,829
                                                              -------   -------
INCOME FROM OPERATIONS......................................    4,706     4,233
OTHER INCOME................................................      112        41
                                                              -------   -------
INCOME BEFORE INCOME TAXES..................................    4,818     4,274
INCOME TAX EXPENSE..........................................    1,494     1,305
                                                              -------   -------
NET INCOME..................................................  $ 3,324   $ 2,969
                                                              =======   =======


             See notes to unaudited combined financial statements.

                            ALLIANCE RESOURCE GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
             THREE MONTHS ENDED MARCH 31, 1998 AND 1999 (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)


                                                                  MARCH 31,
                                                              ------------------
                                                                1998      1999
                                                              --------   -------
CASH FLOW FROM OPERATING ACTIVITIES
  Net income................................................  $  3,324   $ 2,969
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation, depletion and amortization...............     9,857     9,933
     Deferred income taxes..................................      (437)     (590)
     Reclamation and mine closings..........................       204        87
     Other..................................................        44        15
  Changes in operating assets and liabilities, net of
     effects from 1998 purchase of coal business:
     Trade receivables......................................   (12,680)   (5,898)
     Income tax receivable/payable..........................      (586)       (5)
     Inventories............................................    (4,069)   (2,267)
     Advance royalties......................................      (100)      507
     Accounts payable.......................................     6,233      (433)
     Accrued taxes other than income taxes..................         2       492
     Accrued payroll and related benefits...................       926       701
     Accrued pneumoconiosis benefits........................       263       223
     Workers' compensation..................................        44      (454)
     Other..................................................     1,038       983
                                                              --------   -------
          Total net adjustments.............................       739     3,294
                                                              --------   -------
          Net cash provided by operating activities.........     4,063     6,263
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payment for purchase of business..........................    (7,310)       --
  Direct acquisition costs..................................      (821)       --
  Purchase of property, plant and equipment.................    (5,185)   (5,738)
  Proceeds from sale of property, plant and equipment.......         4       353
                                                              --------   -------
          Net cash used in investing activities.............   (13,312)   (5,385)
                                                              --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Contribution (return) of capital to Parent................     9,249      (878)
                                                              --------   -------
          Net cash provided by (used in) financing
           activities.......................................     9,249      (878)
                                                              --------   -------
NET CHANGE IN CASH AND BALANCE AT END OF PERIOD.............  $     --   $    --
                                                              ========   =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid through Parent..........................  $  2,517   $ 1,900
                                                              ========   =======


             See notes to unaudited combined financial statements.

                            ALLIANCE RESOURCE GROUP

              NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS
                   THREE MONTHS ENDED MARCH 31, 1998 AND 1999

1. BASIS OF PRESENTATION

     In the opinion of management, the accompanying unaudited combined financial statements of Alliance Resource Group (the "Group") include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position at March 31, 1999, and the results of operations and cash flows for the three-month periods ended March 31, 1998 and 1999. The results of operations for interim periods are not indicative of the results for a full year.

     For a summary of significant accounting policies and additional financial information, see the Group's combined financial statements which are included in this Prospectus.

2. COMMITMENTS AND CONTINGENCIES

     Parent Company Debt -- The stock of the entities included in the accompanying combined financial statements is pledged as collateral on debt of $127,432,000 at March 31, 1999 for Alliance Resource Holdings, the parent of the Group.


     Transloading Facility Dispute -- The Group is currently involved in litigation with Seminole Electric Cooperative with respect to a long-term contract for the transloading of coal from rail to barge through the Group's terminal in Indiana. Seminole has filed a lawsuit to terminate this contract and is seeking declaratory judgment as to the damages owed to the Group. The provisions of the contract stipulate the calculation of damages to be paid in the event of breach. Rather than pay the amount of damages stipulated, Seminole is seeking the court's agreement that the proper damage award should be calculated based on our loss of net profits from the terminal for the term of the agreement. The Group fully intends to pursue the damages stipulated in the contract.



     Seminole has ceased transloading any coal shipments through this terminal and is transporting coal deliveries under the supply contract through other means. The Group is currently exploring alternative uses for this terminal, including shipping different products to other customers or selling the terminal. The Group intends to vigorously defend its contract rights and believes it will prevail in the determination of the amount of damages Seminole owes under the contract and believes those damages will be in excess of the carrying value of this terminal.


     General Litigation -- The Group is involved in various lawsuits, claims and regulatory proceedings incidental to its business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Group's business, combined financial position or results of operations.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Alliance Resource Group:

     We have audited the accompanying combined balance sheets of Alliance Resource Group (the "Group") as of December 31, 1997 and 1998, and the related combined statements of income and cash flows for the seven months ended July 31, 1996 (predecessor), the five months ended December 31, 1996 and the years ended December 31, 1997 and 1998 (successor). These combined financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Alliance Resource Group at December 31, 1997 and 1998, and the results of their operations and their cash flows for the seven months ended July 31, 1996 (predecessor), the five months ended December 31, 1996, and the years ended December 31, 1997 and 1998, (successor), in conformity with generally accepted accounting principles.

     As discussed in Note 1, effective August 1, 1996, the combined entities of Alliance Resource Group became wholly owned by Alliance Resource Holdings in a business combination accounted for using the purchase method of accounting and the purchase price was allocated to the assets acquired and liabilities assumed based on fair values. Accordingly, the predecessor combined financial statements for the seven months ended July 31, 1996, are not necessarily comparable to the successor financial statements subsequent to August 1, 1996.

Deloitte & Touche LLP
Tulsa, Oklahoma
May 14, 1999

                            ALLIANCE RESOURCE GROUP

                            COMBINED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1998
                             (AMOUNTS IN THOUSANDS)

                                     ASSETS

                                                                1997       1998
                                                              --------   --------
CURRENT ASSETS:
  Trade receivables.........................................  $ 31,497   $ 31,268
  Income tax receivable.....................................     2,985        503
  Inventories...............................................    13,981     20,055
  Advance royalties.........................................     2,370      2,501
  Prepaid expenses and other assets.........................       891      1,456
                                                              --------   --------
          Total current assets..............................    51,724     55,783
                                                              --------   --------

PROPERTY, PLANT AND EQUIPMENT AT COST.......................   189,982    240,294
LESS ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION...   (36,300)   (69,158)
                                                              --------   --------
                                                               153,682    171,136
                                                              --------   --------
OTHER ASSETS:
  Advance royalties.........................................     9,590      8,880
  Coal supply agreements, net...............................    29,813     24,062
  Other long-term assets....................................     1,039      1,235
                                                              --------   --------
                                                              $245,848   $261,096
                                                              ========   ========

                      LIABILITIES AND NET PARENT INVESTMENT

CURRENT LIABILITIES:
  Current maturities, long-term debt........................  $    350   $    350
  Accounts payable..........................................    20,488     24,527
  Accrued taxes other than income taxes.....................     3,389      4,526
  Accrued payroll and related expenses......................     8,566      9,269
  Workers' compensation and pneumoconiosis benefits.........     4,792      4,707
  Other current liabilities.................................     3,840      5,302
                                                              --------   --------
          Total current liabilities.........................    41,425     48,681
                                                              --------   --------
LONG-TERM LIABILITIES:
  Long-term debt, excluding current maturities..............     1,866      1,687
  Deferred income taxes.....................................     3,622      3,906
  Accrued pneumoconiosis benefits...........................    17,416     22,233
  Workers' compensation.....................................    13,095     13,934
  Reclamation and mine closing..............................     5,439     12,824
  Other liabilities.........................................     4,166      5,062
                                                              --------   --------
          Total liabilities.................................    87,029    108,327
COMMITMENTS AND CONTINGENCIES
NET PARENT INVESTMENT.......................................   158,819    152,769
                                                              --------   --------
                                                              $245,848   $261,096
                                                              ========   ========

                  See notes to combined financial statements.

                            ALLIANCE RESOURCE GROUP

                         COMBINED STATEMENTS OF INCOME
     SEVEN MONTHS ENDED JULY 31, 1996 (PREDECESSOR), THE FIVE MONTHS ENDED DECEMBER 31, 1996 AND THE YEARS ENDED DECEMBER 31, 1997 AND 1998 (SUCCESSOR)
                             (AMOUNTS IN THOUSANDS)

                                                 PREDECESSOR                SUCCESSOR
                                                 ------------   ----------------------------------
                                                 SEVEN MONTHS   FIVE MONTHS        YEARS ENDED
                                                    ENDED          ENDED          DECEMBER 31,
                                                   JULY 31,     DECEMBER 31,   -------------------
                                                     1996           1996         1997       1998
                                                 ------------   ------------   --------   --------
SALES AND OPERATING REVENUES:
  Coal sales...................................    $184,067       $133,870     $305,270   $357,440
  Other sales and operating revenues...........       7,509          4,391        8,550      4,453
                                                   --------       --------     --------   --------
          Total revenues.......................     191,576        138,261      313,820    361,893
                                                   --------       --------     --------   --------
EXPENSES:
  Operating expenses...........................     110,723         79,155      197,422    237,576
  Outside purchases............................      45,716         34,675       49,800     51,151
  General and administrative...................       7,263          5,890       15,417     15,301
  Depreciation, depletion and amortization.....       7,700         11,943       33,667     39,838
  Interest expense.............................          --             --           29        169
  Unusual item.................................          --             --           --      5,211
                                                   --------       --------     --------   --------
          Total operating expenses.............     171,402        131,663      296,335    349,246
                                                   --------       --------     --------   --------
INCOME FROM OPERATIONS.........................      20,174          6,598       17,485     12,647
OTHER INCOME (EXPENSE).........................          --            289          520       (113)
                                                   --------       --------     --------   --------
INCOME BEFORE INCOME TAXES.....................      20,174          6,887       18,005     12,534
INCOME TAX EXPENSE (BENEFIT)...................       5,469           (922)       4,288      3,866
                                                   --------       --------     --------   --------
NET INCOME.....................................    $ 14,705       $  7,809     $ 13,717   $  8,668
                                                   ========       ========     ========   ========

                  See notes to combined financial statements.

                            ALLIANCE RESOURCE GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
     SEVEN MONTHS ENDED JULY 31, 1996 (PREDECESSOR), THE FIVE MONTHS ENDED DECEMBER 31, 1996 AND THE YEARS ENDED DECEMBER 31, 1997 AND 1998 (SUCCESSOR)
                             (AMOUNTS IN THOUSANDS)

                                                    PREDECESSOR                    SUCCESSOR
                                                    ------------   ------------------------------------------
                                                    SEVEN MONTHS   FIVE MONTHS            YEARS ENDED
                                                       ENDED          ENDED              DECEMBER 31,
                                                      JULY 31,     DECEMBER 31,   ---------------------------
                                                        1996           1996           1997           1998
                                                    ------------   ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income......................................    $ 14,705       $  7,809       $ 13,717       $  8,668
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation, depletion and amortization......       7,700         11,943         33,667         39,838
    Deferred income taxes.........................        (207)        (4,586)        (1,937)        (1,750)
    Reclamation and mine closings.................         195            100            339            705
    Coal inventory adjustment to market...........          --             --            547          1,743
    Other.........................................      (2,019)             3            134             34
  Changes in operating assets and liabilities, net
    of effects from 1998 purchase of coal
    business:
    Trade receivables.............................         353           (614)        11,955            229
    Income tax receivable/payable.................         770            554         (3,539)         2,482
    Inventories...................................       1,401          1,455         (4,229)        (6,563)
    Advance royalties.............................      (2,334)           419          1,856            579
    Accounts payable..............................          88          5,651         (6,216)         2,296
    Accrued taxes other than income taxes.........         (79)           506            293          1,137
    Accrued payroll and related benefits..........         824            463          1,666            491
    Due to MAPCO Inc..............................      (8,614)            --             --             --
    Accrued pneumoconiosis benefits...............        (230)           (20)           209            839
    Workers' compensation.........................       4,130             22            903            817
    Other.........................................          (5)          (686)         3,860         (1,048)
                                                      --------       --------       --------       --------
         Total net adjustments....................       1,973         15,210         39,508         41,829
                                                      --------       --------       --------       --------
         Net cash provided by operating
           activities.............................      16,678         23,019         53,225         50,497
                                                      --------       --------       --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payment for purchase of business................          --             --             --         (7,310)
  Direct acquisition costs........................                                                     (821)
  Purchase of property, plant and equipment.......     (16,678)       (13,011)       (22,436)       (27,669)
  Proceeds from sale of property, plant and
    equipment.....................................          --             14             49            185
                                                      --------       --------       --------       --------
         Net cash used in investing activities....     (16,678)       (12,997)       (22,387)       (35,615)
                                                      --------       --------       --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividend to Parent..............................          --         (7,700)       (13,795)        (8,642)
  Initial capital contribution by Parent..........          --          9,099             --             --
  Return of capital to Parent.....................          --        (11,421)       (17,043)        (5,890)
  Payments on long-term debt......................          --             --             --           (350)
                                                      --------       --------       --------       --------
         Net cash used in financing activities....          --        (10,022)       (30,838)       (14,882)
                                                      --------       --------       --------       --------
NET CHANGE IN CASH AND BALANCE AT END OF PERIOD...    $     --       $     --       $     --       $     --
                                                      ========       ========       ========       ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid through Parent (Note 8).......    $  4,906       $  3,110       $  9,764       $  3,135
                                                      ========       ========       ========       ========
  Issuance of promissory note for acquisition of
    minerals and other assets.....................    $     --       $     --       $  2,186       $     --
                                                      ========       ========       ========       ========

                  See notes to combined financial statements.

                            ALLIANCE RESOURCE GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS
 SEVEN MONTHS ENDED JULY 31, 1996 (PREDECESSOR), THE FIVE MONTHS ENDED DECEMBER
      31, 1996 AND THE YEARS ENDED DECEMBER 31, 1997 AND 1998 (SUCCESSOR)

1. ORGANIZATION

     The combined financial statements represent the results of the following companies (collectively the "Group") which are wholly owned by Alliance Resource Holdings ("ACC" or "Parent"):

     - MAPCO Coal Inc.
     - Webster County Coal Corporation
     - White County Coal Corporation
     - Mettiki Coal Corporation
     - Mettiki Coal Corporation (West Virginia)
     - Pontiki Coal Corporation
     - MC Mining, Inc.
     - Hopkins County Coal LLC
     - Mt. Vernon Coal Transfer Company
     - MAPCO Land & Development Corporation
     - Excel Mining, LLC
     - Gibson County Coal Corporation
     - Garrett County Coal Corporation

     The Group produces and markets coal from six mining complexes in Kentucky, Maryland and Illinois. Five of these mining complexes are underground and one has both surface and underground mines. The Group also operates a rail-to-barge coal transloading terminal on the Ohio River in Indiana and conducts a coal brokerage operation for customers and other coal suppliers. Steam coal is sold primarily to electric utilities located in the eastern United States and, to a lesser extent, Europe. Metallurgical coal is purchased and sold through its coal brokerage operation to steel and coke producers located primarily in the United States, South America, the Far East, Europe and Northern Africa.

     The Group's operations, except for the Hopkins County Coal operations which were acquired in 1998 by ACC (Note 3), represent the majority of the coal operations formerly owned by MAPCO Inc. ("MAPCO"). ACC is owned by the Beacon Energy Investors II, LLC, MPC Partners, LP and certain members of management and was formed to acquire a majority of MAPCO's coal operations. ACC purchased the coal operations of MAPCO, effective August 1, 1996, in a business combination using the purchase method of accounting and the purchase price was allocated to the assets acquired and the liabilities assumed based on their fair values. Accordingly, the predecessor combined financial statements for the seven months ended July 31, 1996 are not necessarily comparable to the successor and combined financial statements in subsequent periods.

     ACC intends to contribute the net assets of the Group to Alliance Resource Partners, L.P. in connection with its initial public offering of common units. The assets and liabilities of Alliance Resource Group will be transferred at historical cost to Alliance Resource Partners, L.P.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Combination -- The combined financial statements include the accounts and operations of the entities listed in Note 1. All intercompany accounts and transactions have been eliminated.

     Estimates -- The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the combined financial statements. Actual results could differ from those estimates.

                            ALLIANCE RESOURCE GROUP

     Fair Value of Financial Instruments -- The carrying amount for trade receivables and accounts payable approximates fair value because of the short maturity of those instruments. The carrying amount of long-term debt is a reasonable estimate of its fair value. The fair value of long-term debt is based on interest rates that are currently available to the Group for issuance of debt with similar terms and remaining maturities.

     Cash Management -- The Group participated in the cash management program of ACC subsequent to August 1, 1996 and MAPCO prior to August 1, 1996. At the end of each business day, the operating cash accounts for the Group are swept to the related operating cash accounts maintained by the treasury function for MAPCO (predecessor) and ACC (successor). The Company reclassified cash overdrafts of $3,802,000 and $6,308,000 as of December 31, 1997 and 1998, respectively, to accounts payable on the combined balance sheets.

     Inventories -- Inventories are stated at the lower of cost or market on a first-in, first-out basis.

     Property, Plant and Equipment -- Property, plant, and equipment were presented at fair value at August 1, 1996. Additions and replacements constituting improvements are capitalized. Maintenance, repairs, and minor replacements are expensed as incurred. Depreciation and amortization is computed principally on the straight-line method based upon the estimated useful lives of the assets or the estimated life of each mine (9 to 15 years at revaluation date of August 1, 1996), whichever is less and for 5 years on certain assets related to the 1998 business acquisition. Depreciable lives for mining equipment and processing facilities range from 1 to 15 years. Depreciable lives for land and land improvements range from 5 to 15 years. Depreciable lives for buildings, office equipment and improvements range from 1 to 13 years. Gains or losses arising from retirements are included in current operations.

     Depletion of mineral rights is provided on the basis of tonnage mined in relation to estimated recoverable tonnage.

     Long-Lived Assets -- The Group reviews the carrying value of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based upon estimated undiscounted future cash flows. The amount of an impairment is measured by the difference between the fair value of the asset based on cash flows from that asset, discounted at a rate commensurate with the risk involved and the carrying value.

     Advance Royalties -- Rights to coal mineral leases are often acquired through advance royalty payments. Management assesses the recoverability of royalty prepayments based on estimated future production and capitalizes these amounts accordingly. Royalty prepayments expected to be recouped within one year are classified as a current asset. As mining occurs on those leases, the royalty prepayments are included in the cost of mined coal. Royalty prepayments estimated to be nonrecoverable are expensed.

     Coal Supply Agreements -- Effective August 1, 1996, a portion of the acquisition costs was allocated to coal supply agreements. This allocated cost is being amortized on the basis of coal shipped in relation to total coal to be supplied during the periods that contract prices exceed spot prices. The amortization periods end on various dates from September 2002 to December 2005. Accumulated amortization for coal supply agreements was $8,650,000 and $14,401,000 at December 31, 1997 and 1998, respectively.

     Reclamation and Mine Closing Costs -- Estimates of the cost of future mine reclamation and closing procedures of currently active mines are recorded on a present value basis. Those costs relate to sealing portals at underground mines and to reclaiming the final pit and support acreage at surface mines. Other costs common to both types of mining are related to removing or covering refuse piles and settling ponds and dismantling preparation plants and other facilities and roadway infrastructure. Ongoing reclamation costs principally involve restoration of disturbed land and are expensed as incurred during the mining process. For the Predecessor, reclamation and mine closing costs were accrued based on coal production over the estimated lives of the respective mines.

                            ALLIANCE RESOURCE GROUP

     Workers' Compensation and Pneumoconiosis ("Black Lung") Benefits -- The Group is self-insured for workers' compensation benefits, including black lung benefits. The Group accrues a workers' compensation liability for the estimated present value of current and future workers' compensation benefits based on actuarial valuations.

     Income Taxes -- The Group's operations are included in the consolidated U.S. income tax returns of MAPCO (predecessor) and ACC (successor). The Group has provided for income taxes on its separate taxable income and other tax attributes. Deferred income taxes are computed based on recognition of future tax expense or benefits, measured by enacted tax rates, that are attributable to taxable or deductible temporary differences between financial statement and income tax reporting bases of assets and liabilities.

     Revenue Recognition -- Revenues are recognized when coal is shipped from the mine. Revenues not arising from coal sales, which primarily consist of transloading fees, are included in operating revenues and are recognized as services are performed.

     Comprehensive Income -- In 1998, the Group adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income
(loss) and its components in a full set of general purpose financial statements. The adoption of this standard had no impact on the Group's financial statements.

     New Accounting Standards -- During 1998, the Group adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use and requires that entities capitalize certain internal-use software costs once certain criteria are met. The adoption of this standard did not have a material impact on the combined financial statements.

     Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), requires publicly-held companies to report financial and descriptive information about operating segments in financial statements issued to shareholders for interim and annual periods. SFAS No. 131 also requires additional disclosures with respect to products and services, geographic areas of operation, and major customers. The Group adopted SFAS No. 131 effective January 1998. The Group has no reportable segments due to its operations consisting solely of producing and marketing coal, and the Group has disclosed major customer sales information (Note 13) and geographic areas of operation (Note 14) in accordance with SFAS No. 131.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Group has not determined the impact on its financial statements that may result from adoption of SFAS 133, which is required no later than January 1, 2000.

3. BUSINESS ACQUISITION

     Effective January 23, 1998, the Parent acquired substantially all of the assets and assumed certain liabilities, excluding working capital, of a company's west Kentucky coal operations, now Hopkins County Coal LLC for cash of approximately $7,310,000 and direct acquisition costs of $821,000. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values of $25,320,000 and $17,189,000, respectively. The results of operations are included in the Group's combined financial statements from the acquisition date and are not considered significant.

                            ALLIANCE RESOURCE GROUP

4. UNUSUAL ITEM

     In response to market conditions, one of the Group's operating mines ceased operations and terminated substantially all of its workforce in September 1998. Management planned to maintain the mine in an indefinite idle status pending improvement in market conditions. Shortly after the mine closure, the mine executed a new long term coal supply contract and the mine resumed production in late November 1998. During the idle status period, the mine incurred a net loss of approximately $5,211,000 consisting of estimated amounts for increased workers' compensation claims of $1,200,000 and severance payments consistent with the Federal Worker Adjustment and Returning Notification, or "WARN" Act, of $1,200,000 as well as the costs associated with maintaining the idled mine of $2,811,000.

5. INVENTORIES

     Inventories consist of the following at December 31, (in thousands):

                                                               1997      1998
                                                              -------   -------
Coal........................................................  $ 8,261   $14,308
Supplies....................................................    5,720     5,747
                                                              -------   -------
                                                              $13,981   $20,055
                                                              =======   =======

6. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following at December 31, (in thousands):

                                                                1997       1998
                                                              --------   --------
Mining equipment and processing facilities..................  $173,925   $218,199
Land and mineral rights.....................................    10,214     11,947
Buildings, office equipment and improvements................     4,620      7,387
Construction in progress....................................     1,223      2,761
                                                              --------   --------
                                                               189,982    240,294
Less accumulated depreciation, depletion and amortization...   (36,300)   (69,158)
                                                              --------   --------
                                                              $153,682   $171,136
                                                              ========   ========

7. LONG-TERM DEBT

     Long-term debt consists of the following at December 31, (in thousands):

                                                               1997     1998
                                                              ------   ------
Promissory note, net of discount of $935 and $764 at
  December 31, 1997 and 1998, respectively..................  $2,216   $2,037
Less current maturities.....................................    (350)    (350)
                                                              ------   ------
                                                              $1,866   $1,687
                                                              ======   ======

     During 1997, the Group acquired certain minerals and other assets primarily financed through the issuance of a non-interest bearing promissory note for $3.15 million payable in annual installments of $350,000 through 2006. The Group discounted the promissory note at an imputed interest rate of 8%.

                            ALLIANCE RESOURCE GROUP

8. INCOME TAXES

     The Group recognizes a deferred tax asset for the future tax benefits attributable to deductible temporary differences and other credit carryforwards to the extent that realization of such benefits is more likely than not. Realization of these future tax benefits is dependent on the Group's ability to generate future taxable income. Management believes that future taxable income will be sufficient to recognize only a portion of the tax benefits and has established a valuation allowance. There can be no assurance, however, that the Group will generate sufficient taxable earnings in the future.

     Due to the Group's inclusion in its Parent's consolidated U.S. income tax returns, the Parent has allocated alternative minimum tax to the Group. The Group has alternative minimum tax credit carryforwards of $2,361,000 at December 31, 1998 that are available for use in the Parent's consolidated U.S. income tax returns in future periods. A valuation allowance has been established for the total estimated future tax effects of the alternative minimum tax credit carryforwards due to the utilization on future U.S. income tax returns not being considered more likely than not.

     The tax effects of significant items comprising the Group's net deferred tax liability are as follows at December 31, (in thousands):

                                                                1997       1998
                                                              --------   --------
Deferred tax liabilities:
  Differences between book and tax basis of property........  $ 12,825   $ 18,489
  Differences between book and tax basis of advance
     royalties..............................................     1,533      1,238
  Other.....................................................     1,806      2,601
                                                              --------   --------
     Deferred tax liability.................................  $ 16,164   $ 22,328
                                                              --------   --------
Deferred tax assets:
  Accrued workers' compensation and pneumoconiosis
     benefits...............................................  $ 12,418   $ 14,856
  Accrued reclamation and mine closing......................     2,176      5,520
  Accrued expenses not currently deductible.................     3,579      4,349
  Coal supply agreements....................................     4,673      5,838
  Alternative minimum tax credit carryforwards for future
     use in parent tax returns..............................     1,576      2,361
  Other.....................................................       115         --
                                                              --------   --------
                                                                24,537     32,924
  Valuation allowance.......................................   (11,995)   (14,502)
                                                              --------   --------
     Deferred tax asset.....................................    12,542     18,422
                                                              --------   --------
     Net deferred tax liability.............................  $  3,622   $  3,906
                                                              ========   ========

                            ALLIANCE RESOURCE GROUP

     Income before income taxes is derived from domestic operations. Significant components of income taxes are as follows (in thousands):

                                    PREDECESSOR                    SUCCESSOR
                                    ------------   ------------------------------------------
                                    SEVEN MONTHS   FIVE MONTHS            YEARS ENDED
                                       ENDED          ENDED              DECEMBER 31,
                                      JULY 31,     DECEMBER 31,   ---------------------------
                                        1996           1996           1997           1998
                                    ------------   ------------   ------------   ------------
Current:
  Federal.........................     $5,104        $ 3,258        $ 5,184        $ 4,815
  State...........................        572            406          1,041            801
                                       ------        -------        -------        -------
                                        5,676          3,664          6,225          5,616
Deferred:
  Federal.........................       (181)        (4,013)        (1,695)        (1,531)
  State...........................        (26)          (573)          (242)          (219)
                                       ------        -------        -------        -------
                                         (207)        (4,586)        (1,937)        (1,750)
                                       ------        -------        -------        -------
Income tax expense (benefit)......     $5,469        $  (922)       $ 4,288        $ 3,866
                                       ======        =======        =======        =======

     A reconciliation of the statutory U.S. federal income tax rate and the Group's effective income tax rate is as follows:

                                    PREDECESSOR                    SUCCESSOR
                                    ------------   ------------------------------------------
                                    SEVEN MONTHS   FIVE MONTHS            YEARS ENDED
                                       ENDED          ENDED              DECEMBER 31,
                                      JULY 31,     DECEMBER 31,   ---------------------------
                                        1996           1996           1997           1998
                                    ------------   ------------   ------------   ------------
Statutory rate....................       35%            35%            35%            35%
Increase (decrease) resulting
  from:
  Excess of tax over book
     depletion....................      (12)           (41)           (21)           (29)
  Alternative minimum tax credit
     carryforwards................       --              5              7              6
  State income taxes, net of
     federal benefit..............        3              4              4              4
  Valuation allowance.............       --            (17)            (3)            14
  Other...........................        1              1              2              1
                                        ---            ---            ---            ---
Effective income tax rate.........       27%           (13)%           24%            31%
                                        ===            ===            ===            ===

9. EMPLOYEE BENEFIT PLANS

     Defined Contribution Plans -- Prior to August 1, 1996, the Group's employees participated in a defined contribution profit sharing and savings plan sponsored by MAPCO which covered substantially all full-time employees. The plan provisions were similar to the provisions of the plan sponsored by the Group discussed below.

     The Group's employees currently participate in a defined contribution profit sharing and savings plan sponsored by the Group, which covers substantially all full-time employees. Plan participants may elect to make voluntary contributions to this plan up to a specified amount of their compensation. The Group makes contributions based on matching 75% of employee contributions up to 3% of their annual compensation as well as an additional 25% after 3% of employees annual compensation. Additionally, the Group contributes a defined percentage of eligible earnings for employees not covered by the defined benefit plan described below. The Group's expense for the profit sharing and savings plan for the seven

                            ALLIANCE RESOURCE GROUP
months ended July 31, 1996 that was allocated by MAPCO was $631,000. The Group's expense for its plan was approximately $378,000 for the five months ended December 31, 1996, $1,542,000 and $1,944,000 for the years ended December 31, 1997 and 1998, respectively.

     Defined Benefit Plans -- Prior to August 1, 1996, the Group participated in MAPCO's defined benefit plan, which covered substantially all employees at the mining operations. Total accrued pension benefit included in the Group's operating expenses was allocated to the Group by MAPCO based on its proportional number of employees participating in the plans. The allocated net pension benefit included in operating expenses for the seven months ended July 31, 1996 was approximately $1,919,000. The allocated pension benefit was settled through the intercompany account with the Parent. The Group did not participate in a defined benefit plan during the five months ended December 31, 1996. Effective January 1, 1997, the Group established a defined benefit plan covering substantially all employees at the mining operations of the Group. The benefit formula for this plan is a fixed dollar unit based on years of service.

     The following sets forth changes in benefit obligations and plan assets for the years ended December 31, 1997 and 1998 and the funded status of the plans reconciled with amounts reported in the Group's combined financial statements at December 31, (dollars in thousands):

                                                               1997      1998
                                                              -------   -------
CHANGE IN BENEFIT OBLIGATIONS:
  Benefit obligations at beginning of year..................  $    --   $ 3,501
  Service cost..............................................    2,715     2,980
  Interest cost.............................................       36       240
  Prior service cost recognized.............................      477        --
  Actuarial loss............................................      273       166
  Benefits paid.............................................       --      (145)
                                                              -------   -------
  Benefit obligation at end of year.........................  $ 3,501   $ 6,742
                                                              -------   -------
CHANGE IN PLAN ASSETS:
  Employer contribution.....................................  $    --   $ 2,940
  Actual return on plan assets..............................       --       116
  Benefits paid.............................................       --      (145)
                                                              -------   -------
  Fair value of plan assets at end of year..................       --     2,911
                                                              -------   -------
  Funded status.............................................   (3,501)   (3,831)
  Unrecognized prior service cost...........................      429       380
  Unrecognized actuarial loss...............................      273       459
                                                              -------   -------
          Net amount recognized.............................  $(2,799)  $(2,992)
                                                              =======   =======
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31:
  Discount rate.............................................     7.00%     6.75%
  Expected return on plan assets............................      N/A      9.00%
COMPONENTS OF NET PERIODIC BENEFIT COST:
  Service cost..............................................  $ 2,715   $ 2,980
  Interest cost.............................................       36       240
  Expected return on plan assets............................       --      (135)
  Prior service cost........................................       48        48
                                                              -------   -------
          Net periodic benefit cost.........................  $ 2,799   $ 3,133
                                                              =======   =======
          Effect on minimum pension liability...............  $   273   $   186
                                                              =======   =======

                            ALLIANCE RESOURCE GROUP

     The Parent funds on behalf of the Group the defined benefit plan in amounts not less than the minimum statutory funding requirements under the Employment Retirement Income Security Act of 1974 as amended. Accordingly, the pension expense for 1997 and 1998 were settled through the intercompany account with the Parent.

10. RECLAMATION AND MINE CLOSING COSTS

     The majority of the Group's operations are governed by various state statutes and the Federal Surface Mining Control and Reclamation Act of 1977 which establish reclamation and mine closing standards. These regulations, among other requirements, require restoration of property in accordance with specified standards and an approved reclamation plan. The Group has estimated the costs and timing of future reclamation and mine closing costs and recorded those estimates on a present value basis using a 6% discount rate.

     Discounting resulted in reducing the accrual for reclamation and mine closing costs by $4,936,000 and $6,738,000 at December 31, 1997 and 1998,
respectively. Estimated payments of reclamation and mine closing costs as of December 31, 1998 are as follows (in thousands):

1999........................................................   $   976
2000........................................................     1,215
2001........................................................       714
2002........................................................     1,557
2003........................................................     1,806
Thereafter..................................................    14,270
                                                               -------
Aggregate undiscounted reclamation and mine closing.........    20,538
Effect of discounting.......................................     6,738
                                                               -------
Total reclamation and mine closing costs....................    13,800
Less current portion........................................       976
                                                               -------
Reclamation and mine closing costs..........................   $12,824
                                                               -------

     The following table presents the activity affecting the reclamation and mine closing liability:


                                               PREDECESSOR             SUCCESSOR
                                               ------------   ----------------------------
                                               SEVEN MONTHS   FIVE MONTHS     YEARS ENDED
                                                  ENDED          ENDED       DECEMBER 31,
                                                 JULY 31,     DECEMBER 31,   -------------
                                                   1996           1996       1997    1998
                                               ------------   ------------   -----   -----
Beginning balance............................     $2,767         $5,213      5$,313  5$,439
Accrual......................................        195            100      339      705
Payments.....................................         --             --      (213)   (1,544)
Allocation of liability associated with
  Hopkins County Coal acquisition............         --             --       --     9,200
                                                  ------         ------       --      ---
Ending balance...............................     $2,962         $5,313      5$,439  1$3,800
                                                  ======         ======       ==      ===


11. PNEUMOCONIOSIS ("BLACK LUNG") BENEFITS

     Certain mine operating entities of the Group are liable under state statutes and the Federal Coal Mine Health and Safety Act of 1969, as amended, to pay black lung benefits to eligible employees and former employees and their dependents. These entities provide self-insurance accruals, determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits. The actuarial studies utilize a 6% discount rate and various assumptions as to the frequency of future claims, inflation, employee turnover and life expectancies.

                            ALLIANCE RESOURCE GROUP

     The cost of black lung benefits charged to operations for the seven months ended July 31, 1996, the five months ended December 31, 1996, and the years ended December 31, 1997 and 1998 was $896,000, $477,000, $1,252,000 and
$1,139,000, respectively.

12. COMMITMENTS AND CONTINGENCIES

     Parent Company Debt -- The stock of the entities included in the accompanying combined financial statements is pledged as collateral on debt of the Parent of $130,535,000 at December 31, 1998.

     Commitments -- The Group leases buildings and equipment under operating lease agreements, which provide for the payment of both minimum and contingent rentals. Rent expense under all operating leases was $642,000, $417,000, $1,142,000 and $1,169,000 for the seven months ended July 31, 1996, the five months ended December 31, 1996, the years ended December 31, 1997 and 1998, respectively.

     Future minimum payments under operating leases are $2.58 million in total of which $363,000 is payable in 1999, $366,000 in 2000, $366,000 in 2001,
$288,000 in 2002, $154,000 in 2003 and $1,041,000 thereafter.

     Transloading Facility Dispute -- The Group is currently involved in litigation with Seminole Electric Cooperative with respect to a long-term contract for the transloading of coal from rail to barge through the Group's terminal in Indiana. Seminole has filed a lawsuit to terminate this contract and is seeking declaratory judgment as to the damages owed to the Group. The provisions of the contract stipulate the calculation of damages to be paid in the event of breach. Rather than pay the amount of damages stipulated, Seminole is seeking the court's agreement that the proper damage award should be calculated based on the Group's loss of net profits from the terminal for the term of the agreement.

     Seminole has ceased transloading any coal shipments through this terminal and is transporting coal deliveries under the supply contract through other means. The Group is currently exploring alternative uses for this terminal, including shipping different products to other customers or selling the terminal. The Group intends to vigorously defend its contract rights and believes that it will prevail in the determination of the amount of damages Seminole owes under the contract and believes those damages will be in excess of the carrying value of this terminal.

     General Litigation -- The Group is involved in various lawsuits, claims and regulatory proceedings incidental to its business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Group's business, combined financial position or results of operations.

13. SIGNIFICANT CUSTOMERS

     The Group has significant long-term coal supply agreements some of which contain price adjustment provisions designed to reflect changes in market conditions, labor and other production costs and, when the coal is sold other than FOB the mine, changes in railroad and/or barge freight rates. Sales to major customers which exceed ten percent of total sales are as follows (in thousands):

                                           PREDECESSOR               SUCCESSOR
                                           ------------   --------------------------------
                                           SEVEN MONTHS   FIVE MONTHS       YEARS ENDED
                                              ENDED          ENDED         DECEMBER 31,
                                             JULY 31,     DECEMBER 31,   -----------------
                                               1996           1996        1997      1998
                                           ------------   ------------   -------   -------
Customer A...............................    $43,337        $25,288      $57,382   $69,651
Customer B...............................     18,261         14,635       40,297    56,351
Customer C...............................     18,988         13,390       50,219    56,280

                            ALLIANCE RESOURCE GROUP

     The coal supply agreements with customers A and C expire in 2010 and 2006, respectively. The coal supply agreements with customer B expire at dates between 2000 and 2003.

14. GEOGRAPHIC INFORMATION

     Included in the combined financial statements are the following revenues and long-lived assets relating to geographic locations (in thousands):

                                         PREDECESSOR                SUCCESSOR
                                         ------------   ----------------------------------
                                         SEVEN MONTHS   FIVE MONTHS        YEARS ENDED
                                            ENDED          ENDED          DECEMBER 31,
                                           JULY 31,     DECEMBER 31,   -------------------
                                             1996           1996         1997       1998
                                         ------------   ------------   --------   --------
Revenues:
  United States........................    $153,830       $114,048     $267,096   $330,312
  Other foreign countries..............      37,746         24,213       46,724     31,581
                                           --------       --------     --------   --------
                                           $191,576       $138,261     $313,820   $361,893
                                           ========       ========     ========   ========
Long-lived assets:
  United States........................    $151,999       $203,519     $193,085   $204,078
  Other foreign countries..............          --             --           --         --
                                           --------       --------     --------   --------
                                           $151,999       $203,519     $193,085   $204,078
                                           ========       ========     ========   ========

15. NET PARENT INVESTMENT IN ALLIANCE RESOURCE GROUP

     The net Parent investment in the Group is comprised of the following for the seven months ended July 31, 1996 (predecessor), the five months ended December 31, 1996 and the years ended December 31, 1997 and 1998 (successor) (in thousands):

Predecessor balance, January 1, 1996........................   $171,013
  Net income................................................     14,705
                                                               --------
Predecessor balance, July 31, 1996..........................    185,718
  Purchase price allocation in business combination.........      1,807
                                                               --------
Successor balance, August 1, 1996...........................    187,525
  Net income................................................      7,809
  Dividends to parent.......................................     (7,700)
  Return of capital to parent...............................    (11,421)
                                                               --------
Balance, December 31, 1996..................................    176,213
  Net income................................................     13,717
  Dividends to Parent.......................................    (13,795)
  Return of capital to parent...............................    (17,043)
  Other.....................................................       (273)
                                                               --------
Balance, December 31, 1997..................................    158,819
  Net income................................................      8,668
  Dividends to Parent.......................................     (8,642)
  Return of capital to parent...............................     (5,890)
  Other.....................................................       (186)
                                                               --------
Balance, December 31, 1998..................................   $152,769
                                                               ========

                            ALLIANCE RESOURCE GROUP

16. PARENT SERVICES

     The Group was charged for certain corporate services rendered by MAPCO for the seven months ended July 31, 1996 and by ACC for the periods subsequent to August 1, 1996. The expenses allocated to the Group primarily related to executive management, accounting, treasury, land administration, environmental and permitting management, disability and workers compensation management, legal and information technology services. These allocations were primarily based on the relative size of the direct mining operating costs incurred by each of the mine locations of the Group. The allocations of general and administrative expenses were approximately $1,743,000, $842,000, $2,942,000 and $2,595,000 for
the seven months ended July 31, 1996, the five months ended December 31, 1996 and the years ended December 31, 1997 and 1998, respectively. Management is of the opinion that the allocations used are reasonable and appropriate.

                          INDEPENDENT AUDITORS' REPORT

To Alliance Resource Management GP, LLC:

     We have audited the accompanying balance sheet of Alliance Resource Management GP, LLC (the "Company") as of July 19, 1999. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company, as of July 19, 1999 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Tulsa, Oklahoma
July 20, 1999

                      ALLIANCE RESOURCE MANAGEMENT GP, LLC

                                 BALANCE SHEET
                                 JULY 19, 1999

                                     ASSET

CURRENT ASSET:
  Cash......................................................   $1,000

                               EQUITY

Members' Equity.............................................   $1,000
                                                               ======

                           See note to balance sheet.

                      ALLIANCE RESOURCE MANAGEMENT GP, LLC

                             NOTE TO BALANCE SHEET
                                 JULY 19, 1999

1. NATURE OF OPERATIONS


     Alliance Resource Management GP, LLC is a Delaware limited liability company that was formed June 30, 1999 to become the managing general partner and manage the operations and activities of and provide incentive distribution rights for Alliance Resource Partners, L.P., a partnership formed to acquire substantially all of the assets, liabilities and operations of Alliance Coal, LLC, which is a Delaware limited liability company engaged primarily in the mining and sale of coal.

                          INDEPENDENT AUDITORS' REPORT

To Alliance Resource GP, LLC:

     We have audited the accompanying balance sheet of Alliance Resource GP, LLC (the "Company") as of May 17, 1999. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company, as of May 17, 1999 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Tulsa, Oklahoma
May 17, 1999

                           ALLIANCE RESOURCE GP, LLC

                                 BALANCE SHEET
                                  MAY 17, 1999

                                     ASSETS

CURRENT ASSET:
  Cash......................................................   $  990
INVESTMENT IN ALLIANCE RESOURCE PARTNERS, L.P...............       10
                                                               ------
          Total Assets......................................   $1,000
                                                               ======

                               EQUITY

Members Equity..............................................   $1,000
                                                               ======

                           See note to balance sheet.

                           ALLIANCE RESOURCE GP, LLC

                             NOTE TO BALANCE SHEET
                                  MAY 17, 1999

1. NATURE OF OPERATIONS


     Alliance Resource GP, LLC is a Delaware limited liability company that was formed May 17, 1999 to become the special general partner and provide private placement of indebtedness which will be assumed by Alliance Resource Operating Partners, L.P., an intermediate partnership formed to provide the proceeds of this indebtedness to Alliance Resource Partners, L.P. a partnership which will acquire substantially all of the assets, liabilities and operations of Alliance Coal, LLC, which is a Delaware limited liability company engaged primarily in the mining and sale of coal.

                          INDEPENDENT AUDITORS' REPORT

To Alliance Resource Partners, L.P.:

     We have audited the accompanying balance sheet of Alliance Resource Partners, L.P. (the "Partnership") as of May 17, 1999. This financial statement is the responsibility of the Partnership management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Partnership, as of May 17, 1999 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Tulsa, Oklahoma
May 17, 1999

                        ALLIANCE RESOURCE PARTNERS, L.P.

                                 BALANCE SHEET
                                  MAY 17, 1999

                                     ASSET

CURRENT ASSET:
Cash........................................................  $1,000
                                                              ======
EQUITY
LIMITED PARTNERS' EQUITY....................................  $  990
GENERAL PARTNER'S EQUITY....................................      10
                                                              ------
          Total partners' equity............................  $1,000
                                                              ======

                           See note to balance sheet.

                        ALLIANCE RESOURCE PARTNERS, L.P.

                             NOTE TO BALANCE SHEET
                                  MAY 17, 1999

1. NATURE OF OPERATIONS


     Alliance Resource Partners, L.P. is a Delaware limited partnership that was formed May 17, 1999 to acquire substantially all of the equity interests in Alliance Coal, LLC which is a Delaware limited liability company engaged in the mining and sale of coal. The Partnership's general partners are Alliance Resource Management GP, LLC and Alliance Resource GP, LLC.

                           FIRST AMENDED AND RESTATED

                        AGREEMENT OF LIMITED PARTNERSHIP

                                       OF

                        ALLIANCE RESOURCE PARTNERS, L.P.

                               TABLE OF CONTENTS

                                    ARTICLE I
                                   DEFINITIONS
SECTION 1.1      Definitions.................................................    1
SECTION 1.2      Construction................................................   15

                                    ARTICLE II
                                   ORGANIZATION
SECTION 2.1      Formation...................................................   15
SECTION 2.2      Name........................................................   15
SECTION 2.3      Registered Office; Registered Agent; Principal Office; Other
                   Offices...................................................   16
SECTION 2.4      Purpose and Business........................................   16
SECTION 2.5      Powers......................................................   16
SECTION 2.6      Power of Attorney...........................................   16
SECTION 2.7      Term........................................................   18
SECTION 2.8      Title to Partnership Assets.................................   18

                                   ARTICLE III
                            RIGHTS OF LIMITED PARTNERS
SECTION 3.1      Limitation of Liability.....................................   18
SECTION 3.2      Management of Business......................................   18
SECTION 3.3      Outside Activities of the Limited Partners..................   18
SECTION 3.4      Rights of Limited Partners..................................   19

                                    ARTICLE IV
         CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
                       REDEMPTION OF PARTNERSHIP INTERESTS
SECTION 4.1      Certificates................................................   19
SECTION 4.2      Mutilated, Destroyed, Lost or Stolen Certificates...........   20
SECTION 4.3      Record Holders..............................................   20
SECTION 4.4      Transfer Generally..........................................   21
SECTION 4.5      Registration and Transfer of Limited Partner Interests......   21
SECTION 4.6      Transfer of the General Partners' General Partner
                   Interests.................................................   22
SECTION 4.7      Transfer of Incentive Distribution Rights...................   22
SECTION 4.8      Restrictions on Transfers...................................   23
SECTION 4.9      Citizenship Certificates; Non-citizen Assignees.............   23
SECTION 4.10     Redemption of Partnership Interests of Non-citizen
                   Assignees.................................................   24

                                    ARTICLE V
           CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS
SECTION 5.1      Organizational Contributions................................   25
SECTION 5.2      Contributions by the General Partners and their
                   Affiliates................................................   25
SECTION 5.3      Contributions by Initial Limited Partners and Reimbursement
                   of the Special General Partner............................   26
SECTION 5.4      Interest and Withdrawal.....................................   26
SECTION 5.5      Capital Accounts............................................   27
SECTION 5.6      Issuances of Additional Partnership Securities..............   29
SECTION 5.7      Limitations on Issuance of Additional Partnership
                   Securities................................................   30
SECTION 5.8      Conversion of Subordinated Units............................   31
SECTION 5.9      Limited Preemptive Right....................................   32
SECTION 5.10     Splits and Combinations.....................................   32
SECTION 5.11     Fully Paid and Non-Assessable Nature of Limited Partner
                   Interests.................................................   33

                                    ARTICLE VI
                          ALLOCATIONS AND DISTRIBUTIONS
SECTION 6.1      Allocations for Capital Account Purposes....................   33
SECTION 6.2      Allocations for Tax Purposes................................   39
SECTION 6.3      Requirement and Characterization of Distributions;
                   Distributions to Record Holders...........................   40
SECTION 6.4      Distributions of Available Cash from Operating Surplus......   41
SECTION 6.5      Distributions of Available Cash from Capital Surplus........   42
SECTION 6.6      Adjustment of Minimum Quarterly Distribution and Target
                   Distribution Levels.......................................   42
SECTION 6.7      Special Provisions Relating to the Holders of Subordinated
                   Units.....................................................   43
SECTION 6.8      Special Provisions Relating to the Holders of Incentive
                   Distribution Rights.......................................   43
SECTION 6.9      Entity-Level Taxation.......................................   43

                                   ARTICLE VII
                       MANAGEMENT AND OPERATION OF BUSINESS
SECTION 7.1      Management..................................................   44
SECTION 7.2      Certificate of Limited Partnership..........................   46
SECTION 7.3      Restrictions on General Partners' Authority.................   46
SECTION 7.4      Reimbursement of the General Partners.......................   46
SECTION 7.5      Outside Activities..........................................   47
SECTION 7.6      Loans from the General Partners; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain
                   Restrictions on the General Partners......................   48
SECTION 7.7      Indemnification.............................................   49
SECTION 7.8      Liability of Indemnitees....................................   51
SECTION 7.9      Resolution of Conflicts of Interest.........................   51
SECTION 7.10     Other Matters Concerning the General Partners...............   52
SECTION 7.11     Purchase or Sale of Partnership Securities..................   53
SECTION 7.12     Registration Rights of the General Partners and their
                   Affiliates................................................   53
SECTION 7.13     Reliance by Third Parties...................................   55

                                   ARTICLE VIII
                      BOOKS, RECORDS, ACCOUNTING AND REPORTS
SECTION 8.1      Records and Accounting......................................   55
SECTION 8.2      Fiscal Year.................................................   55
SECTION 8.3      Reports.....................................................   56

                                    ARTICLE IX
                                   TAX MATTERS
SECTION 9.1      Tax Returns and Information.................................   56
SECTION 9.2      Tax Elections...............................................   56
SECTION 9.3      Tax Controversies...........................................   56
SECTION 9.4      Withholding.................................................   57

                                    ARTICLE X
                              ADMISSION OF PARTNERS
SECTION 10.1     Admission of Initial Limited Partners.......................   57
SECTION 10.2     Admission of Substituted Limited Partner....................   57
SECTION 10.3     Admission of Successor General Partners.....................   58
SECTION 10.4     Admission of Additional Limited Partners....................   58
SECTION 10.5     Amendment of Agreement and Certificate of Limited
                   Partnership...............................................   58

                                    ARTICLE XI
                        WITHDRAWAL OR REMOVAL OF PARTNERS
SECTION 11.1     Withdrawal of the Managing General Partner..................   58
SECTION 11.2     Removal of the Managing General Partner.....................   60
SECTION 11.3     Interest of Departing Partner and Successor General
                   Partners..................................................   60
SECTION 11.4     Withdrawal or Removal of Special General Partner............   61
SECTION 11.5     Termination of Subordination Period, Conversion of
                   Subordinated Units and Extinguishment of Cumulative Common
                   Unit Arrearages...........................................   62
SECTION 11.6     Withdrawal of Limited Partners..............................   63

                                   ARTICLE XII
                           DISSOLUTION AND LIQUIDATION
SECTION 12.1     Dissolution.................................................   63
SECTION 12.2     Continuation of the Business of the Partnership After
                   Dissolution...............................................   63
SECTION 12.3     Liquidator..................................................   64
SECTION 12.4     Liquidation.................................................   64
SECTION 12.5     Cancellation of Certificate of Limited Partnership..........   65
SECTION 12.6     Return of Contributions.....................................   65
SECTION 12.7     Waiver of Partition.........................................   65
SECTION 12.8     Capital Account Restoration.................................   65

                                   ARTICLE XIII
            AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE
SECTION 13.1     Amendment to be Adopted Solely by the Managing General
                   Partner...................................................   65
SECTION 13.2     Amendment Procedures........................................   66
SECTION 13.3     Amendment Requirements......................................   67
SECTION 13.4     Special Meetings............................................   67
SECTION 13.5     Notice of a Meeting.........................................   68
SECTION 13.6     Record Date.................................................   68
SECTION 13.7     Adjournment.................................................   68
SECTION 13.8     Waiver of Notice; Approval of Meeting; Approval of
                   Minutes...................................................   68
SECTION 13.9     Quorum......................................................   68
SECTION 13.10    Conduct of a Meeting........................................   69
SECTION 13.11    Action Without a Meeting....................................   69
SECTION 13.12    Voting and Other Rights.....................................   70

                                   ARTICLE XIV
                                      MERGER
SECTION 14.1     Authority...................................................   70
SECTION 14.2     Procedure for Merger or Consolidation.......................   70
SECTION 14.3     Approval by Limited Partners of Merger or Consolidation.....   71
SECTION 14.4     Certificate of Merger.......................................   72
SECTION 14.5     Effect of Merger............................................   72

                                    ARTICLE XV
                    RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS
SECTION 15.1     Right to Acquire Limited Partner Interests..................   72

                                   ARTICLE XVI
                                GENERAL PROVISIONS
SECTION 16.1     Addresses and Notices.......................................   74
SECTION 16.2     Further Action..............................................   74
SECTION 16.3     Binding Effect..............................................   74
SECTION 16.4     Integration.................................................   74

SECTION 16.5     Creditors...................................................   74
SECTION 16.6     Waiver......................................................   75
SECTION 16.7     Counterparts................................................   75
SECTION 16.8     Applicable Law..............................................   75
SECTION 16.9     Invalidity of Provisions....................................   75
SECTION 16.10    Consent of Partners.........................................   75

          FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
                                       OF
                        ALLIANCE RESOURCE PARTNERS, L.P.

     THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
ALLIANCE RESOURCE PARTNERS, L.P. dated as of           , 1999, is entered into
by and among Alliance Resource Management GP, LLC, a Delaware limited liability company, as the Managing General Partner, Alliance Resource GP, LLC, a Delaware limited liability company, as the Special General Partner, and Thomas L. Pearson, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

SECTION 1.1  Definitions.

     The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

     "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing, over the long term, the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such transaction.

     "Additional Book Basis" means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

          (i) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

          (ii) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership's Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

     "Additional Book Basis Derivative Items" means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership's Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the "Excess Additional Book Basis"), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

     "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

     "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other specified interest in the Partnership shall be the amount which such Adjusted Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest in the Partnership were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest was first issued.

     "Adjusted Operating Surplus" means, with respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in Working Capital Borrowings during such period and (ii) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period, and (b) plus (i) any net decrease in Working Capital Borrowings during such period, and (ii) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

     "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

     "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

     "Aggregate Remaining Net Positive Adjustments" means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

     "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of
Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

     "Agreed Value" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the Managing General Partner using such reasonable method of valuation as it may adopt. The Managing General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

     "Agreement" means this First Amended and Restated Agreement of Limited Partnership of Alliance Resource Partners, L.P., as it may be amended, supplemented or restated from time to time.

     "Assignee" means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

     "Associate" means, when used to indicate a relationship with any Person,
(a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

     "Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date, and without duplication:

          (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

          (b) the amount of any cash reserves that are necessary or appropriate in the reasonable discretion of the Managing General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the Managing General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the Managing General Partner so determines.

     Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

     "Book Basis Derivative Items" means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

     "Book-Down Event" means an event which triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

     "Book-Tax Disparity" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section
5.5 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

     "Book-Up Event" means an event which triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

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     "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the states of New York or Texas shall not be regarded as a Business Day.

     "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.5. The "Capital Account" of a Partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

     "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement or the Contribution Agreement.

     "Capital Improvement" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, coal mines, preparation plants and related assets), in each case if such addition, improvement, acquisition or construction is made to increase over the long term the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

     "Capital Surplus" has the meaning assigned to such term in Section 6.3(a).

     "Carrying Value" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' and Assignees' Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the Managing General Partner.

     "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding a General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

     "Certificate" means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the Managing General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the Managing General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

     "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 2.1, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

     "Citizenship Certification" means a properly completed certificate in such form as may be specified by the Managing General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

     "Claim" has the meaning assigned to such term in Section 7.12(c).

     "Closing Date" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

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     "Closing Price" has the meaning assigned to such term in Section 15.1(a).

     "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of successor law.

     "Combined Interest" has the meaning assigned to such term in Section
11.3(a).

     "Commission" means the United States Securities and Exchange Commission.

     "Common Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and of the General Partners (exclusive of their interests as holders of the General Partner Interests and, with respect to the Managing General Partner, the Incentive Distribution Rights) and having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

     "Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

     "Conflicts Committee" means a committee of the Board of Directors of the Managing General Partner composed entirely of two or more directors who are neither security holders, officers nor employees of the Managing General Partner nor officers, directors or employees of any Affiliate of the Managing General Partner.

     "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

     "Contribution Agreement" means that certain Contribution and Assumption Agreement, dated as of the Closing Date, among the Managing General Partner, the Special General Partner, the Partnership, the Intermediate Partnership, the Operating Subsidiary and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

     "Cumulative Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

     "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

     "Current Market Price" has the meaning assigned to such term in Section 15.1(a).

     "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. sec.17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

     "Departing Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1, 11.2 or 11.4.

     "Depositary" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

     "Economic Risk of Loss" has the meaning set forth in Treasury Regulation
Section 1.752-2(a).

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

     "Eligible Citizen" means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

     "Estimated Maintenance Capital Expenditures" means an estimate made in good faith by the board of directors of the Managing General Partner (with the concurrence of the Conflicts Committee) of the average quarterly Maintenance Capital Expenditures that the Partnership will incur over the long term. The board of directors of the Managing General Partner will be permitted to make such estimate in any manner it determines reasonable in its sole discretion. The estimate will be made annually and whenever an event occurs that is likely to result in a material adjustment to the amount of Maintenance Capital Expenditures on a long term basis. The Partnership shall disclose to its Partners the amount of Estimated Maintenance Capital Expenditures. Except as provided in the definition of Subordination Period, any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.

     "Event of Withdrawal" has the meaning assigned to such term in Section 11.1(a).

     "Expansion Capital Expenditures" means cash capital expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall not include Maintenance Capital Expenditures.

     "Final Subordinated Units" has the meaning assigned to such term in Section 6.1(d)(x).

     "First Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(D).

     "First Target Distribution" means $.55 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 1999, it means the product of $.55 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is
92), subject to adjustment in accordance with Sections 6.6 and 6.9.

     "General Partners" means the Managing General Partner and the Special General Partner and their successors and permitted assigns as managing general partner and special general partner, respectively, of the Partnership.

     "General Partner Interest" means the ownership interest of a General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which a General Partner is entitled as provided in this Agreement, together with all obligations of a General Partner to comply with the terms and provisions of this Agreement.

     "Group" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

     "Group Member" means a member of the Partnership Group.

     "Holder" as used in Section 7.12, has the meaning assigned to such term in
Section 7.12(a).

     "Incentive Distribution Right" means a non-voting Limited Partner Interest issued to the Managing General Partner in connection with the transfer of all of its limited partner interests in the Intermediate Partnership to the Partnership and substantially all of its member interests in the Operating Subsidiary to the Intermediate Partnership pursuant to Section 5.2, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

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

     "Incentive Distributions" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v),
(vi) and (vii) and 6.4(b)(iii), (iv) and (v).

     "Indemnified Persons" has the meaning assigned to such term in Section 7.12(c).

     "Indemnitee" means (a) each General Partner, (b) any Departing Partner, (c) any Person who is or was an Affiliate of a General Partner or any Departing Partner, (d) any Person who is or was a member, partner, officer, director, employee, agent or trustee of any Group Member, a General Partner or any Departing Partner or any Affiliate of any Group Member, a General Partner or any Departing Partner, and (e) any Person who is or was serving at the request of a General Partner or any Departing Partner or any Affiliate of a General Partner or any Departing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

     "Initial Common Units" means the Common Units sold in the Initial Offering.

     "Initial Limited Partners" means the General Partners (with respect to the Subordinated Units and the Incentive Distribution Rights received by them pursuant to Section 5.2) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

     "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

     "Initial Unit Price" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the Managing General Partner, in each case adjusted as the Managing General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

     "Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member (including one-half of the Common Units sold to the Underwriters pursuant to the exercise of their over-allotment option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

     "Intermediate Partnership" means Alliance Resource Operating Partners, L.P., a Delaware limited partnership, and any successors thereto.

     "Intermediate Partnership Agreement" means the Agreement of Limited Partnership of Alliance Resource Operating Partners, L.P., as it may be amended, supplemented or restated from time to time.

     "Issue Price" means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

     "Limited Partner" means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to his withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Departing Partner upon the change of its status from Managing General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX and Sections 12.3 and 12.4, each Assignee; provided, however, that when the term "Limited Partner" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

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

     "Limited Partner Interest" means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term "Limited Partner Interest" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

     "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

     "Liquidator" means one or more Persons selected by the Managing General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

     "Maintenance Capital Expenditures" means cash capital expenditures (including expenditures for the addition or improvement to the capital assets owned by any Group Member or for the acquisition of existing, or the construction of new, capital assets (including, without limitation, coal mines, preparation plants and related assets) if such expenditure is made to maintain over the long term the operating capacity of the capital assets of the Partnership Group, as such assets existed at the time of such expenditure. Maintenance Capital Expenditures shall not include Expansion Capital Expenditures, but shall include reclamation expenses.

     "Managing General Partner" means Alliance Resource Management GP, LLC and its successors and permitted assigns as managing general partner of the Partnership.

     "Merger Agreement" has the meaning assigned to such term in Section 14.1.

     "Minimum Quarterly Distribution" means $.50 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on September 30, 1999, it means the product of $.50 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is
92), subject to adjustment in accordance with Sections 6.6 and 6.9.

     "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

     "Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

     "Net Income" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that

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

the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

     "Net Loss" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

     "Net Positive Adjustments" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

     "Net Termination Gain" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

     "Net Termination Loss" means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

     "Non-citizen Assignee" means a Person whom the Managing General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the Managing General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

     "Nonrecourse Built-in Gain" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

     "Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

     "Nonrecourse Liability" has the meaning set forth in Treasury Regulation
Section 1.752-1(a)(2).

     "Notice of Election to Purchase" has the meaning assigned to such term in
Section 15.1(b).

     "Omnibus Agreement" means that Omnibus Agreement, dated as of the Closing Date, among Alliance Resource Holdings, Inc., the Managing General Partner, the Special General Partner, the Partnership, the Intermediate Partnership and the Operating Subsidiary.

     "Operating Expenditures" means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the Managing General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

          (a) Payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

          (b) Operating Expenditures shall not include Expansion Capital Expenditures or actual Maintenance Capital Expenditures but shall include Estimated Maintenance Capital Expenditures.

          (c) Operating Expenditures shall not include (i) payment of transaction expenses relating to Interim Capital Transactions or (ii) distribution to partners.

     "Operating Subsidiary" means Alliance Coal, LLC, a Delaware limited liability company, and any successors thereto.

     "Operating Subsidiary Agreement" means the Limited Liability Company Agreement of the Operating Subsidiary, as it may be amended, supplemented or restated from time to time.

     "Operating Surplus" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

          (a) the sum of (i) $20.0 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

          (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the Managing General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the Managing General Partner so determines..

     Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

     "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or either of the General Partners or any of their Affiliates) acceptable to the Managing General Partner in its reasonable discretion.

     "Organizational Limited Partner" means Thomas L. Pearson in his capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

     "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partners or their Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partners or their Affiliates or (ii) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partners shall have notified such Person or Group in writing that such limitation shall not apply.

     "Over-Allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

     "Parity Units" means Common Units and all other Units having rights to distributions or in liquidation ranking on a parity with the Common Units.

     "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation
Section 1.704-2(b)(4).

     "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

     "Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

     "Partners" means the General Partners and the Limited Partners.

     "Partnership" means Alliance Resource Partners, L.P., a Delaware limited partnership, and any successors thereto.

     "Partnership Group" means the Partnership, the Intermediate Partnership, the Operating Subsidiary and any Subsidiary of any such entity, treated as a single consolidated entity.

     "Partnership Interest" means an interest in the Partnership, which shall include the General Partner Interests and Limited Partner Interests.

     "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

     "Partnership Security" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Subordinated Units and Incentive Distribution Rights.

     "Percentage Interest" means as of any date of determination (a) as to the Managing General Partner (in its capacity as Managing General Partner without reference to any Limited Partner Interests held by it), .99%, (b) as to the Special General Partner (in its capacity as Special General Partner without reference to any Limited Partner Interests held by it), .01%, (c) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 99% less the percentage applicable to paragraph (d) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Units, and (d) as to the holders of additional Partnership Securities issued by the Partnership in accordance with
Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

     "Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

     "Per Unit Capital Amount" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partners or any Affiliate of either General Partner who holds Units.

     "Pro Rata" means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying General Partners, apportioned among all General Partners in accordance with their relative Percentage Interests, (c) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests and (d) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number of Incentive Distribution Rights held by each such holder.

     "Purchase Date" means the date determined by the Managing General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partners and their Affiliates) pursuant to Article XV.

     "Quarter" means, unless the context requires otherwise, a fiscal quarter of the Partnership.

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     "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the
Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

     "Record Date" means the date established by the Managing General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

     "Record Holder" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books which the Managing General Partner has caused to be kept as of the opening of business on such Business Day.

     "Redeemable Interests" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to
Section 4.10.

     "Registration Statement" means the Registration Statement on Form S-1 (Registration No. 333-78845) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

     "Remaining Net Positive Adjustments" means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners' Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partners (as holders of the General Partner Interests), the excess of (a) the Net Positive Adjustments of the General Partners as of the end of such period over (b) the sum of the General Partners' Share of Additional Book Basis Derivative Items with respect to the General Partner Interests for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

     "Required Allocations" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and
(b) any allocation of an item of income, gain, loss or deduction pursuant to
Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

     "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

     "Restricted Business" has the meaning assigned to such term in the Omnibus Agreement.

     "Second Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(E).

     "Second Target Distribution" means $.625 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 1999, it means the product of $.625 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

     "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

     "Share of Additional Book Basis Derivative Items" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period,
(i) with respect to the Unitholders holding

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Common Units or Subordinated Units, the amount that bears the same ratio to such
Additional Book Basis Derivative Items as the Unitholders' Remaining Net
Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partners (as holder(s) of the General Partner Interests), the amount that bears the same ratio to such additional Book Basis Derivative Items as the General Partners' Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

     "Special Approval" means approval by a majority of the members of the Conflicts Committee.

     "Special General Partner" means Alliance Resource GP, LLC and its successors and permitted assigns as special general partner of the Partnership.

     "Subordinated Unit" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees (other than of holders of the Incentive Distribution Rights) and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" as used herein does not include a Common Unit.

     "Subordination Period" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

          (a) the first day of any Quarter beginning after September 30, 2004 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were Outstanding during such periods on a fully diluted basis (i.e., taking into account for purposes of such determination all Outstanding Common Units, all Outstanding Subordinated Units, all Common Units and Subordinated Units issuable upon exercise of employee options that have, as of the date of determination, already vested or are scheduled to vest prior to the end of the Quarter immediately following the Quarter with respect to which such determination is made, and all Common Units and Subordinated Units that have as of the date of determination, been earned by but not yet issued to management of the Partnership in respect of incentive compensation), plus the related distribution on the General Partner Interests in the Partnership and on the general partner interests in the Intermediate Partnership and on the managing member interest in the Operating Subsidiary, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and

          (b) the date on which the Managing General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the Managing General Partner and its Affiliates are not voted in favor of such removal.

          (c) For purposes of determining whether the test in subclause
     (a)(i)(B) above has been satisfied, Adjusted Operating Surplus will be adjusted upwards or downwards if the Conflicts Committee determines in good faith that the amount of Estimated Maintenance Capital Expenditures used in the determination of Adjusted Operating Surplus in subclause (a)(i)(B) was materially incorrect, based on circumstances prevailing at the time of original determination of Estimated Maintenance Capital Expenditures, for any one or more of the preceding three four-quarter periods.

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     "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or
(ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

     "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

     "Surviving Business Entity" has the meaning assigned to such term in
Section 14.2(b).

     "Third Target Distribution" means $.75 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 1999, it means the product of $.75 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

     "Trading Day" has the meaning assigned to such term in Section 15.1(a).

     "Transfer" has the meaning assigned to such term in Section 4.4(a).

     "Transfer Agent" means such bank, trust company or other Person (including the Managing General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the Managing General Partner shall act in such capacity.

     "Transfer Application" means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

     "Underwriter" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

     "Underwriting Agreement" means the Underwriting Agreement dated     , 1999
among the Underwriters, the Partnership and certain other parties, providing for the purchase of Common Units by such Underwriters.

     "Unit" means a Partnership Security that is designated as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

     "Unitholders" means the holders of Common Units and Subordinated Units.

     "Unit Majority" means, during the Subordination Period, at least a majority of the Outstanding Common Units voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and thereafter, at least a majority of the Outstanding Common Units.

     "Unpaid MQD" has the meaning assigned to such term in Section 6.1(c)(i)(B).

     "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over
(b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).
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     "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

     "Unrecovered Capital" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the Managing General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

     "U.S. GAAP" means United States Generally Accepted Accounting Principles consistently applied.

     "Withdrawal Opinion of Counsel" has the meaning assigned to such term in
Section 11.1(b).

     "Working Capital Borrowings" means borrowings used solely for working capital purposes or to pay distributions to partners made pursuant to a credit facility or other arrangement requiring all such borrowings thereunder to be reduced to a relatively small amount each year for an economically meaningful period of time.

SECTION 1.2  Construction.

     Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term "include" or "includes" means includes, without limitation, and "including" means including, without limitation.

                                   ARTICLE II

                                  ORGANIZATION

SECTION 2.1  Formation.

     The Special General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and, together with the Managing General Partner, hereby amend and restate the original Agreement of Limited Partnership of Alliance Resource Partners, L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

SECTION 2.2  Name.

     The name of the Partnership shall be "Alliance Resource Partners, L.P." The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the Managing General Partner in its sole discretion, including the name of the Managing General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The

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Managing General Partner in its discretion may change the name of the
Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

SECTION 2.3  Registered Office; Registered Agent; Principal Office; Other
             Offices.

     Unless and until changed by the Managing General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1013 Center Road, Wilmington, Delaware 19805-1297, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be Corporation Service Company. The principal office of the Partnership shall be located at 1717 South Boulder Avenue, Tulsa, Oklahoma 74119 or such other place as the Managing General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the Managing General Partner deems necessary or appropriate. The address of the Managing General Partner shall be 1717 South Boulder Avenue, Tulsa, Oklahoma 74119 or such other place as the Managing General Partner may from time to time designate by notice to the Limited Partners.

SECTION 2.4  Purpose and Business.

     The purpose and nature of the business to be conducted by the Partnership shall be to (a) serve as a partner of the Intermediate Partnership and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a partner of the Intermediate Partnership pursuant to the Intermediate Partnership Agreement or otherwise, (b) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Intermediate Partnership is permitted to engage in by the Intermediate Partnership Agreement and any business activity that the Operating Subsidiary are permitted to engage in by the Operating Subsidiary Agreement, and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, (c) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the Managing General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; provided, however, that the Managing General Partner reasonably determines, as of the date of the acquisition or commencement of such activity, that such activity (i) generates "qualifying income" (as such term is defined pursuant to Section 7704 of the Code) or (ii) enhances the operations of an activity of the Intermediate Partnership or the Operating Subsidiary or a Partnership activity that generates qualifying income, and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member. The Managing General Partner has no obligation or duty to the Partnership, the Limited Partners, the Special General Partner or the Assignees to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.

SECTION 2.5  Powers.

     The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section
2.4 and for the protection and benefit of the Partnership.

SECTION 2.6  Power of Attorney.

     (a) Each Limited Partner and each Assignee hereby constitutes and appoints the Managing General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator, (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their

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authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

          (i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the Managing General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the Managing General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the Managing General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

          (ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the Managing General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the Managing General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the Managing General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

     Nothing contained in this Section 2.6(a) shall be construed as authorizing the Managing General Partner to amend this Agreement except in accordance with
Article XIII or as may be otherwise expressly provided for in this Agreement.

     (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the Managing General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Managing General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the Managing General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the Managing General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

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SECTION 2.7  Term.

     The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the close of Partnership business on December 31, 2098 or until the earlier dissolution of the Partnership in accordance with the provisions of
Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

SECTION 2.8  Title to Partnership Assets.

     Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the Managing General Partner, one or more of its Affiliates or one or more nominees, as the Managing General Partner may determine. The Managing General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the Managing General Partner or one or more of its Affiliates or one or more nominees shall be held by the Managing General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the Managing General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the Managing General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the Managing General Partner or as soon thereafter as practicable, the Managing General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the Managing General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

                                  ARTICLE III

                           RIGHTS OF LIMITED PARTNERS

SECTION 3.1  Limitation of Liability.

     The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

SECTION 3.2  Management of Business.

     No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of a General Partner or any officer, director, employee, member, general partner, agent or trustee of a General Partner or any of its Affiliates, or any officer, director, employee, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

SECTION 3.3  Outside Activities of the Limited Partners.

     Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited

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Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

SECTION 3.4  Rights of Limited Partners.

     (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

          (i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

          (ii) promptly after becoming available, to obtain a copy of the Partnership's federal, state and local income tax returns for each year;

          (iii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

          (iv) to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

          (v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

          (vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

     (b) The Managing General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the Managing General Partner deems reasonable, (i) any information that the Managing General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the Managing General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

                                   ARTICLE IV

        CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;
                      REDEMPTION OF PARTNERSHIP INTERESTS

SECTION 4.1  Certificates.

     Upon the Partnership's issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition,
(a) upon a General Partner's request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one
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or more certificates evidencing such Incentive Distribution Rights or other
Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Secretary or any Assistant Secretary of the Managing General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the Managing General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership and the Underwriters. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

SECTION 4.2  Mutilated, Destroyed, Lost or Stolen Certificates.

     (a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the Managing General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

     (b) The appropriate officers of the Managing General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

          (i) makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

          (ii) requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

          (iii) if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Partnership may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners, the Managing General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

          (iv) satisfies any other reasonable requirements imposed by the Partnership.

     If a Limited Partner or Assignee fails to notify the Partnership within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the Managing General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the Managing General Partner or the Transfer Agent for such transfer or for a new Certificate.

     (c) As a condition to the issuance of any new Certificate under this
Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

SECTION 4.3  Record Holders.

     The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership
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Interests are listed for trading. Without limiting the foregoing, when a Person
(such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

SECTION 4.4  Transfer Generally.

     (a) The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which a General Partner assigns its General Partner Interest to another Person who becomes a General Partner, by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

     (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

     (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder of a General Partner of any or all of the issued and outstanding stock of such General Partner.

SECTION 4.5  Registration and Transfer of Limited Partner Interests.

     (a) The Partnership shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the Managing General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

     (b) Except as otherwise provided in Section 4.9, the Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, that as a condition to the issuance of any new Certificate under this
Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

     (c) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

     (d) Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited

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Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

     (e) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

     (f) The General Partners and their Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

SECTION 4.6  Transfer of the General Partners' General Partner Interests.

     (a) Subject to Section 4.6(c) below, prior to September 30, 2009, a General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partners and their Affiliates) or
(ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of such General Partner or (B) another Person in connection with the merger or consolidation of such General Partner with or into another Person or the transfer by such General Partner of all or substantially all of its assets to another Person.

     (b) Subject to Section 4.6(c) below, on or after September 30, 2009, a General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

     (c) Notwithstanding anything herein to the contrary, no transfer by a General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of such General Partner under this Agreement and the Intermediate Partnership Agreement and, in the case of the Managing General Partner, the managing member under the Operating Subsidiary Agreement and to be bound by the provisions of this Agreement, the Intermediate Partnership Agreement and, in the case of the Managing General Partner, the Operating Subsidiary Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner of the Intermediate Partnership or of any member of the Operating Subsidiary or cause the Partnership, the Intermediate Partnership or the Operating Subsidiary to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed), (iii) in the case of a transfer of the Managing Partner's General Partner Interest, such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership interest of the Managing General Partner as the general partner or managing member of each other Group Member and (iv) in the case of a transfer of the Special General Partner's General Partner Interest (x) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership interest of the Special General Partner as the general partner of the Intermediate Partnership and (y) the Managing General Partner consents to such transfer. In the case of a transfer pursuant to and in compliance with this
Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as a General Partner immediately prior to the transfer of the Partnership Interest, and the business of the Partnership shall continue without dissolution.

SECTION 4.7  Transfer of Incentive Distribution Rights.

     Prior to September 30, 2009, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders (a) to an Affiliate or (b) to another Person in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or (ii) the transfer by such holder of all or
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substantially all of its assets to such other Person. Any other transfer of the
Incentive Distribution Rights prior to September 30, 2009, shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partners and their Affiliates). On or after September 30, 2009, the Managing General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement. The Managing General Partner shall have the authority (but shall not be required) to adopt such reasonable restrictions on the transfer of Incentive Distribution Rights and requirements for registering the transfer of Incentive Distribution Rights as the Managing General Partner, in its sole discretion, shall determine are necessary or appropriate.

SECTION 4.8  Restrictions on Transfers.

     (a) Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership, the Intermediate Partnership or the Operating Subsidiary under the laws of the jurisdiction of its formation, or (iii) cause the Partnership, the Intermediate Partnership or the Operating Subsidiary to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

     (b) The Managing General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of the Partnership, the Intermediate Partnership or the Operating Subsidiary becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the Managing General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the Managing General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

     (c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

     (d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

SECTION 4.9  Citizenship Certificates; Non-citizen Assignees.

     (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the reasonable determination of the Managing General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the Managing General Partner may request any Limited Partner or Assignee to furnish to the Managing General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the Managing General Partner may request. If a Limited Partner or Assignee fails to furnish to the Managing General Partner within the aforementioned 30-day period such Citizenship Certification or other requested

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information or if upon receipt of such Citizenship Certification or other requested information the Managing General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the Managing General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the Managing General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

     (b) The Managing General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partners) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

     (c) Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

     (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the Managing General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.10, and upon his admission pursuant to Section 10.2, the Managing General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

SECTION 4.10  Redemption of Partnership Interests of Non-citizen Assignees.

     (a) If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the Managing General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the Managing General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the Managing General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

          (i) The Managing General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

          (ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the Managing General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10%

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     annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

          (iii) Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

          (iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

     (b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

     (c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the Managing General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the Managing General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

                                   ARTICLE V

          CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

SECTION 5.1  Organizational Contributions.

     In connection with the formation of the Partnership under the Delaware Act, the Special General Partner made an initial Capital Contribution to the Partnership in the amount of $990.00, for a certain interest in the Partnership and has been admitted as a General Partner and as a Limited Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $10.00 for an interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution Agreement; the initial Capital Contributions of each Partner shall thereupon be refunded; and the Organizational Limited Partner shall cease to be a Limited Partner of the Partnership. One percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the Special General Partner.

SECTION 5.2  Contributions by the General Partners and their Affiliates.

     (a) On the Closing Date and pursuant to the Contribution Agreement (i) the Managing General Partner shall contribute $3.1 million in cash to the Partnership in exchange for a .99% managing general partner interest in the Partnership and the Incentive Distribution Rights, (ii) the Managing General Partner shall contribute $3.2 million in cash to the Intermediate Partnership in exchange for a 1.0001% managing general partner interest in the Intermediate Partnership, (iii) the Managing General Partner shall contribute $3,139 to the Operating Subsidiary in exchange for a .001% managing member interest in the Operating Subsidiary, (iv) the Special General Partner shall contribute a 100% interest in the operating subsidiary to the Intermediate Partnership in exchange for (A) a .001% general partner interest in the Intermediate Partnership, (B) a limited partner interest in the Intermediate Partnership and (C) the Intermediate Partnership's assumption of the Special General Partner's obligations under $180 million of senior notes and a $100 million credit facility and (v) the Special General Partner shall contribute its limited partner interest in the Intermediate Partnership to the Partnership in exchange for (A) a .001% general partner interest in the Partnership and (B) 6,413,075 Subordinated Units.

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     (b) Upon the issuance of any additional Limited Partner Interests by the
Partnership (other than the issuance of the Common Units issued in the Initial Offering and other than the issuance of one-half of the Common Units issued pursuant to the Over-Allotment Option), the Managing General Partner and the Special General Partner shall be required to make additional Capital Contributions equal to its percentage interest of 1/99th of any amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in the immediately preceding sentence and Article XII, the General Partners shall not be obligated to make any additional Capital Contributions to the Partnership.

SECTION 5.3 Contributions by Initial Limited Partners and Reimbursement of the Special General Partner.

     (a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

     (b) Notwithstanding anything else herein contained, $81,134,000 of the proceeds received by the Partnership from the issuance of Common Units pursuant to Section 5.3(a) will be distributed to the Special General Partner. Such distribution shall be a reimbursement for certain capital expenditures incurred within two years preceding the Closing Date with respect to assets contributed to the Partnership Group.

     (c) Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit. Upon receipt by the Partnership of the Capital Contributions from the Underwriters as provided in this Section 5.3(c), the Partnership shall use such cash to redeem from the Special General Partner or its Affiliates that number of Subordinated Units held by the Special General Partner or its Affiliates equal to one-half of the number of Common Units (rounded down to the nearest whole number) issued to the Underwriters as provided in this Section 5.3(c).

     (d) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph
(a) hereof in aggregate number equal to 8,969,335, (ii) the "Additional Units" as such term is used in the Underwriting Agreement in an aggregate number up to 1,345,400 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (c) hereof, (iii) the Subordinated Units issuable to the Special General Partner or its Affiliates pursuant to Section 5.2 hereof, and (iv) the Incentive Distribution Rights.

SECTION 5.4  Interest and Withdrawal.

     No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return

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shall be a compromise to which all Partners and Assignees agree within the meaning of 17-502(b) of the Delaware Act.

SECTION 5.5  Capital Accounts.

     (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the Managing General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to
Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

     (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

          (i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the Managing General Partner based upon the provisions of the Intermediate Partnership Agreement and the Operating Subsidiary Agreement) of all property owned by the Intermediate Partnership, the Operating Subsidiary or any other Subsidiary that is classified as a partnership for federal income tax purposes.

          (ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

          (iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

          (iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

          (v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to

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     the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the Managing General Partner may adopt.

          (vi) If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to
     Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section
     6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

          (c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

          (ii) Immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section
     5.8 by a holder thereof (other than a transfer to an Affiliate unless the Special General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and
     (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the retained Subordinated Units or converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee's Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

          (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property or the conversion of a General Partner's Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the Managing General Partner using such reasonable method of valuation as it may adopt; provided, however, that the Managing General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The Managing General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.

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          (ii) In accordance with Treasury Regulation Section
     1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution which is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.

SECTION 5.6  Issuances of Additional Partnership Securities.

     (a) Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the Managing General Partner in its sole discretion, all without the approval of any Limited Partners.

     (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the Managing General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

     (c) The Managing General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of any General Partner Interest or Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The Managing General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The Managing General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities or in connection with the conversion of any General Partner Interest or Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed for trading.

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SECTION 5.7  Limitations on Issuance of Additional Partnership Securities.

     The issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

     (a) During Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating to) an aggregate of more than 4,484,668 additional Parity Units without the prior approval of the holders of a Unit Majority. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (A) in connection with the exercise of the Over-Allotment Option, (B) in accordance with Sections 5.7(b) and 5.7(c), (C) upon conversion of Subordinated Units pursuant to Section 5.8, (D) upon conversion of any General Partner Interest or Incentive Distribution Rights pursuant to Section 11.3(b), (D) pursuant to the employee benefit plans of the Managing General Partner, the Partnership or any other Group Member and (E) in the event of a combination or subdivision of Common Units.

     (b) The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the prior approval of the Unitholders, if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition is to be consummated or such Capital Improvement is to be completed, would have resulted, on a pro forma basis, in an increase in:

          (A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to each of the four most recently completed Quarters (on a pro forma basis as described below) as compared to

          (B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed Quarters.

     If the issuance of Parity Units with respect to an Acquisition or Capital Improvement occurs within the first four full Quarters after the Closing Date, then Adjusted Operating Surplus as used in clauses (A) (subject to the succeeding sentence) and (B) above shall be calculated (i) for each Quarter, if any, that commenced after the Closing Date for which actual results of operations are available, based on the actual Adjusted Operating Surplus of the Partnership generated with respect to such Quarter, and (ii) for each other Quarter, on a pro forma basis consistent with the procedures, as applicable, set forth in Appendix D to the Registration Statement. Furthermore, the amount in clause (A) shall be determined on a pro forma basis assuming that (1) all of the Parity Units to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance of Parity Units) had been incurred or assumed, in each case as of the commencement of such four-Quarter period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the non-personnel costs and expenses are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities.

     (c) The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the approval of the Unitholders, if the proceeds from such issuance are used exclusively to repay up to $40 million of indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Units or Partnership Securities, plus the related distributions on the General Partner Interests in the Partnership, the general partner interest in the Intermediate Partnership and the member interest in the Operating Subsidiary in
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respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such additional Units or Partnership Securities had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such additional Units or Partnership Securities) did not exceed the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In the event that the Partnership is required to pay a prepayment penalty in connection with the repayment of such indebtedness, for purposes of the foregoing test the number of Parity Units issued to repay such indebtedness shall be deemed increased by the number of Parity Units that would need to be issued to pay such penalty.

     (d) During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating
to) additional Partnership Securities having rights to distributions or in liquidation ranking prior or senior to the Common Units, without the prior approval of the holders of a Unit Majority.

     (e) No fractional Units shall be issued by the Partnership.

SECTION 5.8  Conversion of Subordinated Units.

     (a) A total of one-half of the Outstanding Subordinated Units (determined as of the Closing Date or if the Over-Allotment Option is exercised, determined as of the closing date of the Over-Allotment Option) will convert into Common Units on a one-for-one basis on the first day after the Record Date for distribution in respect of any Quarter ending on or after September 30, 2003, in respect of which:

          (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units during such periods;

          (ii) the Adjusted Operating Surplus generated during each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded 110% of the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units that were Outstanding during such periods on a fully-diluted basis (i.e. taking into account for purposes of such determination all Outstanding Common Units, all Outstanding Subordinated Units, all Common Units and Subordinated Units issuable upon exercise of employee options that have, as of the date of determination, already vested or are scheduled to vest prior to the end of the Quarter immediately following the Quarter with respect to which such determination is made, and all Common Units and Subordinated Units that have, as of the date of determination, been earned by but not yet issued to management of the Partnership in respect of incentive compensation), plus the related distribution on the General Partner Interests in the Partnership, the general partner interest in the Intermediate Partnership and the member interest in the Operating Subsidiary, during such periods; and

          (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero.

     (b) In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Section 5.8(a) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.

     (c) Any Subordinated Units that are not converted into Common Units pursuant to Section 5.8(a) shall convert into Common Units on a one-for-one basis on the first day following the Record Date for distributions in respect of the final Quarter of the Subordination Period.

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

     (d) Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

     (e) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

     (f) For purposes of determining whether the test in Section 5.8(a)(ii) above has been satisfied, Adjusted Operating Surplus will be adjusted upwards or downwards if the Conflicts Committee determines in good faith that the amount of Estimated Maintenance Capital Expenditures used in the determination of Adjusted Operating Surplus in Section 5.8(a)(ii) was materially incorrect, based on circumstances prevailing at the time of original determination of Estimated Maintenance Capital Expenditures, for any one or more of the preceding two four-quarter periods.

SECTION 5.9  Limited Preemptive Right.

     Except as provided in this Section 5.9 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partners shall have the right, which they may from time to time assign in whole or in part to any of their Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partners and their Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partners and their Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

SECTION 5.10  Splits and Combinations.

     (a) Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units that may be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted retroactive to the beginning of the Partnership.

     (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the Managing General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The Managing General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The Managing General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

     (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the Managing General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

     (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional

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Units but for the provisions of Section 5.7(e) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

SECTION 5.11  Fully Paid and Non-Assessable Nature of Limited Partner Interests.

     All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

                                   ARTICLE VI

                         ALLOCATIONS AND DISTRIBUTIONS

SECTION 6.1  Allocations for Capital Account Purposes.

     For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

     (a) Net Income. After giving effect to the special allocations set forth in
Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

          (i) First, 100% to the General Partners, Pro Rata, in an amount equal to the aggregate Net Losses allocated to the General Partners pursuant to
     Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partners pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partners pursuant to Section 6.1(b)(iii) for all previous taxable years;

          (ii) Second, 1% to the General Partners, Pro Rata, in an amount equal to the aggregate Net Losses allocated to the General Partners pursuant to
     Section 6.1(b)(ii) for all previous taxable years and 99% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this
     Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

          (iii) Third, 1% to the General Partners, Pro Rata, and 99% to the Unitholders, Pro Rata.

     (b) Net Losses. After giving effect to the special allocations set forth in
Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

          (i) First, 1% to the General Partners, Pro Rata, and 99% to the Unitholders, Pro Rata, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this
     Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

          (ii) Second, 1% to the General Partners, Pro Rata, and 99% to the Unitholders, Pro Rata; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

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

          (iii) Third, the balance, if any, 100% to the General Partners, Pro Rata.

     (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section
6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this
Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

          (i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

             (A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

             (B) Second, 99% to all Unitholders holding Common Units, Pro Rata, and 1% to the General Partners, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the "Unpaid MQD") plus (3) any then existing Cumulative Common Unit Arrearage;

             (C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the expiration of the Subordination Period, 99% to all Unitholders holding Subordinated Units, Pro Rata, and 1% to the General Partners, Pro Rata, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

             (D) Fourth, 99% to all Unitholders, Pro Rata, and 1% to the General Partners, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the "First Liquidation Target Amount");

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             (E) Fifth, 85.8673% to all Unitholders, Pro Rata, 13.1327% to the
        holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partners, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the "Second Liquidation Target Amount");

             (F) Sixth, 75.7653% to all Unitholders, Pro Rata, 23.2347% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partners, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(vi)and 6.4(b)(iv); and

             (G) Finally, any remaining amount 50.5102% to all Unitholders, Pro Rata, 48.4898% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partners, Pro Rata.

          (ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

             (A) First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 99% to the Unitholders holding Subordinated Units, Pro Rata, and 1% to the General Partners, Pro Rata, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

             (B) Second, 99% to all Unitholders holding Common Units, Pro Rata, and 1% to the General Partners, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

             (C) Third, the balance, if any, 100% to the General Partners, Pro Rata.

     (d) Special Allocations. Notwithstanding any other provision of this
Section 6.1, the following special allocations shall be made for such taxable period:

          (i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

          (ii) Chargeback of Partner Nonrecourse Debt Minimum
     Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum

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     Gain during any Partnership taxable period, any Partner with a share of
     Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this
     Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation
     Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

          (iii) Priority Allocations.

             (A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partners shall be allocated gross income, in proportion to their respective Percentage Interests, in an aggregate amount equal to 1/99th of the sum of the amounts allocated in clause (1) above.

             (B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated 100% to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year.

          (iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

          (v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

          (vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the Managing General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be
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     allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the Managing General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

          (vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

          (viii) Nonrecourse Liabilities. For purposes of Treasury Regulation
     Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

          (ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(c) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

          (x) Economic Uniformity. At the election of the Managing General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period ("Final Subordinated Units") in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain which increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partners and their Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will only be available to the Managing General Partner if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

          (xi) Curative Allocation.

             (A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to
        (1) Nonrecourse Deductions shall not
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        be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the Managing General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the Managing General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

             (B) The Managing General Partner shall have reasonable discretion, with respect to each taxable period, to (1) apply the provisions of
        Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

          (xii) Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

             (A) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the Managing General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partners, or additional items of deduction and loss away from the Unitholders and the General Partners to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partners exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partners shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partners under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

             (B) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as reasonably determined by the Managing General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount which would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to
        Section 6.1(c) hereof.

             (C) In making the allocations required under this Section 6.1(d)(xii), the Managing General Partner, in its sole discretion, may apply whatever conventions or other methodology it deems reasonable to satisfy the purpose of this Section 6.1(d)(xii).

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SECTION 6.2  Allocations for Tax Purposes.

     (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

     (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

          (i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under
     Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

          (ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

          (iii) The Managing General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

     (c) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the Managing General Partner shall have sole discretion to (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The Managing General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

     (d) The Managing General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6), Proposed Treasury Regulation 1.197-2(g)(3), or any successor regulations thereto. If the Managing General Partner determines that such reporting position cannot reasonably be taken, the Managing General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the Managing General Partner chooses not to utilize such aggregate method, the Managing General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests that would not
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have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

     (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

     (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

     (g) Each item of Partnership income, gain, loss and deduction attributable to a transferred Partnership Interest, shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that (i) such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership other than in the ordinary course of business shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The Managing General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary, to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

     (h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the Managing General Partner in its sole discretion.

SECTION 6.3 Requirement and Characterization of Distributions; Distributions to Record Holders.

     (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on September 30, 1999, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the Managing General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

     (b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

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     (c) The Managing General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

     (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

SECTION 6.4  Distributions of Available Cash from Operating Surplus.

     (a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

          (i) First, 99% to the Unitholders holding Common Units, Pro Rata, and 1% to the General Partners, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

          (ii) Second, 99% to the Unitholders holding Common Units, Pro Rata, and 1% to the General Partners, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

          (iii) Third, 99% to the Unitholders holding Subordinated Units, Pro Rata, and 1% to the General Partners, Pro Rata, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

          (iv) Fourth, 99% to all Unitholders, Pro Rata, and 1% to the General Partners, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

          (v) Fifth, 85.8673% to all Unitholders, Pro Rata, 13.1327% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partners, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

          (vi) Sixth, 75.7653% to all Unitholders, Pro Rata, 23.2347% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partners, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

          (vii) Thereafter, 50.5102% to all Unitholders, Pro Rata, 48.4898% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partners, Pro Rata;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

     (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to

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Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

          (i) First, 99% to all Unitholders, Pro Rata, and 1% to the General Partners, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

          (ii) Second, 99% to all Unitholders, Pro Rata, and 1% to the General Partners, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

          (iii) Third, 85.8673% to all Unitholders, Pro Rata, and 13.1327% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partners, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

          (iv) Fourth, 75.7653% to all Unitholders Pro Rata, and 23.2347% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partners, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

          (v) Thereafter, 50.5102% to all Unitholders, Pro Rata, and 48.4898% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partners, Pro Rata;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

SECTION 6.5  Distributions of Available Cash from Capital Surplus.

     Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 99% to all Unitholders, Pro Rata, and 1% to the General Partners, Pro Rata, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 99% to all Unitholders holding Common Units, Pro Rata, and 1% to the General Partners, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

SECTION 6.6 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

     (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such

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distribution and of which the denominator is the Unrecovered Capital of the
Common Units immediately prior to giving effect to such distribution.

     (b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 6.9.

SECTION 6.7  Special Provisions Relating to the Holders of Subordinated Units.

     (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b).

     (b) The Unitholder holding a Subordinated Unit which has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person which is not an Affiliate of the holder until such time as the Managing General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(b), the Managing General Partner may take whatever reasonable steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

SECTION 6.8 Special Provisions Relating to the Holders of Incentive Distribution Rights.

     Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and (v), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

SECTION 6.9  Entity-Level Taxation.

     If legislation is enacted or the interpretation of existing language is modified by the relevant governmental authority which causes the Partnership, the Intermediate Partnership or the Operating Subsidiary to be treated as an association taxable as a corporation or otherwise subjects the Partnership, the Intermediate Partnership or the Operating Subsidiary to entity-level taxation for federal, state or local income tax purposes, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted to equal the product obtained by multiplying (a) the amount thereof by (b) one minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of the Partnership, the Intermediate Partnership or the Operating Subsidiary for the taxable year of the Partnership, the Intermediate Partnership or the Operating Subsidiary in which such Quarter occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to the Partnership, the

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Intermediate Partnership or the Operating Subsidiary for the calendar year next preceding the calendar year in which such Quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. Such effective overall state and local income tax rate shall be determined for the taxable year next preceding the first taxable year during which the Partnership, the Intermediate Partnership or the Operating Subsidiary is taxable for federal income tax purposes as an association taxable as a corporation or is otherwise subject to entity-level taxation by determining such rate as if the Partnership, the Intermediate Partnership or the Operating Subsidiary had been subject to such state and local taxes during such preceding taxable year.

                                  ARTICLE VII

                      MANAGEMENT AND OPERATION OF BUSINESS

SECTION 7.1  Management.

     (a) The Managing General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the Managing General Partner, and neither the Special General Partner nor any Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the Managing General Partner under any other provision of this Agreement, the Managing General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

          (i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

          (ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

          (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

          (iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including the Intermediate Partnership or the Operating Subsidiary); the repayment of obligations of the Partnership Group and the making of capital contributions to any member of the Partnership Group;

          (v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have

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     no recourse against the General Partners or their assets other than their interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

          (vi) the distribution of Partnership cash;

          (vii) the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

          (viii) the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

          (ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, the Intermediate Partnership or the Operating Subsidiary from time to time) subject to the restrictions set forth in Section 2.4;

          (x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

          (xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

          (xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

          (xiii) unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities; and

          (xiv) the undertaking of any action in connection with the Partnership's participation in the Operating Subsidiary as a member.

     (b) Notwithstanding any other provision of this Agreement, the Intermediate Partnership Agreement, the Operating Subsidiary Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Operating Subsidiary Agreement, the Intermediate Partnership Agreement, the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreement, and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the Managing General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partners, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the Managing General Partner or any Affiliate of the Managing General Partner of the rights accorded pursuant to Article XV), shall not constitute a breach by the General Partners of any duty that the General Partners may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

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SECTION 7.2  Certificate of Limited Partnership.

     The Managing General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act and shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the Managing General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the Managing General Partner in its sole discretion to be reasonable and necessary or appropriate, the Managing General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the Managing General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

SECTION 7.3  Restrictions on General Partners' Authority.

     (a) The General Partners may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner;
(iv) amending this Agreement in any manner; or (v) transferring its interest as a general partner of the Partnership.

     (b) Except as provided in Articles XII and XIV, no General Partner may sell, exchange or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Intermediate Partnership and the Operating Subsidiary, taken as a whole, without the approval of holders of a Unit Majority; provided however that this provision shall not preclude or limit the General Partners' ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership, the Intermediate Partnership or the Operating Subsidiary and shall not apply to any forced sale of any or all of the assets of the Partnership, the Intermediate Partnership or the Operating Subsidiary pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partners shall not, on behalf of the Partnership, (i) consent to any amendment to the Intermediate Partnership Agreement or the Operating Subsidiary Agreement or, except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a partner of the Intermediate Partnership or a member of the Operating Subsidiary, in either case, that would have a material adverse effect on the Partnership as partner of the Intermediate Partnership or a member of the Operating Subsidiary or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership or a successor general partner of the Intermediate Partnership or a successor managing member of the Operating Subsidiary.

SECTION 7.4  Reimbursement of the General Partners.

     (a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the Intermediate Partnership Agreement or in the Operating Subsidiary Agreement, the General Partners shall not be compensated for their services as general partners or managing members of any Group Member.

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

     (b) Each of the General Partners shall be reimbursed on a monthly basis, or such other reasonable basis as the Managing General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of such General Partner to perform services for the Partnership or for such General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by such General Partner in connection with operating the Partnership's business (including expenses allocated to such General Partner by its Affiliates). The Managing General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the Managing General Partner in its sole discretion. Reimbursements pursuant to this
Section 7.4 shall be in addition to any reimbursement to the General Partners as a result of indemnification pursuant to Section 7.7.

     (c) Subject to Section 5.7, the Managing General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by either of the General Partners or one of its Affiliates, in each case for the benefit of employees of either of the General Partners, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partners or any of their Affiliates any Partnership Securities that the General Partners or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partners in connection with any such plans, programs and practices (including the net cost to the General Partners or such Affiliates of Partnership Securities purchased by the General Partners or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partners under any employee benefit plans, employee programs or employee practices adopted by the Managing General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partners hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1, 11.2 or 11.4 or the transferee of or successor to all of the Managing General Partner's General Partner Interest or the Special General Partner's General Partner Interest pursuant to Section 4.6.

SECTION 7.5  Outside Activities.

     (a) After the Closing Date, the Managing General Partner, for so long as it is a General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership, the Intermediate Partnership, the Operating Subsidiary, and any other partnership or limited liability company of which the Partnership, the Intermediate Partnership or the Operating Subsidiary is, directly or indirectly, a partner and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not, and shall cause its Affiliates not to, engage in any Restricted Business.

     (b) Alliance Resource Holdings, Inc. has entered into the Omnibus Agreement with the Partnership, the Intermediate Partnership and the Operating Subsidiary, which agreement sets forth certain restrictions on the ability of Alliance Resource Holdings, Inc. and its Affiliates to engage in Restricted Businesses.

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     (c) Except as specifically restricted by Section 7.5(a) and the Omnibus
Agreement, each Indemnitee (other than the Managing General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the Operating Subsidiary Agreement or the partnership relationship established hereby or thereby in any business ventures of any Indemnitee.

     (d) Subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the Managing General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of the General Partners' fiduciary duties or any other obligation of any type whatsoever of the General Partners for the Indemnitees (other than the Managing General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, the General Partners and the Indemnitees shall have no obligation to present business opportunities to the Partnership.

     (e) The General Partners and any of their Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of a General Partner or Limited Partner, as applicable, relating to such Units or Partnership Securities.

     (f) The term "Affiliates" when used in Section 7.5(a) and Section 7.5(e) with respect to the General Partners shall not include any Group Member or any Subsidiary of the Group Member.

     (g) Anything in this Agreement to the contrary notwithstanding, to the extent that provisions of Sections 7.7, 7.8, 7.9, 7.10 or other Sections of this Agreement purport or are interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partners to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partners have complied with their fiduciary duties in connection with determinations made by them under this
Section 7.5.

SECTION 7.6 Loans from the General Partners; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partners.

     (a) Each of the General Partners or any of their Affiliates may lend to any Group Member, and any Group Member may borrow from a General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the Managing General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to a General Partner or any of its Affiliates (other than another Group Member).

     (b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the Managing General Partner; provided, however, that the Partnership may not charge the Group Member
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interest at a rate less than the rate that would be charged to the Group Member
(without reference to the Managing General Partner's financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the Managing General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

     (c) The General Partners may, or may enter into an agreement with any of their Affiliates to, render services to a Group Member or to the General Partners in the discharge of their duties as general partners of the Partnership. Any services rendered to a Group Member by the General Partners or any of their Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of
Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

     (d) The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

     (e) Neither of the General Partners nor any of their Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 5.2 and 5.3, the Contribution Agreement and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

     (f) The General Partners and their Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partners and their Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partners or their Affiliates to enter into such contracts.

     (g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

SECTION 7.7  Indemnification.

     (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that in each case the Indemnitee acted in good faith and in a
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manner that such Indemnitee reasonably believed to be in, or (in the case of a
Person other than the General Partners) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partners with respect to their obligations incurred pursuant to the Underwriting Agreement or the Contribution Agreement (other than obligations incurred by the General Partners on behalf of the Partnership, the Intermediate Partnership or the Operating Subsidiary). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this
Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partners shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

     (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

     (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

     (d) The Partnership may purchase and maintain (or reimburse the General Partners or their Affiliates for the cost of) insurance, on behalf of the General Partners, their Affiliates and such other Persons as the Managing General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

     (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

     (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

     (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

     (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

     (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified

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by the Partnership, nor the obligations of the Partnership to indemnify any such
Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

SECTION 7.8  Liability of Indemnitees.

     (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

     (b) Subject to its obligations and duties as Managing General Partner set forth in Section 7.1(a), the Managing General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the Managing General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the Managing General Partner in good faith.

     (c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partners and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

     (d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partners, and the Partnership's and General Partners' directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

SECTION 7.9  Resolution of Conflicts of Interest.

     (a) Unless otherwise expressly provided in this Agreement, the Intermediate Partnership Agreement or the Operating Subsidiary Agreement, whenever a potential conflict of interest exists or arises between a General Partner or any of its Affiliates, on the one hand, and the Partnership, the Intermediate Partnership, the Operating Subsidiary, any Partner or any Assignee, on the other, any resolution or course of action by a General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Intermediate Partnership Agreement, of the Operating Subsidiary Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The Managing General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval (as long as the material facts known to the Managing General Partner or any of its Affiliates regarding any proposed transaction were disclosed to the Conflicts Committee at the time it gave its approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The Managing General Partner may also adopt a resolution or course of action that has not received Special Approval.

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The Managing General Partner (including the Conflicts Committee in connection with Special Approval) shall be authorized in connection with its determination of what is "fair and reasonable" to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the Managing General Partner (including the Conflicts Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the Managing General Partner (including the Conflicts Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the Managing General Partner, the resolution, action or terms so made, taken or provided by the Managing General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

     (b) Whenever this Agreement or any other agreement contemplated hereby provides that the Managing General Partner or any of its Affiliates is permitted or required to make a decision (i) in its "sole discretion" or "discretion," that it deems "necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, except as otherwise provided herein, the Managing General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, the Intermediate Partnership, the Operating Subsidiary, any Limited Partner or any Assignee, (ii) it may make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion") unless another express standard is provided for, or (iii) in "good faith" or under another express standard, the Managing General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, the Intermediate Partnership Agreement, the Operating Subsidiary Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by the Managing General Partner or such Affiliate consistent with the standards of "reasonable discretion" set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of the Managing General Partner to the Partnership or the Limited Partners. The Managing General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by the Managing General Partner shall be deemed to constitute a breach of any duty of the Managing General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable distributions to the General Partners or their Affiliates (including in their capacities as Limited Partners) to exceed 1% of the total amount distributed to all partners or (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

     (c) Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

     (d) The Unitholders hereby authorize the Managing General Partner, on behalf of the Partnership as a partner of a Group Member, to approve of actions by the general partner of such Group Member similar to those actions permitted to be taken by the Managing General Partner pursuant to this Section 7.9.

SECTION 7.10  Other Matters Concerning the General Partners.

     (a) A General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond,

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debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

     (b) A General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that such General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

     (c) A General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

     (d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partners to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the Managing General Partner to be in, or not inconsistent with, the best interests of the Partnership.

SECTION 7.11  Purchase or Sale of Partnership Securities.

     The Managing General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to Section 4.10, the Managing General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partners or any of their Affiliates may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for their own account, subject to the provisions of Articles IV and X.

SECTION 7.12  Registration Rights of the General Partners and their Affiliates.

     (a) If (i) either of the General Partners or any Affiliate of either of the General Partners (including for purposes of this Section 7.12, any Person that is an Affiliate of either of the General Partners at the date hereof notwithstanding that it may later cease to be an Affiliate of either of the General Partners) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of such General Partner or any of its Affiliates, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the Conflicts Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the

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Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (y) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

     (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder which, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

     (c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

     (d) The provisions of Section 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partners (and any of the General Partners' Affiliates) after they cease to be Partners of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file

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successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of
Section 7.12(c) shall continue in effect thereafter.

     (e) Any request to register Partnership Securities pursuant to this Section
7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such shares for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

SECTION 7.13  Reliance by Third Parties.

     Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the Managing General Partner and any officer of the Managing General Partner authorized by the Managing General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the Managing General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Managing General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the Managing General Partner or any such officer or its representatives be obligated to ascertain that the terms of the Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Managing General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the Managing General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

                                  ARTICLE VIII

                     BOOKS, RECORDS, ACCOUNTING AND REPORTS

SECTION 8.1  Records and Accounting.

     The Managing General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

SECTION 8.2  Fiscal Year.

     The fiscal year of the Partnership shall be a fiscal year ending December
31.
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SECTION 8.3  Reports.

     (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the Managing General Partner shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the Managing General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the Managing General Partner.

     (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the Managing General Partner shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the Managing General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the Managing General Partner determines to be necessary or appropriate.

                                   ARTICLE IX

                                  TAX MATTERS

SECTION 9.1  Tax Returns and Information.

     The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

SECTION 9.2  Tax Elections.

     (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the Managing General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the Managing General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

     (b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

     (c) Except as otherwise provided herein, the Managing General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

SECTION 9.3  Tax Controversies.

     Subject to the provisions hereof, the Managing General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for

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professional services and costs associated therewith. Each Partner agrees to cooperate with the Managing General Partner and to do or refrain from doing any or all things reasonably required by the Managing General Partner to conduct such proceedings.

SECTION 9.4  Withholding.

     Notwithstanding any other provision of this Agreement, the Managing General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership, the Intermediate Partnership and the Operating Subsidiary to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the Managing General Partner be treated by the Partnership as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

                                   ARTICLE X

                             ADMISSION OF PARTNERS

SECTION 10.1  Admission of Initial Limited Partners.

     Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partners as described in
Section 5.2, each General Partner shall be deemed to have been admitted to the Partnership as a Limited Partner in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to it. Upon the issuance by the Partnership of Common Units to the Underwriters as described in Section 5.3 in connection with the Initial Offering and the execution by each Underwriter of a Transfer Application, the Managing General Partner shall admit the Underwriters to the Partnership as Initial Limited Partners in respect of the Common Units purchased by them.

SECTION 10.2  Admission of Substituted Limited Partner.

     By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the Managing General Partner consents thereto, which consent may be given or withheld in the Managing General Partner's discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the Managing General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written

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direction of the Assignee who is the Record Holder of such Limited Partner
Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

SECTION 10.3  Admission of Successor General Partners.

     A successor General Partner approved pursuant to Section 11.1, 11.2 or 11.4 or the transferee of or successor to all of such General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the Managing General Partner, or the Special General Partner, as the case may be, effective immediately prior to the withdrawal or removal of the predecessor or transferring Managing General Partner or Special General Partner, as the case may be, pursuant to Section 11.1, 11.2 or 11.4 or the transfer of such General Partner's General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section
4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

SECTION 10.4  Admission of Additional Limited Partners.

     (a) A Person (other than a General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the Managing General Partner
(i) evidence of acceptance in form satisfactory to the Managing General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and (ii) such other documents or instruments as may be required in the discretion of the Managing General Partner to effect such Person's admission as an Additional Limited Partner.

     (b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the Managing General Partner, which consent may be given or withheld in the Managing General Partner's discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the Managing General Partner to such admission.

SECTION 10.5  Amendment of Agreement and Certificate of Limited Partnership.

     To effect the admission to the Partnership of any Partner, the Managing General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the Managing General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the Managing General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

                                   ARTICLE XI

                       WITHDRAWAL OR REMOVAL OF PARTNERS

SECTION 11.1  Withdrawal of the Managing General Partner.

     (a) The Managing General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal");

          (i) The Managing General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners (and it shall be deemed that the Managing General Partner has
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     withdrawn pursuant to this Section 11.1(a)(i) if the Managing General
     Partner voluntarily withdraws (A) as general partner of the Intermediate Partnership or (B) as managing member of the Operating Subsidiary);

          (ii) The Managing General Partner transfers all of its rights as Managing General Partner pursuant to Section 4.6;

          (iii) The Managing General Partner is removed pursuant to Section
     11.2;

          (iv) The Managing General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Managing General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the Managing General Partner or of all or any substantial part of its properties;

          (v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the Managing General Partner; or

          (vi) (A) in the event the Managing General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the Managing General Partner, or 90 days expire after the date of notice to the Managing General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the Managing General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the Managing General Partner; (C) in the event the Managing General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the Managing General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the Managing General Partner.

     If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A),
(B), (C) or (E) occurs, the withdrawing Managing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this
Section 11.1 shall result in the withdrawal of the Managing General Partner from the Partnership.

     (b) Withdrawal of the Managing General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on September 30, 2009, the Managing General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partners and their Affiliates) and the Managing General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor Managing General Partner) would not result in the loss of the limited liability of any Limited Partner or of a limited partner of the Intermediate Partnership or of a member of the Operating Subsidiary or cause the Partnership or the Intermediate Partnership or the Operating Subsidiary to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on September 30, 2009, the Managing General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the Managing General Partner ceases to be the Managing General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the Managing General Partner voluntarily withdraws by giving at least 90 days'

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advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partners and their Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the Managing General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the Managing General Partner as general partner or managing member, as the case may be, of the other Group Members. If the Managing General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor Managing General Partner. The Person so elected as successor Managing General Partner shall automatically become the successor general partner or managing member, as the case may be, of the other Group Members of which the Managing General Partner is a general partner or a managing member. If, prior to the effective date of the Managing General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor Managing General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

SECTION 11.2  Removal of the Managing General Partner.

     The Managing General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partners and their Affiliates). Any such action by such holders for removal of the Managing General Partner must also provide for the election of a successor Managing General Partner by the Unitholders holding a Unit Majority (including Units held by the General Partners and their Affiliates). Such removal shall be effective immediately following the admission of a successor Managing General Partner pursuant to Section 10.3. The removal of the Managing General Partner shall also automatically constitute the removal of the Managing General Partner as general partner or managing member, as the case may be, of the other Group Members of which the Managing General Partner is a general partner or a managing member. If a Person is elected as a successor Managing General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, as the case may be, of the other Group Members of which the Managing General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the Managing General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor Managing General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of
Section 10.3.

SECTION 11.3  Interest of Departing Partner and Successor General Partners.

     (a) In the event of (i) withdrawal of a General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the Managing General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if a successor General Partner is elected in accordance with the terms of Section 11.1, 11.2 or 11.4, the Departing Partner shall have the option exercisable prior to the effective date of the departure of such Departing Partner to require its successor to purchase its General Partner Interest and its managing member interest (or equivalent interest) in the other Group Members and, in the case of the Managing General Partner, all of its Incentive Distribution Rights (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the Managing General Partner is removed by the Unitholders under circumstances where Cause exists or if a General Partner withdraws under circumstances where such withdrawal violates this Agreement, the Intermediate Partnership Agreement or the Operating Subsidiary Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1, 11.2 or 11.4, such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing Partner. In either event, the Departing Partner shall be entitled
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to receive all reimbursements due such Departing Partner pursuant to Section
7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership or the other Group Members.

     For purposes of this Section 11.3(a), the fair market value of a Departing Partner's Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership's assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

     (b) If the Combined Interest is not purchased in the manner set forth in
Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Partner to Common Units will be characterized as if the Departing Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

     (c) If a successor General Partner is elected in accordance with the terms of Section 11.1, 11.2 or 11.4 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to its Percentage Interest of 1/99th of the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to such Percentage Interest of all Partnership allocations and distributions to which the Departing Partner was entitled. In addition, a successor Managing General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor Managing General Partner's admission, the successor Managing General Partner's interest in all Partnership distributions and allocations shall be .99%.

SECTION 11.4  Withdrawal or Removal of Special General Partner.

     (a) The Special General Partner may withdraw from the Partnership in the capacity of Special General Partner (i) upon 90 days' advance written notice to the Managing General Partner or (ii) by transferring its General Partner Interest in the Partnership pursuant to Section 4.6 hereof. Such withdrawal shall take effect on the date specified in such notice. Upon receiving such notice, the Managing General Partner shall select a successor Special General Partner within such 90-day period. Any withdrawal of the Special General Partner shall not become effective unless the Partnership has received by the end of such 90-day period a Withdrawal Opinion of Counsel that such withdrawal will not result in the loss of limited liability of any Limited Partner or of a limited partner of the Intermediate Partnership or of a member of the Operating Subsidiary or cause the Partnership or the Intermediate Partnership or the Operating
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Subsidiary to be treated as a corporation or as an association taxable as a corporation for federal income tax purposes. Following any withdrawal of the Special General Partner, the business and operations of the Partnership shall be continued by the Managing General Partner.

     (b) In addition to the voluntary withdrawal described above, the Special General Partner shall be deemed to have withdrawn (i) when and if, the Special General Partner (A) makes a general assignment for the benefit of creditors, (B) files a voluntary bankruptcy petition, (C) files a petition or answer seeking for itself a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any law, (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Special General Partner in a proceeding of the type described in clauses (A)-(C) of this subsection, or (E) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Special General Partner or of all or any substantial part of its properties; or
(ii), when a final and non-appealable judgment is entered by a court with appropriate jurisdiction ruling that the Special General Partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the Special General Partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereinafter in effect; or (iii) (A) in the event the Special General Partner is a corporation, when a certificate of dissolution or its equivalent is filed for the Special General Partner, or 90 days expire after the date of notice to the Special General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation, (B) in the event the Special General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the Special General Partner, (C) in the event the Special General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust, (D) in the event the Special General Partner is a natural person, his death or adjudication of incompetency, and (E) otherwise in the event of the termination of the Special General Partner.

     (c) The Special General Partner may be removed only if such removal is approved by the written consent or affirmative vote of Limited Partners holding at least 66 2/3% of the Outstanding Units (including Units owned by the General Partners and their Affiliates). Any such action by the Limited Partners for removal of the Special General Partner must also provide for the approval of a successor Special General Partner. Such removal shall be effective immediately following the admission of the successor Special General Partner pursuant to
Section 10.3. The right of the Limited Partners to remove the Special General Partner shall not exist or be exercised unless the Partnership has received an Opinion of Counsel that the removal of the Special General Partner and the selection of a successor Special General Partner will not result in (i) the loss of limited liability of any Limited Partner or of a limited partner of the Intermediate Partnership or of a member of the Operating Subsidiary or (ii) the taxation of the Partnership or the Intermediate Partnership or the Operating Subsidiary as an association taxable as a corporation for federal income tax purposes unless already so taxed.

     (d) Notwithstanding the other provisions of this Section 11.4, a successor Special General Partner need not be selected if the Partnership has received an Opinion of Counsel that the failure to select a successor would not cause the Partnership or the Intermediate Partnership or the Operating Subsidiary to be treated as a corporation or as an association taxable as a corporation for federal income tax purposes.

SECTION 11.5 Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.

     Notwithstanding any provision of this Agreement, if the Managing General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partners and their Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis and (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished.

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SECTION 11.6  Withdrawal of Limited Partners.

     No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

                                  ARTICLE XII

                          DISSOLUTION AND LIQUIDATION

SECTION 12.1  Dissolution.

     The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor Managing General Partner or a successor Special General Partner in accordance with the terms of this Agreement or by the withdrawal of the Special General Partner pursuant to Section 11.4. Upon the removal or withdrawal of the Managing General Partner, if a successor Managing General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor Managing General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

          (a) the expiration of its term as provided in Section 2.7;

          (b) an Event of Withdrawal of the Managing General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

          (c) an election to dissolve the Partnership by the Managing General Partner that is approved by the holders of a Unit Majority;

          (d) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

          (e) the sale of all or substantially all of the assets and properties of the Partnership Group.

SECTION 12.2  Continuation of the Business of the Partnership After Dissolution.

     Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the Managing General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or
(vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor managing general partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

          (i) the reconstituted Partnership shall continue until the end of the term set forth in Section 2.7 unless earlier dissolved in accordance with this Article XII;

          (ii) if the successor Managing General Partner is not the former Managing General Partner, then the interest of the former Managing General Partner shall be treated in the manner provided in Section 11.3; and

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          (iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor managing general partner may for this purpose exercise the powers of attorney granted the Managing General Partner pursuant to
     Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor Managing General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that
     (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership, the Intermediate Partnership nor the Operating Subsidiary would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

SECTION 12.3  Liquidator.

     Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to
Section 12.2, the Managing General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the Managing General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the Managing General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Managing General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

SECTION 12.4  Liquidation.

     The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

     (a) Disposition of Assets. The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

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     (b) Discharge of Liabilities. Liabilities of the Partnership include amounts owed to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

     (c) Liquidation Distributions. All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

SECTION 12.5  Cancellation of Certificate of Limited Partnership.

     Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

SECTION 12.6  Return of Contributions.

     No General Partner shall be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

SECTION 12.7  Waiver of Partition.

     To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

SECTION 12.8  Capital Account Restoration.

     No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. Each General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

                                  ARTICLE XIII

           AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

SECTION 13.1  Amendment to be Adopted Solely by the Managing General Partner.

     Each Partner agrees that the Managing General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

     (a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

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     (b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

     (c) a change that, in the sole discretion of the Managing General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Partnership, the Intermediate Partnership and the Operating Subsidiary will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

     (d) a change that, in the discretion of the Managing General Partner, (i) does not adversely affect the Limited Partners in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Limited Partner Interests (including the division of any class or classes of Outstanding Limited Partner Interests into different classes to facilitate uniformity of tax consequences within such classes of Limited Partner Interests) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are or will be listed for trading, compliance with any of which the Managing General Partner determines in its discretion to be in the best interests of the Partnership and the Limited Partners, (iii) is necessary or advisable in connection with action taken by the Managing General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

     (e) a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the Managing General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the Managing General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

     (f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or either of the General Partners or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

     (g) subject to the terms of Section 5.7, an amendment that, in the discretion of the Managing General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

     (h) any amendment expressly permitted in this Agreement to be made by the Managing General Partner acting alone;

     (i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

     (j) an amendment that, in the discretion of the Managing General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

     (k) a merger or conveyance pursuant to Section 14.3(d); or

     (l) any other amendments substantially similar to the foregoing.

SECTION 13.2  Amendment Procedures.

     Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or

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with the consent of the Managing General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the Managing General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The Managing General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

SECTION 13.3  Amendment Requirements.

     (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partners) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

     (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, either of the General Partners or any of their Affiliates without its consent, which consent may be given or withheld in its sole discretion, (iii) change Section 12.1(a) or 12.1(c), or (iv) change the term of the Partnership or, except as set forth in
Section 12.1(c), give any Person the right to dissolve the Partnership.

     (c) Except as provided in Section 14.3, and except as otherwise provided, and without limitation of the Managing General Partner's authority to adopt amendments to this Agreement as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

     (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Common Units and Subordinated Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

     (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

SECTION 13.4  Special Meetings.

     All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the Managing General Partner or by Limited Partners owning 20% or more of the Outstanding Limited Partner Interests of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the Managing General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the Managing General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall
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be held at a time and place determined by the Managing General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited
Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

SECTION 13.5  Notice of a Meeting.

     Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Limited Partner Interests for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

SECTION 13.6  Record Date.

     For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the Managing General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the Managing General Partner to give such approvals.

SECTION 13.7  Adjournment.

     When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

SECTION 13.8  Waiver of Notice; Approval of Meeting; Approval of Minutes.

     The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

SECTION 13.9  Quorum.

     The holders of a majority of the Outstanding Limited Partner Interests of the class or classes for which a meeting has been called (including Limited Partner Interests deemed owned by the General Partners) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Limited Partner Interests, in which case the quorum shall be such greater

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percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Limited Partner Interests that in the aggregate represent a majority of the Outstanding Limited Partner Interests entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Limited Partner Interests that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Limited Partner Interests specified in this Agreement (including Limited Partner Interests deemed owned by the General Partners). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Limited Partner Interests entitled to vote at such meeting (including Limited Partner Interests deemed owned by the General Partners) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

SECTION 13.10  Conduct of a Meeting.

     The Managing General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The Managing General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the Managing General Partner. The Managing General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

SECTION 13.11  Action Without a Meeting.

     If authorized by the Managing General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Limited Partner Interests (including Limited Partner Interests deemed owned by the General Partners) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Limited Partner Interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The Managing General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the Managing General Partner. If a ballot returned to the Partnership does not vote all of the Limited Partner Interests held by the Limited Partners the Partnership shall be deemed to have failed to receive a ballot for the Limited Partner Interests that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the Managing General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the Managing General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is
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delivered to the Managing General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

SECTION 13.12  Voting and Other Rights.

     (a) Only those Record Holders of the Limited Partner Interests on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Limited Partner Interests have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Limited Partner Interests shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Limited Partner Interests.

     (b) With respect to Limited Partner Interests that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Limited Partner Interests are registered, such other Person shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, and unless the arrangement between such Persons provides otherwise, vote such Limited Partner Interests in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of
Section 4.3.

                                  ARTICLE XIV

                                     MERGER

SECTION 14.1  Authority.

     The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

SECTION 14.2  Procedure for Merger or Consolidation.

     Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the Managing General Partner. If the Managing General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the Managing General Partner shall approve the Merger Agreement, which shall set forth:

     (a) The names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

     (b) The name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

     (c) The terms and conditions of the proposed merger or consolidation;

     (d) The manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business
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Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

     (e) A statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

     (f) The effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

     (g) Such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the Managing General Partner.

SECTION 14.3  Approval by Limited Partners of Merger or Consolidation.

     (a) Except as provided in Section 14.3(d), the Managing General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

     (b) Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Limited Partner Interests or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

     (c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

     (d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the Managing General Partner is permitted, in its discretion, without Limited Partner approval, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the Managing General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any limited partner in the Intermediate Partnership or any member of the Operating Subsidiary or cause the Partnership, the Intermediate Partnership or the Operating Subsidiary to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity

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provide the Limited Partners and the General Partners with the same rights and obligations as are herein contained.

SECTION 14.4  Certificate of Merger.

     Upon the required approval by the Managing General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

SECTION 14.5  Effect of Merger.

     (a) At the effective time of the certificate of merger:

          (i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

          (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

          (iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

          (iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

     (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

                                   ARTICLE XV

                   RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

SECTION 15.1  Right to Acquire Limited Partner Interests.

     (a) Notwithstanding any other provision of this Agreement, if at any time not more than 20% of the total Limited Partner Interests of any class then Outstanding is held by Persons other than the General Partners and their Affiliates, the Managing General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the Managing General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partners and their Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by a General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests listed or admitted to trading on any National Securities Exchange means the average of the daily Closing Prices (as hereinafter defined) per limited partner interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests of

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such class are listed or admitted to trading or, if such Limited Partner
Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the Managing General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined reasonably and in good faith by the Managing General Partner; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

     (b) If the Managing General Partner, any Affiliate of the Managing General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the Managing General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the Managing General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the Managing General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the Managing General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this
Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the Managing General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the Managing General Partner or any Affiliate of the Managing General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

     (c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this
Section 15.1 may surrender his Certificate evidencing such

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Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

                                  ARTICLE XVI

                               GENERAL PROVISIONS

SECTION 16.1  Addresses and Notices.

     Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the Managing General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the Managing General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The Managing General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

SECTION 16.2  Further Action.

     The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

SECTION 16.3  Binding Effect.

     This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

SECTION 16.4  Integration.

     This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

SECTION 16.5  Creditors.

     None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

SECTION 16.6  Waiver.

     No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

SECTION 16.7  Counterparts.

     This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

SECTION 16.8  Applicable Law.

     This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

SECTION 16.9  Invalidity of Provisions.

     If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

SECTION 16.10  Consent of Partners.

     Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

                        [SIGNATURES ON FOLLOWING PAGE.]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                            MANAGING GENERAL PARTNER:

                                            ALLIANCE RESOURCE MANAGEMENT GP, LLC

                                            By:
                                              ----------------------------------
                                            Name:
                                               ---------------------------------
                                            Title:
                                               ---------------------------------

                                            SPECIAL GENERAL PARTNER

                                            ALLIANCE RESOURCE GP, LLC

                                            By:
                                              ----------------------------------
                                            Name:
                                               ---------------------------------
                                            Title:
                                               ---------------------------------

                                            ORGANIZATIONAL LIMITED PARTNER:

                                            ------------------------------------
                                            THOMAS L. PEARSON

                                            LIMITED PARTNERS:

                                            All Limited Partners now and
                                            hereafter admitted as Limited
                                            Partners of the Partnership,
                                            pursuant to powers of attorney now
                                            and hereafter executed in favor of,
                                            and granted and delivered to the
                                            Managing General Partner.

                                            ALLIANCE RESOURCE MANAGEMENT GP, LLC

                                            By:
                                              ----------------------------------
                                            Name:
                                               ---------------------------------
                                            Title:
                                               ---------------------------------

                                   EXHIBIT A
                            TO THE FIRST AMENDED AND
                  RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
                        ALLIANCE RESOURCE PARTNERS, L.P.

                      CERTIFICATE EVIDENCING COMMON UNITS
                   REPRESENTING LIMITED PARTNER INTERESTS IN
                        ALLIANCE RESOURCE PARTNERS, L.P.

No.                                                                 Common Units

     In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Alliance Resource Partners, L.P., as amended, supplemented or restated from time to time (the "Partnership Agreement"), Alliance Resource Partners, L.P., a Delaware limited partnership (the
"Partnership"), hereby certifies that           (the "Holder") is the registered
owner of           Common Units representing limited partner interests in the
Partnership (the "Common Units") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 1717 South Boulder Avenue, Tulsa, Oklahoma 74119. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

     The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

     This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.


DATED:                                             ALLIANCE RESOURCE PARTNERS, L.P.
  Countersigned and Registered by:                 By: Alliance Resource Management GP, LLC,
                                                   its Managing General Partner
  ------------------------------------------       By:
  as Transfer Agent and Registrar                  --------------------------------------------
                                                       Name:
                                                   --------------------------------------------
  By:
  ------------------------------------------
       Authorized Signature                        By:
                                                   --------------------------------------------
                                                       Secretary

                            [REVERSE OF CERTIFICATE]

                                 ABBREVIATIONS

     The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM  -    as tenants in common              UNIF GIFT/TRANSFERS MIN ACT
TEN ENT  -    as tenants by the entireties      --------------- Custodian
                                                ---------------
JT TEN   -    as joint tenants with right of       (Cust)                   (Minor)
              survivorship and not as tenants   under Uniform
              in common                         Gifts/Transfers to
                                                Minors Act
                                                ---------------------------
                                                (State)

     Additional abbreviations, though not in the above list, may also be used.

                           ASSIGNMENT OF COMMON UNITS
                                       IN
                        ALLIANCE RESOURCE PARTNERS, L.P.
                      IMPORTANT NOTICE REGARDING INVESTOR
                 RESPONSIBILITIES DUE TO TAX SHELTER STATUS OF
                        ALLIANCE RESOURCE PARTNERS, L.P.

     You have acquired an interest in Alliance Resource Partners, L.P., 1717 South Boulder Avenue, Tulsa, Oklahoma 74119, whose taxpayer identification
number is           . The Internal Revenue Service has issued Alliance Resource
Partners, L.P. the following tax shelter registration number:           .

     YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN ALLIANCE RESOURCE PARTNERS, L.P.

     You must report the registration number as well as the name and taxpayer identification number of Alliance Resource Partners, L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN ALLIANCE RESOURCE PARTNERS, L.P.

     If you transfer your interest in Alliance Resource Partners, L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person's name, address and taxpayer identification number,
(b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of Alliance Resource Partners, L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

     ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

        FOR VALUE RECEIVED,
        -------------------------- HEREBY ASSIGNS, CONVEYS, SELLS AND TRANSFERS UNTO

--------------------------------------------       --------------------------------------------
(Please print or typewrite name                    (Please insert Social Security or other
and address of Assignee)                           identifying
                                                   and number of Assignee)

---------- Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint
------------- as its attorney-in-fact with full power of substitution to transfer the same on the books of Alliance Resource Partners, L.P.

Date:                                      NOTE:   The signature to any endorsement hereon must
                                                   correspond with the name as written upon the
                                                   face of this Certificate in every particular,
                                                   without alteration, enlargement or change.

SIGNATURE(S) MUST BE GUARANTEED BY A               ------------------------------------------------
MEMBER FIRM OF THE NATIONAL ASSOCIATION            (Signature)
OF SECURITIES DEALERS, INC. OR BY A
COMMERCIAL BANK OR TRUST COMPANY                   ------------------------------------------------
                                                   (Signature)

SIGNATURE(S) GUARANTEED

     No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                    APPLICATION FOR TRANSFER OF COMMON UNITS

     The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

     The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the First Amended and Restated Agreement of Limited Partnership of Alliance Resource Partners, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

                   Date:                           --------------------------------------------
--------------------------------------------
                                                              Signature of Assignee

--------------------------------------------       --------------------------------------------
Social Security or other identifying number                Name and Address of Assignee
                of Assignee

--------------------------------------------
Purchase Price including commissions, if any

Type of Entity (check one):

[ ]  Individual              [ ]  Partnership             [ ]  Corporation
[ ]  Trust                   [ ]  Other (specify)

Nationality (check one):

[ ]  U.S. Citizen, Resident or Domestic Entity
[ ]  Foreign Corporation     [ ]  Non-resident Alien

     If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

     Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A. Individual Interestholder

     1. I am not a non-resident alien for purposes of U.S. income taxation.

     2. My U.S. taxpayer identification number (Social Security Number) is
     --------------------------------- .

     3. My home address is
--------------------------------------------------------------------------- .

B. Partnership, Corporation or Other Interestholder

     1. (Name of Interestholder) is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

     2. The interestholder's U.S. employer identification number is
     ------------------------------------------- .

     3. The interestholder's office address and place of incorporation (if applicable) is
        -------------------------- .

     The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

     The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

     Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

                ------------------------------------------------
                             Name of Interestholder

                ------------------------------------------------
                               Signature and Date

                ------------------------------------------------
                             Title (if applicable)

     Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                      APPENDIX B

     No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                    APPLICATION FOR TRANSFER OF COMMON UNITS

     The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

     The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Alliance Resource Partners, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:
------------------

------------------------------------------------------
            Social Security or other identifying number of Assignee

------------------------------------------------------
                  Purchase Price including commissions, if any

------------------------------------------------------
                             Signature of Assignee

------------------------------------------------------
                          Name and Address of Assignee

Type of Entity (check one):

     [ ] Individual             [ ] Partnership                 [ ] Corporation

     [ ] Trust                  [ ] Other (specify) ------------------------------------

Nationality (check one):

     [ ] U.S. Citizen, Resident or Domestic Entity

     [ ] Foreign Corporation          [ ] Non-resident Alien

     If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

     Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A. Individual Interestholder

     1. I am not a non-resident alien for purposes of U.S. income taxation.

     2. My U.S. taxpayer identification number (Social Security Number) is
     ----------------------------- .

     3. My home address is
     ----------------------------------------------------------------- .

B. Partnership, Corporation or Other Interestholder

1.                                       is not a foreign corporation, foreign partnership,
 ------------------------------------    foreign trust or foreign estate (as those terms are
  (Name of Interestholder)               defined in the Code and Treasury Regulations).

     2. The interestholder's U.S. employer identification number is
     ----------------------------------- .

     3. The interestholder's office address and place of incorporation (if applicable) is
       ------------------------------------- .

     The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

     The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

     Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

             ------------------------------------------------------
                             Name of Interestholder

             ------------------------------------------------------
                               Signature and Date

             ------------------------------------------------------
                             Title (if applicable)

     Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                      APPENDIX C

                               GLOSSARY OF TERMS

     Adjusted Operating Surplus: For any period, Operating Surplus generated during that period as adjusted to:

          (a) decrease Operating Surplus by:

             (1) any net increase in working capital borrowings during that period, and

             (2) any net reduction in cash reserves for Operating Expenditures during that period not relating to an Operating Expenditure made during that period; and

          (b) increase Operating Surplus by:

             (1) any net decrease in working capital borrowings during that period; and

             (2) any net increase in cash reserves for Operating Expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

     Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(1) of the definition of Operating Surplus.

     Anthracite: The highest rank of economically usable coal with moisture content less than 15% by weight and heat value as high as 15,000 Btus per pound.

     Ash: Impurities consisting of incombustible matter that are contained in coal. Since ash increases the weight of coal, it adds to the cost of transportation handling, and can affect the burning characteristics of coal. Coal with a higher percentage of ash will have a lower heating value.

     Available Cash: For any quarter prior to liquidation:

          (a) the sum of:

             (1) all cash and cash equivalents of the Alliance Resource Partners and its subsidiaries on hand at the end of that quarter; and

             (2) all additional cash and cash equivalents of Alliance Resource Partners and its subsidiaries on hand on the date of determination of Available Cash for that quarter resulting from Working Capital Borrowings after the end of that quarter;

          (b) less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the managing general partner to:

             (1) provide for the proper conduct of the business of Alliance Resource Partners and its subsidiaries (including reserves for future capital expenditures) after that quarter;

             (2) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters; and

             (3) comply with applicable law or any debt instrument or other agreement or obligation to which any member of Alliance Resource Partners and its subsidiaries is a party or its assets are subject;

          provided, however, that the managing general partner may not establish cash reserves for distributions to the subordinated units unless the managing general partner has determined that in its judgment the establishment of reserves will not prevent Alliance Resource Partners from distributing the minimum quarterly distribution on all common units and any common unit arrearages thereon for the next four quarters; and, provided further, that disbursements made by Alliance Resource Partners and its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of Available Cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within that quarter if the managing general partner so determines.

     Baseload Electricity Demand: The amount of power that is consistently required 24 hours per day.

     Bituminous Coal: The most common type of coal with moisture content less than 20% by weight and heating value of 10,500 to 14,000 Btus per pound.

     British Thermal Unit, or Btu: A measure of the energy required to raise the temperature of one pound of water one degree Fahrenheit.

     Capital Account: The capital account maintained for a partner under the amended and restated partnership agreement. The Capital Account for a common unit, a subordinated unit or any other specified interest in Alliance Resource Partners shall be the amount which that Capital Account will be if that common unit, subordinated unit or other interest in Alliance Resource Partners were the only interest in Alliance Resource Partners held by a partner.

     Capital Surplus: All Available Cash distributed by Alliance Resource Partners from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of Alliance Resource Partners equals the Operating Surplus as of the end of the quarter before that distribution. Any excess Available Cash will be deemed to be Capital Surplus.

     Clean Air Act: The Clean Air Act indirectly affects coal mining operations by regulating the air emissions of coal-fired electric power generating plants. Title IV of the Clean Air Act Amendments places limits on the sulfur dioxide emissions from electric power generation plants. Reductions in emissions are mandated to occur in two phases, the first having begun in 1996 ("Phase I") which is applicable to identified facilities, and the second in the year 2000 ("Phase II") which is applicable to all facilities, including those already identified by Phase I. The affected utilities may meet these requirements by switching to lower sulfur fuels, by installing pollution control devices such as scrubbers, by reducing electricity generating levels or by purchasing or trading so-called "pollution credits." Specific emission sources will receive these pollution credits which utilities and industrial concerns can trade or sell to allow other units to emit higher levels of sulfur dioxide.

     The Clean Air Act contains provisions which, among other things, are aimed at controlling acid rain and the production of chemicals that deplete the earth's ozone layer. The Act's provisions are contained in six Titles. Of greatest significance to coal mining and processing operations and to coal-burning electric power generation plants are Titles I, Air Quality Standards, and IV, Acid Deposition Control. It is important to note that in most instances, equivalent Clean Air Act state legislation allows individual states to administer those Clean Air Act Titles in lieu of the Federal government. Therefore, those Titles impact coal mining and processing operations and coal-burning electric power generation plants through complex permitting and emission control requirements directed at a variety of air pollutants, including sulfur dioxide ("SO(2)"), particulate matter, nitrogen oxides and mercury.

     Title I addresses air pollution from stationary sources by, among other things, establishing national ambient air quality standards for each air pollutant for which air quality standards have been issued by the Environmental Protection Agency. Title I also establishes a framework for the technology-based control of hazardous air pollutants such as mercury, which are typically emitted by coal-burning electric power generation plants. In addition, Title I establishes a program, known as the "Prevention of Significant Deterioration" or "PSD" program that regulates emissions growth in areas that have achieved compliance with the national ambient air quality standards. This aspect of Title I is also of great significance to coal-burning electric power generation plants because it requires the Environmental Protection Agency to set limits on the amount of sulfur dioxide, nitrogen oxides, and particulate matter pollution allowed in a given PSD area. These requirements also impact coal processing operations, especially those that employ thermal dryers. All new and modified sources that emit more than a specified annual tonnage of any regulated air pollutant such as SO(2) must attain PSD permits before commencing construction.

     Title IV is directed at reducing the effects of acid rain, and therefore principally applies to emissions of sulfur dioxide. Title IV envisions a gradual reduction and eventual cap on the amount of SO(2) emitted by coal-burning electric power generation plants in the United States. It sets up a two-phase program with Phase I beginning January 1, 1995, and Phase II beginning January 1, 2000, during which time these plants will be required to reduce sulfur dioxide emissions by an amount, expressed in pounds per million Btus, multiplied by an average of the source's historical fuel consumption. Following the establishment by the Environmental Protection Agency of allowances based on those computations, coal-burning electric power generation plants will be required either to implement emissions reduction programs to meet their allowable emissions or to purchase "allowances" on the open market.

     Closing Price: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way. In either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the board of directors of the managing general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by the board of directors of the managing general partner.

     Coal Seam: Coal deposits occur in layers typically separated by rock. Each layer is called a "seam."

     Coke: A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel. Its production results in a number of useful by-products.

     Compliance Coal: Coal which, when burned, emits less than 1.2 pounds of sulfur dioxide per million Btu. Compliance coal meets sulfur emission standards imposed by Phase I and II of the Clean Air Act.

     Continuous Mining: A form of underground room and pillar mining, which involves the excavation of a series of "rooms" into the coal seam leaving "pillars" or columns of coal to help support the mine roof. A specialized cutting machine, the continuous miner, mechanizes the extraction procedure. Continuous miners tear the coal from the seam and load it onto conveyors or into shuttle cars in a continuous operation.

     Current Market Price: With respect to any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily Closing Prices for the 20 consecutive trading days immediately prior to the date.

     Dragline: A large machine used in the surface mining process to remove the overburden, or layers of earth and rock, covering a coal seam. The dragline has a large bucket suspended from the end of a huge boom. The bucket, which is suspended by cables, is able to scoop up great amounts of overburden as it is dragged across the excavation area. These machines, which "walk" by moving huge pontoon-like "feet," are among the largest land-based machines in the world.

     Estimated Maintenance Capital Expenditures: An estimate made in good faith by the board of directors of the managing general partner (with the concurrence of the conflicts committee of the board of directors of the managing general partner) of the average quarterly Maintenance Capital Expenditures that Alliance Resource Partners will incur over the long-term. The board of directors of the managing general partner may make the estimate in any manner it determines is reasonable in its sole discretion. The estimate will be made annually and whenever an event occurs that is likely to result in a material adjustment to the amount of Maintenance Capital Expenditures on a long-term basis. Alliance Resource Partners shall disclose to its partners the amount of Estimated Maintenance Capital Expenditures. Except as provided in the definition of Subordination Period, any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.

     Expansion Capital Expenditures: Cash capital expenditures for acquisitions or capital improvements. Expansion Capital Expenditures shall not include Maintenance Capital Expenditures.

     High-sulfur Coal: Coal with a sulfur content of greater than 2%.

     Interim Capital Transactions:

          (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any member of Alliance Resource Partners and its subsidiaries;

          (b) sales of equity interests (including one-half of the common units sold to the underwriters in the exercise of their over-allotment option) by any member of Alliance Resource Partners and its subsidiaries; and

          (c) sales or other voluntary or involuntary dispositions of any assets of any member of Alliance Resource Partners and its subsidiaries (other than sales or other dispositions of inventory in the ordinary course of business, sales or other dispositions of other current assets, including, without limitation, receivables and accounts, in the ordinary course of business and sales or other dispositions of assets as a part of normal retirements or replacements), in each case before the dissolution and liquidation of Alliance Resource Partners.

     Lignite: A brownish-black coal with a heat content that generally ranges from 3,500 to 8,300 Btus per pound.

     Longwall Mining: A form of underground mining in which two sets of parallel entries, which can be up to 1,000 feet apart, are joined together at their far ends by a crosscut, called the longwall. The longwall machine consists of a rotating drum that moves back and forth across the longwall. The loosened coal falls onto a conveyor for removal from the mine.

     Low-sulfur Coal: Coal with a sulfur content of less than 1%.

     Maintenance Capital Expenditures: Cash capital expenditures (including expenditures for the addition or improvement to our capital assets or for the acquisition of existing, or the construction of new, capital assets (including, without limitation, coal mines, preparation plants and related assets)) if such expenditure is made to maintain over the long-term the operating capacity of our capital assets, as such assets existed at the time of such expenditure. Maintenance Capital Expenditures shall not include Expansion Capital Expenditures, but shall include reclamation and mine closing expenses.

     Medium-sulfur Coal: Coal with a sulfur content between 1% and 2%.

     Metallurgical Coal: The various grades of coal suitable for carbonization to make coke for iron and steel manufacture. Also known as "met" coal, it has a particularly high Btu, but low ash content.

     Nitrogen Oxide (NO(2)): A gas formed in high temperature environments such as coal combustion. It is reported to contribute to ground level ozone and visibility degradation.

     Operating Expenditures: All expenditures of Alliance Resource Partners and its subsidiaries including, but not limited to, taxes, reimbursements of the managing general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

          (a) Payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures.

          (b) Operating Expenditures shall not include Expansion Capital Expenditures or actual Maintenance Capital Expenditures but shall include Estimated Maintenance Capital Expenditures.

          (c) Operating Expenditures shall not include (i) payment of transaction expenses relating to Interim Capital Transactions or (ii) distributions to partners.

     Operating Surplus: means, with respect to any period before liquidation, on a cumulative basis and without duplication:

          (a) the sum of:

             (1) $20 million plus the net working capital of Alliance Resource Partners and its subsidiaries as of the close of business on the closing date of the initial public offering;

             (2) all the cash receipts of Alliance Resource Partners and its subsidiaries for the period beginning on the closing date of the initial public offering and ending with the last day of that period, other than cash receipts from Interim Capital Transactions (except to the extent specified in the amended and restated partnership agreement); and

             (3) all cash receipts of Alliance Resource Partners and its subsidiaries after the end of that period but on or before the date of determination of Operating Surplus for the period resulting from Working Capital Borrowings; less

          (b) the sum of:

             (1) Operating Expenditures for the period beginning on the date of the closing of the initial public offering and ending with the last day of that period; and

             (2) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the managing general partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to Alliance Resource Partners or any of its subsidiaries or disbursements on behalf of Alliance Resource Partners or any of its subsidiaries) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or decreased for the purposes of determining Operating Surplus within such period if the managing general partner so determines.

Notwithstanding the foregoing, "Operating Surplus" for the quarter in which the liquidation date occurs and any later quarter shall equal zero.

     Peak Electricity Demand: The maximum amount of power that is required in a 24-hour period.

     Preparation Plant: Usually located on a mine site, although one plant may serve several mines. A preparation plant is a facility for sizing and washing coal to prepare it for use by a particular customer. The washing process removes ash from the coal and has the added benefit of removing some of the coal's sulfur content.

     Probable Reserves: Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. Also known as "indicated" reserves.

     Proven Reserves: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Also known as "measured" reserves.

     Reclamation: The restoration of land and environmental values to a mining site after the coal is extracted. Reclamation operations are usually underway where the coal has already been taken from a mine even as mining operations are taking place elsewhere at the site. The process commonly includes "recontouring" or reshaping the land to its approximate original appearance, restoring topsoil and planting native grass and ground covers. Reclamation is closely regulated by both state and federal law.

     Reserves: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

     Room and Pillar Mining: A system of coal mining commonly used in the United States in which rooms are driven off the entries with pillars of coal left standing between them for temporary or permanent roof support.

     Scrubber (flue gas desulfurization unit): Any of several forms of chemical/physical devices which operate to neutralize sulfur compounds formed during coal combustion. These devices combine the sulfur in gaseous emissions with other chemicals to form inert compounds, such as gypsum, which must then be removed for disposal.

     Spot Market: Sales of coal pursuant to an agreement for shipments over a period of one year or less. Spot market sales are generally obtained via a competitive bidding process.

     Steam Coal: Coal used by power plants and industrial boilers to produce steam for the generation or heating processes. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal.

     Subbituminous Coal: Dull, black coal that ranks between lignite and bituminous coal. Its moisture content is between 20% and 30% by weight, and its heat content ranges from 8,300 to 10,500 Btus per pound of coal.

     Subordination Period: The subordination period will extend from the date of the closing of the initial public offering until the first to occur of the following:

          (a) the first day of any quarter beginning on or after September 30, 2004 for which:

             (1) distributions of Available Cash from Operating Surplus on each of the outstanding common units and subordinated units, equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common units and subordinated units for each of the three non-overlapping four-quarter periods immediately preceding that date;

             (2) the Adjusted Operating Surplus, generated during each of the three immediately preceding, non-overlapping four quarter periods equaled or exceeded the sum of minimum quarterly distribution on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis and the related distribution on the general partner interests in Alliance Resource Partners, the intermediate partnership and the managing member interest in the operating subsidiary during these periods; and

             (3) there are no arrearages in payment of the minimum quarterly distribution on the common units.

          (b) the date on which the managing general partner is removed as managing general partner of Alliance Resource Partners upon the requisite vote by limited partners under circumstances where cause does not exist and units held by the general partners and their affiliates are not voted in favor of removal.

     Before the end of the subordination period, 50% of the subordinated units will convert to common units if the tests set forth below are met for any quarter ending on or after September 30, 2003:

             (1) distributions of Available Cash from Operating Surplus on each of the outstanding common units and subordinated units, equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common units and subordinated units for each of the three non-overlapping four-quarter periods immediately preceding that date;

             (2) the Adjusted Operating Surplus, generated during each of the two immediately preceding, non-overlapping four quarter periods equaled or exceeded 110% of the sum of minimum quarterly distribution on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis and the related distribution on the general partner interests in Alliance Resource Partners, the intermediate partnership and the managing member interest in the operating subsidiary during these periods; and

             (3) there are no arrearages in payment of the minimum quarterly distribution on the common units.

     For purposes of determining whether the test in clauses (a)(2) and (b)(2) above have been satisfied, Adjusted Operating Surplus will be adjusted upwards or downwards if the conflicts committee of the board of directors of the managing general partner determines in good faith that the amount of Estimated Maintenance Capital Expenditures used in the determination of Adjusted Operating Surplus in either clause (2) was materially incorrect, based on circumstances prevailing at the time of original determination of Estimated Maintenance Capital Expenditures, for any one or more of the preceding three four-quarter periods.

     Sulfur: One of the elements present in varying quantities in coal. Sulfur dioxide (SO(2)) is produced as a gaseous byproduct of coal combustion.

     Tons: A "short" or net ton is equal to 2,000 pounds. A "long" or British ton is 2,240 pounds. A "metric" ton is approximately 2,205 pounds. The short ton is the unit of measure referred to in this document.

     Units: The term "units" refers to both common units and subordinated units, but not the general partner interest.

     Volatile Matter: Combustible matter which is vaporized in the combustion process. Power plant boilers are designed to burn coal containing specific amounts of volatile matter.

     Working Capital Borrowings: Borrowings under our facility or other arrangement requiring all of its borrowings to be reduced to a relatively small amount each year for an economically meaningful period of time. Borrowings that are not intended exclusively for working capital purposes shall not be treated as Working Capital Borrowings.

                                                                      APPENDIX D

                         PRO FORMA AVAILABLE CASH FROM
                               OPERATING SURPLUS


                                                             YEAR ENDED     THREE MONTHS
                                                            DECEMBER 31,   ENDED MARCH 31,
                                                                1998            1999
                                                            ------------   ---------------
                                                                    (IN THOUSANDS)
Pro forma net loss........................................    $ (6,558)        $  (499)
Add:  Depreciation, depletion, and amortization...........      39,838           9,933
      Change in advance royalties.........................         579             507
      Reclamation accrual.................................         705              87
Less: Pro forma maintenance capital expenditures(a).......     (18,000)         (5,250)
                                                              --------         -------
Pro forma Available Cash from Operating
  Surplus(b)(c)(d)(e).....................................    $ 16,564         $ 4,778
                                                              ========         =======

Add:  Unusual item(f).....................................    $  5,211         $    --
Add:  Interest income(g)..................................       2,605             651
Less: Additional maintenance capital expenditures(h)......      (5,500)           (625)
Less: Additional administrative expenses(i)...............      (1,000)           (250)
                                                              --------         -------
      Pro forma Available Cash from Operating Surplus, as
      adjusted(j)(k)(l)...................................    $ 17,880         $ 4,554
                                                              ========         =======


------------------

(a) Consistent with the requirements of the partnership agreement, we have deducted an amount of maintenance capital expenditures which we determined would have been appropriate for our level of operations in 1998.

(b) The pro forma adjustments in the unaudited pro forma financial statements are based upon currently available information and various estimates and assumptions. The unaudited pro forma financial statements do not purport to present the financial position or results of operations of Alliance Resource Partners had the transactions to be effected at the closing of this offering actually been completed as of the date indicated. As a consequence, the amount of pro forma Available Cash from Operating Surplus shown above should only be viewed as a general indication of the amount of Available Cash from Operating Surplus that may have been generated by Alliance Resource Partners had it been formed in an earlier period.

(c) The amount of Available Cash constituting Operating Surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units, the subordinated units and the general partner interest to be outstanding immediately after the transactions is approximately:

                                                             FOUR        ONE
                                                           QUARTERS    QUARTER
                                                           --------    --------
                                                              (IN THOUSANDS)
Common units.............................................  $17,939     $ 4,485
Subordinated units.......................................   12,826       3,207
Combined 2% general partner interest.....................      628         157
                                                           -------     -------
          Total..........................................  $31,393     $ 7,849
                                                           =======     =======

(d) Our pro forma Available Cash from Operating Surplus generated during 1998 would have been sufficient to pay approximately 90% of the minimum quarterly distribution on the common units and would have been insufficient to make a distribution on the subordinated units.

(e) Our pro forma Available Cash from Operating Surplus generated during the first quarter of 1999 would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units and a portion of the minimum quarterly distribution on the subordinated units.

(f) The unusual item relates to a net loss of approximately $5.2 million incurred in connection with the temporary suspension of operations at Pontiki/Excel in the second half of 1998.

(g) We are required to purchase U.S. Treasury notes with the proceeds from our term loan facility. The interest income we would have generated from the U.S. Treasury notes would have been $2.6 million and $0.7 million for the year ended December 31, 1998 and the three months ended March 31, 1999. This interest income is not included in pro forma net income.

(h) Consistent with the requirements of our partnership agreement, this adjustment reflects an increase in maintenance capital expenditures which we have determined would be appropriate for our target level of operations in the four quarters following the completion of our offering.

(i) We estimate that we will incur incremental general and administrative expenses of approximately $1 million a year as a result of becoming a public company.

(j) Our pro forma Available Cash from Operating Surplus, as adjusted, generated during 1998 would have been sufficient to pay approximately 98% of the minimum quarterly distribution on the common units and would have been insufficient to make a distribution on the subordinated units.


(k) Our pro forma Available Cash from Operating Surplus, as adjusted, for the first quarter of 1999, would have been sufficient to allow us to pay approximately 99% of the minimum quarterly distribution on the common units and would have been insufficient to allow us to make a distribution on the subordinated units.


(l) In 1998 and early 1999, our financial performance was adversely impacted by start-up costs associated with the acquisition of Hopkins County Coal as well as the reopening of Pontiki/Excel after its temporary closing. Based on the performance of our operations at current production levels, we believe we would have generated sufficient operating surplus to pay the minimum quarterly distribution on the common units, the subordinated units and the general partner interest for the twelve-month period ended December 31, 1998 and the three-month period ended March 31, 1999.

             [Letterhead of Weir International Mining Consultants]

May 18, 1999

Thomas L. Pearson, Esq.
Senior Vice President -- Law & Administration
Alliance Resource Holdings
1717 South Boulder Avenue
Tulsa, OK 74119

Reference: Audit of Estimated Proven and Probable Coal Reserves of Selected
           Mining Properties of MAPCO Coal Inc. and MC Mining, Inc.

Gentlemen:

Weir International Mining Consultants ("WIMC") has completed an overview audit of the proven and probable coal reserves, as of March 31, 1999, for selected mining properties of MAPCO Coal Inc. and MC Mining, Inc. (collectively, "MAPCO"), both of which are wholly-owned subsidiaries of Alliance Resource Holdings. The selected mining properties are Mettiki Coal Corporation, Pontiki Coal Corporation, Webster County Coal Corporation, White County Coal Corporation, Gibson County Coal Corporation and Hopkins County Coal, L.L.C. (all of which are wholly-owned subsidiaries of MAPCO Coal Inc.) and MC Mining, Inc. These proven and probable coal reserve estimates of the selected mining properties are the responsibility of MAPCO's management. By assignment, the objective of this summary report is to express an independent opinion on these estimates of proven and probable coal reserves based on our audit review, familiarity with the properties, and knowledge of the coal mining industry in the regions being studied. As such, this summary report addresses the following three areas: summary conclusions of our audit, definitions necessary for an understanding of the audit conclusions, and our qualifications to conduct the coal reserve audit.

A. SUMMARY OF CONCLUSIONS

Based on the scope and process of our audit of MAPCO's proven and probable coal reserve estimates, it is our professional opinion that:

     1. Proven and probable reserve estimates presented by MAPCO are properly calculated in accordance with MAPCO's stated procedures and parameters, which comply with practices and standards generally employed by and within the coal mining industry and are consistent with the requirements of Item 102 of Regulation S-K as well as Industry Guide 7, both of which are promulgated pursuant to the Securities Act of 1933, as amended .

     2. As of March 31, 1999, MAPCO controlled by lease, ownership, or option an estimated 407 million product tons of proven and probable coal reserves as summarized as follows:

                                                                             PROVEN AND PROBABLE
          MINE/PROPERTY                     LOCATION          MINING METHOD      TONS (000)
          -------------                     --------          -------------  -------------------
Mettiki Mine......................  Garrett County, Maryland  Underground           46,498
Excel Mining......................  Martin County, Kentucky   Underground           28,922
MC Mining.........................  Pike County, Kentucky     Underground           24,633
Dotiki Mine.......................  Webster County, Kentucky  Underground           53,052
Pattiki Mine......................  White County, Illinois    Underground           72,659
Gibson County.....................  Gibson County, Indiana    Underground          142,038
Hopkins County....................  Hopkins County, Kentucky  Underground           24,820
                                                              Surface               14,849
                                                                                   -------
Total Proven and Probable Product Tons.....................................        407,471
                                                                                   =======

Alliance Resource Holdings
May 18, 1999
Page 2

MAPCO's coal resources may include tonnage in excess of the proven and probable tons set forth above that may be mined in the future following potential improvements in mining equipment and techniques. Such potential additional reserves have been excluded from the summary report because they cannot be economically extracted or produced as of March 31, 1999.

B. DEFINITIONS RELATING TO COAL RESERVE AUDIT

Definitions of terms and criteria applied in our summary study are as follows:

     Reserve Classification: Refers to the reliability or accuracy of the reserve estimate. This report is limited to two reserve classifications: proven (measured) and probable (indicated) (in descending order of geologic assurance).

     Proven (Measured): Tonnages computed from seam measurements as observed and recorded in drill holes, mine workings, and/or seam outcrop prospect openings. The sites for measurement are so closely spaced and the geologic character so well-defined that the thickness, areal extent, size, shape and depth of coal are well established. The maximum acceptable distance for projection from seam data points varies with the geologic nature of the coal seam being studied, but generally a radius of 1/4 mile is recognized as the standard. This classification has the highest degree of geological assurance.

     Probable (Indicated): Coal tonnages computed by projection of data from available seam measurements for a distance beyond coal classified as proven (measured). The assurance, although lower than for proven (measured), is high enough to assume continuity between points of measurement. The maximum acceptable distance for projection of indicated tonnage is 3/4 mile from points of observation. The indicated classification has a moderate degree of geological assurance. Further exploration is necessary to place these reserves in the measured category.

     Product Tons: Tons mined and prepared for sale; can include both tonnage cleaned and processed in a preparation plant and ROM tonnage that can be sold without cleaning.

     ROM: Run-of-mine tons. Tonnage as mined, including in-seam rock and out-of-seam dilution (top and bottom rock).

In preparing this overview audit report, we have relied on real property information and other data provided by MAPCO. We have not independently investigated real property ownership, verified such data or other information, or examined any agreement or documents in regard to MAPCO's reserve ownership or control.

C. QUALIFICATIONS

WIMC has provided consulting services to the United States and International mining industries continuously for over 60 years. The company was founded in 1936 in Chicago, Illinois, as the Paul Weir Company, where the firm continues to maintain one of its principal offices. WIMC has provided independent professional advice to the mining industry and enjoys an unrivaled reputation for objectivity.

Alliance Resource Holdings
May 18, 1999
Page 3

WIMC operates independently from equipment manufacturers, government agencies and producing companies to ensure total independence.

WIMC is a member of the International Mining Consultants Group, and thus has access to the resources of the world's largest consulting company serving the specialized needs of the mining and minerals industries through 400 staff and 25 offices worldwide. WIMC provides a complete range of consulting and engineering services in mining, geology, geotechnical and hydrogeologic engineering, environmental investigations, economics, and coal benefication, combustion and utilization. WIMC has been involved in over 3,000 assignments for clients in all significant geographical areas across the United States and in many foreign countries.

WIMC is familiar with MAPCO's coal holdings and has visited a substantial majority of MAPCO's operations in the past 18 months. In conducting this study, WIMC visited all of the selected mining properties of MAPCO. Our audit was planned and performed to obtain a reasonable assurance on the reserve estimates of MAPCO. The audit process included a review and examination, where appropriate, on a test basis, of evidence supporting the reserve estimates as well as assessing the methodology and practices applied by MAPCO in formulating the reserve estimates.

Based on the foregoing, we believe our findings are reasonable and realistic and have been developed using accepted engineering practices. All findings are subject to the accuracy and reliability of the source data used as the basis of this report.

                                          Respectfully submitted,

                                          Weir International Mining Consultants

                                          By:       /s/ JOHN W. SABO
                                            ------------------------------------
                                                        John W. Sabo
                                                   Senior Vice President

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             8,969,335 COMMON UNITS

                        ALLIANCE RESOURCE PARTNERS, L.P.

                                  REPRESENTING
                           LIMITED PARTNER INTERESTS

                                 -------------

                                   PROSPECTUS

                                           , 1999

                                 -------------

                              SALOMON SMITH BARNEY
                           MORGAN STANLEY DEAN WITTER
                           A.G. EDWARDS & SONS, INC.
                                LEHMAN BROTHERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE filing fee, the amounts set forth below are estimates:


Securities and Exchange Commission registration fee.........  $   62,168
NASD filing fee.............................................      22,863
Nasdaq listing fee..........................................     450,000
Printing and engraving expenses.............................      72,875
Legal fees and expenses.....................................   1,350,000
Accounting fees and expenses................................     475,000
Transfer agent and registrar fees...........................       4,000
Miscellaneous...............................................     283,094
                                                              ----------
          TOTAL.............................................  $2,720,000
                                                              ==========


---------------

* To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The section of the Prospectus entitled "The Partnership
Agreement -- Indemnification" is incorporated herein by this reference. Reference is made to Section 7 of the Underwriting Agreement filed as Exhibit
1.1 to the Registration Statement. Subject to any terms, conditions or restrictions set forth in the Partnership Agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Alliance Resource Partners issued to Alliance Resource GP, LLC, limited partner interests in the Partnership in connection with the formation of the Partnership on May 17, 1999 in an offering exempt from registration under
Section 4(2) of the Securities Act of 1933, as amended. There have been no other sales of unregistered securities within the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     a. Exhibits:


          +1.1           -- Form of Underwriting Agreement
          +3.1           -- Form of Amended and Restated Agreement of Limited
                            Partnership of Alliance Resource Partners, L.P. (included
                            as Appendix A to the Prospectus)
          +3.2           -- Form of Amended and Restated Agreement of Limited
                            Partnership of Alliance Resource Operating Partners, L.P.
          +3.5           -- Certificate of Limited Partnership of Alliance Resource
                            Partners, L.P.
          +3.6           -- Certificate of Formation of Alliance Resource GP, LLC
          +3.7           -- Certificate of Formation of Alliance Resource Management
                            GP, LLC
          +3.8           -- Certificate of Limited Partnership of Alliance Resource
                            Operating Partners, L.P.
          *5.1           -- Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered
          *8.1           -- Opinion of Andrews & Kurth L.L.P. relating to tax matters
         *10.1           -- Form of Bank Credit Agreement
         *10.2           -- Form of Note Purchase Agreement
         *10.3           -- Form of Contribution and Assumption Agreement
         *10.4           -- Form of Alliance Resource GP, LLC Long-term Incentive
                            Plan

             *10.5           -- Form of Alliance Resource GP, LLC Short-term Incentive Plan
             *10.6           -- Form of Employment Agreement for Messrs. Craft, Pearson, Greenwood, Wesley and
                                Rathburn.
             +10.7           -- Restated and Amended Coal Supply Agreement, dated February 1, 1986, among Seminole
                                Electric Cooperative, Inc., Webster County Coal Corporation and White County Coal
                                Corporation (Portions of this agreement have been omitted based on a request for confidential treatment. Those omitted portions have been filed with the SEC).
             +10.8           -- Contract for Purchase and Sale of Coal, dated January 31, 1995, between Tennessee
                                Valley Authority and Webster County Coal Corporation (Portions of this agreement have been omitted based on a request for confidential treatment. Those omitted portions have been filed with the SEC).
             +10.9           -- Assignment/Transfer Agreement between Andalex Resources, Inc., Hopkins County Coal,
                                LLC, Webster County Coal Corporation and Tennessee Valley Authority, dated January 23,
                                1998, with Exhibit A -- Contract for Purchase and Sale of Coal between Tennessee Valley
                                Authority and Andalex Resources, Inc., dated January 31, 1995 (Portions of this agreement have been omitted based on a request for confidential treatment. Those omitted portions have been filed with the SEC).
             +10.10          -- Contract for Purchase and Sale of Coal, dated July 7, 1998, between Tennessee Valley
                                Authority and Webster County Coal Corporation (Portions of this agreement have been omitted based on a request for confidential treatment. Those omitted portions have been filed with the SEC).
             +10.11          -- Contract for Purchase and Sale of Coal, dated July 7, 1998, between Tennessee Valley
                                Authority and White County Coal Corporation (Portions of this agreement have been omitted based on a request for confidential treatment. Those omitted portions have been filed with the SEC).
              10.12          -- Agreement for the Supply of Coal to the Mt. Storm Power Station, dated January 15,
                                1996, between Virginia Electric Power Company and Mettiki Coal Corporation
                                (Incorporated by reference to Exhibit 10.(t) to MAPCO Inc.'s Form 10-K, filed April 1,
                                1996, File No. 1-5254)
             *21.1           -- List of subsidiaries of Alliance Resource Partners, L.P.
             *23.1           -- Consent of Deloitte & Touche LLP
             +23.2           -- Consent of Weir International Mining Consultants
             +23.3           -- Consent of Andrews & Kurth L.L.P. (contained in Exhibits 5.1 and 8.1)
             *23.4           -- Consent of Resource Data International Inc.
             *23.5           -- Consent of the National Mining Association
             +24.1           -- Powers of Attorney (included on the signature page)
             +27.1           -- Financial Data Schedule.


---------------

 * Filed herewith.

 + Previously filed.

     (b) Financial Statement Schedules

     All financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on August 9, 1999.


                                            ALLIANCE RESOURCE PARTNERS, L.P.

                                            By: Alliance Resource GP, LLC
                                                  its general partner

                                            By:    /s/ THOMAS L. PEARSON
                                              ----------------------------------

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED BELOW.


                   SIGNATURE                                     TITLE                     DATE
                   ---------                                     -----                     ----

                       *                           President, Chief Executive Officer August 9, 1999
------------------------------------------------     and Director (Principal
              Joseph W. Craft, III                   Executive Officer)

                       *                           Senior Vice President and Chief    August 9, 1999
------------------------------------------------     Financial Officer (Principal
              Michael L. Greenwood                   Financial Officer and Principal
                                                     Accounting Officer)

                       *                           Director                           August 9, 1999
------------------------------------------------
                John P. Neafsey

                       *                           Director                           August 9, 1999
------------------------------------------------
             Preston R. Miller, Jr.

                       *                           Director                           August 9, 1999
------------------------------------------------
              John J. MacWilliams

           *By: /s/ THOMAS L. PEARSON
------------------------------------------------
              as Power of Attorney

                                 EXHIBIT INDEX


      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
          +1.1           -- Form of Underwriting Agreement
          +3.1           -- Form of Amended and Restated Agreement of Limited
                            Partnership of Alliance Resource Partners, L.P. (included
                            as Appendix A to the Prospectus)
          +3.2           -- Form of Amended and Restated Agreement of Limited
                            Partnership of Alliance Resource Operating Partners, L.P.
          +3.5           -- Certificate of Limited Partnership of Alliance Resource
                            Partners, L.P.
          +3.6           -- Certificate of Formation of Alliance Resource GP, LLC
          +3.7           -- Certificate of Formation of Alliance Resource Management
                            GP, LLC
          +3.8           -- Certificate of Limited Partnership of Alliance Resource
                            Operating Partners, L.P.
          *5.1           -- Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered
          *8.1           -- Opinion of Andrews & Kurth L.L.P. relating to tax matters
         *10.1           -- Form of Bank Credit Agreement
         *10.2           -- Form of Note Purchase Agreement
         *10.3           -- Form of Contribution and Assumption Agreement
         *10.4           -- Form of Alliance Resource GP, LLC Long-term Incentive
                            Plan
         *10.5           -- Form of Alliance Resource GP, LLC Short-term Incentive
                            Plan
         *10.6           -- Form of Employment Agreement for Messrs. Craft, Pearson,
                            Greenwood, Wesley and Rathburn.
         +10.7           -- Restated and Amended Coal Supply Agreement, dated
                            February 1, 1986, among Seminole Electric Cooperative,
                            Inc., Webster County Coal Corporation and White County
                            Coal Corporation (Portions of this agreement have been
                            omitted based on a request for confidential treatment.
                            Those omitted portions have been filed with the SEC).
         +10.8           -- Contract for Purchase and Sale of Coal, dated January 31,
                            1995, between Tennessee Valley Authority and Webster
                            County Coal Corporation (Portions of this agreement have
                            been omitted based on a request for confidential
                            treatment. Those omitted portions have been filed with
                            the SEC).
         +10.9           -- Assignment/Transfer Agreement between Andalex Resources,
                            Inc., Hopkins County Coal, LLC, Webster County Coal
                            Corporation and Tennessee Valley Authority, dated January
                            23, 1998, with Exhibit A -- Contract for Purchase and
                            Sale of Coal between Tennessee Valley Authority and
                            Andalex Resources, Inc., dated January 31, 1995 (Portions
                            of this agreement have been omitted based on a request
                            for confidential treatment. Those omitted portions have
                            been filed with the SEC).
         +10.10          -- Contract for Purchase and Sale of Coal, dated July 7,
                            1998, between Tennessee Valley Authority and Webster
                            County Coal Corporation (Portions of this agreement have
                            been omitted based on a request for confidential
                            treatment. Those omitted portions have been filed with
                            the SEC).
         +10.11          -- Contract for Purchase and Sale of Coal, dated July 7,
                            1998, between Tennessee Valley Authority and White County
                            Coal Corporation (Portions of this agreement have been
                            omitted based on a request for confidential treatment.
                            Those omitted portions have been filed with the SEC).
          10.12          -- Agreement for the Supply of Coal to the Mt. Storm Power
                            Station, dated January 15, 1996, between Virginia
                            Electric Power Company and Mettiki Coal Corporation
                            (Incorporated by reference to Exhibit 10.(t) to MAPCO
                            Inc.'s Form 10-K, filed April 1, 1996, File No. 1-5254)
         *21.1           -- List of subsidiaries of Alliance Resource Partners, L.P.

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         *23.1           -- Consent of Deloitte & Touche LLP
         +23.2           -- Consent of Weir International Mining Consultants
         +23.3           -- Consent of Andrews & Kurth L.L.P. (contained in Exhibits
                            5.1 and 8.1)
         *23.4           -- Consent of Resource Data International Inc.
         *23.5           -- Consent of the National Mining Association
         +24.1           -- Powers of Attorney (included on the signature page)
         +27.1           -- Financial Data Schedule.


---------------

 * Filed herewith.

 + Previously filed.